 As filed with the Securities and Exchange Commission on April 30, 2019

Securities Act File No. 333-204417

Investment Company Act File No. 811-22853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐          Pre-Effective Amendment No.

☒        Post-Effective Amendment No. 5

and

☒      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒        Amendment No. 16

STONECASTLE FINANCIAL CORP.

(Exact Name of Registrant as Specified in Charter)

152 West 57th Street, 35th Floor, New York, New York 10019
(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (212) 354-6500

Joshua S. Siegel
StoneCastle Financial Corp.
152 West 57th Street, 35th Floor New York, New York 10019
(Name and Address of Agent for Service)

Copies of communications to:

John P. Falco, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

18th and Arch Streets

Philadelphia, PA 19103

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box)

☒ when declared effective pursuant to Section 8(c).

If appropriate, check the following box:

☐ This amendment designates a new effective date for a previously filed registration statement.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is                    .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (2)
Shares of Common Stock, $0.001 par value per share
Shares of Preferred Stock, $0.001 par value per share
Subscription Rights
Debt Securities
Total		$150,000,000	$17,430	(3)

(1) There are being registered hereunder such indeterminate number of shares of common stock, preferred stock, subscription rights and debt securities as shall have an aggregate offering price not to exceed $150,000,000, less the aggregate dollar amount of all securities previously issued hereunder.  If any debt securities are issued at an original issue discount, then the offering price of such debt securities shall be in such greater principal amount as shall result in an aggregated offering price not to exceed $150,000,000, less the aggregate dollar amount of all securities previously issued hereunder.  The securities registered hereunder also include such indeterminate number of securities of each identified class of securities, which may be offered from time to time in unspecified numbers and at indeterminate prices, and as may be issued upon conversion, redemption, repurchase, exchange or exercise of any securities registered hereunder, including under any applicable anti-dilution provisions of any of such securities.  In addition, the securities being registered hereunder includes such indeterminate number of securities of each identified class of securities as may be issuable with respect to the securities being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2) Calculated pursuant to Rule 457(o) under the Securities Act based on the proposed maximum aggregate offering price of all securities listed.

(3) Previously paid.

BASE PROSPECTUS

$150,000,000

Common Stock

Preferred Stock

Subscription Rights

Debt Securities

Investment Company.  StoneCastle Financial Corp. (“we,” “us,” “our” or “the Company”) is a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  We have elected to be treated, and intend to comply with the requirements to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  We are managed by StoneCastle Asset Management LLC (the “Advisor”), a subsidiary of Stone Castle Partners, LLC (“StoneCastle Partners”), a leading asset management firm that invests in community banks and related financial assets throughout the United States.  StoneCastle Partners and its subsidiaries managed almost $16.1 billion of assets focused on community banks, including approximately $1.5 billion of capital invested in more than 250 banking institutions and over $14.5 billion of institutional cash in over 800 banks as of December 31, 2018.

Investment Objectives.  Our primary investment objective is to provide stockholders with current income, and to a lesser extent capital appreciation.  There can be no assurance that we will achieve our investment objectives.

We may offer, from time to time, in one or more offerings or series, together or separately, up to $150 million of our common stock, preferred stock, subscription rights or debt securities, which we refer to, collectively, as the “securities.” We may sell our securities through underwriters or dealers, “at-the-market” to or through a market maker into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus. In the event we offer common stock, the offering price per share of our common stock exclusive of any underwriting commissions or discounts will not be less than the net asset value (“NAV”) per share of our common stock at the time we make the offering except (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our common stockholders and approval of our board of directors or (3) under such circumstances as the Securities and Exchange Commission (the “SEC”) may permit. See “Risk Factors” for more information.

IMPORTANT NOTICE TO SHAREHOLDERS

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Company’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Company or your financial intermediary electronically by contacting your financial intermediary (such as a broker-dealer or bank); other shareholders may call the Company at (212) 354-6500.

You may elect to receive all future reports in paper free of charge. You can inform the Company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by contacting your financial intermediary (such as a broker-dealer or bank); other shareholders may call the Company at (212) 354-6500. Your election to receive reports in paper will apply to all funds held with the Company complex or your financial intermediary.

Investing in our securities involves risks.  See “Risk Factors” beginning on page 48 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2019

Our common stock is listed on the NASDAQ Global Select Market under the symbol “BANX”.  On April 26, 2019, the last reported sale price of our common stock on the NASDAQ Global Select Market was $21.56 per share.

This prospectus sets forth information about us that a prospective investor should know before investing.  This prospectus may not be used to consummate sales of securities by us through underwriters, dealers or agents unless it is accompanied by a prospectus supplement.  You should read this prospectus any accompanying prospectus supplement carefully and retain it for future reference.  We have filed a Statement of Additional Information, dated  April 30, 2019, containing additional information about us with the SEC, which is incorporated by reference in its entirety into this prospectus.  You may request a free copy of the Statement of Additional Information or our annual and semi-annual reports or make shareholder inquiries or request other information about us by calling us collect at (212) 354-6500 or by writing to us at 152 West 57th Street, 35th Floor, New York, New York 10019.  You can also obtain, free of charge, a copy of our Statement of Additional Information and our annual and semi-annual reports to stockholders on our website at www.stonecastle-financial.com.  The content contained in, or that can be accessed through, our website is not a part of this prospectus.  You can review and copy the same information free from the SEC’s website at http://www.sec.gov, on which you may view our Statement of Additional Information, and other materials incorporated by reference to this prospectus and other information about us.  Our common stock does not represent a deposit or obligation of, and is not guaranteed or endorsed by, any bank or other insured depository institution and is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. You must not rely on any unauthorized information or representations not contained in this prospectus or any accompanying prospectus supplement as if we had authorized it. We are offering to sell, and seeking offers to buy, shares of securities only in jurisdictions where offers and sales are permitted. This prospectus and any accompanying prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any security other than the securities offered by this prospectus and any accompanying prospectus supplement, nor does this prospectus or any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities by anyone in any jurisdiction in which such offer or solicitation would be unlawful. The information contained in this prospectus and any accompanying prospectus supplement is accurate only as of the date of this prospectus and any accompanying prospectus supplement, regardless of the time of delivery of this prospectus, any accompanying prospectus or any sale of securities.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus.  You should read the entire prospectus, including “Risk Factors,” before making a decision to invest in our securities.  This summary may not contain all of the information that you should consider before investing in the securities of StoneCastle Financial Corp.  In the prospectus, unless the context suggests otherwise, references to “we,” “us,” “Company,” “our company” or “our” refer to StoneCastle Financial Corp., a Delaware corporation and its subsidiaries; references to “Advisor” mean StoneCastle Asset Management LLC, a Delaware limited liability company; references to “StoneCastle Partners” mean Stone Castle Partners, LLC, the parent of StoneCastle Asset Management LLC, our Advisor; references to “common stock” or “shares” mean the common stock of StoneCastle Financial Corp; and references to “securities” mean the common stock, preferred stock, subscription rights and debt securities of StoneCastle Financial Corp.

The Company

StoneCastle Financial Corp. was organized on February 7, 2013 as a Delaware corporation established to continue and expand the business of StoneCastle Partners, which commenced operations in 2003, making investments in the community banking sector throughout the United States.  Our primary investment objective is to provide stockholders with current income and, to a lesser extent, capital appreciation.  We expect to continue to focus our investments on preferred equity, subordinated debt, convertible securities and, to a lesser extent, common equity that will generally be expected to pay us dividends and interest on a current basis and generate capital gains over time.  We may seek to enhance our returns through the use of warrants, options and other equity conversion features.

We have elected to be treated, and intend to comply with the requirements to qualify annually, as a RIC under Subchapter M of the Code.

Investment Objectives

Our primary investment objective is to provide stockholders with current income, and to a lesser extent, capital appreciation.  There can be no assurance that we will achieve our investment objectives.

We attempt to achieve our investment objectives through investment in preferred equity, subordinated debt, convertible securities and common equity in the U.S. community bank sector.  See “Community Banking Sector Focus.” To a lesser extent, we also invest in similar securities of larger U.S. domiciled banks and companies that provide goods and/or services to banking companies.  Together with banks, we refer to these types of companies as banking-related businesses and intend, under normal circumstances, to invest at least 80% of the value of our net assets plus the amount of any borrowings for investment purposes in such businesses.

We expect to continue to focus our portfolio of securities and investments on the bank sector, with an emphasis on community banks.  We intend to continue to direct investments in numerous issuers differentiated by asset size, business models and geographies.

We may indirectly invest in securities issued by banks through structured securities and credit derivatives.  We currently invest in equity and junior debt tranches of collateralized loan obligations, or CLOs, and other debt securitizations, that are collateralized by a portfolio consisting primarily of unsecured, subordinated loans made to (and, to a lesser extent, unsecured, subordinated debentures and notes issued by) community banks or savings institutions or their respective holding companies.  We may also invest in other securities and instruments that are related to these investments or that our Advisor believes are consistent with our investment objectives, including senior debt tranches of CLOs and loan accumulation facilities.  These indirect investments provide exposure to and focus on the same types of direct investments that we make in banking companies and, accordingly, our investments in structured securities and credit derivatives that provide exposure to banking related business are considered an investment in banking-related businesses.  We believe that the use of such instruments complement our overall strategy and enhance the diversity of our holdings.

With the proceeds of this equity offering and future equity offerings we will seek to grow and further diversify our portfolio of investments.  We may also incur additional leverage to the extent permitted by the Investment Company Act.  See “Leverage.” Although we normally seek to invest substantially all of our assets in banking-related securities, we reserve the ability to invest up to 20% of our assets in other types of securities and instruments.

Additionally, we may take temporary defensive positions that are inconsistent with our investment strategy in attempting to respond to adverse market, economic, political or other conditions.  If we do so, we may not achieve our investment objective.  We may also choose not to take defensive positions.

Our Advisor

StoneCastle Asset Management LLC, an SEC-registered investment advisor dedicated to the community banking sector that was formed on November 14, 2012, manages our assets.  Our Advisor is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”).  Our Advisor is staffed with investment professionals from its affiliates, which collectively manage one of the largest portfolios of assets dedicated to the U.S. community bank sector, with over a ten-year history of investing in trust preferred capital securities issued by, or, other obligations of, community, regional and money center banks.  As of December 31, 2018, StoneCastle Partners and its subsidiaries managed almost $16.1 billion of assets focused on community banks, including approximately $1.5 billion of capital invested in more than 250 banking institutions and over $14.5 billion of institutional cash in over 800 banks.  Our Advisor’s investment philosophy is grounded in disciplined, fundamental, bottom-up credit and investment analysis.  We intend to continue to use our Advisor’s existing community banking infrastructure to identify attractive investment opportunities and to underwrite and monitor our investment portfolio.

Our Advisor is wholly-owned by StoneCastle Partners.  StoneCastle Partners is managed by its two managing partners: Joshua S. Siegel (founder & CEO) and George Shilowitz (each, a “Managing Partner” and, together, the “Managing Partners”).  Charlesbank Capital Partners, LLC, a leading private equity investment manager, and CIBC Capital Corporation (“CIBC Capital”), a subsidiary of Canadian Imperial Bank of Commerce, own minority interests in StoneCastle Partners.

Each of our Advisor’s investment decisions is reviewed and approved for us by our Advisor’s investment committee, the members of which may also act as the investment committee for other investment vehicles managed by our Advisor or its affiliates.  Our Advisor’s two senior officers, Messrs. Siegel and Shilowitz, each have over twenty years of experience advising and investing in financial institutions, investing in financial assets and building financial services companies.

Our Advisor has entered into a staffing agreement with StoneCastle Partners and several of its affiliates.  Under the staffing agreement, these companies make experienced investment professionals available to our Advisor and provide our Advisor access to the senior investment personnel of StoneCastle Partners and its affiliates.  Our Advisor intends to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of StoneCastle Partners’ investment professionals.  Biographical information for key members of our Advisor’s investment team is set forth below under “Management—Biographical Information.” As our investment advisor, our Advisor is obligated to allocate investment opportunities among us and its other clients in accordance with its allocation policy; however, there can be no assurance that our Advisor will allocate such opportunities to us fairly or equitably in the short-term or over time.

Community Banking Sector Focus

We intend to pursue our investment objective by continuing to invest principally in public and privately-held community banks located throughout the United States.  For the purpose of our investment objectives and this prospectus, we define “community bank” to mean banks, savings associations and their holding companies with less than $10 billion in consolidated assets that serve local markets.  As of December 31, 2018, the community banking sector is a highly fragmented $3.0 trillion industry, comprised of over 5,400 banks located throughout the United States, including underserved rural, semi-rural, suburban and other niche markets.  Community banks generally have simple, straightforward business models and geographically concentrated credit exposure.  Community banks typically do not have exposure to non-U.S. credit and are focused on lending to borrowers in their distinct communities.  As a result, we believe that community banks frequently have a better understanding of the local businesses they finance than larger banking organizations.  Many of these community banks are well established, having been in business on average for more than 75 years, and having survived many economic cycles, including the most recent financial crisis.  We expect to continue to focus our investments in the bank sector with an emphasis on community banks.  We intend to continue to direct investments in numerous issuers differentiated by asset sizes, business models and geographies.  To a lesser extent, we may also invest in similar securities of larger U.S. domiciled banks and companies that provide goods and/or services to banking companies.

Market Opportunity

We believe that the community banking sector is attractive due to the strong long-term performance of community banks and the general lack of investment competition from institutional investors.  The Company was formed to invest in the ongoing capital needs of community banks.  We believe that the environment for investing in community banks is attractive for the following reasons:

•                                          Long-Term Resiliency of Community Banks.  The community banking industry has a long history of resiliency and historically has exhibited a low rate of failure.  According to data from the Federal Deposit Insurance Company (“FDIC”), since 1934, FDIC insured banks and thrifts have failed at an annual rate of 0.35%, with peak cycle one-year failure rates of 3.22% in 1989 (S&L crisis), 1.96% in 2010 (Great Recession) and 0.54% in each of 1937 and 1938 (Great Depression).  We believe that these figures are comparable with Baa and Ba Moody’s rated corporate bond default rates, which experienced an average annual default rate since 1920 of approximately 0.26% for Moody’s Baa-rated corporate bonds and 1.01% for Ba-rated bonds, with the highest one year default rates of 1.99% and 11.71%, for Baa-rated and Ba-rated corporate bonds, respectively, as reported in an Annual Default study released on February 1, 2019: Defaults will rise modestly in 2019 amid higher volatility.

•                                          Greater Equity Cushions.  While community banks are generally subject to the same regulations as their larger competitors, community banks have historically maintained significantly larger amounts of equity capital.  Given that community banks do not typically have access to different forms of capital from the public markets, most equity in community banks is comprised of common equity, a form considered of the highest quality by federal and state banking regulators.  As of December 31, 2018, banks with less than $10 billion of assets maintained Tier 1 risk-based capital ratios 15% higher than banks with more than $10 billion of assets.  Given that banks over $10 billion have 32% higher non-current loans to loans (1.04% vs. 0.79%), community banks generally have significantly better equity cushions than their larger competitors.

•                                          Large Fragmented Market.  Community banks collectively controlled nearly $3.0 trillion of financial assets as of December 31, 2018.  Despite significant industry consolidation since 1980, as of December 31, 2018 there were still more than 5,400 FDIC-insured banks in the United States.  As of such date, more than 98% of these banks had less than $10 billion of assets and many primarily service their local communities.  We believe that the highly fragmented nature of the industry poses significant challenges for potential investors seeking to implement a diversified investment strategy.

•                                          Robust Demand for Capital.  Regulatory changes are requiring all banks to hold increased levels of capital.  This requirement creates what we believe to be strong demand for capital in the form of preferred equity, subordinated debt, convertible securities and common equity.  Further, capital is needed to facilitate ongoing consolidation within the banking industry, including acquisitions of failed banks from the FDIC.  Lastly, organic growth of well-positioned institutions also supports demand.  Our Advisor estimates that the community banking sector will require more than $35 billion of capital over the next several years to facilitate (i) compliance with heightened regulatory capital ratios, (ii) acquisition of competitors and failed banks and (iii) organic asset growth.  This estimate is in part based on the size of the trust preferred Collateralized Debt Obligation (“CDO”) market and the phase out of trust preferred securities from the definition of Tier 1 capital.

•                                          Constrained Supply of Capital.  We believe that the supply of new capital available to community banks is extremely constrained and will remain so for many years.  We also believe that there are many community banks with well-established franchises and cash flow characteristics that are not attracting capital from private equity or other institutional investors because: (i) they are perceived by such investors as risky due to their size; (ii) the companies are located in rural or niche markets that are unfamiliar to institutional investors; or (iii) the investments in these companies are too small given (a) the size of the target companies and (b) limitations on majority ownership dictated by certain banking regulations.  We believe that these companies represent attractive investment candidates for us.  We believe that this lack of institutional investor interest and the inability of most community banks to access the capital markets will enable us to invest at attractive pricing levels.

•                                          Sector Overlooked by Institutional Capital Providers.  We believe that many investors historically have avoided investing in community banks due to the small size of these banks, their heavy regulation, the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”) which imposes ownership restrictions and the perception that community banks are riskier than larger financial institutions.  In addition, many capital providers lack the necessary technical expertise to evaluate the quality of the small- and mid-sized privately-held community banks and lack a network of relationships to identify attractive opportunities.

•                                          Favorable Market Conditions.  We believe that the substantial re-pricing of risk resulting from the recent financial crisis along with significantly improved bank balance sheets since the worst period of the crisis has created an ideal environment for us to continue our investment activities.  Bank failures and unprecedented losses by large money-center banks and investment banks related to sub-prime mortgages and other higher risk financial products have negatively affected the view of all banks, including smaller banks not engaged in such activities.  As a consequence, valuations of financial institutions have declined substantially since 2004, allowing potential investors to dictate favorable terms.

Summary of Principal Risks

An investment in our securities involves risk, and we urge you to consult your tax and legal advisors before making an investment in our securities.  You could lose some or all of your investment.  See “Risk Factors.”

An investment in our common stock involves significant risks, including:

Risks Related to Our Operations

•                  There can be no assurance that we will achieve our business objectives.

•                  Our performance is highly dependent on our Advisor.

•                  Most of our assets will be unrated, illiquid, and their fair value may not be readily determinable.

•                  Our Advisor may rely on assumptions that prove to be incorrect.

•                  Our Advisor and its affiliates may serve as investment advisor to other funds, investment vehicles and investors, which may create conflicts of interest not in the best interest of us or our stockholders.

•                  TARP Preferred are perpetual, which means these securities do not have a maturity date and we are not permitted to cause them to be redeemed.

•                  TARP Preferred are callable, which means the issuer may buy back these securities.  As of December 31, 2018, the current dividend rate on the majority of TARP Preferred is 9%.  A majority of these securities experienced a dividend rate increase to 9% from 5% in late 2013 or through early 2015.

•                  We expect that the majority of the new issue preferred stock in which we invest will be non-cumulative and our portfolio may consist of (i) up to 100% of non-cumulative preferred equity securities, (ii) a substantial amount of cumulative preferred equity securities or (iii) any combination thereof.

•                  We operate with leverage, which may adversely affect our return on our assets and may reduce cash available for distribution.

•                  Our investment portfolio is recorded at fair value, with our board of directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value and, as a result, there is uncertainty as to the value of our investments.

•                  Our investments will be subject to dividend and interest rate fluctuations, and we are subject to interest rate risk.  In particular, our investments in subordinated or unsecured debt securities that are perpetual or have maturities in excess of ten years subject us to a high degree of interest rate risk.

•                  We may acquire CLO equity and junior debt securities that are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are typically highly levered and, therefore, the junior debt and equity tranches in which we are currently invested and in which we may invest will be subject to a higher degree of risk of total loss. Investors in CLO securities indirectly bear risks of the collateral held by such CLOs. We generally have the right to receive payments only from the CLOs, and generally do not have direct rights against the underlying borrowers or the entity that sponsored the CLO. While the CLOs in which we invest or may invest generally enable the investor to acquire interests in a pool of senior secured loans without the expenses associated with directly holding the same investments, we generally pay a proportionate share of the CLOs’ administrative and other expenses. Although it is difficult to predict whether the prices of assets underlying CLOs will rise or fall, these prices (and, therefore, the prices of the CLOs’ securities) are influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. CLOs present risks including default (credit), interest rate and prepayment risks. The interests we acquire in CLOs generally are thinly traded or have only a limited trading market. CLO securities are typically privately offered and sold, even in the secondary market. As a result, investments in CLO securities are illiquid and the price at which these securities are sold may be less  than the price used to calculate our NAV.

•                  We may compete with a number of other prospective investors for desirable investment opportunities.

•                  We may generate low or negative rates of return on capital, and we may not be able to execute our business plans as expected, if at all.

•                  Our business model depends to a significant extent upon strong referral relationships, and our inability to maintain or develop these relationships, as well as the failure of these relationships to generate investment opportunities, could adversely affect our business.

•                  If we are unable to source investments effectively, we may be unable to achieve our investment objective.

•                  Our quarterly results may fluctuate.

•                  We make distributions to our stockholders on a quarterly basis out of assets legally available for distribution, including net investment income, capital gains, paid-in capital and borrowings.  If the amount of any distribution exceeds our net investment income or capital gains, then all or a portion of such distribution could constitute a return of capital to stockholders rather than dividend income for tax purposes.  A return of capital distribution has the effect of lowering stockholders’ basis in their shares, which will result in higher tax liability when the shares are sold, even if such shares have not increased in value or have, in fact, lost value.  In addition to the tax consequences, such a distribution is a return of a shareholder’s own investment, but distributed net of Fund expenses, and will decrease the funds available for investment by the Fund.  For our fiscal years ended December 31, 2018 and 2017, all of the distributions the Fund made to stockholders consisted of income generated from our investment portfolio.  Derivatives transactions may limit our income or result in losses.

•                  Financing arrangements with lenders or preferred shareholders may limit our ability to make dividend payments to our stockholders.

•                  We may change our business strategy and operational policies without stockholder consent (unless stockholder consent is specifically required by the Investment Company Act), which may result in a determination to pursue riskier business activities.

•                  Laws and regulations may prohibit the banks in which we invest from paying interest and/or dividends to us.

•                  Legal and regulatory changes could occur that may adversely affect us.

•                  We may be required to register as a commodity pool operator.

•                  Market fluctuations caused by force majeure, terrorism or certain other acts may adversely affect our performance.

•                  Changes in interest rates may affect our net investment income, reinvestment risk and the probability of defaults of our investments.

Risks Related to Our Use of Leverage

•                  We currently have a bank loan to finance investments as a form of leverage.  We also have authority to issue preferred stock or engage in reverse repurchase agreements to finance investments.

•                  Leverage exaggerates the effects of market downturns or upturns on the NAV and market value of our common stock, as well as on distributions to holders of our common stock.

•                  Leverage can also increase the volatility of our NAV, and expenses related to leverage can reduce our income.

•                  In the case of leverage, if our assets decline in value so that asset coverage requirements for any borrowings or preferred stock would not be met, we may be prevented from paying distributions, which could jeopardize our qualification for pass-through tax treatment, make us liable for excise taxes and/or force us to sell portfolio securities at an inopportune time.

•                  The use of leverage through investments such as CLO equity or junior debt securities that inherently involve leverage, may magnify our risk of loss. CLO equity or junior debt securities are very highly leveraged, and therefore the CLO securities in which we are currently invested and in which we intend to invest are subject to a higher degree of loss since the use of leverage magnifies losses.

•                  The Company utilizes  a revolving credit agreement with Texas Capital Bank, N.A. (“Texas Capital Bank”) (the Credit Facility”). The terms of the Credit Facility were last amended in May 2017, to provide for a maximum borrowing amount of $62 million and a fee of LIBOR +2.35%, with a maturity date of May 2022. The Credit Facility contains customary covenants, negative covenants and default provisions, including covenants that limit our ability to incur additional debt or consolidate or merge into or with any person, other than as permitted, or sell, lease or otherwise transfer, directly or indirectly, all or substantially all of its assets. Prior to the May 2017 amendment, the Credit Facility had been with a syndicate of financial institutions that was led by Texas Capital Bank, it had a five-year term maturing in June 2019, was priced at a term of 1, 2 or 3-month London Interbank Offered Rate (“LIBOR”) plus 2.85%, and permitted us to borrow up to $70.0 million.  As of December 31, 2018, $51 million was committed and drawn on the Credit Facility.

•                  The Credit Facility imposes asset coverage requirements, which are more stringent than those imposed by the Investment Company Act, or by our policies.  In addition, we agreed not to purchase assets not contemplated by the investment policies and restrictions in effect when the Credit Facility became effective unless changes to these policies and restrictions are consented to by Texas Capital Bank.

•                  The covenants or guidelines under the Credit Facility could impede the Advisor from fully managing our portfolio in accordance with our investment objectives and policies.  Furthermore, non-compliance with such covenants or the occurrence of other events could lead to the cancellation of the Credit Facility.

•                  For as long as the Credit Facility remains in effect, we may not incur additional debt under any other facility, except in limited circumstances.

•                  The Credit Facility allows us to prepay borrowings under the Credit Facility at any time.  We do not anticipate that such guidelines will have a material adverse effect on the holders of our common stock or on our ability to achieve our investment objectives.  We may also consider alternative measures of obtaining leverage in the future.

See “Leverage,” and also “Risk Factors—Risks Related to Our Use of Leverage,” for further information.

Risks Related to Investing in Community Banking Sector

•                  Our assets will be concentrated in the banking industry, potentially exposing us to greater risks than companies that invest in multiple sectors.

•                  We primarily invest in equity and debt securities issued by community banks, subjecting us to unique risks.

•                  All of our investments are subject to liquidity risk, but we may face higher liquidity risk if we invest in debt obligations and other securities that are unrated and issued by banks that have no corporate rating.

•                  We expect to keep our portfolio of securities and investments focused on the bank sector, with an emphasis on community banks, which would make us more economically vulnerable in the event of a downturn in the banking industry.

•                  A large number of community banks may fail during times of economic stress.

•                  We expect to keep our portfolio of securities and investments focused on the bank sector, with an emphasis on community banks whose business is subject to greater lending risks than larger banks.

Bank Regulatory Risk

•                  The banking institutions in which we invest are subject to substantial regulations that could adversely affect their ability to operate and the value of our investments.

•                  We may become subject to adverse current or future banking regulations.

•                  Ownership of our stock by certain types of regulated institutions may subject us to additional regulations.

•                  Investments in banking institutions and transactions related to our portfolio investments may require approval from one or more regulatory authorities.

•                  If we were deemed to be a bank holding company or thrift holding company, bank holding companies or thrift holding companies that invest in us would be subject to certain restrictions and regulations.

Risks Related to Our Advisor and/or its Affiliates

•                  Our performance is dependent on our Advisor, and we may not find a suitable replacement if the management agreement is terminated.

•                  The departure or death of any of the members of senior management of our Advisor or StoneCastle Partners may adversely affect our ability to achieve our business objective; our management agreement does not require the availability to us of any particular individuals.

•                  If our Advisor ceases to be our manager under our management agreement, financial institutions that provided our credit facilities may not provide future financing to us.

•                  Our Advisor’s liability is limited under our management agreement, and we have agreed to indemnify our Advisor against certain liabilities.

•                  There may be potential conflicts of interest between our management and our Advisor, on one hand, and the interest of our common stockholders, on the other.

•                  We are limited in our ability to conduct transactions with affiliates.

•                  Our Advisor’s investment committee is not independent from its management.

•                  We may compete with our Advisor’s current and future investment vehicles for access to capital and assets.

•                  There may be other conflicts of interest in our relationship with our Advisor and/or its affiliates that could negatively affect our earnings.

•                  Our Advisor’s management of our business is subject to the oversight of our board of directors, but our board of directors will not approve each business decision made by our Advisor.

•                  Our Advisor may be incentivized to incur additional leverage, up to the extent permitted by regulations, even if additional leverage is not in the best interests of the Company’s stockholders.

Risks Related to Offerings

•                  The price for our common stock may be volatile.

•                  The price for our common stock is subject to market risk.

•                  Future offerings of debt securities or preferred stock, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market value of our common stock.

Risks Related to Taxation

•                  Despite our election to be treated as a RIC, we may not be able to meet the requirements to maintain an election to be treated as a RIC.

•                  We will be subject to corporate-level federal income tax on all of our income if we are unable to maintain RIC status under Subchapter M of the Code.

•                  Whether an investment in a RIC is appropriate for a Non-U.S. Stockholder will depend upon the Non-U.S. Stockholder’s particular circumstances.

We strongly urge you to review carefully the discussion under “Material U.S. Federal Income Tax Considerations” and to seek advice based on your particular circumstances from an independent tax advisor.

Competitive Advantages

We believe that our significant focus on the community banking sector provides us with a strong competitive advantage relative to non-specialized investors.  We believe that we are well-suited to meet the capital needs of the community banking sector for the following reasons:

•                  Experience in the Community Banking Sector.  The current investment platform of our Advisor’s affiliate, StoneCastle Partners, provides us with significant advantages in sourcing, evaluating, executing and managing investments.  StoneCastle Partners and its subsidiaries managed almost $16.1 billion of assets focused on community banks, including approximately $1.5 billion of capital invested in more than 250 banking institutions and over $14.5 billion of institutional cash in over 800 banks as of December 31, 2018.

•                  Substantial Access to Deal Flow.  In order to execute our business strategy, we currently rely on what we believe to be our Advisor’s and its affiliates’ strong reputations and deep relationships with issuers, underwriters, financial intermediaries and sponsors, as well as our exclusive investment referral and endorsement relationships with CAB Marketing, LLC and CAB, L.L.C. (collectively referred to as “CAB”), subsidiaries of the American Bankers Association (“ABA”).  Pursuant to the agreements governing these relationships, CAB assists us with the promotion and identification of potential investment opportunities through marketing campaigns, placements at ABA events and introductions to banks seeking capital.  In addition, CAB has granted to us a license to use the CAB name, “Corporation for American Banking,” in connection with our investment program.  We may use this name in connection with the promotion and identification activities, including emails, press releases, events and due diligence questionnaires targeting ABA members.  Most capital raising activities by community banks are conducted through privately-negotiated transactions that occur outside of traditional institutional investment channels, including the capital markets.  We believe that StoneCastle Partners’ and CAB’s large network of relationships will help us to identify attractive investment opportunities and will provide us with a competitive advantage.  The ABA and its subsidiaries have not endorsed any future offering, and you should not construe references to them in this prospectus as such an endorsement.

•                  Experienced Management Team.  StoneCastle Partners and its affiliates are led by StoneCastle Partners’ two Managing Partners, Joshua S. Siegel and George Shilowitz, and as of December 31, 2018, had approximately 78 employees.  Our investment team is comprised of professionals who have substantial expertise investing in community banks, and includes former senior bankers, credit officers, private equity investors, rating agency analysts, bank examiners, fixed income specialists and attorneys.

•                  Specialized / Proprietary Systems.  During the past decade, StoneCastle Partners has invested substantial funds and resources into the development of its proprietary analytic systems/database that is dedicated to analyzing banks (the “RAMPART” systems).  RAMPART currently tracks and analyzes every bank in the United States and provides our investment professionals with significant operational leverage, allowing our team to sort through vast amounts of data to screen for potential investments.  We believe that few institutional investors have developed infrastructure comparable to that of StoneCastle Partners and its affiliates.

•                  Disciplined Investment Philosophy and Risk Management.  Our Advisor’s senior investment professionals have substantial experience structuring investments that balance the needs of community banks with appropriate levels of risk control.  Our Advisor’s investment approach for us emphasizes current income and, to a lesser extent, capital appreciation through common equity, warrants, options and conversion features.  Given that a significant portion of our investments are fixed income-like (including preferred stock), preservation of capital is our priority and we seek to minimize downside risk by investing in banks that exhibit the potential for long-term stability (See “The Company—Investment Process and Due Diligence”).

•                  Few Organized Competitors.  We believe that several factors render many U.S. investors and financial institutions ill-suited to lend to or invest in community banks.  Historically, the relatively small size of individual community banks and certain regulatory requirements limiting control have deterred many institutional investors, including private equity investors, from making those investments.  We believe that, as a consequence, few institutional investors have developed and possess the specialized skills and infrastructure to efficiently analyze and monitor investments in community banks on a large scale.  Based on the experience of our management team, investing in community banks requires specialized skills and infrastructure, including: (i) the ability to analyze small community banking institutions and the local economies in which they do business; (ii) specialized systems to analyze and track vast amounts of bank performance data; (iii) a deep understanding and working relationship with state and federal regulators that oversee community banks; and (iv) brand awareness within the community banking industry and a strong reputation as a long-term partner that understands the needs of community banks to originate investment opportunities successfully.

•                  Extended Investment Horizon.  Unlike private equity investors, we are not subject to standard periodic capital return requirements.  These provisions often force private equity investors to seek returns on their investments through mergers, public equity offerings or other liquidity events more quickly than they otherwise might prefer, potentially resulting in a lower overall return to investors.  We believe that our flexibility to make investments with a long-term view, and without the capital return requirements of traditional private investment funds, provides us with the opportunity to generate attractive returns on invested capital.

Targeted Investment Characteristics

Our business strategy focuses on minimizing risk by using a disciplined underwriting process in providing capital to community banks.  We expect to continue to focus on investing in community banks that exhibit the following characteristics:

•                  Experienced Management.  We seek to invest in community banks with management teams or sponsors that are experienced in running local banking businesses and managing risk.  We seek community banks that have a particular market focus, expertise in that market and a track record of success.  Further, we actively seek to invest in banks with senior management teams with significant ties to their local communities.

•                  Stability of Earnings.  We seek to invest in community banks with the potential to generate stable cash flows over long periods of time, and therefore we presently seek out institutions that have a defined lending strategy and predictable sources of interest revenues, stable sources of deposits and predictable expenses.

•                  Stability of Market.  We seek to invest in community banks whose core business is conducted in one or more geographic markets that have sustainable local economies.  The market characteristics we seek include stable or growing employment bases and favorable long-term demographic trends, among other characteristics.

•                  Growth Opportunities.  We seek to invest in healthy community banks headquartered in markets which provide significant organic growth opportunities or headquartered in highly fragmented markets where industry consolidation is likely providing the opportunity for community banks to grow through acquisitions of smaller competitors.

•                  Strong Competitive Position.  We focus on community banks that have developed strong market positions within their respective markets and that are well positioned to capitalize on growth opportunities.  We seek to invest in companies that demonstrate competitive advantages that should help to protect and potentially expand their market position and profitability.  Typically, we do not expect to invest in newly organized institutions or community banks having highly speculative business plans.

•                  Visibility of Exit.  When investing in common equity, we seek investments that we expect to result in an exit opportunity.  Exits may come through the conversion of an investment into public shares; an initial public offering of shares by the bank; the sale of the bank; or the repurchase of shares by the bank or another financial investor.

Investments

We primarily invest in securities issued by public and privately held community banks, initially in amounts generally ranging between approximately $3 million to $20 million (unless our investment size is otherwise constrained or expanded by applicable law, rule or regulation).  We have an existing pipeline of potential investments that meet our criteria, consisting primarily of preferred equity, subordinated debt, convertible securities and, to a lesser extent, common equity.  We invest in accordance with our Advisor’s investment policy in primarily the following assets:

TARP Assets: We own and may continue to own one or more portfolios of perpetual preferred stock issued by community banks under the U.S. Department of the Treasury’s (“U.S. Treasury”) Troubled Asset Relief Program (“TARP”) Capital Purchase Plan.  Under TARP, more than 450 community banks issued in excess of $10 billion of perpetual preferred stock in 2008 and 2009 (“TARP Preferred”) and approximately $2.2 billion in TARP Preferred issued by approximately 121 institutions. We intend to purchase these securities through secondary market transactions.

Preferred and Common Equity Assets: We continue to receive capital requests from numerous community banks regarding potential investments initially in amounts ranging from approximately $3 million to $20 million per investment.  Preferred stock may have fixed or variable dividend rates, which may be subject to rate caps and collars.  In connection with our investments, we may also receive options or warrants to purchase common or preferred equity.

Regardless of the type of capital security, we intend to invest the majority of our portfolio in institutions that are currently paying dividends or interest on their securities, that our Advisor believes have the ongoing ability to pay dividends or interest on their securities, and that are not currently a party to any regulatory enforcement actions that would limit or hinder their ability to pay dividends or interest.  While we do not intend to invest a significant portion of our funds in institutions that do not meet these criteria, we may invest in institutions that our Advisor believes have the ability to emerge from such conditions, pay any accrued interest or cumulative unpaid dividends at emergence and begin the normalized payment of interest or dividends in arrears and/or as frequently stipulated by the issuance in question.

From time to time, we may also invest in Tier 2 qualifying debt securities (long term subordinated debt securities) and other debt securities or hybrid instruments issued by community banks or their holding companies.  Additionally, we may invest in Tier 1 qualifying debt securities.  These debt securities may have fixed or floating interest rates.

Regulatory capital regulations adopted in response to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the Third Basel Accord of the Basel Committee on Banking Supervision (“Basel III”) require banks to increase their Tier 1 capital and reduce their leverage ratios.  These regulations also generally require that, in order to qualify as Tier 1 capital, preferred stock must be non-cumulative in nature (only TARP Preferred and certain securities issued by small bank holding companies, defined as holding companies with less than $500 million in consolidated assets, may be cumulative and qualify as Tier 1 capital).  We expect that the majority of the new issue preferred stock in which we invest will be non-cumulative.  While these existing and any future regulatory capital requirements may cause community banks to raise additional capital, these regulations may make some community banks less likely to pay dividends on preferred stock and common stock.

In addition, future changes in regulatory capital regulations may negatively or positively affect our investments and may subject us to additional pre-payment and capital redeployment risk.

Most of our assets are and, we expect, will be illiquid, and their fair value may not be readily determinable.  Accordingly, there can be no assurance that we will be able to realize the value at which we carry such assets if we need to dispose of them.  As a result, we can provide no assurance that any given asset could be sold at a price equal to the value at which we carry it.  We believe that a majority of the investments we will make will not be rated by a nationally recognized statistical rating organization (“NRSRO”).  If such investments were rated by a NRSRO, we believe they may be rated below investment grade.

Collateralized Loan Obligations and other Structured Securities.  A CLO is a special purpose vehicle that is formed to finance a pool of loans which meet predefined investment criteria. It generally raises capital by issuing both debt and equity securities. Typically, a CLO will issue various classes, or “tranches,” of debt broadly categorized as senior and subordinate debt tranches as well as an equity tranche.

CLO securities receive cash flows generated by underlying collateral according to a defined payment waterfall. Principal and interest payments to CLO debt tranches are typically paid sequentially, with senior debt tranches receiving cash flows prior to subordinate debt tranches. The risk and return to CLO debt tranches vary depending upon each tranche’s right to collect cash flows generated by the underlying collateral. CLO debt tranches are generally rated, with ratings ranging from the highest investment grade to below investment grade, with coupons commensurate with the risk of each tranche. CLO debt tranches are also generally structured with covenants which, if violated, divert cash flows to the senior tranches prior to making any interest or principal payments to subordinate debt tranches or equity tranches.

Unlike debt securities issued by CLOs, CLO equity securities are not rated and do not have contractually stated payment schedules. At origination, the weighted average interest rate of all CLO debt tranches is generally lower than the weighted average interest earned by a CLO’s underlying collateral, resulting in an interest rate spread. CLO equity securities receive residual cash flows, or the interest spread, generated by the underlying collateral after obligated payments for CLO debt securities and other expenses of the CLO have been made.  CLO equity tranches typically comprise approximately 10%-20% of total capital raised by a CLO.

CLO equity tranches can generate relatively front-end loaded cash flows. CLO equity cash flows are also highly dependent on the credit performance of their underlying collateral pool. If loans within the collateral pool default, the reduced amount of performing collateral leads to lower cash flows available for distribution through CLO waterfalls, resulting in lower residual cash flows available for equity tranches. Residual cash flows are also impacted by changes in portfolio spreads for CLO collateral. Declines in spreads on newly issued collateral during the reinvestment period result in lower residual cash flows available for equity tranches.

Community Funding CLO, Ltd. (“CF 2015”). On October 15, 2015, we purchased $45.5 million of preferred shares (“Preferred Shares”) issued by CF 2015.  CF 2015 is a bank credit collateralized loan securitization that issued an aggregate of $250.5 million in notes and equity including $205.0 million of Class A Notes rated A3 by Moody Investors Service secured by the assets of CF 2015, (“Class A Notes”) and $45.5 million in Preferred Shares.  The transactions were executed through a private placement of an aggregate of $205 million of Class A Notes rated A3 by Moody’s Investors Service and $45.5 million of Preferred Shares.  In partial consideration for loans transferred to CF 2015 by the Company, we retained all of the Preferred Shares. All of the securities are scheduled to mature in November 2027.

Class A Notes are primarily secured by a collateral pool consisting of unsecured, subordinated loans made to (and, to a lesser extent, unsecured, subordinated debentures and notes issued by) FDIC-insured community banks or savings institutions or their respective holding companies (each such entity issuing such loans, debentures or notes, an “Obligor”). Each such subordinated loan is subordinated to senior debt of, and demand deposits (if any) at, the related Obligor, but senior to trust preferred obligations, preferred stock (including perpetual preferred stock issued by such Obligor pursuant to the U.S. Treasury’s Troubled Asset Relief Program (“TARP”) Capital Purchase Plan and the Small Business Lending Fund), and common stock issued by the related Obligor. These Obligors are generally not publicly rated by any rating agency.  The loans may have greater credit and liquidity risks than investment-grade corporate obligations that are publicly rated. The collateral are not deposits and are not insured by the FDIC or any government agency or instrumentality thereof. The CF 2015’s collateral pool was purchased through the application of the net proceeds of the sale of the Class A Notes. The collateral pool owned by CF 2015 is static, and there will be no replacement collateral included in the collateral pool; however, removal of certain collateral will be permitted under certain limited circumstances.

The interest rate payable on Class A Notes is (i) for each interest accrual period during the period from and including October 15, 2015 to but excluding the payment date in November 2020, 5.75%, and (ii) for each interest accrual period thereafter, 6.40%.  The Preferred Shares do not bear a stated rate of interest but are entitled to receive distributions on each payment date solely to the extent of excess interest proceeds and/or principal proceeds, if any.

CF 2015 has retained StoneCastle Investment Management, LLC (the “Servicer”), an affiliate of our Advisor, to perform certain administrative functions on behalf of CF 2015 pursuant to a servicing agreement dated October 15, 2015 (the “Servicing Agreement”).  Pursuant to the terms of the Servicing Agreement, the Servicer, among other things, monitors and services CF 2015’s collateral, provides to the CF 2015’s collateral administrator and administrative agent certain information and reviews the reports prepared pursuant to the indenture relating to the

Class A Notes.  Under the terms of the Servicing Agreement, Servicer is entitled to a fee in an amount equal to 0.10% per annum of the sum of (a) the aggregate principal balance of the collateral obligations (excluding any defaulted obligations), (b) the aggregate outstanding principal balance of defaulted obligations and (c) without duplication, the amounts on deposit representing principal proceeds.  This fee is paid directly by CF 2015 to the Servicer.  The Servicer has agreed to remit its fees received under the Servicing Agreement to us so long as we continue to hold all of the Preferred Shares of CF 2015. Prior to the closing date of the transaction, the Servicer advised CF 2015 with respect to the selection and acquisition of the collateral. Such loans were selected in accordance with the criteria set forth in the  documents governing the CF 2015 transaction. These are primarily objective requirements determined by the constraints of the market for collateralized debt obligations, and are generally designed to comply with regulations governing commercial lending and similar financing activities in the United States and the requirements of Rule 3a-7 under the 1940 Act.

The Preferred Shares issued by CF 2015 to us are limited recourse, unsecured obligations of CF 2015 payable solely from payments made under the portfolio loans and other assets held by CF 2015 and, in the event of a portfolio loan event of default, from the proceeds of any liquidation of the collateral underlying such portfolio loans. Additionally, for as long as the Class A Notes remain outstanding, holders of the Preferred Shares will not generally be entitled to exercise remedies under the indenture. As an unsecured class of securities, the interests and rights of holders of CF 2015’s Preferred Shares in and to the portfolio loans and other assets owned by CF 2015 are subject to the prior claims of secured creditors of CF 2015 and are potentially subject to or will rank equally with the claims of other unsecured creditors of CF 2015.

Preferred Shares of CF 2015 held by us are subordinated in right of payment on each payment date to prior payments on the Class A Notes and to certain amounts payable by CF 2015 as administrative expenses, including the fees paid to the Servicer under the Servicing Agreement, and to the claims of other unsecured creditors of CF 2015.

CF 2015 may only make payments on such securities to the extent permitted by the payment priority provisions of the indenture governing the notes, which generally provides that principal payments on the Preferred Shares may not be made on any payment date unless all amounts owing under the Class A Notes are paid in full. In addition, if CF 2015 does not meet the coverage test set forth in the documents governing the CF 2015 transaction, cash would be diverted from the Preferred Shares to first pay the Class A Notes in amounts sufficient to cause such tests to be satisfied.  Therefore, to the extent that any losses are suffered by noteholders or preferred shareholders as a result of losses on the portfolio loans and other assets owned by CF 2015, such losses will be borne in the first instance by the holders of the Preferred Shares, then by the holders of the Class A Notes.

We believe that debt securitizations benefit from “internal” credit enhancement, meaning that holders of more senior classes of notes issued by CF 2015 benefit from the terms of subordination applicable to the more junior classes of notes issued by CF 2015. Thus, Class A Notes enjoy the benefit of credit enhancement effectively provided by the subordination provisions of the Preferred Shares.

The documents governing the CF 2015 transaction expressly provide that we are not, and cannot be held, liable for any shortfall in payments or any defaults on any of the classes of notes issued by CF 2015 in connection with the securitization because such obligations are the obligations of CF 2015 only, and the sole recourse for such obligations is to the collateral owned by CF 2015 rather than our assets. Under the terms of the documents related to the CF 2015 transaction, recourse to us is limited and generally consistent with the terms of other similarly structured finance transactions.

The pool of loans in CF 2015 must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.

Community Funding 2018, LLC (“CF 2018”).  As of the date of this prospectus, the Company has invested $22.86 million in the interests of CF 2018, representing all of the outstanding securities of CF 2018.  CF 2018 is a structured financing vehicle that finances, originates and services loans to FDIC-insured community banks or savings institutions or their respective holding companies (previously defined as “Obligors”).  Such loans are pledged as collateral to secure loans made to CF 2018 by one more insurance companies (“Lender”) under a credit and security agreement with a final maturity date in July 2028.  The Obligors are generally not publicly rated by any rating agency.  The loans held by CF 2018 may have greater credit and liquidity risks than investment-grade corporate obligations that are publicly rated. These loans are not deposits and are not insured by the FDIC or any government agency or instrumentality thereof. The Company purchased its interests in CF 2018 with an initial contribution of cash and securities and subsequent cash contributions.  The CF 2018 Interests are unsecured equity interests that do not bear a stated rate of interest but entitle us to receive distributions on each payment date solely to the extent of excess interest proceeds and/or principal proceeds, if any.  This means that we can only lose the amount that we invested in CF 2018, we are not liable for the liabilities of CF 2018, and we will not receive distributions from CF 2018 for a period until CF 2018 pays its interest and principal payments to the Lender for that period.

CF 2018 has retained the Servicer to perform certain administrative functions pursuant to a servicing agreement dated February 7, 2018 (the “Servicing Agreement”).  Pursuant to the terms of the Servicing Agreement, the Servicer, among other things, monitors and services CF 2018’s collateral loans, provides to the CF 2018’s lenders, collateral administrator and administrative agent certain information and reviews the reports prepared pursuant to the credit agreement.  Under the terms of the Servicing Agreement, Servicer is entitled to a fee payable in arrears in an amount equal to 0.30% per annum of the sum of the aggregate principal balance of the collateral loans (excluding any ineligible, defaulted or defaulted loans).  This fee is paid directly by CF 2018 to the Servicer.  The Servicer has agreed to remit its fees received under the Servicing Agreement to us so long as we continue to hold all of the interests of CF 2018.

We believe that securitizations such as CF 2015 and CF 2018 enable us to deploy our capital efficiently and to increase our capacity to generate income from providing financing to community banks.

Convertible Securities:  We may invest in convertible securities. Convertible securities include any debt securities or preferred stock which may be converted into common stock or which carry the right to purchase common stock.

Generally, convertible securities entitle us to exchange the securities for a specified number of shares of common stock, usually of the same company, at specified prices within a certain period of time.

The terms of any convertible security determine its ranking in a company’s capital structure. In the case of subordinated convertible debentures, the holders’ claims on assets and earnings are subordinated to the claims of other creditors, and are senior to the claims of preferred and common shareholders. In the case of convertible preferred stock, the holders’ claims on assets and earnings are subordinated to the claims of all creditors and are senior to the claims of common shareholders.

Convertible securities have characteristics similar to both debt and equity securities. Due to the conversion feature, the market value of convertible securities tends to move together with the market value of the underlying common stock. As a result, selection of convertible securities, to a great extent, is based on the potential for capital appreciation that may exist in the underlying stock. The value of convertible securities is also affected by prevailing interest rates, the credit quality of the issuer, and any call provisions. In some cases, the issuer may cause a convertible security to convert to common stock. In other situations, it may be advantageous for us to cause the conversion of convertible securities to common stock. If a convertible security converts to common stock, we may hold such common stock in our portfolio even if we would not invest in the common stock of such issuer.

We may invest in contingent securities structured as contingent convertible securities also known as “CoCos”. Contingent convertible securities are typically issued by non-U.S. banks and are designed to behave like bonds in times of economic health yet absorb losses when a pre-determined trigger event occurs. A contingent convertible security is a hybrid debt security either convertible into equity at a predetermined share price or written down in value based on the specific terms of the individual security if a pre-specified trigger event occurs (the “Trigger Event”). Unlike traditional convertible securities, the conversion of a contingent convertible security from debt to equity is “contingent” and will occur only in the case of a Trigger Event. Trigger Events vary by instrument and are defined by the documents governing the contingent convertible security. Such Trigger Events may include a decline in the issuer’s capital below a specified threshold level, increase in the issuer’s risk weighted assets, the share price of the issuer falling to a particular level for a certain period of time and certain regulatory events.

Contingent convertible securities are subject to the credit, interest rate, high yield security, foreign security and markets risks associated with bonds and equities, and to the risks specific to convertible securities in general.  Contingent convertible securities are also subject to additional risks specific to their structure including conversion risk. Because Trigger Events are not consistently defined among contingent convertible securities, this risk is greater for contingent convertible securities that are issued by banks with capital ratios close to the level specified in the Trigger Event.  In addition, coupon payments on contingent convertible securities are discretionary and may be cancelled by the issuer at any point, for any reason, and for any length of time. The discretionary cancellation of payments is not an event of default and there are no remedies to require re-instatement of coupon payments or payment of any past missed payments. Coupon payments may also be subject to approval by the issuer’s regulator and may be suspended in the event there are insufficient distributable reserves. Due to uncertainty surrounding coupon payments, contingent convertible securities may be volatile and their price may decline rapidly in the event that coupon payments are suspended.

Contingent convertible securities typically are structurally subordinated to traditional convertible bonds in the issuer’s capital structure. In certain scenarios, investors in contingent convertible securities may suffer a loss of capital ahead of equity holders or when equity holders do not. Contingent convertible securities are also subject to extension risk. Contingent convertible securities are perpetual instruments and may only be callable at predetermined dates upon approval of the applicable regulatory authority. There is no guarantee that we will receive return of principal on contingent convertible securities.  Convertible contingent securities are a newer form of instrument and the regulatory environment for these instruments continues to evolve. Because the market for contingent convertible securities is evolving, it is uncertain how the larger market for contingent convertible securities would react to a Trigger Event or coupon suspension applicable to a single issuer.

The value of contingent convertible securities is unpredictable and will be influenced by many factors such as: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for contingent convertible securities; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

Leverage

We have borrowed funds and expect to continue to borrow to fund our investment activities, which is also known as utilizing leverage.  While we may enter into borrowing arrangements with banks or other lenders that are unsecured, we currently fund a portion of our investments with a secured debt facility.  We will operate with leverage through recourse and non-recourse collateralized financings, private or public offerings of debt, warehouse facilities, secured and unsecured bank credit facilities, reverse repurchase agreements and other borrowings.  Additionally, we may create one or more wholly-owned special purpose subsidiaries to facilitate secured borrowing structures.

We have borrowed to fund a portion of our assets and intend to limit our overall borrowing to meet the limitations set forth under the Investment Company Act.  Accordingly, we will limit (i) leverage from debt securities to one-third of our total assets, including the proceeds of such borrowings, at the time such borrowings are calculated and (ii) the total aggregate liquidation value and outstanding principal amount of any preferred stock and debt securities to 50% or less of the amount of our total assets (including the proceeds of debt securities and preferred stock) less liabilities and indebtedness not represented by our debt securities and preferred stock, each in accordance with the requirements of the Investment Company Act.  Although we have no present intention to do so, we may also operate with leverage by issuing preferred stock.

We seek a leverage ratio, based on a variety of factors including market conditions and our Advisor’s market outlook, where the rate of return, net of applicable expenses, on the Company’s investment portfolio investments purchased with leverage exceeds the costs associated with such leverage.

As of December 31, 2018, we incurred leverage through borrowings under the Credit Facility that permitted the Company to borrow up to $62 million as of that date of which $51 million was committed and drawn.  Our asset coverage ratio as of December 31, 2018, was 375%.  See “Leverage—Effects of Leverage” for a description of our credit agreement.

Following the completion of the offering, we may increase the amount of leverage outstanding.  We may incur additional borrowings in order to maintain our desired leverage ratio of 30%.  Leverage creates a greater risk of loss, as well as a potential for more gain, for the common stock than if leverage was not used.  Interest on borrowings may be at a fixed or floating rate, and the interest at a floating rate generally will be based on short-term rates.  The costs associated with our use of leverage, including the issuance of such leverage and the payment of dividends or interest on such leverage, will be borne entirely by the holders of common stock.  As long as the rate of return, net of our applicable expenses, on our investment portfolio investments purchased with leverage exceeds the costs associated with such leverage, we will generate more return or income than will be needed to pay such costs.  In this event, the excess will be available to pay higher dividends to holders of common stock.  Conversely, if the return on such assets is less than the cost of leverage and our other expenses, the return to the holders of our common stock will diminish.  To the extent that we use leverage, the NAV and market price of our common stock and the yield to holders of common stock will be more volatile.  Our leveraging strategy may not be successful.  Our Advisor’s fee is based on “Managed Assets”, which means our total assets (including cash and cash equivalents and any assets purchased with or attributable to any borrowed funds).  Because our Advisor’s fee is based on Managed Assets, our Advisor’s fee will be higher if we utilize leverage.  See “Risks Related to Our Use of Leverage.”

In order to reduce the interest rate and credit risks associated with our investments and use of leverage, we expect to utilize derivatives including interest rate swaps, caps, floors and forward transactions and credit default swaps, total return swaps and credit-linked notes.  In addition, we may utilize futures and warrants in order to hedge against changes in market prices of the securities of the publicly-traded banks in which we invest.

Conflicts of Interest

Our Advisor is subject to certain conflicts of interest in our management.  These conflicts arise primarily from the involvement of our Advisor and its affiliates in other activities that may conflict with our activities.  Our Advisor and its affiliates engage in a broad spectrum of activities.  In the ordinary course of their business activities, they may engage in activities where their interests or the interests of their clients may conflict with our interests and the interest of the holders of our common stock.  Other present and future activities of our Advisor and its affiliates may give rise to additional conflicts of interest which may have a negative impact on us and the holders of our common stock.

Our Advisor’s compliance department and legal department oversee its conflict-resolution system.  This system emphasizes the principle of fair and equitable allocation of appropriate opportunities to our Advisor’s clients over time.  As a result of our Advisor’s allocation policies, we may not be able to invest in all opportunities that are appropriate for us and this may have the effect of reducing our potential earnings.  Although our Advisor has agreed with us that it will allocate opportunities among its clients pursuant to its written policies and procedures, there is no assurance that these policies and procedures will work as intended or that we will be allocated our fair share of investment opportunities over time.

Corporate Information

Our principal executive offices are located at 152 West 57th Street, 35th Floor, New York, New York 10019.  Our telephone number is (212) 354-6500.

Advisor Information

The offices of our Advisor are located at 152 West 57th Street, 35th Floor, New York, New York 10019.  The telephone number for our Advisor is (212) 354-6500.

Who May Want to Invest

Investors should consider their investment goals, time horizons and risk tolerance before investing in our securities.  An investment in our securities is not appropriate for all investors, and our securities are not intended to be a complete investment program.  Our securities are designed as a long-term investment and not as a trading vehicle.  Our securities may be an appropriate investment for investors who are seeking:

•                  potential recurring dividend and interest cash flow;

•                  an investment company focused primarily on the community bank sector;

•                  an investment company whose capital structure may be significantly leveraged;

•                  an investment company that will invest in preferred equity, subordinated debt, convertible securities and common equity;

•                  an investment company that may be suitable for retirement or other tax exempt accounts; and

•                  professional securities selection and active management by an experienced advisor.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear, directly or indirectly. Other expenses are estimated and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses.  We caution you that certain of the indicated percentages in the table below indicating annual expenses are estimates and may vary.

Stockholder Transaction Expenses (as a percentage of offering price):
Sales Load (1)	3.00%
Offering Expenses (2)	0.14%
Dividend Reinvestment Plan Expenses(3)	None (3)
Total Stockholder Transaction Expenses	3.14%

Annual Expenses (as a percentage of net assets attributable to common stock):
Management Fees(4)	2.37%
Interest payments on borrowed funds(5)	1.36%
Acquired fund fees and expenses (6)	0.01%
Other Expenses (estimated for the current fiscal year)(7)	1.35%
Total Annual Expenses (8)	5.09%

(1)         In the event that the securities to which this prospectus relates are sold to or through underwriters or agents, a corresponding prospectus supplement will disclose the applicable sales load.

(2)         The related prospectus supplement will disclose the estimated amount of total offering expenses (which may include offering expenses borne by third parties on our behalf), the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)         The expenses associated with the administration of our dividend reinvestment plan are included in “Other Expenses.” Participants in the dividend reinvestment plan that instruct the plan administrator to sell shares obtained under the plan may be accessed a $15 transaction fee by the plan administrator and the proceeds of such sale will be net of brokerage commissions, fees and transaction costs. For more details about the plan, see “Dividend Reinvestment Plan.”

(4)         For the purposes of calculating our expenses, we have assumed the maximum contractual management fee of 1.75% of Managed Assets.  See “Management—Management Agreement.”

(5)         We entered into a revolving credit agreement on June 9, 2014.  Interest expense assumes that leverage will represent approximately 30% of our Managed Assets (as defined under “Management—Management Agreement—Management Fee”) and charge interest or involve payment at a rate set by an interest rate transaction at an annual average rate of approximately 4.78%  for the year ended December 31, 2018.  We have assumed for purposes of these expense estimates that we will utilize leverage for the entire year.

(6)         Includes fees and expenses of approximately 0.01% incurred indirectly as a result of investment in shares of one or more “Acquired Funds,” which include (i) investment companies, or (ii) companies that would be an investment company under Section 3(a) of the 1940 Act except for exceptions under Sections 3(c)(1) and 3(c)(7) under the 1940 Act.

(7)         Pursuant to the management agreement, our Advisor furnishes us with office facilities and clerical and administrative services necessary for our operation (other than services provided by our custodian, accounting agent, administrator, dividend and interest paying agent and other service providers).  We bear all expenses incurred in our operations, and we will bear the expenses related to any future offering. “Other Expenses” above includes all such costs not borne by our Advisor, which may include but are not limited to overhead costs of our business, commissions, fees paid to CAB Marketing, LLC and CAB, L.L.C., subsidiaries of the ABA, as part of our exclusive investment referral and endorsement relationships with those subsidiaries, fees and expenses connected with our investments and auditing, accounting and legal expenses.  See “Management—Management Agreement—Payment of Our Expenses.” “Other Expenses” also includes Acquired Fund fees and expenses, which expenses are estimated to not exceed one basis point of our average net assets for the current fiscal year.

(8)         Total Annual Expenses may not correlate to the ratio of expenses to average net assets disclosed in the Company’s annual and semi-annual reports to stockholders in the financial highlights table, which reflects operating expenses of the Company and does not include “Acquired Fund” fees and expenses.

Example

The following example demonstrates the hypothetical dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock.  These amounts are based upon the assumption that our annual operating expenses remain at the levels set forth in the table above and that the annual return on investments before fees and expenses is 5%.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return:	$81	$179	$277	$522

The purpose of the table and example above is to assist you in understanding the various costs and expenses that an investor in any future offering will bear directly or indirectly.  The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

Moreover, while the example assumes a 5% annual return, our performance will vary and may result in a return greater or less than 5%.  In addition, while the example assumes reinvestment of all distributions at NAV, participants in our dividend reinvestment plan may receive common stock valued at the market price in effect at that time.  This price may be at, above or below NAV.  See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

The “Other Expenses” shown in the table and related footnote above are based on estimated amounts for our current fiscal year of operation unless otherwise indicated.  If we issue fewer shares of common stock, all other things being equal, certain of these percentages would increase.  For additional information with respect to our expenses, see “Management” and “Dividend Reinvestment Plan.”

FINANCIAL HIGHLIGHTS

General

The financial highlights table below is intended to help you understand the Company’s financial performance.  The table sets forth selected data for a share of common stock outstanding for each period presented.  The information for the fiscal years ended December 31, 2018, 2017, 2016 and 2015 has been audited by Tait, Weller & Baker LLP, the Company’s independent registered public accounting firm (“Tait Weller”).  The information for the fiscal year ended December 31, 2014 was audited by the Company’s former independent registered public accounting firm.  .  Audited financial statements for the Company for the fiscal year ended December 31, 2018 are included in the Annual Report to stockholders. The December 31, 2018 Annual Report is incorporated by reference into the Statement of Additional Information and are available upon request by calling (212) 354-6500.

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014
Per share operating performance
Net Asset value, beginning of year	$21.56	$21.22	$21.62	$21.86	$23.07
Net investment income/(loss)(1)	1.63	1.58	1.56	1.44	0.84
Net realized and unrealized gain (loss) on investments(1)	(0.10)	0.26	(0.50)	(0.17)	0.01
Offering costs(1)	—	—	—	—	(0.06)
Total from investment operations	1.53	1.84	1.06	1.27	0.79
Less distributions to shareholders
From net investment income	(1.66)	(1.50)	(1.46)	(1.29)	(1.22)
Return of capital	—	—	—	(0.22)	(0.78)
Total distributions	(1.66)	(1.50)	(1.46)	(1.51)	(2.00)
Net asset value, end of year	$21.43	$21.56	$21.22	$21.62	$21.86
Per share market value, end of year	$19.30	$20.13	$18.69	$16.30	$19.47
Total investment return (2)
Based on market value	3.84%	16.21%	24.45%	(8.68)%	(13.59)%
Based on net asset value	7.65%	9.62%	6.53%	7.88%	3.28%

Ratios and supplemental data
Net assets end of period (in millions)	$140.4	$141.0	$138.6	$140.8	$142.1
Ratios (as a percentage of average net assets):
Expenses before waivers and/or recoupment, if any(3)	5.01%	4.93%	5.02%	4.87%	3.73%
Expenses after waivers and/or recoupment, if any(4),(5)	4.95%	5.01%	4.94%	4.50%	3.73%
Net investment income/(loss)(6)	7.52%	7.39%	7.33%	6.56%	3.41%
Portfolio turnover rate	30%	16%	34%	101%	30%

Revolving Credit Agreement
Total revolving credit agreement outstanding (000s)	$51,000	$25,750	$61,500	$25,000	$22,500
Asset Coverage per $1,000 for revolving credit agreement(7)	3,753	6,478	3,253	6,631	7,317

(1)         The net investment income, unrealized gain/(loss) on investments and offering costs per share was calculated using the average shares outstanding method.

(2)         Based on share market price and reinvestment of distributions at the price obtained under the Dividend Reinvestment Plan. Total return does not include sales load and offering expenses.

(3)         Ratio of expenses before waivers or recapture to managed assets equals 3.83%, 3.67% and 3.58% for the years ended December 31, 2018, 2017 and  2016, respectively.

(4)         Ratio of expenses after waivers or recapture to managed assets equals 3.78%, 3.73% and 3.52% for the years ended December 31, 2018, 2017 and 2016, respectively.

(5)         Excluding interest expense, net operating expenses would have been 3.61%, 3.75% and 3.74% for the years ended December 31, 2018, 2017 and 2016, respectively.

(6)         Ratio of net investment income to managed assets equals 5.74%, 5.51% and 5.23% for the years ended December 31, 2018, 2017 and  2016, respectively.

(7)         Calculated by subtracting the Company’s total liabilities (excluding the loan) from the Company’s total assets and dividing that amount by the loan outstanding in 000’s.

Senior Securities

At December 31, 2018, we had loans outstanding under the Credit Facility of $51 million. Our asset coverage ratio as of December 31, 2018, was 375%.

Information in the table below has been audited by Tait, Weller & Baker LLP, the Company’s independent registered public accounting firm.  The Company did not have any senior securities outstanding prior to June 9, 2014.  Borrowings under the Credit Facility for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014 were as follows:

Class and Year (a)	Total Amount Outstanding (b)	Asset Coverage Per Unit (c)	Average Market Value (excludes Bank Loans)
Credit Facility
Fiscal 2014 (as of December 31, 2014)	$22,500,000	$7,317	N/A
Fiscal 2015 (as of December 31, 2015)	$25,000,000	$6,631	N/A
Fiscal 2016 (as of December 31, 2016)	$61,500,000	$3,253	N/A
Fiscal 2017 (as of December 31, 2017)	$25,750,000	$6,478	N/A
Fiscal 2018 (as of December 31, 2018)	$51,000,000	$3,753	N/A

(a)         On June 9, 2014, the Company entered into the Credit Facility, a revolving credit agreement which had an initial aggregate principal amount of up to $45,000,000 and stated maturity date of June 9, 2019. The interest rate applicable to borrowings thereunder was generally LIBOR plus an applicable margin of 2.85%. The Credit Facility’s commitment was increased to $70 million on January 16, 2015. The Credit Facility was further amended in May 2017 to reflect a single lender, Texas Capital Bank, N.A., a reduced rate of LIBOR +2.35% and a maximum borrowing amount of $62 million.  See “Leverage—Effects of Leverage” for a description of our revolving credit agreement.

(b)         Total amount of each class of senior securities outstanding at the end of the period.

(c)          The asset coverage ratio for senior securities representing indebtedness is calculated as our consolidated total assets, less all consolidated liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The matters discussed under “Prospectus Summary,” “Risk Factors,” “Distribution Policy,” “The Company” and elsewhere in this prospectus, as well as in future oral and written statements by our management, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements.  Forward-looking statements relate to future events or our future financial performance.  We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words.  Important assumptions include our ability to originate new investments and achieve certain levels of return, the availability to us of additional capital and the ability to maintain certain debt to asset ratios.  In light of these and other uncertainties, the inclusion of a forward-looking statement in this prospectus should not be regarded as a representation by us that our plans or objectives will be achieved.  Statements regarding the following subjects are forward-looking by their nature:

•                  our business strategy;

•                  our ability to use effectively the proceeds of any future offering and manage our anticipated growth;

•                  our ability to obtain future financing arrangements;

•                  estimates relating to, and our ability to make, future distributions;

•                  our ability to compete in the marketplace;

•                  market trends;

•                  projected capital and operating expenditures, including fees paid to our affiliates; and

•                  the impact of technology on our operations and business.

Our beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control.  If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.  You should carefully consider these risks before you make an investment decision with respect to our securities, along with the following factors that could cause actual results to vary from our forward-looking statements:

•                  the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors” and “The Company;”

•                  general volatility of the capital markets and the market price of our common stock;

•                  changes in our business strategy;

•                  availability, terms and deployment of capital;

•                  availability of qualified personnel;

•                  changes in the sectors in which we invest, interest rates or the general economy;

•                  increased rates of default and/or decreased recovery rates relating to our investments;

•                  changes in applicable laws, rules or regulations;

•                  our ability to continue to meet the requirements for treatment as a RIC;

•                  increased prepayments relating to our investments; and

•                  the degree and nature of our competition.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.  We are not obligated, and do not undertake an obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TRADING AND NET ASSET VALUE INFORMATION

The following table sets forth, for the quarters indicated, the highest and lowest prices on the NASDAQ Global Select Market per share of common stock, and the NAV per share and the premium to or discount from NAV, on the date of each of the high and low market prices.  The table also sets forth the number of Shares traded on the NASDAQ Global Select Market during the respective quarters.

	NAV per Share on Date of Market Price(1)		NASDAQ Global Select Market Price Per Share(2)		Premium/(Discount) to NAV on Date of Market Price(3)		Trading
During Quarter Ended	High	Low	High	Low	High	Low	Volume(4)
March 31, 2017	$21.32	$21.32	$20.74	$18.26	(2.7)%	(14.4)%	942,591
June 30, 2017	$21.47	$21.47	$20.54	$19.45	(4.3)%	(9.47)%	822,755
September 30, 2017	$21.56	$21.56	$20.95	$20.00	(2.8)%	(7.2%	686,805
December 31, 2017	$21.56	$21.56	$20.85	$20.00	(3.3)%	(7.2)%	854,759
March 31, 2018	$21.58	$21.58	$22.75	$20.26	5.4%	(6.1)%	1,794,698
June 30, 2018	$22.01	$22.01	$24.92	$21.24	13.2%	(3.5)%	882,169
September 30, 2018	$22.04	$22.04	$23.00	$21.50	4.4%	(2.5)%	793,820
December 31, 2018	$21.43	$21.43	$22.61	$16.75	5.5%	(21.8)%	1,324,033
March 31, 2019	$21.63	$21.63	$22.43	$19.12	3.7%	(11.6)%	867,370

(1)         Based on our computations.

(2)         Source: The NASDAQ Global Select Market.

(3)         Based on our computations.

(4)         Source: Bloomberg.

On December 31, 2018, our per share NAV was $21.43 and our per share market price was $19.30.  As of April 26, 2019 our per share market price was $21.56, representing a 0.6% premium to such NAV.

We cannot predict whether our common stock will trade at a premium or discount to NAV in the future.  Our issuance of common stock may have an adverse effect on prices for our common stock in the secondary market by increasing the number of common shares available, which may put downward pressure on the market price for our common stock.

Shares of closed-end funds frequently trade at a market price that is less than the value of the net assets attributable to those shares (a “discount”).  The possibility that our shares will trade at a discount from NAV is a risk separate and distinct from the risk that our NAV will decrease.  The risk of purchasing shares of a closed-end fund that might trade at a discount or unsustainable premium is more pronounced for investors who wish to sell their shares in a relatively short period of time after purchasing them because, for those investors, realization of a gain or loss on their investments is likely to be more dependent upon the existence of a premium or discount than upon portfolio performance.  Our shares are not redeemable at the request of stockholders.  We may repurchase our shares in the open market or in private transactions, although we have no present intention to do so.  Stockholders desiring liquidity may, subject to applicable securities laws, trade their shares on the NASDAQ Global Select or other markets on which such shares may trade at the then current market value, which may differ from the then current NAV.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use substantially all of the proceeds from a sale of our securities, net of expenses, for general corporate purposes, which may include, making investments in accordance with our investment objective and policies.  We anticipate that the proceeds will be invested promptly as investment opportunities are identified, depending on market conditions and the availability of appropriate securities, and it is anticipated to take not more than approximately three to six months from the closing of any offering.  Pending investment, the proceeds will be invested in short-term cash-equivalent instruments.  Although we anticipate that a substantial portion of the proceeds from any offering will be invested pursuant to our investment objective and policies, some of the proceeds may be used to make capital gain distributions required to maintain our tax status as a RIC.

DISTRIBUTION POLICY

We intend to pay quarterly distributions to our stockholders in an amount, and on a timely basis, sufficient to obtain and maintain our status as a RIC; investment company taxable income includes, among other items, dividends, interest and the excess of any net short-term capital gains over net long-term capital losses, reduced by deductible expenses.

We have elected to be treated, and intend to comply with the requirements to qualify annually, as a RIC.  For federal income tax purposes, as a RIC we are required to distribute substantially all of our net investment income each year both to avoid federal income tax on our distributed income and to avoid a potential excise tax.  If our ability to make distributions on our common stock is limited, such limitations could, under certain circumstances, impair our ability to maintain a qualification for taxation as a RIC, which would have adverse consequences for our stockholders.  See “Material U.S. Federal Income Tax Considerations.”

We will pay all dividends at the discretion of our board of directors, and the dividends we pay will depend on a number of factors, including:

•                  distribution requirements under the Investment Company Act and to maintain our status as a RIC.

•                  our financial condition; general business conditions; actual results of operations;

•                  the timing of the deployment of our capital; debt service requirements;

•                  availability of cash distributions;

•                  our operating expenses;

•                  any contractual, legal and regulatory restrictions on the payment of distributions by us to our stockholders including debt covenants imposed by lenders to the Company; and

•                  other factors our board of directors in its discretion may deem relevant.

If a stockholder’s common stock is registered directly with us or with a brokerage firm that participates in our dividend reinvestment plan, distributions will be automatically reinvested in additional common stock under the dividend reinvestment plan unless a stockholder elects to receive distributions in cash.  If a stockholder elects to receive distributions in cash, payment will be made by check.  See “Dividend Reinvestment Plan.”

THE COMPANY

StoneCastle Financial Corp. was organized on February 7, 2013, as a Delaware corporation established to continue and expand the business of StoneCastle Partners, which commenced operations in 2003, and makes investments in community banks located throughout the United States.  Our investment objective is to provide stockholders with current income and, to a lesser extent, capital appreciation.  We attempt to achieve our investment objectives through preferred equity, subordinated debt, convertible securities and common equity investments in the U.S. community banking sector.  We may also invest in similar securities of larger U.S. domiciled banks and companies that provide goods and/or services to banking companies.  Together with banks, we refer to these types of companies as banking-related and intend, under normal circumstances, to invest at least 80% of the value of our net assets plus the amount of any borrowings for investment purposes in such businesses.

We seek to enhance our returns through the use of warrants, options and other equity conversion features.  The banks in which we invest may include, as part of the consideration of any new issuance of capital stock to us, a grant of warrants or options to increase our investment in such banks or options to convert our investment from a preferred security to common equity in the event we believe we can increase the returns for our investors through such conversion.

If we enter into derivatives for the purpose of hedging, and such derivatives constitute a senior security under the Investment Company Act, the rules thereunder or applicable guidance from the SEC and its staff, we intend to include that position in our leverage calculation.  Warrants, options and conversion features attached to preferred stock investments when we purchase them constitute assets, not liabilities, and we would not expect to consider such assets to constitute a senior security under the Investment Company Act.

Additionally, we may take temporary defensive positions that are inconsistent with our investment strategy in attempting to respond to adverse market, economic, political or other conditions.  If we do so, we may not achieve our investment objective.  We may also choose not to take defensive positions.

We have elected to be treated, and intend to comply with the requirements to qualify annually, as a RIC.

We seek to structure our investments to avoid being regulated by various banking authorities.  Therefore, we do not currently expect to be regulated by any state or federal banking regulatory bodies and expect to have significant flexibility with respect to the products we can offer our community banking clients and the manner in which we operate.  In the future, we may be subject to such regulation if regulations change or if certain regulated institutions are deemed to control us.  Further, while we have no current intent to do so, we may become subject to such federal and state banking regulations if we change our business strategy in a manner that subjects us to such regulation.  See “Risk Factors—Bank Regulatory Risk.”

Our Advisor

StoneCastle Asset Management LLC, an SEC-registered investment advisor dedicated to the community banking sector that was formed on November 14, 2012, manages our assets.  Our Advisor is registered with the SEC under the Investment Advisers Act.  Our Advisor is staffed with investment professionals from its affiliates, which collectively manage one of the largest portfolios of assets dedicated to the U.S. community banking sector, with over a ten-year history of investing in trust preferred capital securities issued by, or, other obligations of, community, regional and money center banks.  As of December 31, 2018, StoneCastle Partners and its subsidiaries managed almost $16.1 billion of assets focused on community banks, including approximately $1.5 billion of capital invested in more than 250 banking institutions and over $14.5 billion of institutional cash in over 800 banks.  Our Advisor’s investment philosophy is grounded in disciplined, fundamental, bottom-up credit and investment analysis.  We intend to continue to use our Advisor’s existing community banking infrastructure to identify attractive investment opportunities and to underwrite and monitor our investment portfolio.

Our Advisor is wholly-owned by StoneCastle Partners.  StoneCastle Partners is managed by its two Managing Partners: Joshua S. Siegel (founder & CEO) and George Shilowitz (Managing Partner).  Charlesbank Capital

Partners, LLC, a leading private equity investment manager, and CIBC Capital, a subsidiary of Canadian Imperial Bank of Commerce, own minority interests in StoneCastle Partners.

Each of our Advisor’s investment decisions is reviewed and approved for us by our Advisor’s investment committee, which may also act as the investment committee for other investment vehicles managed by our Advisor and its affiliates.  Our Advisor’s two senior officers, Messrs.  Siegel and Shilowitz, each have over twenty years of experience advising and investing in financial institutions, investing in financial assets and building financial services companies.

Our Advisor has entered into a staffing agreement with StoneCastle Partners and several of its affiliates.  Under the staffing agreement, these companies make experienced investment professionals available to our Advisor and provide our Advisor access to the senior investment personnel of StoneCastle Partners and its affiliates.  Our Advisor intends to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of StoneCastle Partners’ investment professionals.  Biographical information for key members of our Advisor’s investment team is set forth below under “Management—Biographical Information.” As our investment advisor, our Advisor is obligated to allocate investment opportunities among us and its other clients in accordance with its allocation policy; however, there can be no assurance that our Advisor will allocate such opportunities to us fairly or equitably in the short-term or over time.

Community Banking Sector Focus

We intend to pursue our investment objective by continuing to invest principally in public and privately-held community banks located throughout the United States.  For the purpose of our investment objectives and this prospectus, we define “community bank” to mean banks, savings associations and their holding companies with less than $10 billion in consolidated assets that serve local markets.  As of December 31, 2018, the community banking sector is a highly fragmented $3.0 trillion industry, comprised of over 5,400 banks located throughout the United States, including under-served rural, semi-rural, suburban and other niche markets.  Community banks generally have simple, straight-forward business models and geographically concentrated credit exposure.  Community banks typically do not have exposure to non-U.S. credit and are focused on lending to borrowers in their distinct communities.  As a result, we believe that community banks frequently have a better understanding of the local businesses they finance than larger banking organizations.  Many of these community banks are well established, having been in business on average for more than 75 years and have survived many economic cycles, including the most recent financial crisis.  We expect to create a portfolio within the community bank market focused on the bank market, with an emphasis on community banks, through investments in numerous issuers differentiated by asset sizes, business models and geographies.  To a lesser extent, we may also invest in similar securities of larger U.S. domiciled banks and companies that provide goods and/or services to banking companies.

Market Opportunity

We believe that the community banking sector is attractive due to the strong long-term performance of community banks and the general lack of investment competition from institutional investors.  The Company was formed to invest in the ongoing capital needs of community banks.  We believe that the environment for investing in community banks is attractive for the following reasons:

•                  Long-Term Resiliency of Community Banks.  The community banking industry has a long history of resiliency and historically has exhibited a low rate of failure.  According to data from the FDIC, since 1934, FDIC insured banks and thrifts have failed at an annual rate of 0.35%, with peak cycle one-year failure rates of 3.22% in 1989 (S&L crisis), 1.96% in 2010 (Great Recession) and 0.54% in each of 1937 and 1938 (Great Depression).  We believe that these figures are comparable with Baa and Ba Moody’s rated corporate bond default rates, which experienced an average annual default rate since 1920 of approximately 0.26% for Moody’s Baa-rated corporate bonds and 1.01% for Ba-rated bonds, with the highest one year default rates of 1.99% and 11.71%, for Baa-rated and Ba-rated corporate bonds, respectively, as reported in an Annual Default study released on February 1, 2019: Defaults will rise modestly in 2019 amid higher volatility.

•                  Greater Equity Cushions.  While community banks are generally subject to the same regulations as their larger competitors, community banks have historically maintained significantly larger amounts of equity capital.  Given that community banks do not typically have access to different forms of capital from the public markets, most equity in community banks is comprised of common equity, a form considered of the highest quality by federal and state banking regulators.  As of December 31, 2018, banks with less than $10 billion of assets maintained Tier 1 risk-based capital ratios 15% higher than banks with more than $10 billion of assets.  Given that banks over $10 billion have 32% higher non-current loans to loans (1.04% vs. 0.79%), community banks generally have significantly better equity cushions than their larger competitors.

•                  Large Fragmented Market.  Community banks collectively controlled nearly $3.0 trillion of financial assets as of December 31, 2018.  Despite significant industry consolidation since 1980, as of December 31, 2018 there were still more than 5,400 FDIC-insured banks in the United States.  As of such date, more than 98% of these banks had less than $10 billion of assets and many primarily service their local communities.  We believe that the highly fragmented nature of the industry poses significant challenges for potential investors seeking to implement a diversified investment strategy.

•                  Robust Demand for Capital.  Regulatory changes are requiring all banks to hold increased levels of capital.  This requirement creates what we believe to be strong demand for capital in the form of preferred equity, subordinated debt, convertible securities and, to a lesser extent, common equity.  Further, capital is needed to facilitate ongoing consolidation within the banking industry, including acquisitions of failed banks from the FDIC.  Lastly, organic growth of well-positioned institutions also supports demand.  Our Advisor estimates that the community banking sector will require more than $35 billion of capital over the next several years to facilitate (i) compliance with heightened regulatory capital ratios, (ii) acquisition of competitors and failed banks and (iii) organic asset growth.  This estimate is in part based on the size of the trust preferred CDO market and the phase out of trust preferred securities from the definition of Tier 1 capital.

•                  Constrained Supply of Capital.  We believe that the supply of new capital available to community banks is extremely constrained and will remain so for many years.  We also believe that there are many community banks with well-established franchises and cash flow characteristics that are not attracting capital from private equity or other institutional investors because: (i) they are perceived by such investors as risky due to their size; (ii) the companies are located in rural or niche markets that are unfamiliar to institutional investors; or (iii) the investments in these companies are too small given (a) the size of the target companies and (b) limitations on majority ownership dictated by certain banking regulations.  We believe that these companies represent attractive investment candidates for us.  We believe that this lack of institutional investor interest and the inability of most community banks to access the capital markets will enable us to invest at attractive pricing levels.

•                  Sector Overlooked by Institutional Capital Providers.  We believe that many investors historically have avoided investing in community banks due to the small size of these banks, their heavy regulation, the Bank Holding Company Act, which imposes ownership restrictions and the perception that community banks are riskier than larger financial institutions.  In addition, many capital providers lack the necessary technical expertise to evaluate the quality of the small- and mid-sized privately-held community banks and lack a network of relationships to identify attractive opportunities.

•                  Favorable Market Conditions.  We believe that the substantial re-pricing of risk resulting from the recent financial crisis along with significantly improved bank balance sheets since the worst period of the crisis has created an ideal environment for us to continue our investment activities.  Bank failures and unprecedented losses by large money-center banks and investment banks related to sub-prime mortgages and other higher risk financial products have negatively affected the view of all banks even those smaller banks not engaged in such activities.  As a consequence, valuations of financial institutions have declined substantially, allowing potential investors to dictate favorable terms.

Competitive Advantages

We believe that our significant focus on the community banking sector provides us with a strong competitive advantage relative to non-specialized investors.  We believe that we are well-suited to meet the capital needs of the community banking sector for the following reasons:

•                  Experience in the Community Banking Sector.  The current investment platform of our Advisor’s affiliate, StoneCastle Partners, provides us with significant advantages in sourcing, evaluating, executing and managing investments.  StoneCastle Partners and its subsidiaries managed almost $16.1 billion of assets focused on community banks, including approximately $1.5 billion of capital invested in more than 250 banking institutions and over $14.5 billion of institutional cash in over 800 banks as of December 31, 2018.

•                  Substantial Access to Deal Flow.  In order to execute our business strategy, we currently rely on what we believe to be our Advisor’s and its affiliates’ strong reputations and deep relationships with issuers, underwriters, financial intermediaries and sponsors, as well as our exclusive investment referral and endorsement relationships with CAB, subsidiaries of the ABA.  Pursuant to the agreements governing these relationships, CAB assists us with the promotion and identification of potential investment opportunities through marketing campaigns, placements at ABA events and introductions to banks seeking capital.  In addition, CAB has granted to us a license to use the CAB name, “Corporation for American Banking,” in connection with our investment program.  We may use this name in connection with the promotion and identification activities, including emails, press releases, events and due diligence questionnaires targeting ABA members.  Most capital raising activities by community banks are conducted through privately-negotiated transactions that occur outside of traditional institutional investment channels, including the capital markets.   We believe that StoneCastle Partners’ and CAB’s large network of relationships will help us to identify attractive investment opportunities and will provide us with a competitive advantage.  The ABA and its subsidiaries have not endorsed any future offering, and you should not construe references to them in this prospectus as such an endorsement.

•                  Experienced Management Team.  StoneCastle Partners and its affiliates are led by StoneCastle Partners’ two Managing Partners, Joshua S. Siegel and George Shilowitz, and as of December 31, 2018, had approximately 78 employees.  Our investment team is comprised of professionals who have substantial expertise investing in community banks, and includes former senior bankers, credit officers, private equity investors, rating agency analysts, bank examiners, fixed income specialists and attorneys.

•                  Specialized / Proprietary Systems.  During the past decade, StoneCastle Partners has invested substantial funds and resources into the development of its proprietary analytic systems/database that is dedicated to analyzing banks (the “RAMPART” systems).  RAMPART currently tracks and analyzes every bank in the United States and provides our investment professionals with significant operational leverage, allowing our team to sort through vast amounts of data to screen for potential investments.  We believe that few institutional investors have developed infrastructure comparable to that of StoneCastle Partners and its affiliates.

•                  Disciplined Investment Philosophy and Risk Management.  Our Advisor’s senior investment professionals have substantial experience structuring investments that balance the needs of community banks with appropriate levels of risk control.  Our Advisor’s investment approach for us emphasizes current income and, to a lesser extent, capital appreciation through common equity, warrants, options and conversion features.  Given that a significant portion of our investments to be fixed income-like (including preferred stock), preservation of capital is our priority and we seek to minimize downside risk by investing in banks that exhibit the potential for long-term stability (See “The Company—Investment Process and Due Diligence”).

•                  Few Organized Competitors.  We believe that several factors render many U.S. investors and financial institutions ill-suited to lend to or invest in community banks.  Historically, the relatively small size of individual community banks and certain regulatory requirements limiting control have deterred many institutional investors, including private equity investors, from making those investments.  We believe that, as a consequence, few institutional investors have developed and possess the specialized skills and infrastructure to efficiently analyze and monitor investments in community banks on a large scale.  Based on the experience of our management team, investing in community banks requires specialized skills and infrastructure, including: (i) the ability to analyze small community banking institutions and the local economies in which they do business; (ii) specialized systems to analyze and track vast amounts of bank performance data; (iii) a deep understanding and working relationship with state and federal regulators that oversee community banks; and (iv) brand awareness within the community banking industry and a strong reputation as a long-term partner that understands the needs of community banks to originate investment opportunities successfully.

•                  Extended Investment Horizon.  Unlike private equity investors, we are not subject to standard periodic capital return requirements.  These provisions often force private equity investors to seek returns on their investments through mergers, public equity offerings or other liquidity events more quickly than they otherwise might prefer, potentially resulting in a lower overall return to investors.  We believe that our flexibility to make investments with a long-term view, and without the capital return requirements of traditional private investment funds, provides us with the opportunity to generate attractive returns on invested capital.

Targeted Investment Characteristics

Our business strategy focuses on minimizing risk by using a disciplined underwriting process in providing capital to community banks.  We expect to continue to focus on investing in community banks that exhibit the following characteristics:

•                  Experienced Management.  We seek to invest in community banks with management teams or sponsors that are experienced in running local banking businesses and managing risk.  We seek community banks that have a particular market focus, expertise in that market and a track record of success.  Further, we actively seek to invest in banks with senior management teams with significant ties to their local communities.

•                  Stability of Earnings.  We seek to invest in community banks with the potential to generate stable cash flows over long periods of time, and therefore we presently seek out institutions that have a defined lending strategy and predictable sources of interest revenues, stable sources of deposits and predictable expenses.

•                  Stability of Market.  We seek to invest in community banks whose core business is conducted in one or more geographic markets that have sustainable local economies.  The market characteristics we seek include stable or growing employment bases and favorable long-term demographic trends, among other characteristics.

•                  Growth Opportunities.  We seek to invest in healthy community banks headquartered in markets which provide significant organic growth opportunities or headquartered in highly fragmented markets where industry consolidation is likely providing the opportunity for community banks to grow through acquisitions of smaller competitors.

•                  Strong Competitive Position.  We focus on community banks that have developed strong market positions within their respective markets and that are well positioned to capitalize on growth opportunities.  We seek to invest in companies that demonstrate competitive advantages that should help to protect and potentially expand their market position and profitability.  Typically, we do not expect to invest in newly organized institutions or community banks having highly speculative business plans.

•                  Visibility of Exit.  When investing in common equity, we seek investments that we expect to result in an exit opportunity.  Exits may come through the conversion of an investment into public shares; an initial public offering of shares by the bank; the sale of the bank; or the repurchase of shares by the bank or another financial investor.

Investments

We primarily invest in securities issued by public and privately held community banks, initially in amounts generally ranging between approximately $3 million to $20 million (unless our investment size is otherwise constrained or expanded by applicable law, rule or regulation).  We have an existing pipeline of potential investments that meet our criteria, consisting primarily of preferred equity, subordinated debt, convertible securities and, to a lesser extent, common equity.  We invest in accordance with our Advisor’s investment policy in primarily the following assets:

TARP Assets: We own and may continue to own one or more portfolios of perpetual preferred stock issued by community banks under the U.S. Treasury’s TARP Capital Purchase Plan.  Under TARP, more than 450 community banks issued in excess of $10 billion of TARP Preferred in 2008 and 2009 and approximately $2.2 billion million in TARP Preferred issued by approximately 121 institutions. We intend to purchase these securities through secondary market transactions.

According to the U.S. Treasury, the TARP Capital Purchase Program was launched to stabilize the financial system by providing capital to viable financial institutions of all sizes throughout the nation.  The Capital Purchase Program was designed to bolster the capital position of viable institutions of all sizes and to build confidence in these institutions and the financial system as a whole.  The U.S. Treasury initially committed more than one-third of all TARP funding, $250 billion, to the Capital Purchase Program, which was later reduced to $218 billion in March 2009.  At the end of the investment period for the program, the U.S. Treasury had invested approximately $205 billion under the Capital Purchase Program in 707 financial institutions in 48 states, including more than 450 small and community banks and 22 certified community development financial institutions.  The U.S. Treasury’s investments through the Capital Purchase Program, made in the form of cumulative preferred stock or debt securities, generally pay the U.S. Treasury a 5% dividend on preferred shares for the first five years and a 9% rate thereafter.  In addition, the U.S. Treasury received warrants to purchase common shares or other securities from the banks during the Capital Purchase Program investment period.  The purpose of the additional securities was to enable taxpayers to reap additional returns on their investments as banks recovered.

While some institutions that received capital from the TARP Capital Purchase Program were troubled and may remain troubled today due to heightened levels of non-performing assets, among other things, we believe that a number of participating institutions currently exhibit healthy fundamental characteristics that will make acceptable investment candidates for us.

While we may invest in TARP Preferred issued by community banks that are current on their dividend payments, we may in certain instances invest in TARP Preferred issued by community banks that are not current if we believe they will become current in the future.

As of December 31, 2018, the current dividend rate on the majority of TARP Preferred is 9%.  A majority of these securities experienced a dividend rate increase to 9% from 5% in late 2013 or through early 2015.  Due to this significant increase in the dividend rate from 5%, there may be a strong incentive for banks to repurchase, or refinance, their TARP Preferred.  We believe that the ability for a bank to redeem its outstanding TARP Preferred is primarily predicated upon its ability to raise additional capital, which is likely required to be obtained at a lower cost than its TARP Preferred.  While it is possible for an issuer to redeem its TARP Preferred, because these are perpetual securities, they do not include acceleration rights exercisable by the holder.  In the event our investments are pre-paid or “called,” it may take significant time for us to redeploy the proceeds into new acceptable investments.

Preferred and Common Equity Assets: We continue to receive capital requests from numerous community banks regarding potential investments initially in amounts ranging from approximately $1 million to $20 million per investment.  Preferred stock may have fixed or variable dividend rates, which may be subject to rate caps and collars.  In connection with our investments, we may also receive options or warrants to purchase common or preferred equity.

Regardless of the type of capital security, we intend to invest the majority of our portfolio in institutions that are currently paying dividends or interest on their securities, that our Advisor believes have the ongoing ability to pay dividends or interest on their securities, and that are not currently a party to any regulatory enforcement actions that would limit or hinder their ability to pay dividends or interest.  While we do not intend to invest a significant portion of our funds in institutions that do not meet these criteria, we may invest in institutions that our Advisor believes have the ability to emerge from such conditions, pay any accrued interest or cumulative unpaid dividends at emergence and begin the normalized payment of interest or dividends in arrears and/or as frequently stipulated by the issuance in question.

From time to time, we may also invest in Tier 2 qualifying debt securities (long-term subordinated debt securities) and other debt securities or hybrid instruments issued by community banks or their holding companies.  Additionally, we may invest in Tier 1 qualifying debt securities.  These debt securities may have fixed or floating interest rates.

Regulatory capital regulations adopted in response to the Dodd-Frank Act and Basel III require banks to increase their Tier 1 capital and reduce their leverage ratios.  These regulations also generally require that, in order to qualify as Tier 1 capital, preferred stock must be non-cumulative in nature (only TARP Preferred and certain securities issued by small bank holding companies, defined as holding companies with less than $500 million in consolidated assets, may be cumulative and qualify as Tier 1 capital).  We expect that the majority of the new issue preferred stock in which we invest will be non-cumulative.  While these existing and any future regulatory capital requirements may cause community banks to raise additional capital, these regulations may make some community banks less likely to pay dividends on preferred stock and common stock.

In addition, future changes in regulatory capital regulations may negatively or positively affect our investments and may subject us to additional pre-payment and capital redeployment risk.

Most of our assets are and, we expect, will be illiquid, and their fair value may not be readily determinable.  Accordingly, there can be no assurance that we will be able to realize the value at which we carry such assets if we need to dispose of them.  As a result, we can provide no assurance that any given asset could be sold at a price equal to the value at which we carry it.  We believe that a majority of the investments we will make will not be rated by a NRSRO.  If such investments were rated by a NRSRO, we believe they may be rated below investment grade.

Collateralized Loan Obligations and other Structured Securities.  A CLO is a special purpose vehicle that is formed to finance a pool of loans which meet predefined investment criteria. It generally raises capital by issuing both debt and equity securities. Typically, a CLO will issue various classes, or “tranches,” of debt broadly categorized as senior and subordinate debt tranches as well as an equity tranche.

CLO securities receive cash flows generated by underlying collateral according to a defined payment waterfall. Principal and interest payments to CLO debt tranches are typically paid sequentially, with senior debt tranches receiving cash flows prior to subordinate debt tranches. The risk and return to CLO debt tranches vary depending upon each tranche’s right to collect cash flows generated by the underlying collateral. CLO debt tranches are generally rated, with ratings ranging from the highest investment grade to below investment grade, with coupons commensurate with the risk of each tranche. CLO debt tranches are also generally structured with covenants which, if violated, divert cash flows to the senior tranches prior to making any interest or principal payments to subordinate debt tranches or equity tranches.

Unlike debt securities issued by CLOs, CLO equity securities are not rated and do not have contractually stated payment schedules. At origination, the weighted average interest rate of all CLO debt tranches is generally lower than the weighted average interest earned by a CLO’s underlying collateral, resulting in an interest rate spread. CLO equity securities receive residual cash flows, or the interest spread, generated by the underlying collateral after obligated payments for CLO debt securities and other expenses of the CLO have been made.  CLO equity tranches typically comprise approximately 10%-20% of total capital raised by a CLO.

CLO equity tranches can generate relatively front-end loaded cash flows. CLO equity cash flows are also highly dependent on the credit performance of their underlying collateral pool. If loans within the collateral pool default, the reduced amount of performing collateral leads to lower cash flows available for distribution through CLO waterfalls, resulting in lower residual cash flows available for equity tranches. Residual cash flows are also impacted by changes in portfolio spreads for CLO collateral. Declines in spreads on newly issued collateral during the reinvestment period result in lower residual cash flows available for equity tranches.

We believe that CLOs and other debt securitizations enable us to deploy our capital efficiently and to increase our capacity to provide financing to community banks.

Investment Selection

Our Advisor uses an investment selection process modeled after the selection process utilized by our Advisor and its affiliates for the various funds they manage.  Both of our Advisor’s senior investment professionals, Messrs.  Siegel and Shilowitz are responsible for negotiating, structuring and managing our investments, and operate under the oversight of our board of directors and the Advisor’s investment committee.  Messrs.  Siegel and Shilowitz are also both members of our board of directors, and may be subject to conflicts of interest.  See “Certain Relationships and Related Party Transactions—Conflicts of Interest Within StoneCastle Partners.”

Current Yield Plus Growth Potential

We intend to focus on securities issued by community banks that generate substantial current income in the form of dividends or interest.  See “Risk Factors—Risks Related to Our Operations.” In the case of investments with fixed dividends or interest, the continuity of these payments is paramount, and consequently we seek issuers that have business models that we believe will be stable over long periods of time.  We also continue to seek to generate capital gains by investing in banks using various equity strategies, including common equity, warrants, convertible securities and options.  We continue to seek to invest in equity-related instruments in circumstances where we believe a company has the potential to generate above average growth or is undervalued.  To a lesser extent, we may also generate revenue in the form of commitment, origination or structuring fees.

Target Portfolio Company Characteristics

We have identified several quantitative, qualitative and relative value criteria that we believe are important in identifying and investing in prospective community banks.  While these criteria provide general guidelines for our investment decisions, each prospective community bank in which we choose to invest may not meet all of these criteria.  Generally, we intend to utilize our access to information generated by our Advisor’s investment professionals to identify prospective portfolio companies and to structure investments efficiently and effectively.

Qualified Management Team

We generally require that the community banks we invest in have management teams that are experienced in running banking businesses and managing risk.  We seek management teams that have expertise in their market, thorough knowledge of the loans held by their institution and a track record of success.  Further, we seek senior management teams with significant ties to their local communities.  These management teams may have strong technical, financial, managerial and operational capabilities, established governance policies and incentive structures to encourage management to succeed while acting in the best long-term interests of their investors.

Undervalued Investments

We focus on those investments that appear undervalued.

Sensitivity Analyses

We typically perform sensitivity analyses to determine the effects of changes in market conditions on any proposed investment.  These sensitivity analyses may include, among other things, simulations of changes in interest rates, changes in unemployment rates, changes in home prices, changes in economic activity and other events that would affect the performance of our investment.  In general, we do not commit to any proposed investment that will not provide at least a minimum return under any of these analyses and, in particular, the sensitivity analysis relating to changes in interest rates and unemployment rates.

Business Combinations

We seek to invest in community banks whose business models and expected future cash flows make them attractive business combination transaction candidates, either as buyer or seller.  These companies include candidates for strategic acquisition by other industry participants and companies that may conduct an initial public offering of common stock.

Investment Process and Due Diligence

In conducting due diligence, our Advisor typically uses and intends to continue to use available public information, including “call reports” and other quarterly filings required by bank regulators, due diligence questionnaires and discussions with the management teams at the respective institutions.  In many cases, our Advisor will also compile private information obtained pursuant to confidentiality agreements about the institution, its portfolio of loans and securities, its customers and related deposits, compliance information, regulatory information and any such additional information that could be necessary to complete its due diligence on the company.  Although our Advisor may use research provided by third parties when available, primary emphasis is placed on proprietary analysis and valuation models conducted and maintained by our Advisor’s investment professionals.

The due diligence process followed by our Advisor’s investment professionals is highly detailed and follows a structure they have developed over the past decade.  Our Advisor seeks to exercise discipline with respect to the pricing of its investments and institute appropriate structural protections in our investment agreements to the extent banking regulations permit.  After our Advisor’s investment professionals undertake initial due diligence of a prospective investment, our Advisor’s investment committee determines whether to approve the initiation of more extensive due diligence.  At the conclusion of the diligence process, our Advisor’s investment committee is informed of critical findings and conclusions.  The due diligence process typically includes many of the following:

•                  review of historical and prospective financial information;

•                  review of regulatory filings and history of relevant regulatory actions or other legal proceedings against the institution;

•                  review and analysis of financial models and projections;

•                  review of due diligence questionnaires that include detail on loans and other assets;

•                  interviews with management and key employees of the prospective bank;

•                  review of the prospective bank’s geographic footprint and competitive and economic conditions within the operating area; and

•                  review of contingent liabilities.

Additional due diligence with respect to any investment may be conducted on our behalf by our legal counsel and accountants, as well as by other outside advisors and consultants, as appropriate.

Upon the conclusion of the due diligence process, our Advisor’s investment professionals present a detailed investment proposal to our Advisor’s investment committee.  All decisions to invest in a company must be approved by four members of our Advisor’s investment committee and the consent of three members is required to sell a security.

Investment Structure

Once we have determined that a prospective community bank is suitable for a newly originated direct investment, we work with the management of that company to structure an investment that the parties believe is suitable from an economic and regulatory perspective.

We anticipate structuring our direct investments in a variety of forms to meet our investment criteria and to meet the capital needs of the community banks in which we invest.  Banking is a highly regulated industry and investments in these institutions must be tailored to adhere to various regulatory standards, which change from time to time.

Typically, FDIC-insured banks are wholly-owned by a regulated holding company, and the primary asset of the holding company is the stock of the bank(s).  We intend to invest in both community banks and their holding companies.

We anticipate structuring the majority of our direct investments as preferred equity, subordinated debt, convertible securities and common equity that pay cash dividends and interest on a recurring or customized basis.  In conjunction with our preferred stock (and to a lesser extent, our debt investments), we intend to obtain warrants or equity conversion options by which we may increase our investments in banks.  We do not intend to become regulated as a bank holding company or savings and loan holding company and intend to structure our investments such that they represent less than 24.9% of any portfolio bank’s equity capital and thereby avoid causing us to be deemed a bank holding company.  See “Risk Factors—Risks Related to Banking Regulations Affecting Our Business.”

The types of securities in which we may invest include, but are not limited to, the following:

•                  Preferred Stock.  We anticipate structuring these investments as perpetual preferred stock to allow our portfolio company issuers to treat our investment in them as Tier 1 capital under current regulatory capital standards.  We believe that nearly all newly issued preferred stock will be non-cumulative in order for it to qualify as Tier 1 capital of the applicable portfolio company.  Such preferred stock may also include rights to convert the preferred stock into common stock under specified circumstances and on specified terms.  While we do not intend to invest a significant portion of the proceeds of any future offering in the preferred stock of institutions that are not current in their dividends, we may invest in them to some extent if we believe their institutions have the ability to become current in their dividend payments in the future.

•                  TARP Preferred.  We will also seek to invest in cumulative and non-cumulative, preferred stock issued under the TARP Capital Purchase Program.  While a number of community banks that have issued TARP Preferred have deferred one or more schedule payments on a cumulative basis, we believe numerous institutions exhibit fundamentally strong characteristics and may be attractive investment candidates for us.  While these attractive candidates will generally be those that are current on their dividend payments, we may in certain instances invest in TARP Preferred of community banks that are not current if we believe they will become current in the future and by contract have an obligation to pay all dividend payments that were not previously paid.  While the majority of TARP Preferred is cumulative, a portion of TARP Preferred currently outstanding is non-cumulative in nature.  Presently, we do not intend to invest in non-current, non-cumulative TARP Preferred.

•                  Subordinated Debt.  We anticipate structuring these investments as subordinated unsecured debt.  Subordinated loans are expected to have maturities often years or longer with no amortization until loan maturity to allow our portfolio company borrowers to treat the investment as Tier 2-qualifying capital.  Under current market conditions, the interest rate on subordinated loans ranges between 5-7%, excluding any equity warrants we may receive.

•                  Common Stock.  We will also seek to make minority common equity investments in publicly-traded and select privately-held institutions.  We will target internal rates of return between 15%-20%, including dividends.  Under market conditions as of the date of this prospectus, the dividend rate on common stock of community banks ranges between 1-3%.

•                  Warrants and Options.  We may receive warrants or options to buy minority equity interests in connection with our direct subordinated debt and preferred equity investments.  As a result, as a portfolio company appreciates in value, we may achieve additional investment return from these equity interests.  We may structure such warrants to include provisions protecting our rights as a minority-interest holder.  In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

Monitoring of Investments

The investment professionals of our Advisor and its affiliates maintain a continuous relationship with the management teams of the companies in which we invest and will monitor each individual portfolio company relative to performance benchmarks set by our investment professionals.  This monitoring may be accomplished by review of quarterly regulatory filings, other financial data, local and national economic data, news reports, and regulatory actions and changes to bank regulations, tax laws and US GAAP that may impact the banks in which we invest.  Our Advisor has adopted a grading scale developed by StoneCastle Partners that is designed to provide initial and on-going support.  Our Advisor uses this scale to assess investment performance and highlight investments that may require additional attention.

Our Advisor monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio.  Our Advisor reviews these investment ratings on at least a quarterly basis and may modify a rating at any time.

Valuation Process

We value our assets in accordance with US GAAP and rely on multiple valuation techniques, reviewed on a quarterly basis by our board of directors.  As most of our investments are not expected to have market quotations, our board of directors undertakes a multi-step valuation process each quarter, as described below and as described in more detail in “Net Asset Value” below:

•                  Investment Team Valuation.  Each investment will be valued by the investment professionals of our Advisor.

•                  Third Party Valuation.  We have retained an independent valuation firm to provide a valuation report for each investment at least once per fiscal year.

•                  Investment Committee.  The investment committee of our Advisor will review the valuation report provided by the investment team and the independent valuation firm.

•                  Final Valuation Determination.  Our board of directors discusses and reviews the valuations with our Advisor’s investment committee and, where warranted, with the independent valuation firm.  Our board of directors then determines the fair value of each investment in our portfolio in good faith.

Competition

Our primary competitors in providing financing and capital to community banks include public and private funds, commercial banks, investment banks, correspondent banks, commercial financing companies, high net worth individuals, private equity funds and hedge funds.  Some of our competitors are substantially larger and may have considerably greater financial, technical and marketing resources than we do.  For example, we believe that some competitors have access to funding sources that are not available to us.  In addition, some of our competitors may have higher risk tolerances or different risk assumptions, which could allow them to consider a wider variety of investments than us.  Also, certain of our competitors may be better able to hedge against these risks due to having a more diversified portfolio or being registered as a commodity pool operator.  We also believe that many of our competitors are established bank holding companies, which allows them to make investments that are in excess of 24.9% ownership interest, investments that are not feasible for us since we do not intend to become a bank holding company.  Further, many of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as an investment company or to the source-of-income, asset diversification and distribution requirements we intend to satisfy to qualify as a RIC.

Brokerage Allocation and Other Practices

Because we expect that most of the assets that we hold will be illiquid, we will generally acquire and dispose of our investments in privately negotiated transactions, and we may use brokers in the course of our business.  Subject to policies established by our board of directors, we do not expect to execute transactions through any particular broker or dealer, but we will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, operational facilities of the firm, the firm’s risk and skill in positioning blocks of securities.  While we will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available.  Subject to applicable legal requirements, we may select a broker based partly on brokerage or research services provided to us.  In return for such services, we may pay a higher commission than other brokers would charge if we determine in good faith that such commission is reasonable in relation to the services provided.

Staffing

We do not currently have or expect to have any employees.  Employees of StoneCastle Partners and its affiliates provide the services necessary for our business pursuant to the terms of the staffing agreement.  Each of our executive officers described under “Management” is an employee or principal of our Advisor, StoneCastle Cash Management, LLC or StoneCastle Partners.

Properties

Our principal executive offices are located at 152 West 57th Street, 35th Floor, New York, New York 10019.  Our telephone number is (212) 354-6500.  Our Advisor has entered into arrangements with StoneCastle Partners pursuant to which StoneCastle Partners has agreed to provide us and our Advisor with office space and facilities.  See “Management—Management Agreement—Administration Services.”

Legal Proceedings

Neither we, our Advisor, nor StoneCastle Partners is currently subject to any material legal proceedings.

Portfolio Turnover

For the fiscal years ended December 31, 2018 and 2017, our portfolio turnover rate was 30% and 16%, respectively.  The Company experienced higher portfolio turnover during the fiscal year ended December 31, 2018 due to increased trading activity from reinvesting the proceeds of securities called or redeemed.  Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for us. A higher turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that we bear.

LEVERAGE

Use of Leverage

We intend to operate with leverage through recourse and non-recourse collateralized financings, private or public offerings of debt, warehouse facilities, secured and unsecured bank credit facilities, reverse repurchase agreements and other borrowings.  We may also operate with leverage by issuing preferred stock.  Under normal circumstances, we will not employ leverage above one-third of our total assets at time of incurrence.

The borrowing of money and the issuance of preferred securities represent the leveraging of our common stock.  We do not use leverage unless our board of directors believes that leverage will serve the best interests of our stockholders.  The principal factor used in making this determination is whether the potential return is likely to exceed the cost of leverage.  Therefore, in making the determination whether to use leverage, we must rely on estimates of leverage costs and expected returns.  Actual costs of leverage vary over time depending on interest rates and other factors, and actual returns vary depending on many factors.  We do not anticipate using leverage where the estimated costs of using such leverage and the ongoing cost of servicing the payment obligations on such leverage exceed the estimated return on the proceeds of such leverage.  Our board of directors will also consider other factors, including whether the current investment opportunities will help us achieve our investment objectives and strategies.

Leverage creates a greater risk of loss, as well as potential for more gain, for our common stock than if leverage is not used.  Leverage capital would have complete priority upon distribution of assets on liquidation or otherwise over common stock.  We expect to invest the net proceeds derived from any use or issuance of leverage capital according to the investment objectives and strategies described in this prospectus.  As long as our leverage capital is invested in securities that provide a higher rate of return than the dividend rate or interest rate of the leverage capital after taking its related expenses into consideration, the leverage will cause our common stockholders to receive a higher rate of income than if we were not leveraged.  Conversely, if the return derived from such securities is less than the cost of leverage (including increased expenses to us), our total return will be less than if leverage had not been used, and, therefore, the amount available for distribution to our common stockholders will be reduced.  In the latter case, our Advisor in its best judgment nevertheless may determine to maintain our leveraged position if it expects that the long term benefits to our common stockholders of so doing will outweigh the current reduced return.  There is no assurance that we will be successful in enhancing the level of our total return.  The NAV of our common stock will be reduced by the fees and issuance costs of any leverage capital.  There is no assurance that outstanding amounts we borrow may allow prepayment by us prior to final maturity without significant penalty, but we do not expect any sinking fund or mandatory retirement provisions.  Outstanding amounts would be payable at maturity or such earlier times as we may agree.  We may be required to prepay outstanding amounts or incur a penalty rate of interest in the event of the occurrence of certain events of default.  We may be expected to indemnify our lenders, particularly any banks, against liabilities they may incur related to their loan to us.  Utilizing leverage may also restrict our ability to pay dividends, which could lead to a loss of our RIC status.  We may also be required to secure any amounts borrowed from a bank by pledging our investments as collateral.

Leverage creates risk for holders of our common stock, including the likelihood of greater volatility of our NAV and the value of our shares, and the risk of fluctuations in interest rates on leverage capital, which may affect the return to the holders of our common stock or cause fluctuations in the distributions paid on our common stock.  The fee paid to our Advisor is calculated on the basis of our Managed Assets, including proceeds from leverage capital.  During periods in which we use leverage, the fee payable to our Advisor is and will be higher than if we did not use leverage.  Consequently, we and our Advisor may have differing interests in determining whether to leverage our assets.  Our board of directors monitors our use of leverage and this potential conflict.

Under the Investment Company Act, we are not permitted to issue preferred stock unless immediately after such issuance, the value of our total assets (including the proceeds of such issuance) less all liabilities and indebtedness not represented by senior securities is at least equal to 200% of the total of the aggregate amount of senior securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred stock.  Stated another way, we may not issue preferred stock that, together with outstanding preferred stock and debt securities, has a total aggregate liquidation value and outstanding principal amount of more than 50% of the amount of our total assets, including the proceeds of such issuance, less liabilities and indebtedness not represented by senior securities.  In addition, we are not permitted to declare any cash dividend or other distribution on our common stock, or purchase any of our shares of common stock (through tender offers or otherwise), unless we would satisfy this 200% asset coverage after deducting the amount of such dividend, distribution or share purchase price, as the case may be.  We may, as a result of market conditions or otherwise, be required to purchase or redeem preferred stock, or sell a portion of our investments when it may be disadvantageous to do so, in order to maintain the required asset coverage.  Furthermore if we redeem any preferred stock, it would result in a long-term decrease in cash available to be distributed to holders of our common stock in the form of dividends.  Common stockholders would bear the costs of issuing preferred stock, which may include offering expenses and the ongoing payment of dividends.  Under the Investment Company Act, we may only issue one class of preferred stock.

Under the Investment Company Act, we are not permitted to issue debt securities or incur other indebtedness constituting senior securities unless, immediately thereafter, the value of our total assets (including the proceeds of the indebtedness) less all liabilities and indebtedness not represented by senior securities is at least equal to 300% of the amount of the outstanding indebtedness.  Stated another way, we may not issue debt securities in a principal amount of more than one-third of the amount of our total assets, including the amount borrowed, less all liabilities and indebtedness not represented by senior securities.  We also must maintain this 300% asset coverage for as long as the indebtedness is outstanding.  The Investment Company Act provides that we may not declare any cash dividend or other distribution on common or preferred stock, or purchase any of our shares of stock (through tender offers or otherwise), unless we would satisfy this 300% asset coverage after deducting the amount of the dividend, other distribution or share purchase price, as the case may be.  If the asset coverage for indebtedness declines to less than 300% as a result of market fluctuations or otherwise, we may be required to redeem debt securities, or sell a portion of our investments when it may be disadvantageous to do so.  Under the Investment Company Act, we may only issue one class of senior securities representing indebtedness.

Effects of Leverage

The borrowings under our Credit Facility at December 31, 2018, 2017, 2016 and 2015 were $51, $25.8, $61.5 and $25 million, respectively.  Our asset coverage ratios as of December 31, 2018, 2017, 2016 and 2015 were 375%, 648%, 325% and 663%, respectively.  See “Risks Related to Our Use of Leverage” for a brief description of the Credit Facility.

The following table is designed to illustrate the annual rate of interest on the senior securities.

Average Daily Loan Balance*	Weighted Average Interest Rate %	Maximum Daily Loan Outstanding
$39,734,247	4.78%	$62,000,000

*For the holding period from January 1, 2018 through December 31, 2018.

Assuming the utilization of leverage in the amount of 30% of our total assets and an annual interest rate of 4.78% payable on such leverage (based on market rates as of the date of this prospectus), the additional income that we must earn (net of debt-related expenses) in order to cover such leverage is approximately $3,004,761.  Our actual costs of leverage may be higher or lower than that assumed in the previous example.

Following the completion of the offering, we may increase the amount of leverage outstanding.  We may incur additional borrowings in order to maintain our desired leverage ratio of 30%.  Leverage creates a greater risk of loss, as well as a potential for more gain, for the common stock than if leverage was not used.  Interest on borrowings may be at a fixed or floating rate, and the interest at a floating rate generally will be based on short-term rates.  The costs associated with our use of leverage, including the issuance of such leverage and the payment of dividends or interest on such leverage, will be borne entirely by the holders of common stock.  As long as the rate of return, net of our applicable expenses, on our investment portfolio investments purchased with leverage exceeds the costs associated with such leverage, we will generate more return or income than will be needed to pay such costs.  In this event, the excess will be available to pay higher dividends to holders of common stock.  Conversely, if the return on such assets is less than the cost of leverage and our other expenses, the return to the holders of our common stock will diminish.  To the extent that we use leverage, the NAV and market price of our common stock and the yield to holders of common stock will be more volatile.  Our leveraging strategy may not be successful.  Because our

Advisor’s fee is based on total assets (including any assets acquired with the proceeds of leverage), our Advisor’s fee will be higher if we utilize leverage.  See “Risks Related to Our Use of Leverage.”

The following table is designed to illustrate the effect of leverage on the return to a holder of our common stock in the amount of approximately 30% of our total assets, assuming a cost of leverage of 4.90% and hypothetical annual returns of our portfolio of minus 10% to plus 10%.  As the table shows, leverage generally increases the return to holders of common stock when portfolio return is positive and greater than the cost of leverage and decreases the return when the portfolio return is negative or less than the cost of leverage.  The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.  See “Risk Factors—Risks Related to Our Use of Leverage.”

	Assumed Portfolio Return (Net of Expenses)
	(10%)	(5%)	0%	5%	10%
Corresponding Common Stock Return	(16.3)%	(9.2)%	(2.0)%	5.1%	12.2%

Derivative Transactions

Interest Rate Derivative Transactions.  We may use interest rate transactions such as swaps, caps, floors, forwards, swaptions and rate-linked notes to attempt to reduce the interest rate risk arising from our investments and use of leverage or to provide exposure to the same types of investments that we make in community banking companies.  The use of interest rate transactions is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions.  In an interest rate swap, we would agree to pay to the other party to the interest rate swap (known as the “counterparty”) a fixed rate payment in exchange for the counterparty agreeing to pay to us a variable rate payment intended to approximate our variable rate payment obligation on any variable rate borrowings.  The payment obligations would be based on the notional amount of the swap.  An interest rate “swaption” is an option to enter into an interest rate swap.  In an interest rate cap, we would pay a premium to the counterparty up to the interest rate cap and, to the extent that a specified variable rate index exceeds a predetermined fixed rate of interest, would receive from the counterparty payments equal to the difference based on the notional amount of such cap.  In an interest rate floor, we would be entitled to receive, to the extent that a specified index falls below a predetermined interest rate, payments of interest on a notional principal amount from the party selling the interest rate floor.  In a forward rate agreement, we would be entitled to receive (or be obligated to pay) the difference between the interest rate on the amount specified in the forward rate agreement and the interest rate on such amount on the date the agreement expires.  A fixed-rate note is a type of debt instrument with a fixed rate of interest (known as the “coupon rate”) that is payable at specified times before maturity.  A floating-rate note will pay us a variable amount on the principal amount of the note but the note’s value rises when interest rates rise (as opposed to bonds, which decrease in value when interest rates rise).

Depending on the state of interest rates in general, our use of interest rate transactions could affect our ability to make required interest payments on any outstanding fixed income securities or preferred stock.  To the extent there is a decline in interest rates, the value of the interest rate transactions could decline.  If the counterparty to an interest rate transaction defaults, we would not be able to use the anticipated net receipts under the interest rate transaction to offset our cost of financial leverage.  See “Risk Factors—Risks Related to Our Operations—Derivatives transactions may limit our income or result in losses.”

We have claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act of 1936, as amended (“CEA”), pursuant to Regulation 4.5 under the CEA.  So long as we maintain this exclusion, we will not be deemed a commodity pool operator under the CEA, and we anticipate that neither we nor our Advisor will be subject to regulation or registration as a commodity pool operator or commodity trading advisor under the CEA.  Although we do not currently intend to, if we use commodity futures, commodity option contracts futures or swaps other than for bona fide hedging purposes, as defined under the CEA regulations, our aggregate initial margin and premiums on these positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are “in-the-money” at the time of purchase) will not exceed 5% of our NAV.  Furthermore, the aggregate net notional value of commodity futures, commodity option contracts futures and swaps other than for bona fide hedging purposes will not exceed 100% of our NAV (after taking into account unrealized profits and unrealized losses on any such positions).  If, however, we exceed either of these thresholds, we will no longer qualify for this exclusion and will need to register as a commodity pool operator (“CPO”) under the CEA.  If we were required to register as a CPO, the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools and CPOs.  Additionally, if required to register as a CPO, we would be required to become a member of the National Futures Association (“NFA”) and be subject to the NFA’s rules and bylaws.  Compliance with these additional registration and regulatory requirements would increase the Fund’s operating expenses.

Credit Derivative Transactions.  We may utilize credit derivatives, such as credit default swaps, total return swaps or credit-linked notes to “buy” credit protection, in which case we would attempt to mitigate the risk of default or credit quality deterioration in all or a portion of our portfolio of bank securities to hedge against changes in the market price of bank securities in which we invest.  We may also utilize total return swaps or credit-linked notes to provide exposure to the same types of investments that we make in community banking companies.  A credit default swap is an agreement between two parties to exchange the credit risk of a particular issuer or reference entity.  The Company does not “sell” credit default swaps.  In a credit default transaction, we as buyer would pay periodic fees in return for payment by the seller which is contingent upon an adverse credit event occurring with respect to the underlying issuer or reference entity.  The seller collects periodic fees from us and profits if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the seller would be required to pay an agreed upon amount to us as buyer (which may be the entire notional amount of the swap) in the event of an adverse credit event in the issuer or reference entity.  A credit-linked note is structured as a security with an embedded credit-default swap.  Total return swap agreements are contracts in which one party agrees to make periodic payments to another party based on the change in market value of the assets underlying the contract, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets.

Equity Derivative Transactions.  We may engage in equity derivatives transactions, including the use of futures, options and warrants to hedge against changes in the market prices of bank securities in which we invest or to provide exposure to and focus on the same types of investments that we make in community banking companies.  Options, futures and warrants are contracts involving the right to receive or the obligation to deliver assets or money depending on the performance of one or more underlying assets, instruments or a market or economic index.  An option gives its owner the right, but not the obligation, to buy (“call”) or sell (“put”) a specified amount of a security at a specified price within a specified time period.  We may purchase or sell options on the publicly traded bank securities in which we may invest.  When we purchase an over-the-counter option, it increases our credit risk exposure to the counterparty.  Futures are standardized, exchange-traded contracts that obligate a purchaser to take delivery, and a seller to make delivery, of a specific amount of an asset at a specified future date at a specified price.  No price is paid upon entering into a futures contract.  Rather, upon purchasing or selling a futures contract, we would be required to deposit collateral (“margin”) equal to a percentage (generally less than 10%) of the contract value.  Each day thereafter until the futures position is closed, we will pay additional margin representing any loss experienced as a result of the futures position the prior day or be entitled to a payment representing any profit experienced as a result of the futures position the prior day.  Warrants are securities that entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiration date of the warrant.

The banks in which we invest may include, as part of the consideration of our investment in such banks’ equity or debt securities, a grant of warrants, options and other equity conversion features by which we may increase our investment in such banks over time.  While we may or may not exercise our rights under such instruments, we may trade in these warrants, options and other equity conversion features or otherwise use them to leverage our capital.  In instances where our derivative transactions may be deemed to create leverage under the Investment Company Act, we will separately segregate with our custodian cash or high quality liquid investments having a value, at all times through exercise, at least equal to our potential payment obligations under such derivative transactions or otherwise ensure that the amount of such obligations together with our other leverage obligations, does not exceed 33% of our total assets.  See “Risk Factors—Risks Related to Our Operations.”

MANAGEMENT

Our board of directors provides the overall supervision and review of our affairs.  Management of our portfolio is the responsibility of our Advisor’s investment committee.  Our Advisor’s investment committee is composed of four senior investment professionals.  Our Advisor’s investment team, led by Messrs. Siegel and Shilowitz will be responsible for negotiating, structuring and managing our investments.  Our Advisor’s investment professionals have significant experience sourcing, analyzing, investing and managing investments in community banks.  For the background of our investment professionals, see “Management.”

We expect to create a portfolio of securities focused on the bank market, with an emphasis on community banks, through investment in numerous issuers differentiated by asset sizes, business models and geographies to create a more stable, long-term portfolio of assets.  Our Advisor monitors our portfolio companies and market concentrations and may adjust its underwriting criteria based on market conditions and portfolio concentrations.  Our Advisor’s monitoring operations include sensitivity analyses to determine the effects of changes in market conditions on our asset portfolio.  These analyses may include simulations of changes in interest rates, changes in economic activity and other events that would affect the forecasted performance of our assets.

Directors and Officers

Our business and affairs are managed under the direction of our board of directors.  Accordingly, our board of directors provides broad supervision over our affairs, including supervision of the duties performed by our Advisor.  Our Advisor is responsible for our day-to-day operations.

Director Compensation

Our independent directors receive an annual retainer of $55,000 and a meeting fee of $1,500 per board or committee meeting attended plus reimbursement of expenses.  The chairpersons of our audit committee, nominating and governance committee and the lead independent director are each to be paid an additional amount not expected to exceed $10,000 per year.  Directors do not receive any pension or retirement plan benefits and are not part of any profit sharing plan.  Interested directors do not receive any compensation from us.

Investment Committee

Management of our portfolio is the responsibility of our Advisor’s investment committee.  Our Advisor’s investment committee is currently comprised of Joshua Siegel, George Shilowitz, Erik Eisenstein, Robert McPherson and Ricardo Viloria.  George Shilowitz is the chairperson of the investment committee.  The investment committee’s policy is that the consent of four members is required to approve the committee’s decision to invest in a security and the consent of three members is required to sell a security.  Biographical information about each member of our Advisor’s investment committee is set forth below.  See the accompanying Statement of Additional Information for more information about our portfolio managers’ compensation, other accounts managed by each manager, and each manager’s ownership of our securities.

The names, ages and addresses of the members of our Advisor’s investment committee, together with their principal occupations and other affiliations during the past five years, are set forth below.

Members of our Investment Committee

Name	Age	Position(s) Held with Company	Principal Occupation(s) Last 5 Years	Other Directorships Last 5 Years
Joshua Siegel	48	Chairman of the Board of Directors & Chief Executive Officer	Managing Partner and CEO of StoneCastle Partners	Stone Castle Partners, LLC; StoneCastle Cash Management, LLC

George Shilowitz	54	Director & President	Managing Partner, Co-CEO and Senior Portfolio Manager of StoneCastle Partners, LLC	Stone Castle Partners, LLC

Erik Eisenstein	49	None	Senior Bank Analyst and a Director at StoneCastle Partners; Adjunct Professor at Kingsborough Community College	None

Ricardo Viloria	39	None	Director of StoneCastle Partners	None

James Brennan	39	None	Director of StoneCastle Partners	None

Biographical Information

The following sets forth certain biographical information for our investment committee members:

Joshua S. Siegel.  Chief Executive Officer & Chairman of the Board of Directors.  Mr. Siegel is the founder and Managing Partner of StoneCastle Partners and serves as its Chief Executive Officer.  With over two decades of experience in financial services, 18 of which have been spent advising clients and investing in financial institutions or assets, he is widely regarded as a leading expert and investor in the banking industry and is often quoted in financial media, including The Wall Street Journal, The New York Times, American Banker, and CNNMoney.  In addition, he speaks frequently at industry events, including those hosted by the American Bankers Association, Conference of State Bank Supervisors, FDIC, Federal Reserve Bank and SNL Financial.  A creative instructor with a passion for teaching, Mr. Siegel has regularly been invited to educate government regulators about the specialized community banking sector.  He also serves as Adjunct Professor at the Columbia Business School in New York City.  Immediately prior to co-founding StoneCastle, Mr. Siegel was a co-founder and Vice President of the Global Portfolio Solutions Group at Citigroup, a group organized to finance portfolios of financial assets for corporations and to invest in the sector as a principal and market maker.  He later assumed responsibility for developing new products, including pooled investment strategies for the community banking sector.  Mr. Siegel originally joined Salomon Brothers in 1996 (which was merged into Travelers in 1998 and into Citigroup in 1999) in the tax and lease division, providing financing and advisory services to government-sponsored enterprises and Fortune 500 corporations.  Prior to his tenure at Citigroup, Mr. Siegel worked at Sumitomo Bank where he served as a corporate lending officer, as a banker managing equipment lease and credit derivative transactions, and as a member of the New York Credit Committee and at Charterhouse, carrying out merchant banking and private equity transactions.  Mr. Siegel has provided strategic advice to the Global Food Banking Network.  He also provides annual economic support to Prep for Prep to make sure academic brilliance is recognized and nurtured without regard to a student’s economic, demographic or sociological impediments.  He holds a B.S. in Management and Accounting from Tulane University.

George Shilowitz.  President and Director.  Mr. Shilowitz is Co-CEO and a Managing Partner of StoneCastle Partners and serves as the Senior Portfolio Manager of StoneCastle Partners.  Mr. Shilowitz has two decades of fixed income and principal investment experience.  Mr. Shilowitz worked with StoneCastle since its founding in 2003 and became a partner in 2007.  Prior to joining StoneCastle, Mr. Shilowitz was a senior executive at Shinsei Bank and participated in its highly successful turnaround, sponsored by J.C.  Flowers & Co. and Ripplewood Partners.  At Shinsei, Mr. Shilowitz managed various business units, including Merchant Banking and Principal Finance and was the President of its wholly-owned subsidiary, Shinsei Capital (USA) Limited.  Prior to Shinsei, Mr. Shilowitz was a senior member of the Principal Transactions Group at Lehman Brothers in Asia from 1997-2000, focusing on proprietary investments and debt portfolio acquisitions from distressed financial institutions.  From 1995-1997, he was a member of Salomon Brothers’ asset finance group where he met and first collaborated with Mr. Siegel.  Mr. Shilowitz began his career in 1991 at First Boston Corporation (now Credit Suisse) as a member of the fixed income mortgage arbitrage group and also held positions in the financial engineering group and in asset finance investment banking where he focused on banks and specialty finance companies.  He holds a B.S. in Economics from Cornell University.

Erik Eisenstein.  Mr. Eisenstein is the Senior Bank Analyst and a Director at StoneCastle Partners.  Prior to joining StoneCastle in 2007, Mr. Eisenstein was an Equity Analyst for over six years at Standard & Poor’s, Criterion Research Group LLC and Morgan Keegan, with a coverage universe of regional and community banks, thrifts and other diversified financial companies.  During that time he appeared on various television and print media, including CNBC and The Wall Street Transcript.  Prior, he spent three years as Underwriter and Underwriting Manager of management liability insurance products at American International Group and two years as a practicing attorney.  Mr. Eisenstein holds a B.S. in Industrial and Labor Relations from Cornell University, a J.D. from Duke University and an M.B.A. from New York University.

Ricardo Viloria.  Mr. Viloria is a Co-Portfolio Manager and a Director at StoneCastle Partners.  Prior to joining StoneCastle in 2006, Mr. Viloria was a Ratings Analyst at Moody’s.  For three years at Moody’s, Mr. Viloria specialized in financial institution-related transactions and rated a broad range of transactions secured by various assets classes that included leveraged loans, bonds and asset-backed securities.  Prior to Moody’s, Mr. Viloria was at Fox-Pitt, Kelton, a subsidiary of Swiss Reinsurance at the time, in the Corporate Finance Group where he focused on capital raising and mergers and acquisitions for community banks, insurance and finance companies.  Mr. Viloria holds a B.S. in Operations Research from Columbia University and an M.B.A. from New York University.

James Brennan.  Mr. Brennan is a Director at StoneCastle Partners and joined the firm in 2009.  He is responsible for the origination of banks seeking capital investments and business development for the company. In this role, his primary duties include identifying and sourcing bank originations directly and through a national network of referral sources, including investment banks and various industry groups.  In addition to originating banks, Mr. Brennan is actively involved in the processing, due diligence and structuring of potential capital investments by the Company.  Mr. Brennan graduated from Creighton University with an B.S. in Finance in 2002.

Management Agreement

Management Services

StoneCastle Asset Management LLC serves as our investment advisor, subject to the overall supervision and review of our board of directors.  Pursuant to a management agreement, our Advisor provides us with investment research, advice and supervision and furnishes us continuously with an investment program, consistent with our investment objective and policies.  Our Advisor also determines from time to time what securities we shall purchase, and what securities shall be held or sold, what portions of our assets shall be held uninvested as cash or in other qualified short-term investments or liquid assets, maintains books and records with respect to all of our transactions and will report to our board of directors on our investments and performance.  Our Advisor was formed in November 2012.  Our Advisor’s affiliate, StoneCastle Advisors, LLC, is a registered investment advisor formed in 2004 which manages the assets of six long-term investment vehicles—U.S. Capital Funding I, Ltd., U.S. Capital Funding II, Ltd., U.S. Capital Funding III, Ltd., U.S. Capital Funding IV, Ltd., U.S. Capital Funding V, Ltd. and U.S. Capital Funding VI, Ltd.  The U.S. Capital Funding companies are securitization vehicles created to invest primarily in trust preferred securities issued by public and private community banks in the United States.  StoneCastle Partners and its subsidiaries managed almost $16.1 billion of assets focused on community banks, including approximately $1.5 billion of capital invested in more than 250 banking institutions and over $14.5 billion of institutional cash in over 800 banks as of December 31, 2018.  Our Advisor has no full time employees and relies on the officers, employees and resources of certain affiliated entities pursuant to the staffing agreement.  All of the members of the investment committee of our Advisor are affiliates of, but not employees of, our Advisor, and each has other significant responsibilities with StoneCastle Partners and its subsidiaries.

Our Advisor’s services to us under the management agreement will not be exclusive, and while it is not currently contemplated, our Advisor is free to furnish the same or similar services to other entities, including businesses which may directly or indirectly compete with us, so long as our Advisor’s services to us are not impaired by the provision of such services to others.  Our Advisor intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies so that we will not be disadvantaged in relation to any other client of the Advisor.

Administration Services

Pursuant to the management agreement, our Advisor also furnishes us with office facilities and clerical and administrative services necessary for our operation (other than services provided by our custodian, accounting agent, administrator, dividend and interest paying agent and other service providers).  Our Advisor is authorized to cause us to enter into agreements with third parties to provide such services.  To the extent we request, our Advisor:

•                  oversees the performance and payment of the fees of our service providers and makes reports and recommendations to our board of directors such matters as the parties deem desirable;

•                  responds to inquiries and otherwise assists such service providers in the preparation and filing of regulatory reports, proxy statements and stockholder communications, and the preparation of materials and reports for our board of directors;

•                  establishes and oversees the implementation of borrowing facilities or other forms of leverage authorized by our board of directors; and

•                  supervises any other aspect of our administration as may be agreed upon by us and our Advisor.

Management Fee

Pursuant to the management agreement, we have agreed to pay our Advisor a fee for the management and administration services described above.  The management fee is 0.4375% (1.75% annualized) of our Managed Assets, calculated and paid quarterly in arrears within fifteen days of the end of each calendar quarter.  The term “Managed Assets” as used in the calculation of the management fee means our total assets (including cash and cash equivalents and any assets purchased with or attributable to any borrowed funds).  The management fee for any partial quarter will be appropriately prorated.  Our Advisor is not paid an incentive fee and does not participate in our profits in its capacity as Advisor.  However, our Advisor and/or its affiliates and certain of their employees participate in our profits through ownership of our common stock, which is less than 1% of our outstanding common stock as of the date of this prospectus.

The Advisor may from time to time waive its advisory fee and such waivers may include the ability of the Advisor to recoup such fees subject to certain conditions, including that no amounts may be recouped more than three years from the date of the waiver or reimbursement. For the fiscal years ended December 31, 2018, 2017 and 2016  the Advisor was paid, respectively, management fees of  $3,242,734 ($3,329,460 less waivers of $86,726), $3,322,923 ($3,207,923 plus recapture of $115,000), and $3,301,253 ($3,416,253 less waivers of $115,000).

Payment of Our Expenses

StoneCastle Asset Management LLC serves as our investment advisor in accordance with the terms of the management agreement.  Subject to the overall supervision of our board of directors, our Advisor manages our day-to-day operations and provides us with investment management services.  Under the terms of the management agreement, StoneCastle Asset Management LLC does and will:

•                  determine the composition of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;

•                  identify, evaluate and negotiate the structure of the investments we make (including performing due diligence on our prospective portfolio companies);

•                  close, monitor and administer the investments we make, including the exercise of any voting or consent rights; and

•                  provide us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our assets.

We bear all expenses not specifically assumed by our Advisor and incurred in our operations, and we will bear the expenses related to any future offering.  We will reimburse our Advisor to the extent our Advisor pays these expenses.  The compensation and allocable routine overhead expenses of all investment professionals of our Advisor and its staff, when and to the extent engaged in providing us investment advisory services, will be provided and paid for by our Advisor and not us, although we will reimburse our Advisor an amount equal to our allocable portion of overhead and other expenses incurred by our Advisor in performing its obligations under the management agreement.  The fees and expenses borne by us may include, but are not limited to, the following:

•                  other than as provided under “Management Fee” above, expenses of maintaining and continuing our existence and related overhead, including, to the extent such services are provided by personnel of our Advisor or its affiliates, office space and facilities and personnel compensation, training and benefits;

•                  commissions, spreads, fees and other expenses connected with the acquisition, holding, monitoring and disposition of securities and other investments including sales load and similar fees;

•                  auditing, accounting and legal expenses;

•                  taxes and interest; governmental fees;

•                  expenses of listing our shares with a stock exchange, and expenses of issue, sale, repurchase and redemption (if any) of our securities, including expenses of conducting tender offers for the purpose of repurchasing our securities;

•                  expenses of registering and qualifying us and our securities under federal and state securities laws and of preparing and filing registration statements and amendments for such purposes;

•                  expenses of communicating with stockholders, including website expenses and the expenses of preparing, printing and mailing press releases, reports and other notices to stockholders and of meetings of stockholders and proxy solicitations therefor;

•                  expenses of reports to governmental officers and commissions, including, without limitation, our periodic report preparation and filing obligations with the SEC;

•                  insurance expenses;

•                  association membership dues;

•                  fees, expenses and disbursements of custodians and subcustodians for all services to us (including without limitation safekeeping of funds, securities and other investments, keeping of books, accounts and records and determination of NAVs);

•                  fees, expenses and disbursements of transfer agents, dividend and interest paying agents, stockholder servicing agents and registrars for all services to us;

•                  fees, expenses and disbursements of CAB Marketing, LLC and CAB, L.L.C. and similar service providers;

•                  compensation and expenses of our directors who are not members of our Advisor’s organization;

•                  pricing, valuation and other consulting or analytical services employed in considering and valuing our actual or prospective investments;

•                  all expenses incurred in leveraging of our assets through a line of credit or other indebtedness or issuing and maintaining preferred stock;

•                  all expenses incurred in connection with our organization and any offering of our common stock, including any future offering; and

•                  such non-recurring items as may arise, including expenses incurred in litigation, proceedings and claims and our obligation to indemnify our directors, officers and stockholders with respect thereto.

Expenses that are reimbursable to our Advisor are submitted to the independent members of our board of directors for their approval prior to reimbursement thereof.

Allocation Policy

Our Advisor and its affiliates allocate investment opportunities among client accounts on a fair and consistent basis, and do not favor any one client or account over any other.  In certain cases, investment opportunities may be made by our Advisor other than on a pro rata basis.  In determining to which accounts our Advisor will allocate investment opportunities, and in determining the shares to allocate to a particular account, our Advisor and its affiliates do not consider:

•                  the levels of fees earned from accounts or the fact that certain accounts may pay performance-based fees;

•                  different compensation payable to portfolio managers based on the performance of certain accounts;

•                  the ability of particular clients to send business to or otherwise benefit our Advisor in exchange for allocations;

•                  the identity of account holders (including the fact that certain accounts may be proprietary or maintained on behalf of investment vehicles that our Advisor sponsors);

•                  in the case of allocations of initial public offerings, market movement generally or the performance of the shares since the execution of the order in question;

•                  the prior performance of accounts; or

•                  whether an account is new to our Advisor.

CAB Marketing, LLC and CAB, L.L.C.

We have entered into exclusive investment referral and endorsement relationships with the CAB Marketing, LLC and CAB, L.L.C., subsidiaries of the ABA.  Pursuant to the agreements governing these relationships, CAB Marketing, LLC assists us with the promotion and identification of potential investment opportunities.  More specifically, CAB Marketing, LLC:

•                  performs a broad-based review of the capital needs of the financial services industry;

•                  in coordination with us, develops a community bank marketing campaign with mailings, webinars, and other modes of outreach;

•                  facilitates prescreening of potential investment candidates through publicly available data and distribution of due diligence questionnaires and introductions to banks that we may select as potential funding targets; and

•                  provides opportunities to speak at, exhibit at and attend ABA-sponsored conferences and other ABA events.

In addition, CAB, L.L.C. has granted to us a license to use the name “Corporation for American Banking” in connection with the foregoing promotion and identification activities, and:

•                  administers a members-only web page on the ABA’s website that references our program of investment in community banks;

•                  announces the availability of our investment platform to the ABA members;

•                  provides prompt review of our use of the CAB name; and

•                  communicates objective information about us and CAB’s endorsement to ABA’s members.

Most capital raising activities by community banks are conducted through privately-negotiated transactions that occur outside of traditional institutional investment channels, including the capital markets.  We believe that StoneCastle Partners’ and CAB, L.L.C.’s large network of relationships will help us to identify attractive investment opportunities and will provide us with a competitive advantage.  As consideration for their exclusive services and endorsement, we have contracted to pay the ABA subsidiaries a series of payments aggregating $150,000 annually, through August 31, 2020, plus an additional payment of $100,000 for the first quarter of the year following termination in recognition of the trailing benefit of the CAB name license.  The ABA and its subsidiaries have not endorsed any future offering, and you should not construe references to them in this prospectus as such an endorsement.

Duration and Termination

The management agreement with our Advisor was initially effective on November 1, 2013, and unless earlier terminated, it will continue in effect from year to year thereafter, but only so long as each continuance is specifically approved by (i) our board of directors or the vote of a majority of our voting securities and (ii) the vote of a majority of our independent directors.  The management agreement was last approved by the board on September 12, 2018. A discussion regarding the basis for the board’s approval of the management agreement is provided in the Fund’s Annual Report to stockholders for the fiscal year ended December 31, 2018.  The management agreement with our Advisor was initially approved by our board of directors on September 4, 2013 and by our initial stockholder on November 1, 2013.  The management agreement with our Advisor may be terminated at any time, without payment or penalty, by vote of our board of directors, by vote of a majority of our voting securities, or by our Advisor, in each case on not less than 60 days’ written notice.  As required by the Investment Company Act, the management agreement with our Advisor will terminate automatically in the event of its assignment.

Liability of Advisor and Indemnification

The management agreement provides that our Advisor will not be liable to us in any way for any default, failure or defect in any of the securities comprising our portfolio if it has satisfied the duties and the standard of care, diligence and skill set forth in the management agreement.  The management agreement further states that we will indemnify the Advisor for any losses, damages, claims, costs, charges, expenses or liabilities except to the extent such amounts result from our Advisor’s willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the management agreement or as otherwise prohibited by applicable law.  As a result, our Advisor may not be liable to us for breaches of its duty of care, diligence or skill.

License Agreement

StoneCastle Partners has licensed the “StoneCastle” name to us on a non-exclusive, royalty-free basis.  We have the right to use the “StoneCastle” name so long as our Advisor or one of its approved affiliates remains our investment advisor.  Other than with respect to this limited right, we will have no legal right to the “StoneCastle” name.  This right will automatically terminate if the management agreement were to terminate or be assigned for any reason.

RISK FACTORS

An investment in our securities involves a high degree of risk.  You should carefully consider the following information, together with the other information contained in this prospectus, before investing in our securities.  In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statement referred to above under “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Related to Our Operations

There can be no assurance that we will achieve our business objectives.

The results of our operations will depend on many factors, including, but not limited to, the availability of opportunities for the acquisition of assets, the level and volatility of interest rates, readily accessible short- and long-term funding alternatives, conditions in the financial markets, general economic conditions and the performance of our Advisor.  If we do not implement our investment strategy successfully, our business could be harmed or fail entirely, with the consequence that our net income, and therefore the level of dividends payable on our common stock, could be adversely affected, and our common stock could be worth less than the initial investment.

We depend upon key personnel of our Advisor, StoneCastle Partners and their affiliates

We are an externally managed investment company, and therefore we do not have any internal management capacity or employees.  We depend on the diligence, expertise and business relationships of the senior management of our Advisor and its affiliates to achieve our investment objective.  We expect that our Advisor will evaluate, negotiate, structure, close and monitor our investments in accordance with the terms of the management agreement.

Our Advisor is an affiliate of StoneCastle Partners and, in turn, depends upon access to the investment professionals and other resources of StoneCastle Partners and its affiliates to fulfill its obligations to us under the management agreement.  Our Advisor also depends upon StoneCastle Partners to obtain access to deal flow generated by the professionals of StoneCastle Partners.  Under the staffing agreement, StoneCastle Partners and its affiliates have agreed to provide our Advisor with the resources necessary to fulfill these obligations.  The staffing agreement provides that StoneCastle Partners and its affiliates will make available to the Advisor experienced investment professionals and access to the senior investment personnel of StoneCastle Partners for purposes of evaluating, negotiating, structuring, closing and monitoring our investments.  We are not a party to the staffing agreement and cannot assure you that our affiliates will fulfill their obligations under this agreement.  If an affiliate fails to perform, we cannot assure you that our Advisor will enforce the staffing agreement, that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of StoneCastle Partners and its affiliates or their market knowledge and deal flow.

We depend upon the senior professionals of StoneCastle Partners and its affiliates to maintain relationships with potential sources of investment opportunities, and we intend to rely to a significant extent upon these relationships to provide us with potential investment opportunities.  We cannot assure you that these individuals will continue to indirectly provide investment advice to us.  If these individuals, including the members of our investment committee, do not maintain their existing relationships with our affiliates, maintain existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio.  In addition, individuals with whom the senior professionals of StoneCastle Partners or its affiliates have relationships are not obligated to provide us with investment opportunities.  Therefore, we cannot assure you that such relationships will generate investment opportunities for us.

If our Advisor is unable to manage our investments effectively, we may be unable to achieve our investment objective.

Our ability to achieve our investment objective depends on our ability to manage and grow our business.  This depends, in turn, on our Advisor’s ability to identify, invest in and monitor companies that meet our investment criteria.  This, in turn, depends on the ability of its affiliates’ investment professionals to identify, invest in and monitor companies that meet our investment criteria.  The achievement of our investment objectives on a cost-

effective basis will depend upon our Advisor’s execution of our investment process, its ability to provide competent, attentive and efficient services to us and our access to leverage on acceptable terms.  Our Advisor has substantial responsibilities under the management agreement.  Our future success will depend on the continued service of the senior management team of our Advisor and the personnel of its affiliates who are made available to our Advisor under the staffing agreement.  These persons are engaged in other business activities, which could distract them, divert their time and attention or otherwise cause them not to dedicate a significant portion of their time to our investments, which could slow our rate of investment.  Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.  In addition, to the extent that our assets continue to grow, our Advisor may have to source additional personnel, and to the extent it is unable to source qualified individuals, our growth may be adversely affected.

We may not replicate the historical results achieved by other entities managed or sponsored by members of our investment committee or by StoneCastle Partners or its affiliates.

Our primary focus in making investments generally differs from that of many of the investment funds, accounts or other investment vehicles that are or have been managed by members of our investment committee or sponsored by StoneCastle Partners or its affiliates.  In addition, investors in our common stock do not acquire an interest in any such investment funds, accounts or other investment vehicles that are or have been managed by members of our investment committee or sponsored by StoneCastle Partners or its affiliates.  We cannot assure you that we will replicate the historical results achieved by members of the investment committee, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods.  Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated.  Moreover, current or future market volatility and regulatory uncertainty may have an adverse impact on our future performance.

Most of our assets will be illiquid, and their fair value may not be readily determinable.

Most of our assets will be illiquid, and their fair value may not be readily determinable.  Accordingly, there can be no assurance that we would be able to realize the value at which we carry such assets if we need to dispose of them.  As a result, we can provide no assurance that any given asset could be sold at a price equal to value at which we carry it.  In addition, the securities issued by CLOs generally offer less liquidity than securities of other issuers including other investment grade or high-yield corporate debt, and are subject to certain transfer restrictions that impose certain financial and other eligibility requirements on prospective transferees. Other investments that we may purchase in privately negotiated transactions may also be illiquid or subject to legal restrictions on their transfer. As a result of this illiquidity, our ability to sell certain investments quickly, or at all, in response to changes in economic and other conditions and to receive a fair price when selling such investments may be limited, which could prevent us from making sales to mitigate losses on such investments. In addition, CLOs are subject to the possibility of liquidation upon an event of default, which could result in full loss of value to the CLO equity and junior debt investors. CLO equity tranches are the most likely tranche to suffer a loss of all of their value in these circumstances.

Our Advisor may rely on assumptions that prove to be incorrect.

We will employ strategies which depend upon the reliability, accuracy and analyses of our Advisor’s analytical models.  To the extent such models (or the assumptions underlying them) do not prove to be correct, we may not perform as anticipated, which could result in material losses.  All models ultimately depend upon the judgment of the investment professionals and the assumptions embedded in the models.  To the extent that, with respect to any investment, the judgment or assumptions are incorrect, we can suffer material losses.  The models that our management team uses to assess and control our risk exposures reflect assumptions about the degrees of correlation or lack thereof among prices of various asset classes or other market indicators, and in times of market stress or other unforeseen circumstances previously uncorrelated indicators may become correlated, or conversely previously correlated indicators may move in different directions.  These types of market movements may at times limit the effectiveness of any hedging strategies that we may employ and cause us to incur material losses.

Our investments may be highly subordinated and subject to leveraged securities risk.

Our investments may include equity investments in CLOs and other structured financings and may include junior debt investments in CLOs, which involve a number of significant risks. CLO equity and junior debt securities are typically highly levered and, therefore, the junior debt and equity tranches in which we are currently invested and in which we may invest will be subject to a higher degree of risk of total loss. In particular, investors in CLO securities indirectly bear risks of the collateral held by such CLOs. We generally have the right to receive payments only from the CLOs, and generally do not have direct rights against the underlying borrowers or the entity that sponsored the CLO. While the CLOs in which invest or may invest generally enable the investor to acquire interests in a pool of senior secured loans without the expenses associated with directly holding the same investments, we generally pay a proportionate share of the CLOs’ administrative and other expenses. In addition, we may have the option in certain CLOs to contribute additional amounts to the CLO issuer for purposes of acquiring additional assets or curing coverage tests, thereby increasing our overall exposure and capital at risk to such CLO. Although it is difficult to predict whether the prices of assets underlying CLOs will rise or fall, these prices (and, therefore, the prices of the CLOs’ securities) are influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. The interests we acquire in CLOs generally are thinly traded or have only a limited trading market. CLO securities are typically privately offered and sold, even in the secondary market. As a result, investments in CLO securities are illiquid and the price at which these securities are sold may be less than the price used to calculate our NAV.

Our Advisor and its affiliates may serve as investment advisor to other funds, investment vehicles and investors, which may create conflicts of interest not in the best interest of us or our stockholders.

StoneCastle Partners was formed in 2003 to provide investment management services to institutional and high-net worth investors.  StoneCastle Partners and its affiliates have been managing investments in portfolios of community bank related investments since that time, including management of the investments of (i) six securitizations: U.S. Capital Funding I, Ltd., U.S. Capital Funding II, Ltd., U.S. Capital Funding III, Ltd., U.S. Capital Funding IV, Ltd., U.S. Capital Funding V, Ltd. and U.S. Capital Funding VI, Ltd., and (ii) one private fund: SCP Capital I, Ltd.  Our Advisor was organized in November 2012 to provide investment advice to us and to continue the investment strategies of StoneCastle Partners and its affiliates.  Our Advisor may advise clients in addition to us in the future.  Our Advisor and its affiliates intend to allocate investment opportunities and collective expenses among their respective clients fairly and equitably and in accordance with their allocation policies.

Our investment portfolio is recorded at fair value, with our board of directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value and, as a result, there is uncertainty as to the value of our investments.

Under the Investment Company Act and US GAAP, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by us in accordance with our written valuation policy, with our board of directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value.  Typically, there will not be a public market for the securities of the privately-held companies in which we invest.  As a result, we value these securities quarterly at fair value based on input from our Advisor, third party independent valuation firms and our audit committee, with the oversight, review and approval of our board of directors.

The determination of fair value and, consequently, the amount of unrealized gains and losses in our portfolio are to a certain degree subjective and dependent on a valuation process approved by our board of directors.  Certain factors that we may consider in determining the fair value of our investments include estimates of the collectability of the principal and interest on our debt investments and expected realization on our equity investments, as well as external events, such as private mergers, sales and acquisitions involving comparable companies.  Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates.  Our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed.  Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments.  As a result, investors purchasing our common stock based on an overstated NAV would pay a higher price than the value of our investments might warrant.  Conversely, investors selling securities during a period in which the NAV understates the value of our investments will receive a lower price for their securities than the value of our investments might warrant.

Our board of directors has engaged the services of one or more regionally or nationally recognized independent valuation firms to help it determine the value of each investment for which a market price is not available.  Our  board of directors also reviews valuations of such investments provided by the Advisor.  Furthermore, we rely heavily on the investment committee of our Advisor in making determinations of the fair value of our investments.  Two of the members of our board of directors also serve on our Advisor’s investment committee.  This makes it more likely that the valuation of our investments, as determined by our Advisor’s investment committee, will be the valuation that is approved by our board of directors.  Our board of directors regularly reviews and evaluates our valuation methodology and any such valuation service it uses and the historical accuracy of such valuation methodologies.  Our board of directors also reviews valuations of such investments provided by the Advisor and assigns the valuation it determines to best represent the fair value of such investments.

Our investments will be subject to dividend and interest rate fluctuations, and we may incur interest rate risk.

Our investments are likely to include preferred stock with variable dividend rates and may include debt or hybrid instruments with floating interest rates and equity and junior debt tranches issued by a CLO or similar issuer.  Variable rate and floating rate investments earn interest at rates that adjust from time to time (typically monthly) based upon an index.  The amount of income we receive from our investments may fluctuate based upon changes in interest rates and, in a declining and/or low interest rate environment, these investments will produce less income, which will impact our operating performance.  Fixed dividend rate and interest rate investments, however, do not have adjusting rates and the relative value of the fixed cash flows from these investments may decrease as prevailing interest rates rise or increase as prevailing interest rates fall, causing potentially significant changes in our NAV.  We may employ various hedging strategies to limit the effects of changes in interest rates (and in some cases credit spreads), including engaging in interest rate swaps, caps, floors and other interest rate derivative products.  No strategy can completely insulate us from the risks associated with interest rate changes, and there is a risk that our strategies may provide no protection at all and will potentially compound the impact of changes in interest rates.  Hedging transactions involve certain additional risks such as counterparty risk, leverage risk, the legal enforceability of hedging contracts, the early repayment of hedged transactions and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the instrument and a change in current period expense.  We cannot assure you that we will be able to enter into hedging transactions or that such hedging transactions will adequately protect us against the foregoing risks.

We may compete with a number of other prospective investors for desirable investment opportunities.

While we believe that there is presently a general lack of investment competition for investment opportunities in the community banking sector from institutional investors including high net worth individuals, publicly traded investment companies, hedge funds and private equity funds, such investors do exist.  In addition, competition among institutional investors and investment managers for community bank related investments may increase significantly.  In addition to established competitors, new competitors may be established at any time.  Increasing competitive conditions may adversely impact our ability to meet our business objectives, which in turn could adversely impact our ability to meet debt service obligations or make dividend payments to our stockholders.  Some of our competitors may have a lower cost for borrowing funds than us or greater access to funding sources not available to us.

We may generate low or negative rates of return on capital, and we may not be able to execute our business plans as quickly as expected, if at all.

We anticipate that it may take up to six months to utilize fully the net proceeds received from any future offering; however, we may take longer to utilize such proceeds fully.  This six-month period and any additional delay may result from a lack of attractive investment opportunities or from competition with other market participants in the community banking sector.  We may initially invest the proceeds from any future offering in cash, cash equivalents, securities issued or guaranteed by the U.S. government or its instrumentalities or agencies, high-quality, short-term money market instruments, short-term debt securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid fixed income securities.  Because these temporary investments may generate lower projected returns than our core business strategy, we may experience lower returns during this period, which may result in low distributions in this initial period, or possibly no distributions at all.

Our business model depends to a significant extent upon strong referral relationships, and our inability to maintain or develop these relationships, as well as the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that our Advisor and its affiliates will maintain their relationships with intermediaries, financial institutions, investment bankers, commercial bankers, financial advisors, attorneys, accountants, consultants and other individuals within their networks, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities.  If our Advisor fails to maintain its existing relationships or develop new relationships with sources of investment opportunities, we will not be able to grow our investment portfolio.  In addition, individuals with whom our Advisor and its affiliates have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

If we are unable to source investments effectively, we may be unable to achieve our investment objective.

Our ability to achieve our investment objective depends on our Advisor’s ability to identify, evaluate and invest in suitable companies that meet our investment criteria.  Accomplishing this result on a cost-effective basis is largely a function of our Advisor’s marketing capabilities, management of the investment process, ability to provide efficient services and access to financing sources on acceptable terms.  To grow, our Advisor and its affiliates will need to continue to hire, train, supervise and manage new employees and to implement computer and other systems capable of effectively accommodating our growth.  However, we cannot provide assurance that any such employees will contribute to the success of our business or that we will implement such systems effectively.  Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our results may fluctuate from period to period.

We could experience fluctuations in our operating results from one fiscal period to the next due to a number of factors, including the return on our investments expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions.  Restrictions and provisions in any future credit facilities, debt securities or other leverage instruments may also limit our ability to make distributions.  As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Derivatives transactions may limit our income or result in losses.

In order to limit (or “hedge”) our exposure to interest rate and other financial market changes, we may engage in derivatives transactions.  A derivative is a financial contract whose value depends on changes in the value of one or more underlying assets or reference rates.  We may utilize a variety of derivative instruments for hedging purposes, including swaps, caps, floors, forwards, swaptions, options, futures, warrants and rate and credit linked notes and may therefore expose ourselves to risks associated with such transactions.  We expect to use derivatives to hedge against interest rate changes affecting our outstanding indebtedness and assets, changes in the market prices of the publicly-traded banks in which we invest and downgrades and defaults affecting our assets generally.

The success of our hedging transactions will depend on our Advisor’s ability to correctly predict movements of relevant market rates and the creditworthiness and values of the entities in which we invest.  No assurance can be given that the Advisor’s judgment in this respect will be correct, or that the Advisor will cause us to enter into hedging or other transactions at times or under circumstances when it may be advisable to do so.  Therefore, while we may enter into such transactions to seek to reduce relevant market rate and risks, unanticipated changes in rates may result in reduced overall investment performance than if we had not engaged in any such hedging transactions.  In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary.  Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged.  Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Hedging does not eliminate the possibility of fluctuations or prevent losses.  Nevertheless, such hedging can establish other positions designed to benefit from those same developments, thereby offsetting the declines.  Such hedging transactions may also limit the opportunity for income or gain if rates change favorably.  Moreover, it may not be possible to hedge against a rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.  Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging transactions and the portfolio holdings being hedged.  Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.  Although we do not currently intend to do so, we may hedge through option contracts, futures or swaps other than for bona fide hedging purposes, as defined under the CEA regulations of up to 5% of our NAV, and the aggregate net notional value of such contracts other than for bona fide hedging purposes may be up to 100% of our NAV (after taking into account unrealized profits and unrealized losses on any such positions).

Additional risks associated with derivatives include:

Interest Rate Risk.  Please see “Risk Factors—Our investments will be subject to dividend and interest rate fluctuations, and we may incur interest rate risk” for a discussion of interest rate risk that also applies to derivatives.

Credit Risk.  Credit risk is the risk that an issuer of a security will be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer’s ability to make such payments.

Counterparty Risk.  We are subject to the risk that a party with whom we enter into a derivative transaction (the “counterparty”) will not perform its obligations under the related contracts.  Although we intend to enter into transactions only with counterparties which our Advisor believes to be creditworthy, there can be no assurance that a counterparty will not default and that we will not sustain a loss on a transaction as a result.

Default Risk.  We are subject to the risk that issuers of the instruments in which we invest may default on their obligations under those instruments, and that certain events may occur that have an immediate and significant adverse effect on the value of those instruments.  There can be no assurance that an issuer of an instrument in which we invest will not default, or that an event that has an immediate and significant adverse effect on the value of an instrument will not occur, and that we will not sustain a loss on a transaction as a result.

Liquidity Risk.  Derivative instruments may not be liquid in all circumstances, so that in volatile markets we may not be able to close out a position without incurring a loss.  Although both over-the-counter (“OTC”) and exchange-traded derivatives markets may experience the lack of liquidity, OTC non-standardized derivative transactions are generally less liquid than exchange-traded instruments.  The illiquidity of the derivatives markets may be due to various factors, including disorderly markets, the participation of speculators, government regulation and intervention, and technical and operational or system failures.  The inability to close options and futures positions also could have an adverse impact on our ability to effectively hedge our portfolio.

We may change our business strategy and operational policies without stockholder consent, which may result in a determination to pursue riskier business activities.

With majority consent of our board of directors, we may change our business strategy for how we invest in community banks at any time without the consent of our stockholders (unless stockholder consent is specifically required by the Investment Company Act), which could result in our acquiring subsidiaries or assets that are different from, and possibly riskier than, the strategy described in this prospectus.  For example, we could change our strategy to focus to a greater extent on investing in common stock rather than preferred stock, subordinated debt and convertible securities.  However, we will endeavor to notify investors of any such material change in business strategy and operational policies no later than our subsequent semi-annual or annual report, as applicable, filed with the SEC.  A change in our business strategy may increase our exposure to interest rate, mark to market risks or other risks.  Our board of directors will determine our operational policies and may amend or revise our policies, including our policies with respect to our investments, operations, indebtedness, capitalization and distributions or approve transactions that deviate from these policies, without a vote of, or notice to, our stockholders (unless stockholder consent is specifically required by the Investment Company Act).  Our board of directors has changed our policies in the past, and may do so again, without a vote of, or prior notice to, our stockholders.  Operational policy changes could adversely affect the market price of our common stock and our ability to make distributions to our stockholders.

Laws and regulations may prohibit the banks in which we invest from paying interest and/or dividends to us.

Dividend payments by banks are subject to legal and regulatory limitations imposed by applicable state and federal bank regulatory agencies.  For instance, banks will be prohibited from paying cash dividends to their stockholders or holding company parents to the extent that any such payment would reduce the bank’s capital below required capital levels.  To the extent these regulatory capital requirements are increased, banks may find it more difficult to declare and pay dividends on the preferred stock they have issued and, to the extent that such preferred stock is non-cumulative, may be more reluctant to declare such dividends.  Regulatory approval may also be required for a bank to declare a dividend if the total of all dividends declared by it in any calendar year exceeds the total of the bank’s net profits for that year combined with its retained net profits of the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock.  The ability of banks to pay dividends will also depend upon other factors, including their debt and equity structure, earnings and financial condition, need for capital, and other factors, including economic conditions, and tax considerations.  To the extent we invest in the holding companies of banks, the only funds available for the payment of dividends on the capital stock of the holding company may be the cash and cash equivalents held by the holding company, dividends paid by the bank to the holding company and borrowings.  The banks in which we invest may be constrained in their ability to pay dividends by these factors.

Legal and regulatory changes could occur that may adversely affect us.

The regulatory environment for businesses such as ours is evolving, and changes in the regulation or interpretations thereof may adversely affect our ability to invest in the manner consistent with our current strategy, our ability to obtain the leverage that we might otherwise obtain, to effect a public offering of the common stock or to pursue our business strategy.  In addition, the securities markets are subject to comprehensive statutes and regulations.  The SEC, other regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies.  The regulatory environment for financial institutions and for many of the industries in which their clients are engaged is always evolving, and changes in these regulations may adversely affect the value of our investments.  The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by governmental and judicial action.  The effect of any future regulatory change on us could be substantial and adverse.

We may be required to register as a commodity pool operator.

We have claimed an exclusion from the definition of the term “commodity pool operator” pursuant to Regulation 4.5 under the CEA with respect to the Company.  While we currently expect that our activities will remain within the scope of the exclusion, if we change our hedging and risk management strategies, we may be required to register under the CEA as a commodity pool operator, and the Advisor may be required to register under the CEA as a commodity trading advisor, each of which would increase our regulatory and compliance costs and expenses.

Market fluctuations caused by force majeure, terrorism or certain other acts may adversely affect our performance.

In addition to historic market risks, our performance may be adversely affected by market fluctuations resulting from certain risks which are unprecedented in nature or magnitude and therefore not amenable to existing risk management techniques which are based on modeling past events and assigning probabilities to the recurrence of those events.  Such events include, without limitation, catastrophic acts of terror, imposition or declaration of martial law, mass disruption of telecommunications facilities, pandemics resulting from bio-terror attacks or outbreaks of fatal disease, cyber-terror and terrorist attacks on financial markets, exchanges and payments systems and acts of providence.

Changes in interest rates may affect our net investment income, reinvestment risk and the probability of defaults of our investments.

We expect to create a portfolio of securities focused on the bank market, with an emphasis on community banks.  We expect debt issued by community banks to have maturities in excess of ten years to enable our borrowers to obtain favorable regulatory capital treatment under current regulatory capital guidelines.  We expect that a portion of our investments in preferred stock and unsecured debt will have fixed dividend or interest rates.  In recent years, it has been the policy of the Board of Governors of the Federal Reserve System to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities.  The Board of Governors of the Federal Reserve System has indicated its intention to maintain low interest rates in the near future.  Accordingly, the dividend and interest rates on our initial investments may be at historically low levels.  Rising interest rates may devalue the fair market value of securities that we hold.

We will fund our investments from the net proceeds of the offering of our common stock, such as any future offering, and cash flows from operations, including interest earned from the temporary investment of cash.  We also fund a portion of our investments through borrowings from banks.  When interest rates rise, to the extent that (i) we borrow money at rates higher than the dividend and interest rates on our investments or (ii) our borrowings reprice more quickly than our floating rate investments, our profitability will be negatively affected.

We also are subject to reinvestment risk associated with changes in market rates.  Changes in market rates may affect the average life of certain of our investments.  Increases in market rates could make it more difficult for the community banks that issue the floating rate securities in which we invest to afford the interest or dividend payments on such securities and therefore could increase the probability of a default or reduce the ability of a bank to continue paying dividends on its preferred stock.  There is also a risk that our borrowers will be unable to pay escalating interest amounts if general interest rates rise, resulting in a default under their loan agreements with us.  This could also cause borrowers to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults.  In addition, increasing payment obligations under floating rate loans may cause borrowers to refinance or otherwise repay our loans earlier than they otherwise would, requiring us to incur management time and expense to re-deploy such proceeds, including on terms that may not be as favorable as our existing loans.  Decreases in market rates could result in increased prepayments of the securities in which we invest, as borrowers refinance to reduce borrowing costs.  Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments, redemptions and repurchases at rates that are comparable to the interest and dividend rates on our existing investments.

We will invest primarily in unrated and illiquid securities.

In determining whether an unrated security is an appropriate investment for us, our Advisor will consider information from industry sources, as well as its own quantitative and qualitative analysis.  However, our Advisor’s determination is not the equivalent of a rating by a rating agency.  We believe that a majority of the investments we will make will not be rated by a NRSRO.  If such investments were rated by a NRSRO, we believe that they may be rated below investment-grade, in part because of the small average size of the issuances we will invest in, the corresponding reduced liquidity and a general lack of analyst and investment bank coverage.  Unrated securities may be regarded as having predominately speculative characteristics with respect to the capacity to pay interest and dividends and to repay principal.  Issuers of unrated securities may be highly leveraged and may not have more traditional methods of financing available to them.

The prices of these unrated securities are typically more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of investment grade rated securities.  The secondary market for unrated securities may not be as liquid as the secondary market for other rated securities, a factor which may have an adverse effect on the securities we hold compared to investment grade obligations.  The prices quoted by different dealers may vary significantly and the spread between the bid and ask price is generally much larger than for investment grade rated instruments.  Under adverse market or economic conditions, the secondary market for unrated securities could contract further, independent of any specific adverse changes in the condition of a particular issuer, and these instruments may become illiquid.  As a result, we could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded.  The prices we realize upon the sale of such unrated securities, under these circumstances, may be less than the prices we use in calculating our NAV.

We are subject to risks associated with defaults on an underlying asset held by a CLO.

A default and any resulting loss as well as other losses on an underlying asset held by a CLO may reduce the fair value of our corresponding CLO investment. A wide range of factors could adversely affect the ability of the borrower of an underlying asset to make interest or other payments on that asset. To the extent that actual defaults and losses on the collateral of an investment exceed the level of defaults and losses factored into its purchase price, the value of the anticipated return from the investment will be reduced. The more deeply subordinated the tranche of securities in which we invest, the greater the risk of loss upon a default. For example, CLO equity is the most subordinated tranche within a CLO and is therefore subject to the greatest risk of loss resulting from defaults on the CLO’s collateral, whether due to bankruptcy or otherwise. Any defaults and losses in excess of expected default rates and loss model inputs will have a negative impact on the fair value of our investments, will reduce the cash flows that we receive from our investments, adversely affect the fair value of our assets and could adversely impact our ability to pay dividends. In addition, the collateral of CLOs may require substantial workout negotiations or restructuring in the event of a default or liquidation. Any such workout or restructuring is likely to lead to a substantial reduction in the interest rate of such asset and/or a substantial write-down or write-off of all or a portion the principal of such asset. Any such reduction in interest rates or principal will negatively affect the fair value of our portfolio.

We are subject to risks associated with the bankruptcy or insolvency of an issuer or borrower of a loan that we hold or of an underlying asset held by a CLO in which we invest.

In the event of a bankruptcy or insolvency of an issuer or borrower of a loan that we hold or of an underlying asset held by a CLO or other vehicle in which we invest, a court or other governmental entity may determine that our claims or those of the relevant CLO are not valid or not entitled to the treatment we expected when making our initial investment decision.

Various laws enacted for the protection of debtors may apply to the underlying assets in our investment portfolio. The information in this and the following paragraph represents a brief summary of certain points only, is not intended to be an extensive summary of the relevant issues and is applicable with respect to U.S. issuers and borrowers only. The following is not intended to be a summary of all relevant risks. Similar avoidance provisions to those described below are sometimes available with respect to non-U.S. issuers or borrowers, and there is no assurance that this will be the case which may result in a much greater risk of partial or total loss of value in that underlying asset.

If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer or borrower of underlying assets, such as a trustee in bankruptcy, were to find that such issuer or borrower did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting such underlying assets and, after giving effect to such indebtedness, the issuer or borrower (1) was insolvent; (2) was engaged in a business for which the remaining assets of such issuer or borrower constituted unreasonably small capital; or (3) intended to incur, or believed that it would incur, debts beyond our ability to pay such debts as they mature, such court could decide to invalidate, in whole or in part, the indebtedness constituting the underlying assets as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of the issuer or borrower or to recover amounts previously paid by the issuer or borrower in satisfaction of such indebtedness. In addition, in the event of the insolvency of an issuer or borrower of underlying assets, payments made on such underlying assets could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year under U.S. Federal bankruptcy law or even longer under state laws) before insolvency.

Risks Related to Our Use of Leverage

We will continue to operate with leverage, which may adversely affect our return on our assets and may reduce cash available distribution.

We will continue to operate with leverage, which we may incur in the form of recourse and non-recourse collateralized financings, private or public offerings of debt, warehouse facilities, secured and unsecured bank credit facilities, repurchase agreements or other borrowings.

We currently have a bank loan to finance investments as a form of leverage.  We also have authority to issue preferred stock or engage in reverse repurchase agreements to finance investments.  Leverage exaggerates the effects of market downturns or upturns on the NAV and market value of our common stock, as well as on distributions to holders of common stock.  Leverage can also increase the volatility of the Company’s NAV, and expenses related to leverage can reduce the Company’s income.  In the case of leverage, if our assets decline in value so that applicable asset coverage requirements for any borrowings or preferred stock would not be met, the Company may be prevented from paying distributions, which could jeopardize its qualification for pass-through tax treatment, make it liable for excise taxes and/ or force it to sell portfolio securities at an inopportune time.

As noted above, the Company has entered into the Credit Facility with Texas Capital Bank to borrow up to $62.0 million of which $51 million has been committed and drawn as of December 31, 2018.  Such borrowings constitute financial leverage.  The Credit Facility contains customary covenant, negative covenant and default provisions, including covenants that limit the Company’s ability to incur additional debt or consolidate or merge into or with any person, other than as permitted, or sell, lease or otherwise transfer, directly or indirectly, all or substantially all of its assets.  The covenants also impose on the Company asset coverage requirements, which are more stringent than those imposed on the Company by the Investment Company Act, as well as the Company’s policies.  In addition, the Company agreed not to purchase assets not contemplated by the investment policies and restrictions in effect when the Credit Facility became effective unless changes to these policies and restrictions are consented to by Texas Capital Bank.  The covenants or guidelines could impede the Advisor from fully managing the Company’s portfolio in accordance with the Company’s investment objectives and policies.  Furthermore, non-compliance with such covenants or the occurrence of other events could lead to the cancellation of the Credit Facility.  The Company may not incur additional debt from any other party, except in limited circumstances.  Such restrictions apply only so long as the Credit Facility remains in effect.  We must comply with the guidelines established by the Credit Facility.

Although we have no present intention to do so, we may also operate with leverage by issuing preferred stock.  Any form of leverage may include contractual terms that are unfavorable to our stockholders, including limitations on our ability to declare and distribute dividends.  Such terms will likely also contain restrictive covenants that impose asset coverage requirements, voting right requirements and restrictions on the composition of our assets, and limit the use of our investment techniques and strategies, any or all of which may have an adverse effect on us and our ability to pay dividends.  If we are unable to repay or refinance maturing debt on the date it is due, we may be forced to seek other sources of capital to repay the maturing debt that may be expensive or dilutive to existing stockholders.  To the extent that we are unable to find additional financing or extend or refinance our debt when it becomes due and we do not have sufficient cash to redeem such debt, we may be required to liquidate assets that are illiquid and difficult to sell for fair value and the sale of assets may occur at a time when it would not otherwise be desirable to do so.  Failure to meet any contractual term set forth by our lenders, including maturity, may result in a default, a forced sale of assets or reduced operational flexibility, or a significant loss or complete loss for our stockholders.

Leverage is a speculative technique that may adversely affect our earnings or book value.  If the return on assets acquired with borrowed funds or other leveraged proceeds does not exceed the cost of the leverage and our cost of operations, the use of leverage could cause us to lose money.

Successful use of leverage depends on our Advisor’s ability to predict or hedge correctly cash flows generated by our assets, which depends upon default rates, interest rates, refinancing and prepayment rates, timing of recoveries and various other factors.  Our actual use of leverage may vary depending on our ability to obtain credit facilities and the lender’s and rating agencies’ estimate of the stability of our cash flows.  The return on our assets and cash available for distribution to our stockholders may be reduced by changes in market conditions that cause the cost of these financings to increase relative to the income that can be derived from our assets.  Defaults and lower than expected recoveries, as well as delays in recoveries on defaults, could rapidly erode our equity.  Debt service payments will reduce cash flow available for distributions to stockholders.  In addition, lenders from whom we may borrow money or holders of our debt securities will have claims on our assets that are superior to the claims of our common stockholders, and we may grant a security interest in our assets when we undertake leverage.  In the case of a liquidation event, those lenders or note holders would receive proceeds before our common stockholders.

Financing arrangements with lenders or preferred stockholders may limit our ability to make dividend payments to our stockholders.

We depend on the ability of our operations to generate positive cash-flow measured as the positive difference between the yield on our assets and the cost of our funds.  Because we use leverage to increase our return on equity, we may be subject to contractual operational limitations, including limitations on our ability to make dividends to our stockholders.  If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient funds for distributions from our assets or we are not in compliance with the terms of our debt agreements or any new series of preferred stock, we may not be able to make expected dividend payments.

Risks Related to Investing in Community Banking Sector

Our assets will be concentrated in the banking industry, potentially exposing us to greater risks than companies that invest in multiple sectors.

We are registered as a non-diversified, closed-end management investment company under the Investment Company Act.  Accordingly, we are not currently restricted under the Investment Company Act as to the number or size of securities that we may hold, and we may invest more assets in fewer issuers compared to a diversified fund.  Our assets include securities of public and privately held banks.  Because we concentrate in the banking industry, our investments may present more risk than if we were broadly diversified among other sectors of the economy.  A downturn in the banking industry may have a larger negative impact on our earnings and book value than might otherwise be the case if we were diversified in other sectors of the economy.  At times, the performance of securities issued by banks may lag the performance of securities issued by companies in other sectors of the economy.

Financial institutions, including community banks, have assets and liabilities that are directly affected by many factors, including domestic and international economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international business and financial communities, monetary and fiscal policies, changes in interest rates, inflation, market conditions, customer confidence in the safety and soundness of the banking system, the availability of short-term or long-term funding and the volatility of trading markets.  Such factors may impact the value of financial instruments held by financial institutions or the value of the securities issued by financial institutions.  In addition to risks that may impact the banking industry, an individual financial institution, such as a community bank, is directly affected by many factors, including its liquidity, asset quality, capital, earnings, management, and various other factors.  Given our expected long-term investment strategy, some or all of these factors may change during the term of our investment, and we cannot predict or control the nature of these changes, some of which may have a materially adverse impact on one or all of our investments.

The following discusses some of the key risks that could affect the business and operations of the financial institutions in which we expect to invest.  Other factors besides those discussed below or elsewhere in this prospectus could adversely affect one or all of our investments, and these risk factors should not be considered a complete list of potential risks that may affect our investments in banks and other financial institutions.

•                  Liquidity Risk.  The management of a financial institution must ensure that sufficient funds are available at a reasonable cost to meet potential demands from both capital providers and borrowers.  The liquidity of financial institutions could be impaired by an inability to access the capital markets or by unforeseen outflows of cash.  This situation may arise due to circumstances that financial institutions may be unable to control, such as a general market disruption or an operational problem that affects third parties or the financial institution itself.  Institutions that have high credit ratings typically have access to cheaper and more diversified sources of funding relative to institutions with lower or no credit ratings, and many of the institutions in which we will invest have low or no credit ratings which could adversely affect their liquidity and competitive position, increase their or our borrowing costs, and limit their or our access to the capital markets.  To the extent that sufficient funds are not available to meet expected or unexpected demands, a financial institution may default or fail on their obligations which would have a negative impact on our book value.

•                  Asset Quality and Credit Risk.  When financial institutions loan money, commit to loan money or enter into a letter of credit or other contract with a counterparty, they incur credit risk, or the risk of losses if their borrowers do not repay their loans or their counterparties fail to perform according to the terms of their contract.  The companies in which we will invest offer a number of products which expose them to credit risk, including loans, leases and lending commitments, derivatives, trading account assets and assets held-for-sale.  Financial institutions allow for and create loss reserves against credit risks based on an assessment of credit losses inherent in their credit exposure (including unfunded credit commitments).  This process, which is critical to their financial results and condition, requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of their borrowers to repay their loans.  As is the case with any such assessments, there is always the chance that the financial institutions in which we invest will fail to identify the proper factors or that they will fail to accurately estimate the impacts of factors that they identify.  Failure to identify credit risk factors or the impact of credit factors may result in increased non-performing assets, which will result in increased loss reserve provisioning and reduction in earnings.  Poor asset quality can also affect earnings through reduced interest income which can impair a bank’s ability to service debt obligations or to generate sufficient income for equity holders.  Bank failure may result due to inadequate loss reserves, inadequate capital to sustain credit losses or reduced earnings due to non-performing assets.  We will not have control over the asset quality of the financial institutions in which we will invest, and these institutions may experience substantial increases in the level of their non-performing assets which may have a material adverse impact on our investments.

•                  Capital Risk.  A bank’s capital position is extremely important to its overall financial condition and serves as a cushion against losses.  U.S. banking regulators have established specific capital requirements for regulated banks.  Federal banking regulators recently proposed amended regulatory capital regulations in response to the Dodd-Frank Act and Basel III protocols which would impose even more stringent capital requirements.  In the event that a regulated bank falls below certain capital adequacy standards, it may become subject to regulatory intervention including, but not limited to, being placed into a FDIC-administered receivership or conservatorship.  The regulatory provisions under which the regulatory authorities act are intended to protect depositors.  The deposit insurance fund and the banking system are not intended to protect stockholders or other investors in other securities issued by a bank or its holding company.  The effect of inadequate capital can have a potentially adverse consequence on the institution’s financial condition, its ability to operate as a going concern and its ability to operate as a regulated financial institution and may have a material adverse impact on our investments.

•                  Earnings Risk.  Earnings are the primary means for financial institutions to generate capital to support asset growth, to provide for loan losses and to support their ability to pay dividends to stockholders.  The quantity as well as the quality of earnings can be affected by excessive or inadequately managed credit risk that may result in losses and require additions to loss reserves, or by high levels of market risk that may unduly expose an institution’s earnings to volatility in interest rates.  The quality of earnings may also be diminished by undue reliance on extraordinary gains, nonrecurring events, or favorable tax effects.  Future earnings may be adversely affected by an inability to forecast or control funding and operating expenses, net interest margin compression improperly executed or ill-advised business strategies, or poorly managed or uncontrolled exposure to other risks.  Deficient earnings can result in inadequate capital resources to support asset growth or insufficient cash flow to meet the financial institution’s near term obligations.  Under certain circumstances, this may result in the financial institution being required to suspend operations or the imposition of a cease-and-desist order by regulators which could potentially impair our investments.

•                  Management Risk.  The ability of management to identify, measure, monitor and control the risks of an institution’s activities and to ensure a financial institution’s safe, sound and efficient operation in compliance with applicable laws and regulations are critical.  Depending on the nature and scope of an institution’s activities, management practices may need to address some or all of the following risks: credit, market, operating, reputation, strategic, compliance, legal, liquidity and other risks.  We will not have direct or indirect control over the management of the financial institutions in which we will invest and, given our long-term investment strategy, it is likely that the management teams and their policies may change.  The inability of management to operate their financial institution in a safe, sound and efficient manner in compliance with applicable laws and regulations, or changes in management of financial institutions in which we invest, may have an adverse impact on our investment.

•                  Litigation Risk.  Financial institutions face significant legal risks in their businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high.  Substantial legal liability or significant regulatory action against the companies in which we invest could have material adverse financial effects or cause significant reputational harm to these companies, which in turn could seriously harm their business prospects.  Legal liability or regulatory action against the companies in which we invest could have material adverse financial effects on us and adversely affect our earnings and book value.

•                  Market Risk.  The financial institutions in which we will invest are directly and indirectly affected by changes in market conditions.  Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions.  Market risk is inherent in the financial instruments associated with the operations and activities including loans, deposits, securities, short-term borrowings, long-term debt, trading account assets and liabilities, and derivatives of the financial institutions in which we will invest.  Market risk includes, but is not limited to, fluctuations in interest rates, equity and futures prices, changes in the implied volatility of interest rates, equity and futures prices and price deterioration or changes in value due to changes in market perception or actual credit quality of the issuer.  Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the operations and overall financial condition of the financial institutions in which we will invest as well as adverse effects on our results from operations and overall financial condition.

•                  Monetary Policy Risk.  Monetary policies have had, and will continue to have, significant effects on the operations and results of financial institutions.  There can be no assurance that a particular financial institution will not experience a material adverse effect on its net interest income in a changing interest rate environment.  Factors such as the liquidity of the global financial markets, and the availability and cost of credit may significantly affect the activity levels of customers with respect to the size, number and timing of transactions.  Fluctuation in interest rates, which affect the value of assets and the cost of funding liabilities, are not predictable or controllable, may vary and may impact economic activity in various regions.

•                  Competition.  The financial services industry, including the banking sector, is extremely competitive, and it is expected that the competitive pressures will increase.  Merger activity in the financial services industry has resulted in and is expected to continue to result in, larger institutions with greater financial and other resources that are capable of offering a wider array of financial products and services.  The financial services industry has become considerably more concentrated as numerous financial institutions have been acquired by or merged into other institutions.  The majority of financial institutions in which we will invest will be relatively small with significantly fewer resources and capabilities than larger institutions; this size differential puts them at a competitive disadvantage in terms of product offering and access to capital.  Technological advances and the growth of e-commerce have made it possible for non-financial institutions and non-bank financial institutions to offer products and services that have traditionally been offered by banking and other financial institutions.  It is expected that the cross-industry competition and inter-industry competition will continue to intensify and may be adverse to the financial institutions in which we invest.

•                  Regulatory Risk.  Financial institutions, including community banks, are subject to various state and federal banking regulations that impact how they conduct business, including but not limited to how they obtain funding.  Changes to these regulations could have an adverse effect on their operations and operating results and our investments.  We expect to make long-term investments in financial institutions that are subject to various state and federal regulations and oversight.  Congress, state legislatures and the various bank regulatory agencies frequently introduce proposals to change the laws and regulations governing the banking industry in response to the Dodd-Frank Act, Consumer Financial Protection Bureau (the “CFPB”) rulemaking or otherwise.

The likelihood and timing of any proposals or legislation and the impact they might have on our investments in financial institutions affected by such changes cannot be determined and any such changes may be adverse to our investments.

We may invest in equity and debt securities issued by community banks, subjecting us to unique risks.

We expect to invest in securities issued by community banks that qualify as Tier 1 or Tier 2 capital for regulatory capital purposes.  These investments may consist primarily of preferred equity as well as subordinated debt, convertible securities and, to a lesser extent, common equity.

Equity, unlike debt securities, does not have a stated maturity and it is uncertain when, if ever, we will receive our invested amounts or expected returns on such investments.  During our holding period, the only source of investment income on such common equity securities may be dividend income or valuation gains.  New financial products continue to be developed, and we may invest in any products that may be developed to the extent that such investment is consistent with our business plan.

Certain of these securities, particularly debt securities and certain hybrid capital instruments, may be long-dated in nature and may contain provisions that enable the issuing institution to defer payment of interest or dividends without resulting in bankruptcy or default.  Furthermore, even though an institution has the financial capacity to make such payments, regulatory approval may be withheld to make such payment, and in the absence of such approval, the issuing institution will not be able to make such interest or dividend payment to us.  The longer-term nature of these instruments limits the liquidity of these instruments and may increase the risk of holding these investments.

Investments in holding companies generally subject investors to increased risks because holding companies generally hold all their assets in their subsidiaries and are dependent on distributions from their subsidiaries to service their interest obligations and for ultimate principal repayment.  In the event of a default or a bankruptcy, holders of securities issued by holding companies may suffer from increased losses or lower recoveries and may be subordinated to securities issued directly by the holding company’s subsidiaries.

All of our investments are subject to liquidity risk, but we may face higher liquidity risk if we invest in debt obligations and other securities that are unrated and issued by banks that have no corporate rating.

All of our investments are subject to liquidity risk, however, we are likely to invest in debt obligations that are unrated and that are issued by banks that have no corporate rating by a nationally recognized statistical rating organization.  In such cases, there may not be an active market for these securities and our investments will be subject to significant liquidity risk in the event we are required to sell such investments.

We expect to create and manage a portfolio of securities, focused on the bank market, with an emphasis on community banks, which would make us more economically vulnerable in the event of a downturn in the banking industry.

Our portfolio consists of preferred equity, subordinated debt, convertible securities and common equity investments in U.S. domiciled banks, primarily community banks.  These investments are subject to the risk factors affecting the banking industry, and that could cause a general market decline in the value of bank stocks.  Individual banks, as well as the banking industry in general, may be adversely affected by negative economic and market conditions throughout the United States or in the local economies in which community banks operate, including negative conditions caused by recent disruptions in the financial markets.  In addition, changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, may have an adverse impact on banks’ loan portfolios and allowances for loan losses.  As a result, we may experience higher rates of default with respect to our bank investments in the event of a downturn in the banking industry.  Also, losses could occur in individual investments held by us because of specific circumstances related to each bank.  These factors could have a material adverse effect on our financial condition, results of operations or liquidity.

A large number of community banks may fail during times of significant economic stress.

According to data from the FDIC, since 1934, banks and thrifts have failed at an annual rate of 0.35%, with peak cycle one-year failure rates of 3.22% in 1989 (S&L crisis), 1.96% in 2010 (Great Recession) and 0.54% in each of 1937 and 1938 (Great Depression).  However, despite the low percentage of banks that have failed compared to the number of banks in the U.S. during the relevant time period, during periodic times of significant economic stress, bank earnings decline and a significant number of banks may fail.  For instance, during the savings and loan crisis during the 1980s through 1992, there were a total of 2,870 failures out of 14,364 FDIC-insured banks in existence on December 31, 1980.  From January 1, 2008 through December 31, 2018, which includes the most recent financial crisis, there were 528 failures, most of which were community banks, out of approximately 8,534 FDIC-insured banks in existence on December 31, 2007, with the highest one-year failure rate of 3.22% in 1989 for the savings and loan crisis and 1.96% in 2010 for the most recent financial crisis.  The number of failed community banks since 2007 was highest in certain regions in which real estate values declined disproportionately more than the national average, including Florida, Georgia, Illinois and California.

According to the FDIC Quarterly Banking Profile dated December 31, 2018, 60 of 5,406 FDIC-insured banks were included on the FDIC’s list of “Problem Institutions.” While historically, only a small fraction of banks on the list of “Problem Institutions” fail and only 8 FDIC-insured banks failed in 2017, as of December 31, 2017 (representing an approximate annualized failure rate of only 0.14%, which is similar to the average annual rate of default for Baa3 Corporate Credit since 1934), some level of additional bank failure is likely.  We intend to invest the majority of our portfolio in institutions that are currently paying dividends or interest on their securities, that have the ability to pay dividends or interest on the securities they issue, and/or that are not a party to regulatory enforcement actions that would limit or hinder their payment of dividends or interest or otherwise demonstrate that they are in troubled condition.  We believe that such institutions are unlikely to be included in the FDIC’s list of “Problem Institutions” and are less likely to fail than many of their peers.  Nevertheless, it is possible that some portion of the community banks in which we invest may fail, particularly if the U.S. economy stagnates or another financial crisis occurs.  If we invest in banks that fail, we are likely to lose most or all of our investment in such institutions.

We expect to create and manage a portfolio of securities, focused on the bank market, with an emphasis on community banks whose business is subject to greater lending risks than larger banks.

Community banks have different lending risks than larger banks.  They provide services to their local communities.  Their ability to diversify their economic risks is limited by their own local markets and economies.  They lend primarily to small to medium-sized businesses, professionals and individuals which may expose them to greater lending risks than those of banks that are lending to larger, better-capitalized businesses with longer operating histories.  They manage their credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures.  They have established evaluation processes designed to determine the adequacy of their allowances for loan losses.  Although these evaluation processes use historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding their borrowers, the economies in which they and their borrowers operate, as well as the judgment of their regulators.  We cannot assure you that their loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on their business, financial condition or results of operations.

Risks Related to Banking Regulations Affecting Our Business

The following summary does not purport to be a comprehensive description of all of the federal and state statutes and regulations which govern U.S. banking institutions that may be relevant to a decision to invest in the Company.  The statutes or regulations discussed are only brief summaries of those provisions which are, in their entirety, complex and subject to interpretation.  Further, the statutes or regulations governing the U.S. banking system and the interpretation thereof are subject to change.  In addition, it does not purport to deal with all of the consequences applicable to investors in regulated financial institutions.  Each prospective investor is strongly urged to consult its own legal advisors with respect to the consequences under applicable regulatory regimes governing banking institutions and investors therein of the purchase and ownership of common stock in the Company.

The banking institutions in which we will invest are subject to substantial regulations that could adversely affect their ability to operate and the value of our investments.

We invest substantially all of our assets in community banks and their holding companies and therefore our portfolio investments are subject to existing and potential new regulations that may be adverse to them.  Banking institutions, including banks and savings and loan associations, holding companies thereof, and their subsidiaries and affiliates (collectively, “banking institutions”) are highly regulated entities that are subject to extensive regulatory and legal restrictions and limitations and to supervision, examination and enforcement by state and federal regulatory authorities.  In addition, the banking crisis in the United States that began in 2007 has resulted in increased regulations, and we anticipate that further regulations will be implemented in the future.  The laws and regulations affecting banks, and the interpretations thereof, are subject to material changes, and any such changes may adversely impact portfolio investments and could result in the Company facing material losses or having to divest some or all of its investments under adverse market conditions.  As a result of the extensive federal and state restrictions and limitations, supervision and enforcement, banking institutions have less operational flexibility and are generally subject to greater regulatory risks than companies in other industries that are less regulated.

Numerous and Extensive Regulations.  There are various federal statutes that regulate U.S. banking institutions, including, the Bank Holding Company Act of 1956, the Federal Deposit Insurance Act, the Federal Reserve Act, the National Bank Act, the Home Owners’ Loan Act of 1933 (the “HOLA”), the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”), the Investment Advisers Act and the Investment Company Act.  These federal statutes have been amended, often materially, over the years and may continue to be amended in the future, and the consequences of such future amendments may be materially adverse to the Company’s investments or the financial services industry in general.  In addition to these various federal statutes, federal regulatory agencies, including among others the Federal Reserve Board, the Office of the Comptroller of the Currency (the “OCC”), the FDIC and the CFPB, together in certain cases with state banking regulatory agencies (individually, a “Regulatory Agency” or, collectively, the “Regulatory Agencies”), have adopted regulations and guidelines which are subject to interpretation, and which continue to be amended and revised and such amendments and revisions or a change in interpretation of existing regulations or guidelines may be materially adverse to the Company’s portfolio companies or the financial services industry in general.  Much of the regulatory framework that has been developed is intended to protect depositors, the FDIC and the banking system in general and, as such, stockholders in such regulated institutions may be disadvantaged, in some cases materially, by amendments and revisions to such statutes, regulations or guidelines, or interpretations thereof, or by the enforcement of such statutes and regulations by Regulatory Agencies.

Adverse consequences, including without limitation civil penalties, fines, suspension or termination of deposit insurance, may result in the event that any banking institution fails to comply with applicable rules or regulations.  These rules and regulations are complex and are subject to interpretation and may be subject to change, which imposes compliance risk on the entities that are subject to these rules and may be adverse to the Company.

In addition, banking institutions are subject to various quantitative judgments by Regulatory Agencies, which may include subjective judgments regarding credit risk, interest rate and liquidity risk, operational risk and other factors, including subjective judgments on the “safety” or “soundness” of an institution.

The Dodd-Frank Act.  The Dodd-Frank Act significantly changed the U.S. bank regulatory structure and significantly affected the lending, investment, trading and operating activities of community banks and their holding companies.  These significant changes include, but are not limited to:

•                  elimination of the Office of Thrift Supervision and the transfer of supervisory and examination authority over federal savings and loan associations to the OCC, state savings and loan associations to the FDIC, and savings and loan holding companies to the Federal Reserve Board;

•                  application of consolidated regulatory capital requirements to savings and loan holding companies;

•                  a requirement that the minimum consolidated capital levels for all depository institution holding companies be no less stringent than those required for the insured depository subsidiaries and that components of Tier 1 capital be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions, which would exclude instruments such as trust preferred securities and cumulative preferred stock, subject to certain grandfathering provisions and a five-year phase-in period that started July 21, 2010;

•                  extension of the “source of strength” doctrine, that requires holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress, to savings and loan holding companies;

•                  establishment of the CFPB with expansive powers to supervise and enforce consumer protection laws;

•                  a requirement that originators of certain securitized loans retain a portion of the credit risk;

•                  implementation of significant reforms related to mortgage originations;

•                  increased stockholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments; and

•                  a requirement that the Federal Reserve Board promulgate rules prohibiting excessive compensation paid to company executives, regardless of whether the company is publicly traded or not.

Many of the provisions of the Dodd-Frank Act are subject to delayed effective dates and/or require the issuance of implementing regulations.  Their impact on operations cannot yet fully be assessed.  However, there is a significant possibility that the Dodd-Frank Act will, in the long run, increase regulatory burden, compliance costs and interest expense for community banks.

Capital Adequacy Requirements.  Banking institutions are required to meet certain capital adequacy guidelines or rules that involve assessments of their assets and liabilities, including contingent and off-balance sheet items and other items which may be based on subjective inputs, as determined by the Regulatory Agencies.  The Federal Reserve Board has established minimum capital adequacy requirements that are calculated in relation to assets and various off-balance sheet exposures.  The Dodd-Frank Act imposes more stringent capital requirements on bank holding companies and savings and loan holding companies by, among other things, applying consolidated capital requirements to savings and loan holding companies, imposing leverage ratios on bank holding companies and savings and loan holding companies and prohibiting new trust preferred issuances from counting as Tier 1 capital.  In addition, in response to the Dodd-Frank Act requirements and the Basel III protocols, the Regulatory Agencies have proposed more stringent capital requirements that, if adopted in their current form, would apply to community banks.  These restrictions may significantly limit the future capital strategies of community banks.

Non-compliance with capital adequacy requirements may result in limitations on operations or other orders, which may be materially adverse to the financial institutions in which we invest.  If a depository institution fails to meet certain capital adequacy standards or requirements (such institution is referred to as an “undercapitalized institution” if it is not well capitalized or adequately capitalized), the appropriate Regulatory Agency may be required by law to take one or more actions with respect to such undercapitalized institution.  These actions may include requiring the institution to issue new shares, merge with another depository institution, restrict the rates of interest such institution pays on deposits, restrict asset growth, terminate certain activities or forcing it to divest of certain or all of its subsidiaries, dismiss certain directors or officers, place the depository institution into an FDIC-administered receivership or conservatorship or take any other action that, in the Regulatory Agency’s judgment, will resolve the problems of the institution at the least possible loss to the FDIC.

We may become subject to adverse current or future banking regulations.

We will seek to structure our investments to avoid being regulated by various banking authorities.  Therefore, we do not currently expect to be regulated by any state or federal banking regulatory bodies and will have significant flexibility with respect to the manner in which we operate.  However, if we are deemed to have acquired control of one or more banking institutions, we would become a bank holding company subject to the Bank Holding Company

Act and the regulations thereunder or a savings and loan holding company subject to the HOLA and the regulations thereunder.  While the rules for bank holding companies and savings and loan holding companies vary, the Federal Reserve Board will generally find that we control a banking institution if we own 25% or more of any class of voting securities or 33% or more of the total equity (voting or non-voting) of a banking institution; or if we own 10% or more of the voting stock of the banking institution and we have representation on the board of directors of the banking institution or other indicia of control (such as control in any manner of the election of a majority of the institution’s directors, or a determination by the regulator that we have the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the banking institution).  There is a presumption of non-control if we own or control less than 5% of the outstanding shares of any class of voting securities.  If we are deemed to have acquired control of one or more banking institutions:

•                  we would become subject to supervision and examination by the applicable Regulatory Agencies, including the Federal Reserve Board;

•                  the Federal Reserve Board would subject us to periodic reporting requirements applicable to bank holding companies or savings and loan holding companies; and

•                  we would become subject to restrictions on non-banking activities (i.e. any activity other than banking or managing or controlling banks or performing services for its subsidiaries) applicable to bank holding companies and savings and loan holding companies, including restrictions on acquiring direct or indirect ownership or control of more than 5% of any class of voting securities of any company engaged in non-bank activities.  We would only be permitted to engage in, or acquire an interest in companies that engage in, activities that the Federal Reserve Board has determined to be incidental to the activity of banking or managing or controlling banks to a limited extent.  These restricted activities include, among other activities, owning and operating a savings association, escrow company, trust company or insurance agency; acting as an investment or financial advisor, or providing securities brokerage services; and, in the case of a financial holding company or unitary savings and loan holding company, activities that are financial in nature, incidental to financial activities or complementary to a financial activity, such as lending activities, insurance and underwriting equity securities.  In addition to restrictions on permissible activities and investments, bank holding companies, financial holding companies, and their subsidiary banks are prohibited from entering into certain tying arrangements in connection with extension of credit, lease, sale of property or provision of any services should the Federal Reserve Board find the arrangement resulting in anti-competitive practices.

In addition, if we were deemed to be in control of a bank which is not “well capitalized” or not “well managed” as defined by the relevant Regulatory Agency, the Federal Reserve Board and certain other Regulatory Agencies would have the authority to impose various limitations or regulatory actions on us, including:

•                  limitations on our ability to pay dividends or distributions to our stockholders;

•                  forced divestiture of certain of our investments deemed by such Regulatory Agency as in danger of becoming insolvent and as posing significant risk to the undercapitalized institution;

•                  requiring us to provide financial support to the portfolio bank under the Federal Reserve Board’s “source of strength” doctrine when we would otherwise be disinclined to do so or when we would consider itself unable to do so, which could force us to satisfy such obligation through divesture of other assets or through raising additional funds from existing stockholders or third-party investors; and

•                  the imposition by the FDIC of “cross-guarantee” liability upon any commonly controlled insured depository institutions for deposit insurance losses incurred by the FDIC.  A depository institution’s liability under the cross-guarantee provision is generally senior to (i) obligations to stockholders or (ii) any obligation or liability owed to any affiliate of such depository institution.  Thus, portfolio companies that are insured depository institutions may be subject to such cross-guarantee liability with respect to other portfolio companies that are also insured depository institutions.

Ownership of our stock by certain types of regulated institutions may subject us to additional regulations.

If a bank holding company or savings and loan holding company stockholder is deemed to control us, we would be subject to the “umbrella” supervision of the Federal Reserve Board and potentially other regulatory agencies and such supervision may expose us to the regulatory burdens discussed above and to additional expenses or limitations in carrying out its investment objective, which may be materially adverse to the holders of our common stock.  In the event that a bank holding company or savings and loan holding company stockholder is deemed to control us, it would have to obtain prior approval or non-objection of the Federal Reserve Board whenever the Company acquires, directly or indirectly, more than 5% of any class of voting securities of a U.S. bank or of a non-bank financial company (unless, in the case of a non-bank financial company, such bank holding company stockholders is a financial holding company).  In the event that a bank holding company or savings and loan holding company stockholder controls us, we could not, without prior approval of the Federal Reserve Board, acquire more than 5% of any class of voting securities of any non-financial company, unless the bank holding company stockholder that controls us is a financial holding company; however, if each bank holding company stockholder that controls us is a financial holding company, we could make any investment in any non-financial company (but not in a bank or non-bank financial company) pursuant to the Bank Holding Company Act.  If a bank holding company stockholder or savings and loan holding company controls us, then any direct or indirect investment by us in more than 5% of any class of voting securities of a foreign company (including a foreign bank) would have to comply with the provisions promulgated by the Federal Reserve Board.

Investments in banking institutions and transactions related to our portfolio investments may require approval from one or more regulatory authorities.

We would be required to seek prior approval from the Federal Reserve Board in order to acquire control of more than 5% of the outstanding shares of any class of voting securities or 25% or more of the total equity (voting and non-voting) or other controlling interests of a bank, bank holding company or financial holding company.  In addition, bank holding companies (but, not financial holding companies) are required to obtain approval prior to purchasing 25% or more of the total equity of a non-bank financial company.

We would be required to seek prior approval from the Federal Reserve Board or the OCC if we proposed to acquire control of a savings and loan association or a savings and loan holding company.

If we were deemed to be a bank holding company or savings and loan holding company, bank holding companies or savings and loan holding companies that invest in us will be subject to certain restrictions and regulations.

If we were deemed to be a bank holding company or savings and loan holding company, a bank holding company or savings and loan holding company stockholder could acquire less than 5% of any class of our stock, and less than 25% of our total equity, without Federal Reserve Board approval, provided that such bank holding company or savings and loan holding company stockholder does not control us.  If we made controlling investments, directly or indirectly in a U.S. bank, then any bank holding company or savings and loan holding company stockholder that acquires more than 5% of any class of voting interests or 25% of our total equity would be required to receive prior written approval of the Federal Reserve Board before acquiring such interests.  Bank holding company or savings and loan holding company stockholders that are not financial holding companies may be required to obtain prior approval from the Federal Reserve Board prior to acquiring more than 5% of any class of voting interests or 25% of our total equity if we make non-controlling or controlling investments in non-bank financial companies.

Each prospective investor that is or may become a bank holding company or financial holding company or savings and loan holding company is strongly urged to consult its own legal advisors with respect to the consequences under applicable regulatory regimes regarding banking institutions and investors therein of the purchase and ownership of our shares.

Risks Related to Our Advisor and/or its Affiliates

Our performance is dependent on our Advisor, and we may not find a suitable replacement if the management agreement is terminated.

All of our executive officers are also executive officers of our Advisor or its affiliates.  We have no separate facilities, employees or management and rely on our Advisor, which has significant discretion as to the implementation of our operating policies and strategies.  We will depend on our Advisor and its affiliates for certain services including administrative and business advice.  We are subject to the risk that our Advisor will terminate the management agreement and that no suitable replacement will be found.  Investors who are not willing to rely on our Advisor or our management by StoneCastle Partners should not invest in our common stock.  The employees, systems and facilities of our Advisor and StoneCastle Partners may be utilized by other funds and companies advised by them or their affiliates.  Our Advisor may not have sufficient access to such employees, systems and facilities in order to comply with its obligations under the management agreement.  We believe that our success depends to a significant extent upon the experience of StoneCastle Partners’ executive officers, portfolio managers and employees, whose employment is not guaranteed.

The departure or death of any of the members of senior management of our Advisor or StoneCastle Partners may adversely affect our ability to achieve our business objective; our management agreement does not require the availability to us of any particular individuals.

We depend on the diligence, skill and network of business contacts of the employees of our Advisor and StoneCastle Partners, whose investment professionals will evaluate, negotiate, structure, close and monitor our assets.  Our future success depends on the continued service of the management team of StoneCastle Partners, and that continued service is not guaranteed.  The management agreement does not obligate that any particular individual’s services be made available to us.  The departure, death or disability of any of the members of the management of StoneCastle Partners could have a material adverse effect on our ability to achieve our business objective.

If our Advisor ceases to be our manager under our management agreement, financial institutions that provided our credit facilities may not provide future financing to us.

The financial institutions that will finance our investments pursuant to reverse repurchase agreements and other credit facilities arranged by our Advisor may require that our Advisor serve as our manager as a condition to making continued advances to us under these credit facilities.  Additionally, if our Advisor ceases to be our advisor, each of these financial institutions under these credit facilities may terminate their facility and their obligation to advance funds to us in order to finance our future investments.  If our Advisor ceases to be our manager for any reason and we are not able to obtain financing under these credit facilities, our growth maybe limited and our earnings and book value may be adversely affected.

Our Advisor’s liability is limited under our management agreement, and we have agreed to indemnify our Advisor against certain liabilities.

Pursuant to our management agreement with our Advisor, its affiliates and their officers, directors, managing members, members and employees will not be liable to us, our directors, or our stockholders for acts performed in accordance with and pursuant to our management agreement, except by reason of acts constituting willful misconduct, bad faith or gross negligence, or as otherwise required by applicable law.

Pursuant to our management agreement, we will indemnify our Advisor, its affiliates and their officers, directors, managing members, members, employees and certain other parties against all losses, expenses and costs or damages arising out of or in connection with actions of such indemnified party or failure to act on the part of such indemnified party all in connection with our investment activities or in respect of our management agreement or the services provided by our manager or StoneCastle Partners to us, in the absence of willful misfeasance, gross negligence or bad faith.  See “Management—Management Agreement.” In addition, under the license agreement, we have agreed to indemnify StoneCastle Partners for our unauthorized use of the “StoneCastle” name and marks.

There may be potential conflicts of interest between our management or Advisor, on one hand, and the interest of our common stockholders, on the other.

Our Advisor is subject to certain conflicts of interest in our management.  These conflicts will arise primarily from the involvement of our Advisor and its affiliates in other activities that may conflict with our activities.  Our Advisor and its affiliates engage in a broad spectrum of activities.  In the ordinary course of their business activities, they may engage in activities where their interests or the interests of their clients may conflict with our interests and the interests of the holders of our common stock.  Other present and future activities of our Advisor and its affiliates may give rise to additional conflicts of interest which may have a negative impact on us.

Our Advisor’s compliance department and legal department will oversee its conflict-resolution system.  The program places particular emphasis on the principle of fair and equitable allocation of appropriate opportunities and of common fees and expenses to our Advisor’s clients over time.  As a result of our Advisor’s allocation policies, we may not be able to invest in all opportunities that are appropriate for us and this may have the effect of reducing our potential earnings.  Although our Advisor has agreed with us that it will allocate opportunities, fees and expenses among its clients pursuant to its written policies and procedures, there is no assurance that these policies and procedures will work as intended or that we will be allocated our fair share of investment opportunities over time or appropriately allocated the fees and expenses of the Advisor.

We are limited in our ability to conduct transactions with affiliates.

The Investment Company Act imposes restrictions on transactions we can conduct with our affiliates.  These restrictions prohibit us from buying or selling any security directly from or to any portfolio company of a registered investment company or private equity fund managed by StoneCastle Asset Management LLC, StoneCastle Financial Corp. or any of their respective affiliates.  These restrictions also prohibit certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times).  These limitations may limit the scope of investment opportunities that would otherwise be available to us.

Our Advisor’s investment committee is not independent from its management.

Our Advisor’s investment committee is comprised exclusively of our affiliated persons, and they are the same individuals who manage our assets.  The individuals comprising our Advisor’s investment committee may have inherent conflicts of interest with the holders of common stock, since they also advise other investment companies affiliated with us.  We cannot guarantee that the investment opportunities provided to us will have better results than investment opportunities provided to our affiliates.

We may compete with our Advisor’s current and future investment vehicles for access to capital and assets.

Our Advisor and its affiliates may sponsor or manage additional investment funds in the future.  Although these funds may have different business objectives and operate differently than we do, we may nonetheless compete with these funds for capital or assets or for access to the benefits that we expect our Advisor to provide to us.

There may be other conflicts of interest in our relationship with our Advisor and/or its affiliates that could negatively affect our earnings.

Our Advisor and/or its affiliates manage, sponsor and invest in other secured borrowings via special purpose vehicles, investment funds, hedge funds and separate accounts and may in the future sponsor additional investment funds and other investments in community banks, commercial loans, municipal debt and other targeted assets in the community banking sector, and some of the members of our board of directors and officers or members of our Advisor’s investment committee may serve as officers and/or directors of these other entities.  This may give rise to conflicts of interest, including that certain assets appropriate for us may also be appropriate for one or more of these entities, and our Advisor may decide to allocate a particular opportunity other than to us.  Our Advisor will often make asset purchase and sale decisions for us and any subsidiaries at the same time as asset purchase and sale decisions are being made for other affiliated entities for which our Advisor or one of our Advisor’s affiliates is the investment advisor, in which case our Advisor will face conflicts in the allocation of business opportunities.  Our

Advisor and/or its affiliates may also engage in additional management and investment opportunities in the future which may compete with us for business opportunities.

The restrictive covenants that would govern our potential secured borrowings may have greater limitations on the disposition and reinvestment of assets than do other accounts managed by our Advisor.  This may result in dispositions and reinvestments not being able to be made on as advantageous a basis as our Advisor may be able to achieve for such other accounts and such other dispositions and reinvestments may adversely affect the price at which such assets can be sold or purchased on our behalf.

Our Advisor’s management of our business is subject to the oversight of our board of directors, but our board of directors will not approve each business decision made by our Advisor.

Our Advisor is authorized to follow a very broad business approach, including the selection of the amount and form of leverage we will employ.  Our policies do not impose any limitations on the types of investments within the community banking sector and as a result, we cannot predict with any certainty the percentage of our assets that will be in each category.  We may change our business strategy and policies for how we invest in community banks without a vote of stockholders.  Our board of directors will periodically review our business approach and our assets.  However, our board of directors will not review each proposed purchase.  In addition, in conducting periodic reviews, our board of directors will rely primarily on information provided to it by our Advisor.

Our Advisor may be incentivized to incur additional leverage, up to the extent permitted by regulations.

Our Advisor’s management fee is based on our gross assets at the end of each quarter, not net of any leverage that we incur.  Our Advisor therefore may be incentivized to increase our leverage within regulatory limits in order to increase our asset value.  Additional leverage may pose risks that could adversely affect our results of operations and our ability to declare and pay dividends.  See “Leverage” and “Risk Factors—Risks Related to our Operations.”

Our Advisor can resign on not less than 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Advisor has the right, under the management agreement, to resign at any time upon not less than 60 days’ written notice, whether we have found a replacement or not.  If our Advisor resigns, we may not be able to find a new investment advisor or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all.  If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline.  In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Advisor and its affiliates.  Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Offerings

The price for our common stock may be volatile.

The trading price of our common stock following any future offering may fluctuate substantially.  The price of our common stock that will prevail in the market after any future offering may be higher or lower than the price you pay and the liquidity of our common stock may be limited, in each case depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.  These factors include the following:

•                  changes in the value of our portfolio of investments;

•                  price and volume fluctuations in the overall stock market from time to time;

•                  significant volatility in the market price and trading volume of securities of similar investment companies; our dependence on the community banking sector and changes in conditions relating to that sector; our inability to deploy or invest our capital;

•                  fluctuations in interest rates;

•                  any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•                  operating performance of companies comparable to us;

•                  changes in regulatory policies with respect to investment companies;

•                  our ability to borrow money or obtain additional capital;

•                  losing RIC status under the Code;

•                  actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;

•                  general economic conditions and trends;

•                  departures of key personnel; and

•                  exchange-related technological disruptions.

Shares of closed-end investment companies often trade at a discount to their net asset value.

We cannot predict the prices at which our common stock will trade.  Although our common stock is listed on the NASDAQ Global Select Market, an active trading market for our shares may not be sustained.  In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the offering price or our NAV.

Shares of closed-end investment companies have in the past frequently traded at discounts to their NAV and our common stock may also be discounted in the market.  This characteristic is a risk separate and distinct from the risk that our NAV could decrease as a result of our investment activities and may be greater for investors expecting to sell their shares in a relatively short period following completion of any future offering.  We cannot assure you whether our common stock will trade above, at or below our NAV.  Whether investors will realize gains or losses upon the sale of our common stock will depend entirely upon whether the market price of our common stock at the time of sale is above or below the investor’s purchase price for our common stock.  Because the market price of our common stock is affected by factors such as NAV, distribution levels (which are dependent, in part, on expenses), supply of and demand for our common stock, stability of distributions, trading volume of our common stock, general market and economic conditions, and other factors beyond our control, we cannot predict whether our common stock will trade at, below or above NAV or at, below or above the offering price.  In addition, if shares of our common stock trade below their NAV, we will generally not be able to issue additional shares of common stock at their market price without first obtaining the approval of our stockholders and our independent directors to such issuance.

Future offerings of debt securities or preferred stock, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market value of our common stock.

If you purchase our common stock in any future offering, the price that you pay will be greater than the NAV per share of common stock immediately following any future offering.  This discrepancy is in large part due to the expenses we will incur in connection with the consummation of any future offering.  In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including offerings of preferred stock, the terms of which may be determined in the discretion of our board of directors.  Upon liquidation, holders of our debt securities and holders of our preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock.  Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.  Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock.  Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.  Thus, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their holdings of shares in us.

Risks Related to Taxation

We may not be able to meet the requirements to maintain RIC status.

In order to qualify as a RIC, we must be registered as a management company under the Investment Company Act at all times during each taxable year and meet an income test, a diversification/asset test and certain distribution requirements.  Failure to meet the income test and the diversification/asset test requirements could result in the discontinuance of our treatment as a RIC, which would increase our tax expense and could adversely affect our NAV, results of operations and ability to distribute dividends.

We will be subject to corporate-level federal income tax on all of our income if we are unable to maintain RIC status under Subchapter M of the Code.

If we fail to qualify for or maintain RIC status for any reason, and we do not qualify for certain relief provisions under the Code, we would be subject to corporate-level federal income tax (and any applicable state and local taxes) and our stockholders would be subject to the federal income tax rules that apply to stockholders in a regular, or “C,” corporation.  The conversion from a RIC to a regular, or “C,” corporation could have a materially adverse tax impact on us and our stockholders in the taxable year in which RIC status is lost and in future taxable years.  Further, if we seek to re-establish RIC status after operating as a regular, or “C,” corporation, because we will have operated as a regular corporation, we would have to distribute to our stockholders our pre-election earnings and may also be taxed on the gain in appreciated assets that we hold when we re-elect to be a RIC.

Whether an investment in a RIC is appropriate for a Non-U.S. Stockholder will depend upon the Non-U.S. Stockholder’s particular circumstances.

Code section 871(k) provides certain “look-through” treatment to Non-U.S. Stockholders (as defined in “Material U.S. Federal Income Tax Considerations”), permitting interest-related dividends and short-term capital gains not to be subject to U.S. withholding tax.  It should also be noted that withholding would still apply (generally at a 30% rate or lower applicable treaty rate) to the extent that distributions are from the Company’s dividend income, interest income from non-U.S. sources or foreign currency gains. We strongly urge you to review carefully the discussion under “Material U.S. Federal Income Tax Considerations” and to seek advice based on your particular circumstances from an independent tax advisor.

DETERMINATION OF NET ASSET VALUE

We will determine and publish the NAV of our common stock on at least a quarterly basis and at such other times as our board of directors may determine.  Our NAV equals the value of our total assets (the value of the securities held plus cash or other assets, including interest accrued but not yet received, dividends declared but not yet received), less: all of our liabilities and including (i) accrued expenses; (ii) accumulated and unpaid dividends on any outstanding preferred stock; (iii) the aggregate liquidation preference of any outstanding preferred stock; (iv) accrued and unpaid interest payments on any outstanding indebtedness; (v) the aggregate principal amount of any outstanding indebtedness; and (vi) any distributions payable on our common stock.  The NAV per share of common stock equals our NAV divided by the number of outstanding shares of common stock.

We will determine fair value of our assets and liabilities in accordance with valuation procedures that our board of directors adopt.  Generally we seek to obtain market quotes from independent parties for each of our investments.  Our board of directors has engaged the services of one or more regionally or nationally recognized independent valuation firms to help it determine the value of each investment for which a market price is not available.  Our board of directors also reviews valuations of such investments provided by the Advisor.  Securities for which market quotations are readily available shall be valued at “market value.” If a market value cannot be obtained or if our Advisor determines that the value of a security as so obtained does not represent a fair value as of the measurement date (due to a significant development subsequent to the time its price is determined or otherwise), fair value for the security shall be determined pursuant to the methodologies established by our board of directors.  Our board of directors regularly reviews and evaluates our valuation methodology and any such valuation service it uses and the historical accuracy of such valuation methodologies.  Our board of directors also reviews valuations of such investments provided by the Advisor and assigns the valuation it determines to best represent the fair value of such investments.

•                  The fair value for publicly-traded equity securities and equity-related securities will be determined by using readily available market quotations from the principal market, if available.  For equity and equity-related securities that are freely tradable and listed on a securities exchange or over the counter market, fair value will be determined using the last sale price on that exchange or over-the-counter market on the measurement date.  If the security is listed on more than one exchange, we will use the price of the exchange that we consider to be the principal exchange on which the security is traded.  If a security is traded on the measurement date, then the last reported sale price on the exchange or OTC market on which the security is principally traded, up to the time of valuation, will be used.  If there were no reported sales on the security’s principal exchange or OTC market on the measurement date, then the average between the last bid price and last asked price, as reported by the pricing service, will be used.  We will obtain direct written broker-dealer quotations if a security is not traded on an exchange or quotations are not available from an approved pricing service.

•                  An equity security of a publicly traded company acquired in a private placement transaction is subject to restrictions on resale that can affect the security’s liquidity and fair value.  Such securities that are convertible into publicly traded common stock or securities that may be sold pursuant to Rule 144 shall generally be valued based on the fair value of the freely tradable common stock counterpart, less an applicable discount.  Generally, the discount will initially be equal to the discount at which we purchased the securities.  To the extent that such securities are convertible or otherwise become freely tradable within a time frame that may be reasonably determined, an amortization schedule may be determined for the discount.

•                  Our board of directors uses the services of one or more regionally or nationally recognized independent valuation firms to aid it in determining the fair value of these securities.  The methods for valuing these securities may include: fundamental analysis (sales, income or earnings multiples, etc.), discounts from market prices of similar securities, purchase price of securities, subsequent private transactions in the security or related securities, or discounts applied to the nature and duration of restrictions on the disposition of the securities, as well as a combination of these and other factors.  Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time, and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed.  Our NAV could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

•                  Fixed income securities (other than the short-term securities as described below) are valued by (i) using readily available market quotations based upon the last updated sale price or a market value from an approved pricing service generated by a pricing matrix based upon yield data for securities with similar characteristics; or (ii) by obtaining a direct written broker-dealer quotation from a dealer who has made a market in the security.  A fixed income security acquired in a private placement transaction without registration is subject to restrictions on resale that can affect the security’s liquidity and fair value.  Among the various factors that can affect the value of a privately placed security are (i) whether the issuing company has freely trading fixed income securities of the same maturity and interest rate (either through an initial public offering or otherwise); (ii) whether the company has an effective registration statement in place for the securities; and (iii) whether a market is made in the securities.

•                  Short-term securities, including bonds, notes, debentures and other fixed income securities and money market instruments such as certificates of deposit, commercial paper, bankers’ acceptances and obligations of domestic and foreign banks, with remaining maturities of 60 days or less, for which reliable market quotations are readily available are valued on an amortized cost basis at current market quotations as provided by an independent pricing service or principal market maker.  Short-term securities normally will be valued at amortized cost unless market condition or other factors lead to a determination of fair value at a different amount.

•                  Other assets, including equity investments for which there is no market, will be valued at market value pursuant to written valuation procedures adopted by our board of directors, or if a market value cannot be obtained (including with respect to classes of investments noted above) or if our Advisor determines that the value of a security as so obtained does not represent a fair value as of the measurement date (due to a significant development subsequent to the time its price is determined or otherwise), fair value shall be determined pursuant to the methodologies established by our board of directors.  In making these determinations, our board of directors has engaged an independent valuation firm to assist in determining the fair value of our investments.  The methods for valuing these investments may include fundamental analysis, discounts from market prices of similar securities, purchase price of securities, subsequent private transactions in the security or related securities, or discounts applied to the nature and duration of restrictions on the disposition of the securities, as well as a combination of these and other factors.  We intend for such a third-party valuation firm to provide valuation advice with respect to approximately 25% of our investment portfolio each quarter.

Valuations of public company securities determined pursuant to fair value methodologies will be presented to our board of directors or a designated committee thereof for approval at the next regularly scheduled board meeting.  See “Risk Factors—Risks Related to Our Advisor and/or its Affiliates.”

DIVIDEND REINVESTMENT PLAN

We have a dividend reinvestment plan for our stockholders.  Our plan is an “opt out” dividend reinvestment plan.  As a result, if a stockholder’s shares are registered directly with us or with a brokerage firm that participates in our dividend reinvestment plan (the “Plan”) through the facilities of the Depository Trust Company (“DTC”), and such stockholder’s account is coded for dividend reinvestment by such brokerage firm, all distributions are automatically reinvested for stockholders by Computershare Trust Company, N.A., as Plan agent (the “Plan Agent”), in additional common stock (unless a stockholder is ineligible or elects otherwise).  If a stockholder opts out of the Plan, such stockholder’s account is not coded dividend reinvestment by such brokerage firm, and such stockholder receives distributions in cash.  If a stockholder’s shares are registered with a brokerage firm that does not participate in the Plan through the facilities of DTC, a stockholder will need to ask its investment professional to determine what arrangements can be made to set up its account to participate in the Plan if desired, and, until such arrangements are made, a stockholder receives distributions in cash.

In the case that newly issued shares of our common stock are used to implement the Plan, the number of shares of common stock to be delivered to a participating stockholder is determined by dividing the total dollar amount of the dividends payable to such stockholder by 97% of the average market prices per share of common stock at the close of regular trading on the NASDAQ Global Select Market (or such other exchange or quotation system on which the common stock is primarily traded) for the five trading days immediately prior to the valuation date fixed by our board of directors.  In the case that shares repurchased on the open market are used to implement the Plan, the number of shares of common stock to be delivered to a participating stockholder is determined by dividing the total dollar amount of the dividends payable to such stockholder by the weighted average purchase price, without deduction for transaction processing fees such as brokerage commissions and other related costs, of all such shares purchased by the Plan Agent on the open market in connection with such distribution.

Stockholders who elect not to participate in the Plan will receive all distributions payable in cash paid by check mailed directly to the stockholder of record (or, if the shares are held in street or other nominee name, then to such nominee) by Computershare Trust Company, N.A., as dividend paying agent.  Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by giving notice in writing to, or by calling, the Plan Agent.  Stockholders may elect not to participate in the Plan by notifying the Plan Agent in writing so that it is received by the Plan Agent no later than 5 days prior to the applicable dividend record date.  Any such election will remain in effect until the stockholder notifies the Plan Agent in writing of the withdrawal of such election, which withdrawal must be received by the Plan Agent no later than 5 days prior to the applicable dividend record date.  A stockholder that holds its shares through a broker or other nominee must make any such election or termination through its broker or nominee.

Whenever we declare a distribution payable in cash, non-participants in the Plan will receive cash, and participants in the Plan will receive the equivalent in common stock.

We will use primarily newly-issued common stock to implement the Plan, whether our shares are trading at a premium or at a discount to NAV.  However, we reserve the right to instruct the Plan Agent to purchase shares in the open market in connection with its obligations under the Plan.  Such purchases may be effected through an affiliated or unaffiliated broker-dealer as selected by the Plan agent.  The broker-dealer may charge transaction processing fees such as brokerage commissions and other related costs in addition to any compensation received by the Plan Agent.

We cannot establish the number of shares of our common stock to be outstanding after giving effect to payment of the dividend or other distribution until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.  Stockholders who do not elect to receive dividends in shares of common stock will experience dilution over time.  The level of discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

The Plan Agent will maintain all stockholders’ accounts in the Plan and will furnish written confirmation of each acquisition made for the participant’s account as soon as practicable, but in no event later than 60 days after the date thereof.  Shares in the account of each Plan participant will be held by the Plan Agent in non-certificated form in the Plan Agent’s name or that of its nominee, and each stockholder’s proxy will include those shares purchased or received pursuant to the Plan.  The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for shares held pursuant to the Plan in accordance with the instructions of the participants.

There will be no brokerage charges with respect to shares issued directly by us as a result of distributions payable in shares.  If the participant elects to have the Plan Agent sell part or all of his or her common stock and remit the proceeds, such participant will be charged his or her pro rata share of brokerage commissions, fees and transaction costs incurred for the transaction, and the Plan Agent is entitled to deduct a $15 transaction fee.  The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions.  The Plan proceeds to non-U.S. persons may be subject to withholding tax.  See “Material U.S. Federal Income Tax Considerations.”

Experience under the Plan may indicate that changes are desirable.  Accordingly, we reserve the right to amend or terminate the Plan if in the judgment of our board of directors such a change is warranted.  We may terminate the Plan upon notice in writing mailed to each participant at least 60 days prior to the effective date of the termination.  Upon any termination, the Plan Agent will cause a certificate or certificates to be issued for the full shares held by each participant under the Plan and cash adjustment for any fraction of a share of common stock at the then current market value of the common stock to be delivered to him, her or it.  If preferred, a participant may request the sale of all of the common stock held by the Plan Agent in his or her Plan account in order to terminate participation in the Plan.  If such participant elects in advance of such termination to have the Plan Agent sell part or all of his or her shares, the Plan Agent is authorized to deduct from the proceeds the brokerage commissions, fees and transaction costs incurred for the transaction.  If a participant has terminated his or her participation in the Plan but continues to have common stock registered in his or her name, he or she may re-enroll in the Plan at any time by notifying the Plan Agent in writing at the address below.  The terms and conditions of the Plan may be amended by us at any time, except when necessary or appropriate to comply with applicable law or the rules or policies of the SEC or any other regulatory authority, only by mailing to each participant appropriate written notice at least 30 days prior to the effective date thereof.  The amendment shall be deemed to be accepted by each participant unless, prior to the effective date thereof, the Plan Agent receives notice of the termination of the participant’s account under the Plan.  Any such amendment may include an appointment by the Plan Agent of a successor Plan Agent, subject to the prior written approval of the successor Plan Agent by us.

All correspondence concerning the Plan should be directed to Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $150 million of our common stock, preferred stock, debt securities or subscription rights to purchase shares of our common stock, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts or a combination of these methods.  We may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.  A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds, if any, we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed.  Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common stock at the time of the offering except (1) in connection with a rights offering to our existing stockholders, (2) offerings completed within one year of the receipt of consent of the majority of our common stockholders or (3) under such circumstances as the SEC may permit.  The price at which securities may be distributed may represent a discount from prevailing market prices.

In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions.  Our common stockholders will indirectly bear such fees and expenses as well as any other fees and expenses incurred by us in connection with any sale of securities.  Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.  Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement.  The maximum aggregate commission or discount to be received by any member of the Financial Industry Regulatory Authority or independent broker-dealer will not be greater than 8% of the gross proceeds of the sale of securities offered pursuant to this prospectus and any applicable prospectus supplement.  We may also reimburse the underwriter or agent for certain fees and legal expenses incurred by it.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.  Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price.  Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions.  Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions.  Those activities may cause the price of the securities to be higher than it would otherwise be.  If commenced, the underwriters may discontinue any of the activities at any time.

We may sell securities directly or through agents we designate from time to time.  We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement.  Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market.  We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so.  We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities.  Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us.  The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject.  The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.  Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions.  If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions.  If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock.  The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

DESCRIPTION OF SECURITIES

The following descriptions of our securities, certain provisions of Delaware law and certain provisions of our certificate of incorporation and our bylaws are summaries and are qualified by reference to Delaware law and our certificate of incorporation and bylaws, copies of which are available from us upon request.

General

Our certificate of incorporation provides that our board of directors (without any further vote or action by our stockholders) may cause us to issue up to 40,000,000 shares of common stock, par value $0.001 per share, and up to 10,000,000 shares of undesignated preferred stock, par value $0.001 per share.  As of the date of this prospectus, there are 6,554,983 shares of common stock outstanding and no shares of preferred stock outstanding.  All references to “stock” or “shares” herein refer to common stock, unless otherwise indicated.  Each share of common stock has equal voting, dividend, distribution and liquidation rights.  The shares outstanding are, and, when issued, the shares offered by this prospectus will be, fully paid and non-assessable.  Shares are not redeemable and have no preemptive, conversion or cumulative voting rights.  The number of shares outstanding as of December 31, 2018 was 6,550,110.

The following information regarding our authorized shares is as of April 17, 2019.

Title of Class	Amount Authorized	Amount Held by the Company for its Account	Amount Outstanding (Exclusive of Amount Held by the Company for its Account)
Common Stock, par value $0.001	40,000,000	0	6,554,983
Preferred Stock, par value $0.001	10,000,000	0	0

Common Stock

Voting Rights

The holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of our stockholders.  Generally, except with respect to extraordinary corporate transactions, certain amendments to our certificate of incorporation, any amendment to our bylaws, liquidation and the election and removal of directors, all matters to be voted on by our stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes cast by all common stock present in person or represented by proxy.  Removal of directors for cause must be approved by at least a majority of the votes entitled to be cast by our stockholders generally in the election of directors.  See “—Certificate of Incorporation and Bylaws—Amendment of Our Certificate of Incorporation and Bylaws” for a discussion of approval rights with regard to such amendments.

Dividend Rights

Holders of common stock share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any preferred stock we may issue in the future.

Preemptive Rights

No holder of common stock is entitled to preemptive, redemption or conversion rights, sinking fund or cumulative voting rights.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock are entitled to receive an equal amount per share of all our remaining assets available for distribution.

Listing

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “BANX.”

Preferred Stock

Under our certificate of incorporation, our board of directors (without any further vote or action by our stockholders) is authorized to provide for the issuance from time to time of up to 10,000,000 shares of preferred stock consisting of one or more classes or series of preferred stock.  Unless required by law or by any stock exchange, if applicable, any such authorized preferred stock will be available for issuance without further action by our common stockholders.  Our board of directors is authorized to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series.  As of the date of this prospectus, no preferred stock is outstanding and we have no current plans to issue any preferred stock.

We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their common stock.

The Investment Company Act requires that the total aggregate liquidation value and outstanding principal amount of all our preferred stock and debt securities not exceed 50% of the amount of our total assets (including the proceeds of preferred stock and debt securities) less liabilities and indebtedness not represented by our preferred stock and debt securities.

Subscription Rights

The following is a general description of the terms of the subscription rights we may issue from time to time.  Particular terms of any subscription rights we offer will be described in the prospectus supplement relating to such subscription rights.  We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, taking into account underwriting commissions and discounts, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued.

We may issue subscription rights to our stockholders to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights.  In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting, backstop or other arrangement with one or more persons pursuant to which such persons would purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.  Our common stockholders will indirectly bear all of the expenses incurred by us in connection with any subscription rights offerings, regardless of whether any common stockholder exercises any subscription rights.

A prospectus supplement will describe the particular terms of any subscription rights we may issue, including the following:

•                  the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days);

•                  the title and aggregate number of such subscription rights;

•                  the exercise price for such subscription rights (or method of calculation thereof);

•                  the currency or currencies, including composite currencies, in which the price of such subscription rights may be payable;

•                  if applicable, the designation and terms of the securities with which the subscription rights are issued and the number of subscription rights issued with each such security or each principal amount of such security;

•                  the ratio of the offering (which, in the case of transferable rights, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);

•                  the number of such subscription rights issued to each stockholder;

•                  the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;

•                  the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);

•                  if applicable, the minimum or maximum number of subscription rights that may be exercised at one time;

•                  the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;

•                  any termination right we may have in connection with such subscription rights offering;

•                  the terms of any rights to redeem, or call such subscription rights;

•                  information with respect to book-entry procedures, if any;

•                  the terms of the securities issuable upon exercise of the subscription rights;

•                  the material terms of any standby underwriting, backstop or other purchase arrangement that we may enter into in connection with the subscription rights offering;

•                  if applicable, a discussion of certain material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights; and

•                  any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Each subscription right will entitle the holder of the subscription right to purchase for cash or other consideration such amount of shares of common stock at such subscription price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby.  Subscription rights may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date for such subscription rights set forth in the prospectus supplement.  After the close of business on the expiration date, all unexercised subscription rights will become void.

Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise.  If less than all of the rights represented by such subscription rights certificate are exercised, a new subscription certificate will be issued for the remaining rights.  Prior to exercising their subscription rights, holders of subscription rights will not have any of the rights of holders of the securities purchasable upon such exercise.  To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

Debt Securities

We may issue debt securities in one or more series.  The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series.  The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC.  For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.  As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.”  An indenture is a contract between us and a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles.  First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “—Events of Default—Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us with respect to our debt securities.

Under the 1940 Act, we may only issue one class of senior securities representing indebtedness, which in the aggregate, may represent no more than 33 1/3% of our managed assets.  A prospectus supplement and indenture (a summary of the expected terms of which is attached as Appendix A to the statement of additional information) relating to any debt securities will include specific terms relating to the offering. These terms are expected to include the following:

•                  the form and title of the security;

•                  the aggregate principal amount of the securities;

•                  the interest rate of the securities;

•                  the maturity dates on which the principal of the securities will be payable;

•                  any changes to or additional events of default or covenants;

•                  any optional or mandatory redemption provisions;

•                  identities of, and any changes in trustees, paying agents or security registrar; and

•                  any other terms of the securities.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

Interest

Unless otherwise stated in a prospectus supplement, debt securities will bear interest as generally determined by the Board of Directors, as more fully described in the related prospectus supplement. Interest on debt securities shall be payable when due as described in the related prospectus supplement. If we do not pay interest when due, it will trigger an event of default and we will be restricted from declaring dividends and making other distributions with respect to our common shares and preferred shares.

Limitations

Under the requirements of the 1940 Act, immediately after issuing any senior securities representing indebtedness, we must have an asset coverage of at least 300%. Asset coverage means the ratio which the value of our total assets, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness. Other types of borrowings also may result in our being subject to similar covenants in credit agreements.

Event of Default and Acceleration of Maturity of Debt Securities; Remedies

Unless stated otherwise in the related prospectus supplement, any one of the following events are expected to constitute an “event of default” for that series under the indenture:

•                  default in the payment of any interest upon a series of debt securities when it becomes due and payable and the continuance of such default for 30 days;

•                  default in the payment of the principal of, or premium on, a series of debt securities at its stated maturity;

•                  default in the performance, or breach, of any covenant or warranty of ours in the indenture, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the trustee;

•                  certain voluntary or involuntary proceedings involving us and relating to bankruptcy, insolvency or other similar laws;

•                  if, on the last business day of each of twenty-four consecutive calendar months, the debt securities have a 1940 Act asset coverage of less than 100%; or

•                  any other “event of default” provided with respect to a series, including a default in the payment of any redemption price payable on the redemption date.

Upon the occurrence and continuance of an event of default, the holders of a majority in principal amount of a series of outstanding debt securities or the trustee may declare the principal amount of that series of debt securities immediately due and payable upon written notice to us. A default that relates only to one series of debt securities does not affect any other series and the holders of such other series of debt securities are not entitled to receive notice of such a default under the indenture. Upon an event of default relating to bankruptcy, insolvency or other similar laws, acceleration of maturity occurs automatically with respect to all series. At any time after a declaration of acceleration with respect to a series of debt securities has been made, and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the trustee, may rescind and annul the declaration of acceleration and its consequences if all events of default with respect to that series of debt securities, other than the non-payment of the principal of that series of debt securities which has become due solely by such declaration of acceleration, have been cured or waived and other conditions have been met.

Liquidation Rights

In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to us or to our creditors, as such, or to our assets, or (b) any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of ours, then (after any payments with respect to any secured creditor of ours outstanding at such time) and in any such event the holders of debt securities shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all debt securities (including any interest accruing thereon after the commencement of any such case or proceeding), or provision shall be made for such payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of the debt securities, before the holders of any common or preferred stock of the Company are entitled to receive any payment on account of any redemption proceeds, liquidation preference or dividends from such shares. The holders of debt securities shall be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of ours being subordinated to the payment of the debt securities, which may be payable or deliverable in respect of the debt securities in any such case, proceeding, dissolution, liquidation or other winding up event.

Unsecured creditors of ours may include, without limitation, service providers including our custodian, administrator, broker-dealers and the trustee, pursuant to the terms of various contracts with us. Secured creditors of ours may include without limitation parties entering into any interest rate swap, floor or cap transactions, or other similar transactions with us that create liens, pledges, charges, security interests, security agreements or other encumbrances on our assets.

A consolidation, reorganization or merger of the Company with or into any other company, or a sale, lease or exchange of all or substantially all of our assets in consideration for the issuance of equity securities of another company shall not be deemed to be a liquidation, dissolution or winding up of the Company.

Voting Rights

Debt securities have no voting rights, except to the extent required by law or as otherwise provided in the Indenture relating to the acceleration of maturity upon the occurrence and continuance of an event of default.  In connection with any other borrowings (if any), the 1940 Act does in certain circumstances grant to the lenders certain voting rights in the event of default in the payment of interest on or repayment of principal.

Market

Our debt securities are not likely to be listed on an exchange or automated quotation system.   The details on how to buy and sell such securities, along with the other terms of the securities, will be described in a prospectus supplement.  We cannot assure you that any market will exist for our debt securities or if a market does exist, whether it will provide holders with liquidity.

Book-Entry, Delivery and Form

Unless otherwise stated in the related prospectus supplement, the debt securities will be issued in book-entry form and will be represented by one or more notes in registered global form.  The global notes will be deposited with the trustee as custodian for The Depositary Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.  DTC will maintain the notes in designated denominations through its book-entry facilities.

Under the expected terms of the indenture, we and the trustee may treat the persons in whose names any notes, including the global notes, are registered as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever.  Therefore, so long as DTC or its nominee is the registered owner of the global notes, DTC or such nominee will be considered the sole holder of outstanding notes under the indenture.  We or the trustee may give effect to any written certification, proxy or other authorization furnished by DTC or its nominee.

A global note may not be transferred except as a whole by DTC, its successors or their respective nominees.  Interests of beneficial owners in the global note may be transferred or exchanged for definitive securities in accordance with the rules and procedures of DTC.  In addition, a global note may be exchangeable for notes in definitive form if:

•                  DTC notifies us that it is unwilling or unable to continue as a depository and we do not appoint a successor within 60 days;

•                  we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture; or

•                  an event of default has occurred and is continuing.

In each instance, upon surrender by DTC or its nominee of the global note, notes in definitive form will be issued to each person that DTC or its nominee identifies as being the beneficial owner of the related notes.

Under the expected terms of the indenture, the holder of any global note may grant proxies and otherwise authorize any person, including its participants and persons who may hold interests through DTC participants, to take any action which a holder is entitled to take under the indenture.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Certificate of Incorporation and Bylaws

Organization and Duration

We were formed on February 7, 2013 as StoneCastle Financial Corp. and will remain in existence until dissolved in accordance with our certificate of incorporation.

Purpose

Under our certificate of incorporation, we are permitted to engage in any business activity that lawfully may be conducted by a corporation organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreement relating to such business activity.

Duties of Officers and Directors

Our certificate of incorporation provides that, except as may otherwise be provided by the certificate of incorporation or by our bylaws, our property, affairs and business shall be managed under the direction of our board of directors.  Pursuant to our bylaws, our board of directors has the power to elect or appoint our officers and such officers have the authority to exercise the powers and perform the duties specified in our bylaws or as may be specified by our board of directors or delegated by our chief executive officer.

Our certificate of incorporation provides that we indemnify our directors and officers for acts or omissions to the fullest extent permitted by law.  Under the Delaware General Corporation Law (“DGCL”), a corporation can only indemnify directors and officers for acts or omissions if the director or officer acted in good faith, in a manner he reasonably believed to be in the best interests of the corporation and, in a criminal action, if the officer or director had no reasonable cause to believe his conduct was unlawful.

Size and Election of Board of Directors

Our certificate of incorporation and bylaws provide that the number of directors may be established, increased or decreased by our board of directors but may not be fewer than one.  Our certificate of incorporation will provide that our board of directors is divided into three classes.  Each class of directors will hold office for a three-year term.  The initial members of the three classes have staggered terms of one, two and three years, respectively.  At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualified.  Except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is elected and qualifies.

Removal of Members of Our Board of Directors

The DGCL provides that directors may be removed, but only for cause, by an affirmative vote of at least a majority of the votes entitled to be cast by our stockholders generally in the election of our directors.  Our certificate of incorporation states that directors may be removed at any time, but only for cause, by at least two-thirds of the votes entitled to be cast by our stockholders generally in the election of our directors.

Advance Notice of Director Nominations and New Business

Our certificate of incorporation provides that special meetings of stockholders may only be called by our board of directors, the chairman of our board of directors or our chief executive officer.

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or the chairman of the board of directors or (iii) by any stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.  Our bylaws provide that with respect to special meetings of our stockholders, only the business specified in our notice of meeting may be brought before the meeting.  Nominations of persons for election to our board of directors may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) provided that our board of directors has determined that directors shall be elected at the meeting, by any stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals.  The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings.

Limitations on Liability and Indemnification of Our Directors and Officers

Our certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.  Our bylaws provide that our directors, officers, employees and agents, as well as persons serving as a director, officer, partner, trustee, member, manager, employee or agent of another enterprise at our request, will be indemnified, and may have their expenses of defense advanced, in each case to the full extent permitted under the DGCL.

The DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if (i) such person acted in good faith, (ii) in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and (iii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful.

The DGCL further empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

To the extent a present or former director or officer is successful in the defense of any action, suit or proceeding noted above, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding.  We are further authorized to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon our receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it is ultimately determined that he or she was not entitled to indemnification.

Amendment of Our Certificate of Incorporation and Bylaws

Amendments to our certificate of incorporation may be proposed only by or with the consent of our board of directors.  To adopt a proposed amendment, our board of directors is required to seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our stockholders to consider and vote upon the proposed amendment.  Generally, an amendment must be approved by at least a majority of the votes entitled to be cast by our stockholders generally in the election of directors and, in general, to the extent that such amendment would have a material adverse effect on the holders of any class or series of shares, by the holders of a majority of the holders of such class or series.  Amendments pertaining to removal of directors, indemnification of directors or amendment of certain provisions of the certificate of incorporation or any provision of the bylaws, however, require the approval of the holders of two-thirds of our voting stock then outstanding.

Our board of directors has the power to adopt, alter or repeal our bylaws.  Our certificate of incorporation provides that our stockholders may adopt, alter or repeal our bylaws upon approval of at least two-thirds of the common stock then outstanding.

Merger, Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior approval of at least a majority of the votes entitled to be cast by our stockholders generally in the election of directors, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or approving on our behalf the sale, exchange or other disposition of all or substantially all of our assets, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the approval of any stockholder.

Termination and Dissolution

Our existence is perpetual unless we are dissolved as provided by the DGCL.

Books and Reports

We are required to keep appropriate books of our business at our principal offices.  The books will be maintained for both tax and financial reporting purposes a basis that permits the preparation of financial statements in accordance with US GAAP.  For financial reporting purposes and tax purposes, our fiscal year and our tax year are the calendar year, unless otherwise determined by our board of directors in accordance with the Code.

We are required to file periodic reports, proxy statements and other information with the SEC.  This information will be available at the SEC’s public reference room in Washington, D.C. and on the SEC’s website at www.sec.gov.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

The following is a summary of certain provisions of our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the interests held by stockholders.

Authorized but Unissued Stock

Our certificate of incorporation provides for authorized but unissued shares that our board of directors may use without the approval of any holders of our shares.  Future issuances of common and preferred stock may be utilized for a variety of purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.  Our ability to issue additional shares and other equity securities could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

Some provisions of the DGCL law may delay or prevent a transaction that would cause a change in our control.  Section 203 of the DGCL, which restricts certain business combinations with interested stockholders in certain situations, generally applies to a corporation unless otherwise set forth in the corporation’s certificate of incorporation.  We have not opted out of Section 203.  In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner.  For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms, with the term of office of only one of the three classes expiring each year.  A classified board of directors may render a change in control of us or removal of our incumbent management more difficult.  This provision could delay for up to two years the replacement of a majority of our board of directors.  We believe, however, that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.

Number of Directors; Removal; Vacancies

Our certificate of incorporation provides that the number of directors will be set only by our board of directors in accordance with our bylaws.  Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors.  Under the DGCL, unless the certificate of incorporation provides otherwise (which our certificate of incorporation does not), directors on a classified board of directors such as our board of directors may be removed only for cause by a majority vote of our stockholders.  Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of the directors then in office.  The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of us.

Advance Notice Bylaw

Our bylaws provide that, in order for any matter to be considered properly brought before a meeting or for a stockholder to nominate a candidate for director, a stockholder must comply with requirements regarding advance notice to us, including the timing of such notice and the information that such notice must contain.  Our certificate of incorporation provides that stockholders may not act by written consent without a meeting of stockholders.  These provisions could delay until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities.  These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.  Furthermore, stockholders do not have the ability to call a special meeting.

Amendment of Our Certificate of Incorporation and Bylaws

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage.  Under our certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the shares of our capital stock entitled to vote will be required to amend or repeal any of the provisions of our bylaws or certain provisions of our certificate of incorporation.  In addition, our certificate of incorporation permits our board of directors to amend or repeal our bylaws by a majority vote of the board of directors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relating to the acquisition, holding and disposition of our common stock.  For purposes of this section, under the heading “Material U.S. Federal Income Tax Considerations,” references to “we,” “us” or “our” mean only StoneCastle Financial Corp. and not any subsidiaries or other lower-tier entities that we may organize or invest in, except as otherwise indicated.  This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department (“Treasury regulations”), current administrative interpretations and practices of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which may be subject to differing interpretations or to change, possibly with retroactive effect.  No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.  Therefore, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.  This summary does not purport to discuss all aspects of U.S. federal income taxation to us or stockholders and in particular does not discuss those issues that may be important to stockholders subject to special tax rules, such as:

•                  former U.S. citizens or long-term residents subject to Code section 877 or section 877A;

•                  entities subject to the U.S. anti-inversion rules;

•                  non-U.S. Stockholders;

•                  persons who mark-to-market our common stock;

•                  subchapter S corporations;

•                  U.S. Stockholders (as defined below) whose functional currency is not the U.S. Dollar;

•                  financial institutions;

•                  insurance companies;

•                  broker-dealers;

•                  trusts and estates;

•                  holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;

•                  holders who hold our common stock through tax-advantaged accounts (such as an individual retirement account (an “IRA”), a 401(k) plan account or other qualified retirement account);

•                  persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and

•                  tax-exempt organizations.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of such partnership.  A partner of a partnership holding our common stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common stock by the partnership.

This summary assumes that stockholders will hold our common stock as capital assets, which generally means as property held for investment.  This discussion addresses only the U.S. income tax consequences of an investment by U.S. Stockholders, and therefore, does not address U.S. estate and gift tax rules, U.S. state or local taxation, the alternative minimum tax, excise taxes, transfer taxes or foreign taxes.

This summary does not discuss the consequences of an investment in our preferred stock, subscription rights or debt securities.  The U.S. federal income tax consequences of such an investment will be discussed in a relevant prospectus supplement.

For purposes of the following discussion, a “U.S. Stockholder” is a stockholder that is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.  A “Non-U.S. Stockholder” is a person that is neither a U.S. Stockholder nor an entity treated as a partnership for U.S. federal income tax purposes.

On December 22, 2017, new tax legislation was enacted which includes significant changes in tax rates, restrictions on miscellaneous itemized deductions, changes to the dividends received deduction, restrictions on the deduction of interest and the international operations of domestic businesses. Certain changes have sunset provisions, which are important to note. Because the tax legislation is recently enacted and additional guidance is forthcoming, there is still uncertainty in how the legislation will affect the Fund’s investments and shareholders and whether such legislation could have an adverse effect on the Fund’s investments or the taxation of the shareholders of the Fund. Shareholders are urged and advised to consult their own tax advisor with respect to the impact of this legislation.

THE U.S. FEDERAL INCOME TAX TREATMENT OF OUR STOCKHOLDERS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW.  IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES.  YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, OF HOLDING AND DISPOSING OF OUR COMMON STOCK.

Qualification as a RIC

We have elected to be treated, and intend to comply with the requirements to qualify annually, as a RIC under Subchapter M of the Code.  In order to qualify as a RIC, we must be registered as a management company under the Investment Company Act at all times during each taxable year and meet (i) an income test, and (ii) a diversification/asset test.  By qualifying as a RIC, we generally will not be subject to tax on that portion of our investment company taxable income and net realized capital gain provided we meet certain distribution requirements.  Failure to meet the income test or the diversification/asset test would disqualify us from RIC tax treatment for the entire year.  However, in certain situations we may be able to take corrective action which would allow us to remain qualified as a RIC.

The Income Test.  At least 90% of our gross income in each taxable year must be derived from dividends; interest; payments with respect to securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including gains from options, futures or forward contracts) derived with respect to our business of investing in such stock, securities or currencies; or net income from a “qualified publicly traded partnership.”

The Diversification/Asset Test.  At the end of each quarter of our taxable year, at least 50% of the value of our assets must be invested in cash and cash items (such as receivables); U.S. government securities; securities of other RICs; and securities of other issuers, provided that no investment in any such issuer exceeds 5% of the value of our assets or 10% of the issuer’s outstanding voting securities.  In addition, at the end of each quarter of our taxable year, generally no more than 25% of the value of our assets may be invested in (i) the securities (other than U.S. government securities or the securities of other RICs) of any one issuer, (ii) the securities (other than the securities of other RICs) of any two or more issuers that we control (i.e., ownership of 20% or more of the total combined voting power of all classes of stock entitled to vote) and that are engaged in the same or related trades or businesses or (iii) the securities of one or more qualified publicly traded partnerships.

Taxation of a RIC

RICs generally are not subject to U.S. corporate income tax on the part of their net ordinary income and net realized capital gains that they distribute to their stockholders, provided that they comply with the requirements to be a RIC and meet applicable distribution requirements.

Distribution Requirements.  In any fiscal year in which we distribute at least 90% of the sum of (i) our investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net capital gain (excess of net long-term capital gain over net short-term capital loss), reduced by deductible expenses) determined without regard to the deduction for dividends paid, and (ii) our net tax-exempt interest, if any (the excess of our gross tax-exempt interest over certain disallowed deductions), we generally will not be subject to U.S. federal income tax on our investment company taxable income and net capital gains that we timely distribute to our stockholders; instead, our stockholders will be taxed on such distributions as more fully described herein.  To the extent that we retain any investment company taxable income or net capital gain, we will be subject to U.S. federal income tax.  We may choose to retain our net capital gains for investment and pay the associated federal corporate income tax.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax at the RIC level.  To avoid the tax, we must distribute during each calendar year an amount at least equal to the sum of (i) 98% of our taxable ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of our capital gains in excess of our capital losses (adjusted for certain ordinary losses) for the one-year period ending on the last day of our taxable year (or October 31st, if applicable) and (iii) certain undistributed amounts from the prior year on which we paid no U.S. federal income tax.  While we intend to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of our taxable income and capital gain will be distributed to avoid entirely the imposition of the tax.  In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses).  If our expenses in a given year exceed our investment company taxable income, we would experience a net operating loss for that year.  However, a RIC is not permitted to carry forward net operating losses to subsequent years and such net operating losses do not pass through to its stockholders.  In addition, expenses can be used only to offset investment company taxable income, not net capital gain (excess of net long-term capital gain over net short-term capital loss).  A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC’s investment company taxable income, but may carry forward such losses, and use them to offset capital gains, indefinitely.  Due to these limits on the deductibility of expenses and net capital losses, we could for tax purposes have aggregate taxable income that we are required to distribute and that is taxable to our stockholders even if such income is greater than the aggregate net income we actually earned during those years.

Similarly, we may be required to recognize taxable income in circumstances in which we do not receive cash.  For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year.  Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the distribution requirements, even though we will not have received any corresponding cash amount.

Purchase of Our Stock.  Prior to purchasing our stock, the impact of dividends or distributions which are expected to be or have been declared, but not paid, should be carefully considered. Any dividend or distribution declared shortly after a purchase of our stock prior to the record date will have the effect of reducing the per share net asset value by the per share amount of the dividend or distribution, and to the extent the distribution consists of taxable income, the purchasing stockholder will be taxed on the taxable portion of the dividend or distribution received even though some or all of the amount distributed is effectively a return of capital. This is called “buying a dividend.” To avoid “buying a dividend,” check our distribution dates before you invest.

Taxation of a U.S. Stockholder

Distributions.  Distributions by a RIC generally are taxable to U.S. Stockholders as ordinary income or capital gains.

Distributions of our “investment company taxable income” (which is, generally, our ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. Stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of common stock.  However, distributions to noncorporate stockholders attributable to dividends received by us from U.S. and certain foreign corporations will generally be eligible for the maximum federal capital gains tax rate of 20% applicable to qualified dividend income, as long as certain other requirements are met.  For these lower rates to apply, the noncorporate stockholders must have owned our shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date and we must also have owned the underlying stock for this same period beginning 60 days before the ex-dividend date for the stock.  The amount of our distributions that otherwise qualify for these lower rates may be reduced as a result of our securities lending activities or a high portfolio turnover rate and may also be reduced as a result of certain derivative transactions entered into by us.

Distributions derived from our dividend income that would be eligible for the dividends received deduction if we were not a RIC may be eligible for the dividends received deduction for corporate stockholders.  The dividends received deduction, if available, is reduced to the extent the shares with respect to which the dividends are received are treated as debt-financed under federal income tax law and is eliminated if the shares are deemed to have been held for less than a minimum period, generally 46 days.  The dividends received deduction also may be reduced as a result of our securities lending activities or a high portfolio turnover rate or as a result of certain derivative transactions entered into by us.

Distributions of our net capital gains (which is generally our net long-term capital gains in excess of net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a non-corporate U.S. Stockholder as long-term capital gains which are generally subject to the federal capital gains tax rate, to the extent of our current or accumulated earnings and profits, regardless of the U.S. Stockholder’s holding period for his, her or its stock and regardless of whether paid in cash or reinvested in additional stock.  Distributions in excess of our earnings and profits first will be treated as a return of capital.  A return of capital is not taxable but will reduce a U.S. Stockholder’s adjusted tax basis in our stock and, after the adjusted basis is reduced to zero, the amount of the distribution in excess of our earnings and profits and the U.S. Stockholder’s adjusted tax basis will constitute capital gains to such U.S. Stockholder.  Such capital gain will be long-term capital gain and thus will be generally taxed at the federal capital gains tax rate, if the distributions are attributable to stock held for more than one year by a non-corporate U.S. Stockholder.

If we designate any of our retained capital gains as a deemed distribution, we will pay tax on the retained amount, and each U.S. Stockholder will be required to include the U.S. Stockholder’s share of the deemed distribution in income as if it had been actually distributed to the U.S. Stockholder.  The U.S. Stockholder may be entitled to claim a credit equal to the U.S. Stockholder’s allocable share of the tax paid thereon by us.  The amount of the deemed distribution net of such tax will be added to the U.S. Stockholder’s tax basis for his, her or its common stock.  Because we expect to pay tax on any retained capital gains at the regular corporate tax rate, and because that rate generally is less than the maximum rate currently payable by non-corporate U.S. Stockholders on long-term capital gains, the amount of tax that non-corporate U.S. Stockholders will be treated as having paid and for which they will receive a credit may not exceed the tax they owe on the retained net capital gain.  A stockholder that is not subject to U.S. federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid.  In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year.

For purposes of determining (i) whether the distribution requirements are satisfied for any year and (ii) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question.  If we make such an election, the U.S. Stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made.  However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. Stockholders on December 31 of the year in which the dividend was declared.

Sale of Stock.  Upon the sale, exchange or other taxable disposition of our common stock, a U.S. Stockholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Stockholder’s adjusted tax basis in our stock.  Any such capital gain or loss will generally be a long-term capital gain or loss if the U.S. Stockholder has held the stock for more than one year at the time of disposition and such shares of common stock are held as capital assets.  Otherwise, the gain or loss would be classified as short-term capital gain or loss except as otherwise noted herein.  However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less (determined by applying the holding period rules contained in Code Section 852(b)(4)(C)) will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such stock.  In addition, all or a portion of any capital loss arising from the sale or disposition of shares of our common stock may be disallowed to the extent the U.S. Stockholder acquires other shares of our common stock (through reinvestment of dividends or otherwise) within 30 days before or after the sale or disposition.  In such case, any disallowed loss is generally added to the U.S. Stockholder’s adjusted tax basis of the acquired stock.

Long-term capital gains of non-corporate U.S. Stockholders are generally subject to the U.S. federal capital gains rate.  Capital losses generally are deductible only against capital gains except that individuals may deduct up to $3,000 of capital losses against ordinary income.

Dividend Reinvestment Plan.  Under the dividend reinvestment plan, if a U.S. Stockholder’s common stock is registered directly with us or with a brokerage firm that participates in our Plan, the U.S. Stockholder will have all cash distributions automatically reinvested in additional shares of common stock unless the U.S. Stockholder opts out of the dividend reinvestment plan.  See “Dividend Reinvestment Plan.” Any distributions reinvested under the Plan will nevertheless remain taxable to the U.S. Stockholder.  To the extent that a U.S. Stockholder receives distributions in the form of additional shares of our common stock purchased in the market, the U.S. Stockholder should be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of money that the stockholders receiving cash distributions will receive, and should have a cost basis in the shares received equal to such amount.  To the extent that a U.S. stockholder receives a distribution in newly issued shares of our common stock, the U.S. stockholder should be treated as receiving a distribution equal to the fair market value of the shares received on the date of the distribution, and should have a cost basis in the shares received equal to such amount.  The additional shares of common stock will have a new holding period commencing on the day following the day on which the stock is credited to the U.S. Stockholder’s account.

Tax on Net Investment Income.  Non-corporate U.S. Stockholders whose income exceeds certain thresholds are subject to an additional 3.8% Medicare contribution tax on “net investment income,” subject to certain limitations and exceptions.  For this purpose, net investment income generally includes dividends, interest and long-term capital gains from the sale or other disposition of stock, such as our common stock.  U.S. Stockholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our stock.

Taxation of a Non-U.S. Stockholder

Distributions.  Distributions by us will be treated as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Dividends paid to a Non-U.S. Stockholder generally will be subject to U.S. withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty.  If a Non-U.S. Stockholder is eligible for a reduced rate of withholding tax under an applicable tax treaty, the Non-U.S. Stockholder will be required to provide an applicable IRS Form W-8 certifying its entitlement to benefits under the treaty in order to obtain a reduced rate of withholding tax.  However, if the distributions are effectively connected with a U.S. trade or business of the Non-U.S. Stockholder (or, if an income tax treaty applies, attributable to a permanent establishment in the United States of the Non-U.S. Stockholder), then the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons, plus, in certain cases where the Non-U.S. Stockholder is a corporation, a branch profits tax at a 30% rate (or lower rate provided in an applicable treaty).  If the Non-U.S. Stockholder is subject to such U.S. income tax on a distribution, then we are not required to withhold U.S. federal tax if the Non-U.S. Stockholder complies with applicable certification and disclosure requirements.  Special certification requirements apply to a Non-U.S. Stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.

Code section 871(k) provides certain “look-through” treatment to Non-U.S. Stockholders, permitting interest-related dividends and short-term capital gains not to be subject to U.S. withholding tax.

If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be treated for U.S. federal income tax purposes as a tax-free return of capital to the extent of the Non-U.S. Stockholder’s tax basis in our common stock.  To the extent that any distribution received by a Non-U.S. Stockholder exceeds the Non-U.S. Stockholder’s tax basis in our common stock and our current and accumulated earnings and profits, the excess will be treated as gain from the sale of the common stock and will be taxed as described in “Sales of Stock” below.

Sales of Stock.  A Non-U.S. Stockholder generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other non-redemption disposition of our common stock, unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Stockholder in the United States (or, if the Non-U.S. Stockholder is eligible for the benefits of a U.S. tax treaty, the gain is attributable to a permanent establishment in the United States of the Non-U.S. Stockholder); (ii) the Non-U.S. Stockholder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and who has a “tax home” in the United States; or (iii) we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the date of disposition of our common stock or, if shorter, within the period during which the Non-U.S. Stockholder has held our common stock.  Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.  We do not expect to be treated as a U.S. real property holding corporation.

Dividend Reinvestment Plan.  Under the dividend reinvestment plan, if a Non-U.S. Stockholder’s common stock is registered directly with us or with a brokerage firm that participates in our Plan, the Non-U.S. Stockholder will have all cash distributions automatically reinvested in additional shares unless the Non-U.S. Stockholder opts out of the Plan.  If the distribution is a distribution of our investment company taxable income, is not designated by us as a short-term capital gain dividend or interest-related dividend (if applicable and to the extent that the temporary “look-through” rule described above is extended), and is not effectively connected with a U.S. trade or business of the Non-U.S. Stockholder (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), the amount distributed (to the extent of our current or accumulated earnings and profits) will be subject to withholding of federal income tax at a 30% rate (or lower rate provided by an applicable income tax treaty) and only the net after-tax amount will be reinvested in our shares.  If the distribution is effectively connected with a U.S. trade or business of the Non-U.S. Stockholder (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), the full amount of the distribution generally will be reinvested in our common stock and will nevertheless be subject to federal income tax at the ordinary income rates applicable to U.S. persons.  The Non-U.S. Stockholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the amount of the reinvested distribution.  The additional shares of our common stock will have a new holding period commencing on the day following the day on which the shares of our common stock are credited to the Non-U.S. Stockholder’s account.

FATCA

Pursuant to the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax generally is imposed on payments of interest and dividends to (i) foreign financial institutions including non-U.S. investment funds and (ii) certain other foreign entities, unless the foreign financial institution or foreign entity provides the withholding agent with documentation sufficient to show that it is compliant with FATCA (generally by providing the Fund with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable).  If the payment is subject to the 30% withholding tax under FATCA, a non-U.S. shareholder will not be subject to the 30% withholding tax described above on the same income.  Under proposed regulations, FATCA withholding on the gross proceeds of share redemptions and certain capital gain distributions, scheduled to take effect beginning January 1, 2019, has been eliminated.  Such proposed regulations are subject to change.  Shareholders are urged and advised to consult their own tax advisors regarding the application of the FATCA reporting and withholding regime to their own tax situation.

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, Non-U.S. Stockholders are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of our common stock.

Backup Withholding

We are required in certain circumstances to backup withhold on certain payments paid to non-corporate stockholders of our common stock who do not furnish us with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding.  Backup withholding is not an additional tax.  Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Foreign Bank and Financial Accounts and Foreign Financial Asset Reporting Requirement

A U.S. Stockholder that owns directly or indirectly more than 50% by vote or value of our common stock is urged and advised to consult its own tax advisor regarding its filing obligations with respect to IRS Form FinCEN 114, Report of Foreign Bank and Financial Accounts.

Also, under certain rules, subject to exceptions, individuals (and, to the extent provided in forthcoming future Treasury regulations, certain domestic entities) must report annually their interests in “specified foreign financial assets” on their U.S. federal income tax returns.  It is currently unclear whether and under what circumstances stockholders would be required to report their indirect interests in our “specified foreign financial assets” (if any) under these new rules.

U.S. Stockholders may be subject to substantial penalties for failure to comply with these reporting requirements.  U.S. Stockholders are urged and advised to consult their own tax advisors to determine whether these reporting requirements are applicable to them.

Tax Shelter Reporting Regulations

Under Treasury regulations, if a U.S. Stockholder recognizes a loss of $2 million or more for an individual U.S. Stockholder or $10 million or more for a corporate U.S. Stockholder, the U.S. Stockholder must file with the IRS a disclosure statement on IRS Form 8886.  The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.  U.S. Stockholders are urged and advised to consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Failure to Qualify or Maintain Status as a RIC

If, in any taxable year, we fail to qualify as a RIC, we would be taxed in the same manner as a regular, or “C,” corporation and our stockholders would be taxed as stockholders in such a regular, or “C,” corporation.  As a “C” corporation, we would be subject to U.S. federal income tax on our taxable income at the graduated rates applicable to corporations, currently at a flat rate of 21%, and our shareholders will be taxed on any distributions as described above.

THE PRECEDING DISCUSSION IS MERELY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF AN INVESTMENT IN OUR COMMON STOCK AND DOES NOT PURPORT TO BE COMPLETE IN ANY RESPECT.  THIS SUMMARY IS PROVIDED FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE CONSIDERED TAX ADVICE OR RELIED ON BY AN INVESTOR. ANY PROSPECTIVE INVESTOR CONSIDERING AN INVESTMENT IN OUR COMMON STOCK IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF SUCH AN INVESTMENT IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

CERTAIN ERISA CONSIDERATIONS

The following is a general summary of certain considerations applicable to an investment in us by an employee benefit plan subject to ERISA (as defined below) or Section 4975 of the Code.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) subject to Title I of ERISA, including entities whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans.  Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions that involve the assets of an ERISA Plan and of other “plans” that are subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, except to the extent that a statutory or administrative exemption applies.  A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code.

ERISA, as well as a regulation promulgated by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “DOL Plan Asset Regulation”), generally provides as relevant here that, when a Plan acquires an equity interest in an entity that is issued by an investment company registered under the Investment Company Act, the Plan’s assets include the equity interest, but not, solely by reason of such investment, any of the underlying assets of the entity.

Even if our assets are not “plan assets” for purposes of the fiduciary responsibility and prohibited transaction rules under ERISA or Section 4975 of the Code, a prohibited transaction could arise in connection with a Plan’s acquisition of our common stock.  Consequently, the fiduciary of an ERISA Plan contemplating an investment in our common stock in the offering should consider, for example, whether we, any other person associated with the issuance of our common stock or any of their affiliates, is or might become a “party in interest” or “disqualified person” with respect to the ERISA Plan, and, if so, whether an exemption from such prohibited transaction rules is needed and is applicable.

Each purchaser of our common stock in the offering will be deemed to have represented, warranted and agreed that its purchase and holding of our common stock do not and will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

THE PRECEDING DISCUSSION IS MERELY A SUMMARY OF CERTAIN ERISA IMPLICATIONS OF AN INVESTMENT IN OUR COMMON STOCK AND DOES NOT PURPORT TO BE COMPLETE IN ANY RESPECT.  ANY PROSPECTIVE INVESTOR CONSIDERING AN INVESTMENT IN OUR COMMON STOCK IS STRONGLY URGED TO CONSULT ITS OWN LEGAL, TAX AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF SUCH AN INVESTMENT UNDER ERISA AND SECTION 4972 OF THE CODE IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

CLOSED-END FUND STRUCTURE

We are registered as a non-diversified, closed-end management investment company under the Investment Company Act, commonly referred to as a “closed-end investment company.” Closed-end management investment companies differ from open-end management investment companies (commonly referred to as “mutual funds”) in that closed-end investment companies generally list their shares for trading on a stock exchange and do not redeem their stock at the request of the stockholder.  This means that if a stockholder wishes to sell shares of a closed-end management investment company, he or she must trade them on the market like any other stock at the prevailing market price at that time.  In a mutual fund, if the stockholder wishes to sell shares of the company, the mutual fund will redeem, or buy back, the shares at NAV.  Mutual funds also generally offer new shares on a continuous basis to new investors, and closed-end management investment companies generally do not.  The continuous inflows and outflows of assets in a mutual fund can make it difficult to manage investments.  By comparison, closed-end management investment companies are generally able to stay more fully invested in securities that are consistent with their investment objectives and also have greater flexibility to make certain types of investments and to use certain investment strategies, such as financial leverage and investments in illiquid securities.

When shares of closed-end management investment companies are traded, they frequently trade at a discount to their NAV.  See “Risk Factors—Risks Related to Offerings.” This characteristic of shares of closed-end management investment companies is a risk separate and distinct from the risk that the closed-end management investment company’s NAV may decrease as a result of investment activities.  Our conversion to an open-end mutual fund would require an amendment to our Charter.  Our shares of common stock are listed on the NASDAQ Global Select Market under the symbol “BANX.”

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have selected Tait, Weller & Baker LLP as our independent registered public accounting firm.  Their principal business address is50 South 16th Street, Suite 2900, Philadelphia, PA 19102.

ADMINISTRATOR, CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

BNY Mellon Investment Servicing (US) Inc., 4400 Computer Drive, Westborough, Massachusetts 01581, serves as our administrator.

The Bank of New York Mellon, located at 2 Hanson Place, Brooklyn, New York 11217, serves as our custodian.

Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021, is the transfer agent and registrar for our common stock and serves as our dividend paying agent.

LEGAL MATTERS

Certain legal matters in connection with any future offering will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania.

APPENDIX A

SUMMARY OF CERTAIN PROVISIONS OF THE INDENTURE AND FORM OF SUPPLEMENTAL INDENTURE

The following is a summary of certain provisions of the indenture (the “Original Indenture”) and the supplemental indenture (“Supplemental Indenture”) that the Company expects to enter into in connection with the issuance of debt securities. This summary does not purport to be complete and is qualified in its entirety by reference to the indenture, a copy of which will be filed with the Commission in connection with an offering of debt securities by the Fund.

DEFINITIONS

“‘AA’ Composite Commercial Paper Rate” on any date means (i) the interest equivalent of (1) the 7-day rate, in the case of a Rate Period which is 7 days or shorter, (2) the 30-day rate, in the case of a Rate Period which is a Standard Rate Period greater than 7 days but fewer than or equal to 31 days, or (3) the 180-day rate, in the case of all other Rate Periods, on financial commercial paper on behalf of issuers whose corporate bonds are rated “AA” by S&P, or the equivalent of such rating by another nationally recognized rating agency, as announced by the Federal Reserve Bank of New York for the close of business on the Business Day immediately preceding such date; or (ii) if the Federal Reserve Bank of New York does not make available such a rate, then the arithmetic average of the interest equivalent of such rates on financial commercial paper placed on behalf of such issuers, as quoted on a discount basis or otherwise by the Commercial Paper Dealers to the Auction Agent for the close of business on the Business Day immediately preceding such date (rounded to the next highest .001 of 1%). If any Commercial Paper Dealer does not quote a rate required to determine the “AA” Composite Commercial Paper Rate, such rate shall be determined on the basis of the quotations (or quotation) furnished by the remaining Commercial Paper Dealers (or Dealer), if any, or, if there are no such Commercial Paper Dealers, a nationally recognized dealer in commercial paper of such issues then making such quotations selected by the Issuer. For purposes of this definition, (A) “Commercial Paper Dealers” shall mean (1)               and ; (2)            in lieu of any thereof, its respective Affiliate or successor; and (3) in the event that any of the foregoing shall cease to quote rates for financial commercial paper of issuers of the sort described above, in substitution therefor, a nationally recognized dealer in financial commercial paper of such issuers then making such quotations selected by the Issuer, and (B) “interest equivalent” of a rate stated on a discount basis for financial commercial paper of a given number of days’ maturity shall mean a number equal to the quotient (rounded upward to the next higher one-thousandth of 1%) of (1) such rate expressed as a decimal, divided by (2) the difference between (x) 1.00 and (y) a fraction, the numerator of which shall be the product of such rate expressed as a decimal, multiplied by the number of days in which such commercial paper shall mature and the denominator of which shall be 360.

“Affiliate” means any person controlled by, in control of or under common control with the Issuer; provided that no Broker-Dealer controlled by, in control of or under common control with the Issuer shall be deemed to be an Affiliate nor shall any corporation or any person controlled by, in control of or under common control with such corporation one of the directors or executive officers of which is also a Director of the Issuer be deemed to be an Affiliate solely because such director or executive officer is also a Director of the Issuer.

“Agent Member” means a member of or participant in the Securities Depository that will act on behalf of a Bidder.

“All Hold Rate” means 80% of the “AA” Composite Commercial Paper Rate.

“Applicable Rate” means the rate determined in accordance with the procedures in Section 2.02(c)(i) of this Supplemental Indenture.

“Auction” means each periodic implementation of the Auction Procedures.

“Auction Agent” means                   unless and until another commercial bank, trust company, or other financial institution appointed by a resolution of the Board of Directors enters into an agreement with the Issuer to follow the Auction Procedures for the purpose of determining the Applicable Rate.

“Auction Agreement” means the agreement between the Auction Agent and the Issuer pursuant to which the Auction Agent agrees to follow the procedures specified in Appendix A-I to this Supplemental Indenture, as such agreement may from time to time be amended or supplemented.

“Auction Date” means the first Business Day next preceding the first day of a Rate Period for each series of             Notes.

“Auction Desk” means the business unit of a Broker-Dealer that fulfills the responsibilities of the Broker-Dealer under a Broker-Dealer Agreement, including soliciting Bids for the             Notes, and units of the Broker-Dealer which are not separated by information controls appropriate to control, limit and monitor the inappropriate dissemination of information about Bids.

“Auction Period” means with respect to the            Notes, either a Standard Auction Period or a Special Auction Period, as applicable.

“Auction Procedures” means the procedures for conducting Auctions set forth in Appendix A-I hereto.

“Auction Rate” means for each series of            Notes for each Auction Period, (i) if Sufficient Clearing Bids exist, the Winning Bid Rate, provided, however, if all of the     Notes are the subject of Submitted Hold Orders, the All Hold Rate for such series of      Notes and (ii) if Sufficient Clearing Bids do not exist, the Maximum Rate for such series of     Notes.

“Authorized Denomination” means $25,000 and any integral multiple thereof.

“Available            Notes” means for each series of             Notes on each Auction Date, the number of Units of             Notes of such series that are not the subject of Submitted Hold Orders.

“Beneficial Owner,” with respect to each series of       Notes, means a customer of a Broker-Dealer who is listed on the records of that Broker-Dealer (or, if applicable, the Auction Agent) as a holder of such series of      Notes.

“Bid” shall have the meaning specified in Appendix A-I hereto.

“Bidder” means each Beneficial Owner, Potential Beneficial Owner and Broker Dealer who places an Order.

“Board of Directors” or “Board” means the Board of Directors of the Issuer or any duly authorized committee thereof as permitted by applicable law.

“Broker-Dealer” means any broker-dealer or broker-dealers, or other entity permitted by law to perform the function required of a Broker-Dealer by the Auction Procedures, that has been selected by the Issuer and that is a party to a Broker-Dealer Agreement with the Auction Agent.

“Broker-Dealer Agreement” means an agreement between the Auction Agent and a Broker-Dealer, pursuant to which such Broker-Dealer agrees to follow the Auction Procedures.

“Broker-Dealer Deadline” means, with respect to an Order, the internal deadline established by the Broker-Dealer through which the Order was placed after which it will not accept Orders or any change in any Order previously placed with such Broker-Dealer; provided, however, that nothing shall prevent the Broker-Dealer from correcting Clerical Errors by the Broker-Dealer with respect to Orders from Bidders after the Broker-Dealer Deadline pursuant to the provisions herein. Any Broker-Dealer may change the time or times of its Broker-Dealer Deadline as it relates to such Broker-Dealer by giving notice not less than two Business Days prior to the date such change is to take effect to Bidders who place Orders through such Broker-Dealer.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday or other day on which banks in the City of New York, New York are authorized or obligated by law to close, days on which the Federal Reserve Bank of New York is not open for business, days on which banking institutions or trust companies located in the state in which the operations of the Auction Agent are conducted are authorized or required to be closed by law, regulation or executive order of the state in which the Auction Agent conducts operations with respect to the            Notes.

“Clerical Error” means a clerical error in the processing of an Order, and includes, but is not limited to, the following: (i) a transmission error, including but not limited to, an Order sent to the wrong address or number, failure to transmit certain pages or illegible transmission, (ii) failure to transmit an Order received from one or more Existing Holders or Potential Beneficial Owners (including Orders from the Broker-Dealer which were not originated by the Auction Desk) prior to the Broker-Dealer Deadline or generated by the Broker-Dealer’s Auction Desk for its own account prior to the Submission Deadline or (iii) a typographical error. Determining whether an error is a “Clerical Error” is within the reasonable judgment of the Broker-Dealer, provided that the Broker-Dealer has a record of the correct Order that shows it was so received or so generated prior to the Broker-Dealer Deadline or the Submission Deadline, as applicable.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Paper Dealers” has the meaning set forth in the definition of AA Composite Commercial Paper Rate.

“Commission” means the Securities and Exchange Commission.

“Default Rate” means the Reference Rate multiplied by three (3).

“Deposit Securities” means cash and any obligations or securities, including short term money market instruments that are Eligible Assets, rated at least              ,               or  by              , except that, such obligations or securities shall be considered “Deposit Securities” only if they are also rated at least P-2 by Moody’s.

“Discount Factor” means the Moody’s Discount Factor (if Moody’s is then rating the     Notes),             Discount Factor (if         is then rating the          Notes) or an Other Rating Agency Discount Factor, whichever is applicable.

“Discounted Value” means the quotient of the Market Value of an Eligible Asset divided by the applicable Discount Factor, provided that with respect to an Eligible Asset that is currently callable, Discounted Value will be equal to the quotient as calculated above or the call price, whichever is lower, and that with respect to an Eligible Asset that is prepayable, Discounted Value will be equal to the quotient as calculated above or the par value, whichever is lower.

“Eligible Assets” means Moody’s Eligible Assets or             ‘s Eligible Assets (if Moody’s or           are then rating the           Notes) and/or Other Rating Agency Eligible Assets, whichever is applicable.

“Error Correction Deadline” means one hour after the Auction Agent completes the dissemination of the results of the Auction to Broker-Dealers without regard to the time of receipt of such results by any Broker-Dealer; provided, however, in no event shall the Error Correction Deadline extend past 4:00 p.m., New York City time unless the Auction Agent experiences technological failure or force majeure in disseminating the Auction results which causes a delay in dissemination past 3:00 p.m., New York City time.

“Existing Holder,” with respect to            Notes of a series, shall mean a Broker-Dealer (or any such other Person as may be permitted by the Issuer) that is listed on the records of the Auction Agent as a holder of              Notes of such series.

“                ” means             Ratings and its successors at law.

“             Discount Factor” means the discount factors set forth in the Guidelines for use in calculating the Discounted Value of the Issuer’s assets in connection with            ‘s ratings of      Notes.

“              Eligible Asset” means assets of the Issuer set forth in the          Guidelines as eligible for inclusion in calculating the Discounted Value of the Issuer’s assets in connection with            ‘s ratings of           Notes.

“             Guidelines” mean the guidelines provided by            , as may be amended from time to time, in connection with              ‘s ratings of             Notes.

“Hold Order” shall have the meaning specified in Appendix A-I hereto or an Order deemed to have been submitted as provided in paragraph (c) of Section 1 of Appendix A-I hereto.

“Holder” means, with respect to              Notes, the registered holder of notes of each series of     Notes as the same appears on the books or records of the Issuer.

“Index” means on any Auction Date with respect to             Notes in any Auction Period of 35 days or less the applicable LIBOR rate. The Index with respect to            Notes in any Auction Period of more than 35 days shall be the rate on United States Treasury Securities having a maturity which most closely approximates the length of the Auction Period as last published in The Wall Street Journal or such other source as may be mutually agreed upon by the Trustee and the Broker-Dealers. If either rate is unavailable, the Index shall be an index or rate agreed to by all Broker-Dealers and consented to by the Issuer. For the purpose of this definition an Auction Period of 35 days or less means a 35-day Auction Period or shorter Auction Period, i.e., a 35-day Auction Period which is extended because of a holiday would still be considered an Auction Period of 35 days or less.

“Interest Payment Date” when used with respect to any             Notes, means the date on which an installment of interest on such     Notes shall be due and payable which generally shall be the day next following an Auction Date.

“LIBOR” means, for purposes of determining the Reference Rate, (i) the rate for deposits in U.S. dollars for the designated Rate Period, which appears on display page 3750 of Moneyline’s Telerate Service (“Telerate Page 3750”) (or such other page as may replace that page on that service, or such other service as may be selected by Lehman Brothers Inc. or its successors) as of 11:00 a.m., London time, on the day that is the Business Day on the Auction Date or, if the Auction Date is not a Business Day, the Business Day preceding the Auction Date (the “LIBOR Determination Date”), or (ii) if such rate does not appear on Telerate Page 3750 or such other page as may replace such Telerate Page 3750, (A)             shall determine the arithmetic mean of the offered quotations of the reference banks to leading banks in the London interbank market for deposits in U.S. dollars for the designated Rate Period in an amount determined by               by reference to requests for quotations as of approximately 11:00 a.m. (London time) on such date made by              to the reference banks, (B) if at least two of the reference banks provide such quotations, LIBOR shall equal such arithmetic mean of such quotations, (C) if only one or none of the reference banks provide such quotations, LIBOR shall be deemed to be the arithmetic mean of the offered quotations that leading banks in The City of New York, New York selected by               (after obtaining the Issuer’s approval) are quoting on the relevant LIBOR Determination Date for deposits in U.S. dollars for the designated Rate Period in an amount determined by                (after obtaining the Issuer’s approval) that is representative of a single transaction in such market at such time by reference to the principal London office of leading banks in the London interbank market; provided, however, that if               is not a Broker-Dealer or does not quote a rate required to determine LIBOR, LIBOR will be determined on the basis of the quotation or quotations furnished by any other Broker-Dealer selected by the Issuer to provide such rate or rates not being supplied by             ; provided further, that if               and/or a substitute Broker-Dealer are required but unable to determine a rate in accordance with at least one of the procedures provided above, LIBOR shall be the most recently determinable LIBOR. If the number of Rate Period days shall be (i) 7 or more but fewer than 21 days, such rate shall be the seven-day LIBOR rate; (ii) more than 21 but fewer than 49 days, such rate shall be one-month LIBOR rate; (iii) 49 or more but fewer than 77 days, such rate shall be the two-month LIBOR rate; (iv) 77 or more but fewer than 112 days, such rate shall be the three-month LIBOR rate; (v) 112 or more but fewer than 140 days, such rate shall be the four-month LIBOR rate; (vi) 140 or more but fewer than 168 days, such rate shall be the five-month LIBOR rate; (vii) 168 or more but fewer 189 days, such rate shall be the six-month LIBOR rate; (viii) 189 or more but fewer than 217 days, such rate shall be the seven-month LIBOR rate; (ix) 217 or more but fewer than 252 days, such rate shall be the eight-month LIBOR rate; (x) 252 or more but fewer than 287 days, such rate shall be the nine-month LIBOR rate; (xi) 287 or more but fewer than 315 days, such rate shall be the ten-month LIBOR rate; (xii) 315 or more but fewer than 343 days, such rate shall be the eleven-month LIBOR rate; and (xiii) 343 or more days but fewer than 365 days, such rate shall be the twelve-month LIBOR rate.

“Market Value” means the market value of an asset of the Issuer determined as follows: For equity securities, the value obtained from readily available market quotations. If an equity security is not traded on an exchange or not available from a Board-approved pricing service, the value obtained from written broker-dealer quotations. For fixed-income securities, the value obtained from readily available market quotations based on the last sale price of a security on the day the Issuer values its assets or the market value obtained from a pricing service or the value obtained from a direct written broker-dealer quotation from a dealer who has made a market in the security. “Market Value” for other securities will mean the value obtained pursuant to the Issuer’s valuation procedures. If the market value of a security cannot be obtained, or the Issuer’s investment advisor determines that the value of a security as so obtained does not represent the fair value of a security, fair value for that security shall be determined pursuant to the valuation procedures adopted by the Board of Directors.

“Maximum Rate” means, on any date on which the Applicable Rate is determined, the rate equal to the applicable percentage of the Reference Rate, subject to upward but not downward adjustment in the discretion of the Board of Directors after consultation with the Broker-Dealers, provided that immediately following any such increase the Issuer would be in compliance with the              Notes Basic Maintenance Amount.

“Minimum Rate” means, on any Auction Date with respect to a Rate Period of             days or fewer, 70% of the AA Composite Commercial Paper Rate at the close of business on the Business Day next preceding such Auction Date. There shall be no Minimum Rate on any Auction Date with respect to a Rate Period of more than the Standard Rate Period.

“Moody’s” means Moody’s Investors Service, Inc., a Delaware corporation, and its successors at law.

“Moody’s Discount Factor” means the discount factors set forth in the Moody’s Guidelines for use in calculating the Discounted Value of the Issuer’s assets in connection with Moody’s ratings of     Notes.

“Moody’s Eligible Assets” means assets of the Issuer set forth in the Moody’s Guidelines as eligible for inclusion in calculating the Discounted Value of the Issuer’s assets in connection with Moody’s ratings of        Notes.

“Moody’s Guidelines” mean the guidelines provided by Moody’s, as may be amended from time to time, in connection with Moody’s ratings of             Notes.

“1940 Act              Notes Asset Coverage” means asset coverage, as determined in accordance with Section 18(h) of the Investment Company Act, of at least 300% with respect to all outstanding senior securities representing indebtedness of the Issuer, including all Outstanding              Notes (or such other asset coverage as may in the future be specified in or under the Investment Company Act as the minimum asset coverage for senior securities representing indebtedness of a closed-end investment company as a condition of declaring dividends on its common stock), determined on the basis of values calculated as of a time within 48 hours next preceding the time of such determination.

“Notes” means Securities of the Issuer ranking on a parity with the            Notes that may be issued from time to time pursuant to the Indenture.

“Order” means a Hold Order, Bid or Sell Order.

“Original Issue Date” means, with respect to the            Notes, .

“Other Rating Agency” means each rating agency, if any, other than Moody’s or           then providing a rating for the           Notes pursuant to the request of the Issuer.

“Other Rating Agency Discount Factor” means the discount factors set forth in the Other Rating Agency Guidelines of each Other Rating Agency for use in calculating the Discounted Value of the Issuer’s assets in connection with the Other Rating Agency’s rating of     Notes.

“Other Rating Agency Eligible Assets” means assets of the Issuer set forth in the Other Rating Agency Guidelines of each Other Rating Agency as eligible for inclusion in calculating the Discounted Value of the Issuer’s assets in connection with the Other Rating Agency’s rating of              Notes.

“Other Rating Agency Guidelines” mean the guidelines provided by each Other Rating Agency, as may be amended from time to time, in connection with the Other Rating Agency’s rating of             Notes.

“Outstanding” or “outstanding” means, as of any date,             Notes theretofore issued by the Issuer except, without duplication, (i) any           Notes theretofore canceled, redeemed or repurchased by the Issuer, or delivered to the Trustee for cancellation or with respect to which the Issuer has given notice of redemption and irrevocably deposited with the Paying Agent sufficient funds to redeem such  Notes and (ii) any             Notes represented by any certificate in lieu of which a new certificate has been executed and delivered by the Issuer. Notwithstanding the foregoing, (A) in connection with any Auction, any series of           Notes as to which the Issuer or any person known to the Auction Agent to be an Affiliate of the Issuer shall be the Existing Holder thereof shall be disregarded and deemed not to be Outstanding; and (B) for purposes of determining the           Notes Basic Maintenance Amount, Notes held by the Issuer shall be disregarded and not deemed Outstanding but Notes held by any Affiliate of the Issuer shall be deemed Outstanding.

“Paying Agent” means            unless and until another entity appointed by a resolution of the Board of Directors enters into an agreement with the Issuer to serve as paying agent, transfer agent, registrar, and redemption agent with respect to the            Notes, which Paying Agent may be the same as the Trustee or the Auction Agent.

“Person” or “person” means and includes an individual, a partnership, a trust, a company, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.

“Potential Beneficial Owner,” with respect to a series of            Notes, shall mean a customer of a Broker-Dealer that is not a Beneficial Owner of             Notes of such series but that wishes to purchase            Notes of such series, or that is a Beneficial Owner of             Notes of such series that wishes to purchase additional            Notes of such series; provided, however, that for purposes of conducting an Auction, the Auction Agent may consider a Broker-Dealer acting on behalf of its customer as a Potential Beneficial Owner.

“Potential Holder,” with respect to             Notes of such series, shall mean a Broker-Dealer (or any such other person as may be permitted by the Issuer) that is not an Existing Holder of           Notes of such series or that is an Existing Holder of           Notes of such series that wishes to become the Existing Holder of additional           Notes of such series; provided, however, that for purposes of conducting an Auction, the Auction Agent may consider a Broker-Dealer acting on behalf of its customer as a Potential Holder.

“Rate Period” means, with respect to a series of           Notes, the period commencing on the Original Issue Date thereof and ending on the date specified for such series on the Original Issue Date thereof and thereafter, as to such series, the period commencing on the day following each Rate Period for such series and ending on the day established for such series by the Issuer.

“Rating Agency” means each of            (if            is then rating              Notes), Moody’s (if Moody’s is then rating             Notes) and any Other Rating Agency.

“Rating Agency Guidelines” mean              Guidelines (if  is then rating             Notes), Moody’s Guidelines (if Moody’s is then rating             Notes) and any Other Rating Agency Guidelines.

“Redemption Date,” when used with respect to any          Note to be redeemed, means the date fixed for such redemption by or pursuant to the Indenture.

“Redemption Price,” when used with respect to any          Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

“Reference Rate” means, with respect to the determination of the Maximum Rate and Default Rate, the greater of (i) the applicable AA Composite Commercial Paper Rate (for a Rate Period of fewer than 184 days) or the applicable Treasury Index Rate (for a Rate Period of 184 days or more), or (ii) the applicable LIBOR Rate.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Securities Depository” means The Depository Trust Company and its successors and assigns or any successor securities depository selected by the Issuer that agrees to follow the procedures required to be followed by such securities depository in connection with the      Notes Series .

“Sell Order” shall have the meaning specified in Appendix A-I hereto.

“Special Auction Period” means an Auction Period that is not a Standard Auction Period.

“Special Rate Period” means a Rate Period that is not a Standard Rate Period.

“Specific Redemption Provisions” means, with respect to any Special Rate Period of more than one year, either, or any combination of a period (a “Non-Call Period”) determined by the Board of Directors after consultation with the Broker-Dealers, during which the      Notes subject to such Special Rate Period are not subject to redemption at the option of the Issuer consisting of a number of whole years as determined by the Board of Directors after consultation with the Broker-Dealers, during each year of which the            Notes subject to such Special Rate Period shall be redeemable at the Issuer’s option and/or in connection with any mandatory redemption at a price equal to the principal amount plus accrued but unpaid interest plus a premium expressed as a percentage or percentages of $25,000 or expressed as a formula using specified variables as determined by the Board of Directors after consultation with the Broker-Dealers.

“Standard Auction Period” means an Auction Period of           days.

“Standard Rate Period” means a Rate Period of        days.

“Stated Maturity” with respect to            Notes Series           , shall mean            .

“Submission Deadline” means 1:00 P.M., New York City time, on any Auction Date or such other time on such date as shall be specified by the Auction Agent from time to time pursuant to the Auction Agreement as the time by which the Broker-Dealers are required to submit Orders to the Auction Agent. Notwithstanding the foregoing, the Auction Agent will follow the Securities Industry and Financial Markets Association’s Early Market Close Recommendations for shortened trading days for the bond markets (the “SIFMA Recommendation”) unless the Auction Agent is instructed otherwise in writing by the Issuer. In the event of a SIFMA Recommendation with respect to an Auction Date, the Submission Deadline will be 11:30 A.M., instead of 1:00 P.M., New York City time.

“Submitted Bid” shall have the meaning specified in Appendix A-I hereto.

“Submitted Hold Order” shall have the meaning specified in Appendix A-I hereto.

“Submitted Order” shall have the meaning specified in Appendix A-I hereto.

“Submitted Sell Order” shall have the meaning specified in Appendix A-I hereto.

“Sufficient Clearing Bids” means for each series of             Notes, an Auction for which the number of Units of            Notes of such series that are the subject of Submitted Bids by Potential Beneficial Owners specifying one or more rates not higher than the Maximum Rate is not less than the number of Units of             Notes of such series that are the subject of Submitted Sell Orders and of Submitted Bids by Existing Holders specifying rates higher than the Maximum Rate.

“              Notes Basic Maintenance Amount” as of any Valuation Date has the meaning set forth in the Rating Agency Guidelines.

“     Notes Series           “ means the Series        Notes or any other Notes hereinafter designated as Series           of the            Notes.

“Treasury Index Rate” means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities having the same number of 30-day periods to maturity as the length of the applicable Rate Period, determined, to the extent necessary, by linear interpolation based upon the yield for such securities having the next shorter and next longer number of 30-day periods to maturity treating all Rate Periods with a length greater than the longest maturity for such securities as having a length equal to such longest maturity, in all cases based upon data set forth in the most recent weekly statistical release published by the Board of Governors of the Federal Reserve System (currently in H.15(519)); provided, however, if the most recent such statistical release shall not have been published during the 15 days preceding the date of computation, the foregoing computations shall be based upon the average of comparable data as quoted to the Issuer by at least three recognized dealers in U.S. Government securities selected by the Issuer.

“Trustee” means              or such other person who is named as a trustee pursuant to the terms of the Indenture.

“Unit” means, with respect to each series of         Notes, the principal amount of the minimum Authorized Denomination of the           Notes.

“Valuation Date” means every Friday, or, if such day is not a Business Day, the next preceding Business Day; provided, however, that the first Valuation Date may occur on any other date established by the Issuer; provided, further, however, that such first Valuation Date shall be not more than one week from the date on which  Notes Series           initially are issued.

“Winning Bid Rate” means for each series of             Notes, the lowest rate specified in any Submitted Bid of such series of            Notes which if selected by the Auction Agent as the Applicable Rate would cause the number of Units of              Notes of such series that are the subject of Submitted Bids specifying a rate not greater than such rate to be not less than the number of Units of Available            Notes of such series.

NOTE DETAILS, FORM OF NOTES AND REDEMPTION OF NOTES

Interest

(a) The Holders of any series of            Notes shall be entitled to receive interest payments on their            Notes at the Applicable Rate, determined as set forth in paragraph (c) of this Section 2.02, and no more, payable on the respective dates determined as set forth in paragraph (b) of this Section 2.02. Interest on the Outstanding           Notes of any series issued on the Original Issue Date shall accumulate from the Original Issue Date.

(b) (i) Interest shall be payable, subject to subparagraph (b)(ii) of this Section 2.02, on each series of            Notes, with respect to any Rate Period on the first Business Day following the last day of such Rate Period; provided, however, if the Rate Period is greater than 30 days then on a monthly basis on the first Business Day of each month within such Rate Period, not including the initial Rate Period, and on the Business Day following the last day of such Rate Period.

(ii) If a day for payment of interest resulting from the application of subparagraph (b)(i) above is not a Business Day, then the Interest Payment Date shall be the first Business Day following such day for payment of interest in the case of a series of          Notes designated as “Series            .”

(iii) The Issuer shall pay to the Paying Agent not later than 3:00 p.m., New York City time, on the Business Day next preceding each Interest Payment Date for each series of            Notes, an aggregate amount of funds available on the next Business Day in the City of New York, New York, equal to the interest to be paid to all Holders of such

Notes on such Interest Payment Date. The Issuer shall not be required to establish any reserves for the payment of interest.

(iv) All moneys paid to the Paying Agent for the payment of interest shall be held in trust for the payment of such interest by the Paying Agent for the benefit of the Holders specified in subparagraph (b)(v) of this Section 2.02. Any moneys paid to the Paying Agent in accordance with the foregoing but not applied by the Paying Agent to the payment of interest, including interest earned on such moneys, will, to the extent permitted by law, be repaid to the Issuer at the end of 90 days from the date on which such moneys were to have been so applied.

(v) Each interest payment on a series of            Notes shall be paid on the Interest Payment Date therefor to the Holders of that series as their names appear on the security ledger or security records of the Issuer on the Business Day next preceding such Interest Payment Date. Interest in arrears for any past Rate Period may be declared and paid at any time, without reference to any regular Interest Payment Date, to the Holders as their names appear on the books or records of the Issuer on such date, not exceeding 15 days preceding the payment date thereof, as may be fixed by the Board of Directors. No interest will be payable in respect of any Interest Payment or payments which may be in arrears.

(c) (i) The interest rate on Outstanding           Notes of each series during the period from and after the Original Issue Date to and including the last day of the initial Rate Period therefor shall be equal to       %. For each subsequent Rate Period with respect to the            Notes Outstanding thereafter, the interest rate shall be equal to the rate per annum that results from an Auction; provided, however, that if an Auction for any subsequent Rate Period of a series of           Notes is not held for any reason or if Sufficient Clearing Bids have not been made in an Auction (other than as a result of all series of           Notes being the subject of Submitted Hold Orders), then the interest rate on a series of           Notes for any such Rate Period shall be the Maximum Rate (except during a Default Period (as defined below) when the interest rate shall be the Default Rate, as set forth in Section 2.02(c)(ii) below). The All Hold Rate will apply automatically following an Auction in which all of the Outstanding series of          Notes are subject (or are deemed to be subject) to Hold Orders. The rate per annum at which interest is payable on a series of        Notes as determined pursuant to this Section 2(c)(i) shall be the “Applicable Rate.” For Standard Rate Periods or shorter periods only, the Applicable Rate resulting from an Auction will not be less than the Minimum Rate.

(ii) Subject to the cure provisions below, a “Default Period” with respect to a particular series will commence on any date the Issuer fails to deposit irrevocably in trust in same-day funds, with the Paying Agent by 12:00 noon, New York City time, (A) the full amount of any redemption price (the “Redemption Price”) payable on the date fixed for redemption (the “Redemption Date”) (a “Redemption Default,” which shall constitute an Event of Default pursuant to Section 5.1(7) of the Original Indenture) or (B) the full amount of any accrued interest on that series payable on the Interest Payment Date (an “Interest Default” and together with a Redemption Default, hereinafter referred to as “Default”). Subject to the cure provisions of Section 2(c)(iii) below, a Default Period with respect to an Interest Default or a Redemption Default shall end on the Business Day on which, by 12:00 noon, New York City time, all unpaid interest and any unpaid Redemption Price shall have been deposited irrevocably in trust in same-day funds with the Paying Agent. In the case of an Interest Default, the Applicable Rate for each Rate Period commencing during a Default Period will be equal to the Default Rate, and each subsequent Rate Period commencing after the beginning of a Default Period shall be a Standard Rate Period; provided, however, that the commencement of a Default Period will not by itself cause the commencement of a new Rate Period. No Auction shall be held during a Default Period with respect to an Interest Default applicable to that series of         Notes.

(iii) No Default Period with respect to an Interest Default or Redemption Default shall be deemed to commence if the amount of any interest or any Redemption Price due (if such default is not solely due to the willful failure of the Issuer) is deposited irrevocably in trust, in same-day funds with the Paying Agent by 12:00 noon, New York City time within three Business Days after the applicable Interest Payment Date or Redemption Date, together with an amount equal to the Default Rate applied to the amount of such non-payment based on the actual number of days comprising such period divided by 360 for each series. The Default Rate shall be equal to the Reference Rate multiplied by three (3).

(iv) The amount of interest per Unit of           Notes payable on each Interest Payment Date of each Rate Period of less than one (1) year (or in respect of interest on another date in connection with a redemption during such Rate Period) shall be computed by multiplying the Applicable Rate (or the Default Rate) for such Rate Period (or a portion thereof) by a fraction, the numerator of which will be the number of days in such Rate Period (or portion thereof) that such            Notes were outstanding and for which the Applicable Rate or the Default Rate was applicable and the denominator of which will be 360, multiplying the amount so obtained by $25,000, and rounding the amount so obtained to the nearest cent. During any Rate Period of one (1) year or more, the amount of interest per Unit of          Notes payable on any Interest Payment Date (or in respect of interest on another date in connection with a redemption during such Rate Period) shall be computed as described in the preceding sentence.

(d) Any Interest Payment made on any series of          Notes shall first be credited against the earliest accrued but unpaid interest due with respect to such series.

Redemption

(a) (i) After the initial Rate Period, subject to the provisions of this Section 2.03 and to the extent permitted under the Investment Company Act, the Issuer may, at its option, redeem in whole or in part out of funds legally available therefor a series of              Notes herein designated as (A) having a Rate Period of one year or less, on the Business Day after the last day of such Rate Period by delivering a notice of redemption not less than 15 days and not more than 40 days prior to the date fixed for such redemption, at a redemption price equal to the aggregate principal amount, plus an amount equal to accrued but unpaid interest thereon (whether or not earned) to the date fixed for redemption (“Redemption Price”), or (B) having a Rate Period of more than one year, on any Business Day prior to the end of the relevant Rate Period by delivering a notice of redemption not less than 15 days and not more than 40 days prior to the date fixed for such redemption, at the Redemption Price, plus a redemption premium, if any, determined by the Board of Directors after consultation with the Broker-Dealers and set forth in any applicable Specific Redemption Provisions at the time of the designation of such Rate Period as set forth in Section 2.04 hereof; provided, however, that during a Rate Period of more than one year no series of     Notes will be subject to optional redemption except in accordance with any Specific Redemption Provisions approved by the Board of Directors after consultation with the Broker-Dealers at the time of the designation of such Rate Period. Notwithstanding the foregoing, the Issuer shall not give a notice of or effect any redemption pursuant to this Section 2.03(a)(i) unless, on the date on which the Issuer intends to give such notice and on the date of redemption (a) the Issuer has available certain Deposit Securities with maturity or tender dates not later than the day preceding the applicable redemption date and having a value not less than the amount (including any applicable premium) due to Holders of a series of            Notes by reason of the redemption of such             Notes on such date fixed for the redemption and (b) the Issuer would have Eligible Assets with an aggregate Discounted Value at least equal the  Notes Basic Maintenance Amount immediately subsequent to such redemption, if such redemption were to occur on such date, it being understood that the provisions of paragraph (d) of this Section 2.03 shall be applicable in such circumstances in the event the Issuer makes the deposit and takes the other action required thereby.

(ii) If the Issuer fails to maintain, as of any Valuation Date, Eligible Assets with an aggregate Discounted Value at least equal to the           Notes Basic Maintenance Amount or, as of the last Business Day of any month, the 1940 Act             Notes Asset Coverage, and such failure is not cured within ten Business Days following such Valuation Date in the case of a failure to maintain the         Notes Basic Maintenance Amount or on the last Business Day of the following month in the case of a failure to maintain the 1940 Act           Notes Asset Coverage as of such last Business Day (each an “Asset Coverage Cure Date”), the           Notes will be subject to mandatory redemption out of funds legally available therefor. The aggregate principal amount of            Notes to be redeemed in such circumstances will be equal to the lesser of (A) the minimum principal amount of         Notes the redemption of which, if deemed to have occurred immediately prior to the opening of business on the relevant Asset Coverage Cure Date, would result in the Issuer having Eligible Assets with an aggregate Discounted Value at least equal to the  Notes Basic Maintenance Amount, or sufficient to satisfy 1940 Act          Notes Asset Coverage, as the case may be, in either case as of the relevant Asset Coverage Cure Date (provided that, if there is no such minimum principal amount of  Notes the redemption of which would have such result, all  Notes then Outstanding will be redeemed), and (B) the maximum principal amount of           Notes that can be redeemed out of funds expected to be available therefor on the Mandatory Redemption Date at the Mandatory Redemption Price set forth in subparagraph (a)(iii) of this Section 2.03.

(iii) In determining the            Notes required to be redeemed in accordance with the foregoing Section 2.03(a)(ii), the Issuer shall allocate the aggregate principal amount of           Notes required to be redeemed to satisfy the          Notes Basic Maintenance Amount or the 1940 Act          Notes Asset Coverage, as the case may be, pro rata among

the Holders of           Notes in proportion to the aggregate principal amount of          Notes they hold, by lot or by such other method as the Issuer shall deem equitable, subject to the further provisions of this subparagraph (iii). The Issuer shall effect any required mandatory redemption pursuant to subparagraph (a)(ii) of this Section 2.03 no later than 40 days after the Asset Coverage Cure Date (the “Mandatory Redemption Date”), except that if the Issuer does not have funds legally available for the redemption of, or is not otherwise legally permitted to redeem, the aggregate principal amount of          Notes which would be required to be redeemed by the Issuer under clause (A) of subparagraph (a)(ii) of this Section 2.03 if sufficient funds were available, or the Issuer otherwise is unable to effect such redemption on or prior to such Mandatory Redemption Date, the Issuer shall redeem those        Notes, and other Notes, on the earliest practicable date on which the Issuer will have such funds available, upon notice pursuant to Section 2.03(b) to record owners of the       Notes to be redeemed and the Paying Agent. The Issuer will deposit with the Paying Agent funds sufficient to redeem the specified aggregate principal amount of         Notes with respect to a redemption required under subparagraph (a)(ii) of this Section 2.03, by 1:00 p.m., New York City time, of the Business Day immediately preceding the Mandatory Redemption Date. If fewer than all of the Outstanding         Notes are to be redeemed pursuant to this Section 2.03(a)(iii), the aggregate principal amount of            Notes to be redeemed shall be redeemed pro rata from the Holders of such           Notes in proportion to the aggregate principal amount of such  Notes held by such Holders, by lot or by such other method as the Issuer shall deem fair and equitable, subject, however, to the terms of any applicable Specific Redemption Provisions. “Mandatory Redemption Price” means the Redemption Price plus (in the case of a Rate Period of one year or more only) a redemption premium, if any, determined by the Board of Directors after consultation with the Broker-Dealers and set forth in any applicable Specific Redemption Provisions.

(b) In the event of a redemption pursuant to Section 2.03(a), the Issuer will file a notice of its intention to redeem with the Commission so as to provide at least the minimum notice required under Rule 23c-2 under the Investment Company Act or any successor provision. In addition, the Issuer shall deliver a notice of redemption to the Auction Agent and the Trustee (the “Notice of Redemption”) containing the information set forth below (i) in the case of an optional redemption pursuant to subparagraph (a)(i) above, at least three Business Days prior to the giving of notice to the Holders and (ii) in the case of a mandatory redemption pursuant to subparagraph (a)(ii) above, on or prior to the 30th day preceding the Mandatory Redemption Date. The Trustee will use its reasonable efforts to provide notice to each Holder of             Notes called for redemption by electronic or other reasonable means not later than the close of business on the Business Day immediately following the day on which the Trustee determines the  Notes to be redeemed (or, during a Default Period with respect to such           Notes, not later than the close of business on the Business Day immediately following the day on which the Trustee receives Notice of Redemption from the Issuer). The Trustee shall confirm such notice in writing not later than the close of business on the third Business Day preceding the date fixed for redemption by providing the Notice of Redemption to each Holder of            Notes called for redemption, the Paying Agent (if different from the Trustee) and the Securities Depository. Notice of Redemption will be addressed to the registered owners of each series of             Notes at their addresses appearing on the books or records of the Issuer. Such Notice of Redemption will set forth (i) the date fixed for redemption, (ii) the principal amount and identity of            Notes to be redeemed, (iii) the redemption price (specifying the amount of accrued interest to be included therein and any redemption premium, if any), (iv) that interest on the            Notes to be redeemed will cease to accrue on such date fixed for redemption, (v) applicable cusip number(s) and (vi) the provision under which redemption shall be made. No defect in the Notice of Redemption or in the transmittal or mailing thereof will affect the validity of the redemption proceedings, except as required by applicable law. If fewer than all           Notes held by any Holder are to be redeemed, the Notice of Redemption mailed to such Holder shall also specify the principal amount of             Notes to be redeemed from such Holder.

(c) Notwithstanding the provisions of paragraph (a) of this Section 2.03, no         Notes may be redeemed unless all interest on the Outstanding         Notes and all Notes of the Issuer ranking on a parity with the            Notes, have been or are being contemporaneously paid or set aside for payment; provided, however, that the foregoing shall not prevent the purchase or acquisition of all Outstanding          Notes pursuant to the successful completion of an otherwise lawful purchase or exchange offer made on the same terms to, and accepted by, Holders of all Outstanding            Notes.

(d) Upon the deposit of funds sufficient to redeem any         Notes with the Paying Agent and the giving of the Notice of Redemption to the Trustee under paragraph (b) of this Section 2.03, interest on such            Notes shall cease to accrue and such          Notes shall no longer be deemed to be Outstanding for any purpose (including, without limitation, for purposes of calculating whether the Issuer has maintained the requisite         Notes Basic

Maintenance Amount or the 1940 Act              Notes Asset Coverage), and all rights of the Holder of the          Notes so called for redemption shall cease and terminate, except the right of such Holder to receive the redemption price specified herein, but without any interest or other additional amount. Such redemption price shall be paid by the Paying Agent to the nominee of the Securities Depository. The Issuer shall be entitled to receive from the Paying Agent, promptly after the date fixed for redemption, any cash deposited with the Paying Agent in excess of (i) the aggregate redemption price of the  Notes called for redemption on such date and (ii) such other amounts, if any, to which Holders of the      Notes called for redemption may be entitled. Any funds so deposited that are unclaimed at the end of two years from such redemption date shall, to the extent permitted by law, be paid to the Issuer, after which time the Holders of           Notes so called for redemption may look only to the Issuer for payment of the redemption price and all other amounts, if any, to which they may be entitled. The Issuer shall be entitled to receive, from time to time after the date fixed for redemption, any interest earned on the funds so deposited.

(e) To the extent that any redemption for which Notice of Redemption has been given is not made by reason of the absence of legally available funds therefor, or is otherwise prohibited, such redemption shall be made as soon as practicable to the extent such funds become legally available or such redemption is no longer otherwise prohibited. Failure to redeem any series of             Notes shall be deemed to exist at any time after the date specified for redemption in a Notice of Redemption when the Issuer shall have failed, for any reason whatsoever, to deposit in trust with the Paying Agent the redemption price with respect to any            Notes for which such Notice of Redemption has been given. Notwithstanding the fact that the Issuer may not have redeemed any         Notes for which a Notice of Redemption has been given, interest may be paid on a series of             Notes and shall include those             Notes for which Notice of Redemption has been given but for which deposit of funds has not been made.

(f) All moneys paid to the Paying Agent for payment of the redemption price of any           Notes called for redemption shall be held in trust by the Paying Agent for the benefit of Holders of            Notes to be redeemed.

(g) So long as any            Notes are held of record by the nominee of the Securities Depository, the redemption price for such             Notes will be paid on the date fixed for redemption to the nominee of the Securities Depository for distribution to Agent Members for distribution to the persons for whom they are acting as agent.

(h) Except for the provisions described above, nothing contained herein limits any right of the Issuer to purchase or otherwise acquire any            Notes outside of an Auction at any price, whether higher or lower than the price that would be paid in connection with an optional or mandatory redemption, so long as, at the time of any such purchase, there is no arrearage in the payment of interest on, or the mandatory or optional redemption price with respect to, any series of            Notes for which Notice of Redemption has been given and the Issuer is in compliance with the 1940 Act          Notes Asset Coverage and has Eligible Assets with an aggregate Discounted Value at least equal to the            Notes Basic Maintenance Amount after giving effect to such purchase or acquisition on the date thereof. If fewer than all the Outstanding          Notes of any series are redeemed or otherwise acquired by the Issuer, the Issuer shall give notice of such transaction to the Trustee, in accordance with the procedures agreed upon by the Board of Directors.

(i) The Board of Directors may, without further consent of the holders of the          Notes or the holders of shares of capital stock of the Issuer, authorize, create or issue any class or series of           Notes, including other series of           Notes, ranking prior to or on a parity with the        Notes to the extent permitted by the Investment Company Act, if, upon issuance, either (A) the net proceeds from the sale of such         Notes (or such portion thereof needed to redeem or repurchase the Outstanding         Notes) are deposited with the Trustee in accordance with Section 2.03(d), Notice of Redemption as contemplated by Section 2.03(b) has been delivered prior thereto or is sent promptly thereafter, and such proceeds are used to redeem all Outstanding  Notes or (B) the Issuer would meet the 1940 Act  Notes Asset Coverage, the           Notes Basic Maintenance Amount and the requirements of Section 2.08 hereof.

(j) If any            Notes are to be redeemed and such            Notes are held by the Securities Depository, the Issuer shall include in the notice of redemption delivered to the Securities Depository: (i) under an item entitled “Publication Date for Securities Depository Purposes”, the Interest Payment Date prior to the Redemption Date, and (ii) an instruction to the Securities Depository to (x) determine on such Publication Date after the Auction held on the immediately preceding Auction Date has settled, the Depository participants whose Securities Depository

positions will be redeemed and the principal amount of such            Notes to be redeemed from each such position (the “Securities Depository Redemption Information”), and (y) notify the Auction Agent immediately after such determination of (A) the positions of the Depository Participants in such             Notes immediately prior to such Auction settlement, (B) the positions of the Depository Participants in such          Notes immediately following such Auction settlement and (C) the Securities Depository Redemption Information. “Publication Date” shall mean three Business Days after the Auction Date next preceding such Redemption Date.

Designation of Rate Period

The initial Rate Period for each series of            Notes is as set forth under “Designation” in Section 2.01(a) above. The Issuer will designate the duration of subsequent Rate Periods of each series of            Notes; provided, however, that no such designation is necessary for a Standard Rate Period and, provided further, that any designation of a Special Rate Period shall be effective only if (i) notice thereof shall have been given as provided herein, (ii) any failure to pay in a timely manner to the Trustee the full amount of any interest on, or the redemption price of,            Notes shall have been cured as provided above, (iii) Sufficient Clearing Bids shall have existed in an Auction held on the Auction Date immediately preceding the first day of such proposed Special Rate Period, (iv) if the Issuer shall have mailed a Notice of Redemption with respect to any           Notes, the redemption price with respect to such Notes shall have been deposited with the Paying Agent, and (v) in the case of the designation of a Special Rate Period, the Issuer has confirmed that as of the Auction Date next preceding the first day of such Special Rate Period, it has Eligible Assets with an aggregate Discounted Value at least equal to the            Notes Basic Maintenance Amount, and the Issuer has consulted with the Broker-Dealers and has provided notice of such designation and otherwise complied with the Rating Agency Guidelines.

If the Issuer proposes to designate any Special Rate Period, not fewer than 7 (or two Business Days in the event the duration of the Rate Period prior to such Special Rate Period is fewer than 8 days) nor more than 30 Business Days prior to the first day of such Special Rate Period, notice shall be (i) made by press release and (ii) communicated by the Issuer by telephonic or other means to the Trustee and confirmed in writing promptly thereafter. Each such notice shall state (A) that the Issuer proposes to exercise its option to designate a succeeding Special Rate Period, specifying the first and last days thereof and (B) that the Issuer will by 3:00 p.m., New York City time, on the second Business Day next preceding the first day of such Special Rate Period, notify the Auction Agent and the Trustee, who will promptly notify the Broker-Dealers, of either (x) its determination, subject to certain conditions, to proceed with such Special Rate Period, subject to the terms of any Specific Redemption Provisions, or (y) its determination not to proceed with such Special Rate Period, in which latter event the succeeding Rate Period shall be a Standard Rate Period.

No later than 3:00 p.m., New York City time, on the second Business Day next preceding the first day of any proposed Special Rate Period, the Issuer shall deliver to the Auction Agent and Trustee, who will promptly deliver to the Broker-Dealers and Existing Holders, either:

(i) a notice stating (A) that the Issuer has determined to designate the next succeeding Rate Period as a Special Rate Period, specifying the first and last days thereof and (B) the terms of any Specific Redemption Provisions; or

(ii) a notice stating that the Issuer has determined not to exercise its option to designate a Special Rate Period.

If the Issuer fails to deliver either such notice with respect to any designation of any proposed Special Rate Period to the Auction Agent or is unable to make the confirmation provided in clause (v) of Paragraph (a) of this Section 2.04 by 3:00 p.m., New York City time, on the second Business Day next preceding the first day of such proposed Special Rate Period, the Issuer shall be deemed to have delivered a notice to the Auction Agent with respect to such Rate Period to the effect set forth in clause (ii) above, thereby resulting in a Standard Rate Period.

Restrictions on Transfer

Notes may be transferred only (a) pursuant to an order placed in an Auction, (b) to or through a Broker-Dealer or (c) to the Issuer or any Affiliate. Notwithstanding the foregoing, a transfer other than pursuant to an Auction will not be effective unless the selling Existing Holder or the Agent Member of such Existing Holder, in the case of an

Existing Holder whose              Notes are listed in its own name on the books of the Auction Agent, or the Broker-Dealer or Agent Member of such Broker-Dealer, in the case of a transfer between persons holding            Notes through different Broker-Dealers, advises the Auction Agent of such transfer. The certificates representing the           Notes issued to the Securities Depository will bear legends with respect to the restrictions described above and stop-transfer instructions will be issued to the Transfer Agent and/or Registrar.

1940 Act              Notes Asset Coverage

The Issuer shall maintain, as of the last Business Day of each month in which any          Notes are Outstanding, asset coverage with respect to the            Notes which is equal to or greater than the 1940 Act          Notes Asset Coverage; provided, however, that Section 2.03(a)(ii) shall be the sole remedy in the event the Issuer fails to do so.

Notes Basic Maintenance Amount

So long as the          Notes are Outstanding and any Rating Agency is then rating the  Notes, the Issuer shall maintain, as of each Valuation Date, Eligible Assets having an aggregate Discounted Value equal to or greater than the            Notes Basic Maintenance Amount; provided, however, that Section 2.03(a)(ii) shall be the sole remedy in the event the Issuer fails to do so.

Certain Other Restrictions

For so long as any     Notes are Outstanding and any Rating Agency is then rating the            Notes, the Issuer will not engage in certain proscribed transactions set forth in the Rating Agency Guidelines, unless it has received written confirmation from each such Rating Agency that proscribes the applicable transaction in its Rating Agency Guidelines that any such action would not impair the rating then assigned by such Rating Agency to a series of         Notes.

For so long as any             Notes are Outstanding, the Issuer will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, common shares or other shares of capital stock of the Issuer) upon any class of shares of capital stock of the Issuer, unless, in every such case, immediately after such transaction, the 1940 Act            Notes Asset Coverage would be achieved after deducting the amount of such dividend, distribution, or purchase price, as the case may be; provided, however, that dividends may be declared upon any preferred shares of capital stock of the Issuer if the              Notes and any other senior securities representing indebtedness of the Issuer have an asset coverage of at least 200% at the time of declaration thereof, after deducting the amount of such dividend.

A declaration of a dividend or other distribution on or purchase or redemption of any common or preferred shares of capital stock of the Issuer is prohibited (i) at any time that an Event of Default under the Indenture has occurred and is continuing, (ii) if after giving effect to such declaration, the Issuer would not have Eligible Assets with an aggregate Discounted Value at least equal to the            Notes Basic Maintenance Amount or the 1940 Act       Notes Asset Coverage, or (iii) the Issuer has not redeemed the full amount of         Notes required to be redeemed by any provisions for mandatory redemption contained herein.

Compliance Procedures for Asset Maintenance Tests

For so long as any  Notes are Outstanding and any Rating Agency is then rating such  Notes:

(a) As of each Valuation Date, the Issuer shall determine in accordance with the procedures specified herein (i) the Market Value of each Eligible Asset owned by the Issuer on that date, (ii) the Discounted Value of each such Eligible Asset using the Discount Factors, (iii) whether the          Notes Basic Maintenance Amount is met as of that date, (iv) the value of the total assets of the Issuer, less all liabilities, and (v) whether the 1940 Act      Notes Asset Coverage is met as of that date.

(b) Upon any failure to maintain the required          Notes Basic Maintenance Amount or 1940 Act           Notes Asset Coverage on any Valuation Date, the Issuer may use reasonable commercial efforts (including, without limitation, altering the composition of its portfolio, purchasing  Notes outside of an Auction or in the event of a failure to file a Rating Agency Certificate (as defined below) on a timely basis, submitting the requisite Rating Agency Certificate) to re-attain (or certify in the case of a failure to file on a timely basis, as the case may be) the required           Notes Basic Maintenance Amount or 1940 Act Notes Asset Coverage on or prior to the Asset Coverage Cure Date.

(c) Compliance with the         Notes Basic Maintenance Amount and 1940 Act          Notes Asset Coverage tests shall be determined with reference to those         Notes which are deemed to be Outstanding hereunder.

(d) The Issuer shall deliver to each Rating Agency which is then rating           Notes and any other party specified in the Rating Agency Guidelines all certificates that are set forth in the respective Rating Agency Guidelines regarding 1940 Act          Notes Asset Coverage,           Notes Basic Maintenance Amount and/or related calculations at such times and containing such information as set forth in the respective Rating Agency Guidelines (each, a “Rating Agency Certificate”).

(e) In the event that any Rating Agency Certificate is not delivered within the time periods set forth in the Rating Agency Guidelines, the Issuer shall be deemed to have failed to maintain the          Notes Basic Maintenance Amount or the 1940 Act            Notes Asset Coverage, as the case may be, on such Valuation Date for purposes of Section 2.09(b). In the event that any Rating Agency Certificate with respect to an applicable Asset Coverage Cure Date is not delivered within the time periods set forth in the Rating Agency Guidelines, the Issuer shall be deemed to have failed to have Eligible Assets with an aggregate Discounted Value at least equal to the          Notes Basic Maintenance Amount or to meet the 1940            Notes Asset Coverage, as the case may be, as of the related Valuation Date, and such failure shall be deemed not to have been cured as of such Asset Coverage Cure Date for purposes of the mandatory redemption provisions.

Delivery of Notes

Upon the execution and delivery of this Supplemental Indenture, the Issuer shall execute and deliver to the Trustee and the Trustee shall authenticate the             Notes and deliver them to The Depository Trust Company and as hereinafter in this Section provided.

Prior to the delivery by the Trustee of any of the            Notes, there shall have been filed with or delivered to the Trustee the following:

(a) A resolution duly adopted by the Issuer, certified by the Secretary or other Authorized Officer thereof, authorizing the execution and delivery of this Supplemental Indenture and the issuance of the            Notes.

(b) Duly executed copies of this Supplemental Indenture and a copy of the Indenture.

(c) Rating letters from each Rating Agency rating the             Notes.

(d) An Opinion of Counsel and an Officers’ Certificate pursuant to Sections 3.3 and 9.3 of the Original Indenture.

Trustee’s Authentication Certificate

The Trustee’s authentication certificate upon the  Notes shall be substantially in the forms provided in Appendix  hereto. No  Note shall be secured hereby or entitled to the benefit hereof, or shall be valid or obligatory for any purpose, unless a certificate of authentication, substantially in such form, has been duly executed by the Trustee; and such certificate of the Trustee upon any  Note shall be conclusive evidence and the only competent evidence that such Bond has been authenticated and delivered hereunder. The Trustee’s certificate of authentication shall be deemed to have been duly executed by it if manually signed by an authorized officer of the Trustee, but it shall not be necessary that the same person sign the certificate of authentication on all of the  Notes issued hereunder.

EVENTS OF DEFAULT; REMEDIES

Events of Default

An “Event of Default” means any one of the following events set forth below (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of any interest upon a series of            Notes when it becomes due and payable and the continuance of such default for thirty (30) days; or

(b) default in the payment of the principal of, or any premium on, a series of           Notes at its Stated Maturity; or

(c) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture, and continuance of such default or breach for a period of ninety (90) days after there has been given, by registered or certified mail, to the Company by the Trustee a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default;” or

(d) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(e) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; or

(f) if, pursuant to Section 18(a)(1)(c)(ii) of the 1940 Act on the last business day of each of twenty-four (24) consecutive calendar months, the 1940 Act           Notes Asset Coverage is less than 100%; or

(g) any other Event of Default provided with respect to a series of            Notes, including a default in the payment of any Redemption Price payable on the date fixed for redemption.

Unless otherwise noted, an Event of Default that relates only to one series of            Notes will not affect any other series.

Acceleration of Maturity; Rescission and Annulment

If an Event of Default with respect to           Notes of a series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than a majority in principal amount of the Outstanding            Notes of that series may declare the principal amount of all the           Notes of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable. If an Event of Default specified in paragraphs (d) and (e) above with respect to              Notes of any series at the time Outstanding

occurs, the principal amount of all the           Notes of that series shall automatically, and without any declaration or other action on the part of the Trustee or any holder, become immediately due and payable.

At any time after such a declaration of acceleration with respect to          Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the Outstanding            Notes of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(a) the Company has paid or deposited with the Trustee a sum sufficient to pay

(i) all overdue interest on all           Notes of that series,

(ii) the principal of (and premium, if any, on) any           Notes of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such           Notes,

(iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such           Notes,

(iv) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b) all Events of Default with respect to           Notes of that series, other than the non-payment of the principal of          Notes of that series which have become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Collection of Indebtedness and Suits for Enforcement by Trustee

The Company covenants that if:

(a) default is made in the payment of any interest on any            Notes when such interest becomes due and payable and such default continues for a period of 90 days, or

(b) default is made in the payment of the principal of (or premium, if any, on) any             Notes at the Maturity thereof, the Company will, upon demand of the Trustee, pay to it, for the benefit of the holders of such          Notes, the whole amount then due and payable on such         Notes for principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such         Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default with respect to          Notes of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of           Notes of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or in aid of the exercise of any power granted in the Indenture, or to enforce any other proper remedy.

Application of Money Collected

Any money collected by the Trustee pursuant to the provisions of the Indenture relating to an Event of Default shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of the          Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under the Indenture;

And

SECOND: To the payment of the amounts then due and unpaid for principal of and any premium and interest on the             Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such           Notes for principal and any premium and interest, respectively.

Limitation On Suits

No holder of any              Notes of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(a) such holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the           Notes of that series;

(b) the holders of not less than a majority in principal amount of the Outstanding           Notes of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such holder or holders have offered to the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in principal amount of the Outstanding           Notes of that series;

it being understood and intended that no one or more of such holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other of such holders, or to obtain or to seek to obtain priority or preference over any other of such holders or to enforce any right under the Indenture, except in the manner provided and for the equal and ratable benefit of all of such holders.

Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in the Indenture, the holder of any           Notes shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to the provisions of any supplemental indenture) interest on such             Notes on the respective Stated Maturities expressed in such        Notes (or, in the case of redemption, on the Redemption Date), and to institute suit for the enforcement of any such payment and such rights shall not be impaired without the consent of such holder.

Restoration of Rights and Remedies

If the Trustee or any holder has instituted any proceeding to enforce any right or remedy under the Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the holders shall be restored severally and respectively to their former positions and thereafter all rights and remedies of the Trustee and the holders shall continue as though no such proceeding had been instituted.

Rights and Remedies Cumulative

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen       Notes, no right or remedy conferred upon or reserved to the Trustee or to the holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Control By Holders

The holders of not less than a majority in principal amount of the Outstanding            Notes of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the          Notes of such series, provided that

(1) such direction shall not be in conflict with any rule of law or with the Indenture, and

(2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Waiver of Past Defaults

The holders of not less than a majority in principal amount of the Outstanding            Notes of any series may on behalf of the holders of all the           Notes of such series waive any past default hereunder with respect to such series and its consequences, except a default

(1) in the payment of the principal of or any premium or interest on any          Notes of such series, or

(2) in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each Outstanding             Notes of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

SATISFACTION AND DISCHARGE OF INDENTURE

The Indenture shall upon request of the Company cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of any              Notes expressly provided for herein or in the terms of such security), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when

(a) Either:

(i) all              Notes theretofore authenticated and delivered (other than (1) securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture; and (2)          Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation; or

(ii) all such             Notes not theretofore delivered to the Trustee for cancellation have become due and payable, or will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of this subsection (ii) has deposited or caused to be deposited with the Trustee as trust funds in trust money in an amount sufficient to pay and discharge the entire indebtedness on such securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(b) the Company has paid or caused to be paid all other sums payable hereunder by the Trust; and

(c) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under the Indenture and, if money shall have been deposited with the Trustee pursuant to subparagraph (ii) of paragraph (a) above, the obligations of the Trustee under certain provisions of the Indenture shall survive.

THE TRUSTEE

Certain Duties and Responsibilities

(1) Except during the continuance of an Event of Default,

(A) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in the Indenture and as required by the Trust Indenture Act, and no implied covenants or obligations shall be read into the Indenture against the Trustee; and

(B) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of the Indenture; but in the case of any such certificates or opinions which by any provision of the Indenture are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of the Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(2) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(3) In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(4) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(5) No provision of the Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(A) this Subsection shall not be construed to limit the effect of Subsection (1)(A) of this Section;

(B) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(C) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of a majority in principal amount of the Outstanding securities of any series, determined as provided in the Indenture, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under the Indenture with respect to the Securities of such series; and

(D) no provision of the Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

Notice of Defaults

If a default occurs hereunder with respect to            Notes of any series, the Trustee shall give the Holders of            Notes of such series notice of such default as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default with respect to         Notes of such series, no such notice to Holders shall be given until at least 90 days after the occurrence thereof. For the purpose hereof, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to          Notes of such series.

Certain Rights of Trustee

Subject to the provisions under “Certain Duties and Responsibilities” above:

(a) the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Company shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of the Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee may, in the absence of bad faith on its part, rely upon an Officers’ Certificate;

(d) the Trustee may consult with counsel of its selection and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders pursuant to the Indenture, unless such holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(g) the Trustee may execute any of the trusts or powers or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the Trustee shall not be liable for any action taken, suffered or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by the Indenture;

(i) the Trustee shall not be deemed to have notice of any default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the  Notes and the Indenture;

(j) the rights, privileges, protections, immunities and benefits given to the Trustee, including its rights to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder; and

(k) the Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to the Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

Compensation and Reimbursement

The Company agrees:

(a) to pay to the Trustee from time to time such compensation as shall be agreed in writing between the parties for all services rendered by it (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of the Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(c) to indemnify each of the Trustee or any predecessor Trustee for, and to hold it harmless against, any and all losses, liabilities, damages, claims or expenses including taxes (other than taxes imposed on the income of the Trustee) incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim (whether asserted by the Company, a holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder.

When the Trustee incurs expenses or renders services in connection with an Event of Default, the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable Federal or State bankruptcy, insolvency or other similar law.

The provisions hereof shall survive the termination of the Indenture.

Conflicting Interests

If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the Indenture. To the extent not prohibited by the Trust Indenture Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under the Indenture with respect to  Notes of more than one series.

Resignation and Removal; Appointment of Successor

No resignation or removal of the Trustee and no appointment of a successor Trustee shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements.

The Trustee may resign at any time with respect to the              Notes of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 60 days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the           Notes of such series.

The Trustee may be removed at any time with respect to the           Notes of any series by Act of the holders of a majority in principal amount of the Outstanding       Notes of such series, delivered to the Trustee and to the Company. If the instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of a notice of removal pursuant to this paragraph, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the          Notes of such series.

If at any time:

(a) the Trustee shall fail to comply after written request therefor by the Company or by any holder who has been a bona fide holder of          Notes for at least six months, or

(b) the Trustee shall cease to be eligible and shall fail to resign after written request therefor by the Company or by any such holder, or

(c) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company by a Board Resolution may remove the Trustee with respect to all     Notes, or (ii) any holder who has been a bona fide holder of             Notes for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all      Notes and the appointment of a successor Trustee or Trustees.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the           Notes of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the           Notes of that or those series (it being understood that any such successor Trustee may be appointed with respect to the           Notes of one or more or all of such series and that at any time there shall be only one Trustee with respect to the           Notes of any particular series) and shall comply with the applicable requirements. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the         Notes of any series shall be appointed by Act of the holders of a majority in principal amount of the Outstanding            Notes of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements, become the successor Trustee with respect to the             Notes of such series and to that extent supersede the successor Trustee appointed by the Company.

If no successor Trustee with respect to the          Notes of any series shall have been so appointed by the Company or the holders and accepted appointment in the manner required, any holder who has been a bona fide holder of            Notes of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the       Notes of such series.

The Company shall give notice of each resignation and each removal of the Trustee with respect to the            Notes of any series and each appointment of a successor Trustee with respect to the  Notes of any series to all holders of            Notes of such series in the manner provided. Each notice shall include the name of the successor Trustee with respect to the     Notes of such series and the address of its Corporate Trust Office.

Acceptance of Appointment by Successor

In case of the appointment hereunder of a successor Trustee with respect to all           Notes, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee with respect to the          Notes of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the         Notes of one or more series shall execute and deliver a supplemental indenture wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the             Notes of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all           Notes, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the              Notes of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing in the Indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the           Notes of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the              Notes of that or those series to which the appointment of such successor Trustee relates.

Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible.

Merger, Conversion, Consolidation or Succession to Business

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any             Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the     Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such             Notes.

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Company May Consolidate, Etc., Only On Certain Terms

The Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company, unless:

(a) in case the Company shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation, partnership or trust, shall be organized and validly existing under the laws of any domestic or foreign jurisdiction and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the            Notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed;

(b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(c) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply and that all conditions precedent in the Indenture provided for relating to such transaction have been complied with.

Successor Substituted

Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company in the Indenture, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under the Indenture and the              Notes.

DEFEASANCE AND COVENANT DEFEASANCE

Defeasance and Discharge

Upon the Company’s exercise of its option (if any) to have the provisions of the Indenture relating to Defeasance applied to any             Notes or any series of          Notes, as the case may be, the Company shall be deemed to have been discharged from its obligations, with respect to such  Notes as provided in the Indenture on and after the date the conditions set forth are satisfied (hereinafter called “Defeasance”). For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such              Notes and to have satisfied all its other obligations under such            Notes and the Indenture insofar as such            Notes are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (1) the rights of holders of such            Notes to receive, solely from the trust fund, payments in respect of the principal of and any premium and interest on such  Notes when payments are due, (2) the Company’s obligations with respect to such             Notes, (3) the rights, powers, trusts, duties and immunities of the Trustee.

Covenant Defeasance

Upon the Company’s exercise of its option (if any) to have provisions of the Indenture relating to Covenant Defeasance applied to any             Notes or any series of             Notes, as the case may be, (1) the Company shall be released from its obligations under certain provisions of the Indenture for the benefit of the holders of such           Notes and (2) the occurrence of any event specified in the Indenture, and any such covenants provided pursuant to

certain provisions of the Indenture shall be deemed not to be or result in an Event of Default, in each case with respect to such             Notes as provided in the Indenture on and after the date the conditions are satisfied (hereinafter called “Covenant Defeasance”). For this purpose, such Covenant Defeasance means that, with respect to such            Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified section of the Indenture, whether directly or indirectly by reason of any reference elsewhere in the Indenture, or by reason of any reference in any such section or article of the Indenture to any other provision in the Indenture or in any other document, but the remainder of the Indenture and such            Notes shall be unaffected thereby.

Conditions to Defeasance or Covenant Defeasance

(a) The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements and agrees to comply with the provisions of the relevant Article of the Indenture applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefits of the holders of such            Notes, (i) money in an amount, or (ii) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) such other obligations or arrangements as may be specified with respect to such            Notes, or (iv) a combination thereof, in each case sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of and any premium and interest on such          Notes on the respective Stated Maturities, in accordance with the terms of the Indenture and such            Notes. As used in the Indenture, “U.S. Government Obligation” means (x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the Company thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the             Notes Act) as custodian with respect to any U.S. Government Obligation which is specified in Clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

(b) In the event of an election to have Defeasance and Discharge apply to any            Notes or any series of          Notes, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of this instrument, there has been a change in the applicable Federal income tax law, in either case (i) or (ii) to the effect that, and based thereon such opinion shall confirm that, the holders of such           Notes will not recognize gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such           Notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur.

(c) In the event of an election to have Covenant Defeasance apply to any          Notes or any series of          Notes, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of such            Notes will not recognize gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such           Notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

(d) The Company shall have delivered to the Trustee an Officers’ Certificate to the effect that neither such  Notes nor any other            Notes of the same series, if then listed on any           Notes exchange, will be delisted as a result of such deposit.

(e) No event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such         Notes or any other            Notes shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified, at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(f) Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all          Notes are in default within the meaning of such Act).

(g) Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound.

(h) Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust shall be registered under the Investment Company Act or exempt from registration thereunder.

(i) No event or condition shall exist that would prevent the Company from making payments of the principal of (and any premium) or interest on the     Notes of such series on the date of such deposit or at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(j) The Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

(k) The Company shall have delivered to the Trustee an Opinion of Counsel substantially to the effect that (i) the trust funds deposited pursuant hereto will not be subject to any rights of any holders of indebtedness or equity of the Company, and (ii) after the 90th day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, except that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Company, no opinion is given as to the effect of such laws on the trust funds except the following: (A) assuming such trust funds remained in the possession of the trustee with whom such funds were deposited prior to such court ruling to the extent not paid to holders of such      Notes, such trustee would hold, for the benefit of such holders, a valid and perfected security interest in such trust funds that is not avoidable in bankruptcy or otherwise and (B) such holders would be entitled to receive adequate protection of their interests in such trust funds if such trust funds were used.

STONECASTLE FINANCIAL CORP.

STATEMENT OF ADDITIONAL INFORMATION

In this Statement of Additional Information (“SAI”), unless the context suggests otherwise, references to “we,” “us,” “Company,” “our company” or “our” refer to StoneCastle Financial Corp., a Delaware corporation and its subsidiaries.  We are a non-diversified, closed-end management investment company.  References to “Advisor” mean StoneCastle Asset Management LLC, a Delaware limited liability company; references to “StoneCastle Partners” mean Stone Castle Partners, LLC, the parent of StoneCastle Asset Management LLC, our Advisor; and references to “common stock “ or “shares” mean the common stock of StoneCastle Financial Corp.

This SAI, relating to our securities, does not constitute a prospectus, but should be read in conjunction with our prospectus dated April 30, 2019.  This SAI does not include all information that a prospective investor should consider before purchasing common stock, and investors should obtain and read our prospectus prior to purchasing common stock.  You may obtain a copy of the prospectus from us without charge by calling (212) 354-6500.  You also may obtain a copy of our prospectus on the Securities and Exchange Commission’s (the “SEC”) web site (http://www.sec.gov).  Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the prospectus.  This SAI is dated April 30, 2019.

No person has been authorized to give any information or to make any representations not contained in the prospectus or in this SAI in connection with the offering made by the prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us.  The prospectus and this SAI do not constitute an offering by us in any jurisdiction in which such offering may not lawfully be made.  Capitalized terms not defined herein have the meanings assigned to such terms in the prospectus.

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DISCUSSION OF MANAGEMENT’S OPERATIONS

Overview

We were formed as a Delaware corporation on February 7, 2013.  We are registered as an investment company under the Investment Company Act and have elected to be treated, and intend to comply with the requirements to qualify annually, as a RIC.

We have and intend to primarily invest in securities issued by community banks, including securities of private, thinly traded or micro-cap public companies, cash and cash equivalents such as U.S. government securities and high quality debt maturing in one year or less.  We do not expect to be regulated as a bank holding company or a savings and loan holding company by the Federal Reserve.

We expect our direct investments in each community bank to initially be in amounts generally ranging between approximately $3 million and $20 million (unless investment size is otherwise expanded or constrained by applicable law, rule or regulation), although investment sizes may be smaller or larger than this targeted range.  Pending such investments, we intend to invest the proceeds of any future offering initially in a combination of U.S. Government securities and high quality, short-term money market instruments.

Revenues

We intend to generate revenue in the form of dividends on dividend-paying equity securities as well as interest payable on the debt investments that we hold.  In addition, we intend to generate revenue in the form of capital gains through equity securities, warrants, options and other equity interests.  We expect to invest the majority of our assets in preferred equity, subordinated debt, convertible securities and common equity that pay cash dividends and interest on a recurring or customized basis.  We may invest in unsecured debt issued by community banks, and we currently expect these investments to have maturities in excess of ten years to enable our borrowers to obtain favorable regulatory capital treatment.  We currently intend to structure our investments to provide for quarterly dividend and interest payments.  To meet certain regulatory requirements of the banks in which we invest, we may structure investments to provide that dividends may be deferrable on a cumulative or non-cumulative basis.  Because only TARP Preferred and certain securities issued by small bank holding companies, defined as holding companies with less than $500 million in consolidated assets, may be cumulative and qualify as Tier 1 capital, we expect that the majority of the new issue preferred stock in which we invest will be non-cumulative.  However, investors should be aware that up to 100% of our portfolio may consist of non-cumulative preferred equity securities or may consist of a substantial amount of cumulative preferred equity securities, or any combination in between these scenarios.  Based upon management’s prior experience, we may receive up-front fee revenue from the community bank issuers in connection with newly originated securities.  Such fees may range from 0% to 3% of the amount we invest and will be paid in cash or in kind.  We also may receive fee income from underlying community banks in connection with our investments.  See “—Fee Income.”

Expenses

Our primary operating expenses will include the payment of management fees and operating expenses, including a portion of any overhead expenses of the Advisor and its affiliates that are allocable to us by our Advisor upon its reasonable determination that such expenses provided a benefit to us, and the services fees payable to CAB Marketing, LLC and CAB, L.L.C., subsidiaries of the ABA, as part of our and our Advisor’s investment referral and endorsement relationships with those subsidiaries.  We have entered into an exclusive investment referral and endorsement relationship with CAB Marketing, LLC and CAB, L.L.C.  See “Management—Management Agreement—CAB Marketing, LLC and CAB, L.L.C.”  Our management fees compensate our Advisor for its investment advisory and management services.  The management fees are limited to a fixed percentage of our assets.  Pursuant to the management agreement, our Advisor also furnishes us with office facilities and clerical and administrative services necessary for our operation (other than services provided by our custodian, accounting agent, administrator, dividend and interest paying agent, transfer agent and other service providers).  We bear all expenses not specifically assumed by our Advisor and incurred in our operations, and we bear the expenses related to any future offering.  We expect to reimburse our Advisor to the extent these expenses are paid by our Advisor.  See “Management—Management Agreement—Payment of Our Expenses.”  We may also pay a portion of the fee income that we receive from community banks in connection with our investments in them to one or more unaffiliated brokers for introducing us to such opportunities.  Our Advisor is not paid an incentive fee and does not participate in our profits in its capacity as Advisor.  See “Management—Management Agreement.” Certain affiliates of our Advisor, however, may participate in our profits to the extent of their ownership of common stock.  See “Certain Relationships and Related Party Transactions.”

We may, but are not required to, enter into interest rate hedging agreements to hedge interest rate risk associated with any indebtedness we may incur.  Such hedging activities, subject to compliance with our exemption from registration under the Commodity Exchange Act of 1936, as amended (the “CEA”), may include the use of interest rate transactions such as swaps, caps, floors, repurchase agreements and reverse repurchase agreements.  We will bear any costs incurred in entering into and settling such contracts.  There is no assurance that any hedging strategy we may employ will be successful.  See “Risk Factors—Risks Related to Our Operations.”

Financial Condition, Liquidity and Capital Resources

We generate cash primarily from: (i) the net proceeds of offering our common stock and (ii) cash flows from operations, including interest earned from the temporary investment of cash.  We also fund a portion of our investments through borrowings from banks or other lenders.  In the future, we may also fund a portion of our investments by creating a wholly-owned subsidiary to facilitate secured borrowing structures.  We believe that the use of special purpose entities to hold our assets will permit us to potentially obtain less expensive leverage than we might otherwise be able to obtain because it will facilitate our ability to obtain favorable ratings, which in turn may reduce the cost of leverage.  However, the lenders to these special purpose entities typically impose substantial restrictions on the assets contained in such special purpose entities such as restrictions on our ability to encumber them.  There can be no assurances that a wholly-owned subsidiary will be able to obtain more favorable borrowing terms.  We do not expect to incur such indebtedness through special purpose entities until we have substantially invested the proceeds of any future offering in securities that meet our investment objective.  Our primary use of funds has been and will continue to be to make investments in companies, pay expenses and pay cash dividends to our stockholders.

Distribution Policy

We intend to pay quarterly distributions to our stockholders in an amount, and on a timely basis, sufficient to obtain and maintain our status as a RIC.  Investment company taxable income includes, among other items, dividends, interest and the excess of any net short-term capital gains over net long-term capital losses, reduced by deductible expenses.

We have elected to be treated, and intend to comply with the requirements to qualify annually as an RIC.  For federal income tax purposes, as a RIC we are required to distribute substantially all of our net investment income each year both to avoid federal income tax on our distributed income and to avoid a potential excise tax.  If our ability to make distributions on our common stock is limited, such limitations could, under certain circumstances, impair our ability to maintain a qualification for taxation as a RIC, which would have adverse consequences for our stockholders.  See “Material U.S. Federal Income Tax Considerations.”

Contractual Obligations

We have entered into a management agreement with our Advisor pursuant to which our Advisor has agreed to: (i) serve as our investment advisor in exchange for the consideration set forth therein; and (ii) furnish us with the facilities and administrative services necessary to conduct our day-to-day operations and to provide on our behalf managerial assistance to certain of our portfolio companies.  See “Management—Management Agreement.”

Payments under the management agreement consist of a management fee based on a percentage of the value of our Managed Assets, as well as reimbursement of expenses of the Advisor.  The compensation and allocable routine overhead expenses of all investment professionals of our Advisor and its staff, when and to the extent engaged in providing us investment advisory services, are provided and paid for by our Advisor or one of its affiliates and not us, although we reimburse our Advisor an amount equal to our allocable portion of overhead and other expenses incurred by our Advisor in performing its obligations under the management agreement.  See “Management—Management Agreement—Management Fee” and “Management—Management Agreement—Payment of our Expenses.”

The management agreement with our Advisor was initially approved by our board of directors on September 4, 2013.  The management agreement was last approved by the board on September 12, 2018.  A discussion regarding the basis for the board’s approval of the management agreement is provided in the Fund’s Annual Report to stockholders for the fiscal year ended December 31, 2018. The management agreement continues in effect for a period of two years from the effective date and thereafter must be approved annually by our board of directors.  The management agreement with our Advisor may be terminated at any time, without payment or penalty, by vote of our board of directors, by vote of a majority of our voting securities, or by our Advisor, in each case on not less than 60 days’ written notice.  As required by the Investment Company Act, the management agreement with our Advisor will terminate automatically in the event of its assignment.  See “Management” and “Portfolio Management.”

StoneCastle Partners has licensed the “StoneCastle” name to us on a non-exclusive, royalty-free basis.  We have the right to use the “StoneCastle” name so long as our Advisor or one of its approved affiliates remains our investment advisor.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States (or “US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported.  Actual results could differ from those estimates.

Valuation of Portfolio Investments

The preparation of our financial statements requires us to estimate the value of our investments and the related amounts of unrealized appreciation and depreciation of investments recorded.  We invest primarily in illiquid securities, including debt and equity securities of primarily privately-held or thinly-traded public companies.  Our investments generally are subject to restrictions on resale and in the case of privately-held companies, generally, will have no established trading market.  We value all of our privately-held investments at fair value.  We determine fair value of our privately-held investments to be the amount for which an investment could be exchanged in an orderly disposition over a reasonable period of time between willing parties, other than in a forced or liquidation sale.  If market quotations become readily available for an investment, we will use such market quotations to value the investment.

We have engaged regionally or nationally recognized independent valuation firms to assist in determining the fair value of our investments that do not have readily available market prices or quotations.  In the event an investment does not have a readily determinable price, our board of directors reviews valuations from one or more regionally or nationally recognized independent valuation firms along with a valuation provided by our Advisor.  Our board of directors regularly reviews and evaluates our valuation methodology and any such valuation service it uses and the historical accuracy of such valuation methodologies.  Our board of directors reviews all valuation recommendations (including those provided by our Advisor) and assigns the valuation it determines to best represent the fair value for such investment.  The methods for valuing these investments may include fundamental analysis, market prices of similar securities, purchase price of securities, subsequent private transactions in the security or related securities, discounted cash flow analysis, multiple analysis, or discounts applied to the nature and duration of restrictions on the disposition of the securities, as well as a combination of these and other factors.  Because such valuations, and particularly valuations of privately-held securities and private companies, are inherently uncertain, may fluctuate over short periods of time, and may be based on estimates, our determinations of fair value have, and may in the future differ materially from the values that would have been used if a ready market for these securities existed.  Our NAV could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

Our preferred and common equity investments as well as our equity-related investments (including warrants and options) in portfolio companies (collectively, “Equity Investments”) for which there is no liquid public market are valued at fair value, which are determined using a range of valuation techniques.  The determined fair values generally are discounted to account for restrictions on resale and minority ownership positions.  The value of our Equity Investments in public companies for which market quotations are readily available will be based upon the closing public market price on the measurement date.  Securities with sale restrictions will typically be valued at a discount from the public market value of the security.  Our board of directors may consider other methods of accounting to value our investments as appropriate in conformity with US GAAP.

Dividend and Interest Income

We record dividend income on the ex-dividend date.  We record interest income, which reflects the amortization of premiums and includes accretion of discounts for financial reporting purposes, on an accrual basis.  To the extent we receive dividends that are eligible for qualified dividend income treatment (if received by a noncorporate holder) or the dividends received deduction (if received by a corporate holder), we report such information to our stockholders so that they can take advantage of the preferential income tax rules that would apply to the portion of our distributions that correspond to such income.

Fee Income

Fee income includes our fees, if any, for due diligence, structuring, commitment and facility fees, and fees, if any, for transaction services, consulting services and management services rendered to portfolio companies and other third parties.  We recognize commitment and facility fees for debt generally as income over the life of the underlying loan, and we recognize commitment and facility fees for perpetual stock generally as income in the year the investment is consummated.  We recognize due diligence, structuring, transaction service, consulting and management service fees generally as income when services are rendered.

INVESTMENT RESTRICTIONS

The restrictions listed below are policies of the Company.  Except as described herein, the Company may not alter these policies without the approval of the holders of a majority of its outstanding shares.  For purposes of the foregoing, “a majority of the outstanding shares” means (i) 67% or more of such shares present at a meeting, if the holders of more than 50% of such shares are present or represented by proxy, or (ii) more than 50% of such shares, whichever is less.  Unless otherwise indicated, all limitations applicable to our investments (as stated below and elsewhere in the prospectus and this SAI) apply only at the time a transaction is entered into.  Any subsequent change in the percentage of our assets invested in certain securities or other instruments resulting from market fluctuations or other changes in our total assets, will not require us to dispose of an investment.

1.              We may borrow money, make loans or issue senior securities to the fullest extent permitted by the Investment Company Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

2.              Except with respect to the banking industry, no more than 25% of our total assets may be invested in a particular industry or group of industries.  Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or securities issued by other investment companies are not considered to represent an industry.

3.              We may purchase or sell commodities, commodities contracts, futures contracts and related options, options, forward contracts or real estate to the fullest extent permitted by the Investment Company Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

4.              We may underwrite securities to the fullest extent permitted by the Investment Company Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

The investment restrictions set forth above limit our ability to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, the Investment Company Act.  Relevant limitations of the Investment Company Act as they presently exist are described below.  These limitations are based either on the Investment Company Act itself, the rules or regulations thereunder or applicable orders of the SEC.  In addition, interpretations and guidance provided by the SEC staff may be taken into account, where deemed appropriate by the Company, to determine if a certain practice or the purchase of securities or other instruments is permitted by the Investment Company Act, the rules or regulations thereunder or applicable orders of the SEC.  As a result, the foregoing investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no stockholder vote will be required or sought.

Investment Restriction (1).  Under the Investment Company Act, we may only borrow up to one-third of the value of our total assets.  For more information on leverage and the risks relating thereto, see “Leverage” in the prospectus.

The Investment Company Act also restricts the ability of closed-end investment companies to lend.  Under the Investment Company Act, we may only make loans if expressly permitted to do so by our investment policies, and we may not make loans to persons who control us or are under common control with us.  Thus, the Investment Company Act effectively prohibits us from making loans to certain persons when conflicts of interest or undue influence are most likely present.  We may, however, make other loans which, if made, would expose stockholders to additional risks, such as the failure of the other party to repay the loan.  We retain the flexibility to make loans to the extent permitted by our investment policies, other than loans of securities, which will be limited to 33 1/3% of our total assets.

The ability of a closed-end investment company to issue senior securities is subject to various limitations under the Investment Company Act that restrict, for instance, the amount, timing, and form of senior securities that may be issued.  Certain portfolio management/leveraging techniques, such as reverse repurchase agreements, credit default swaps, futures contracts, dollar rolls, the purchase of securities on margin, short sales, or the writing of puts on portfolio securities, may be considered senior securities unless appropriate steps are taken to segregate our assets or otherwise cover its obligations.  To the extent we cover our commitment under these transactions, including by the segregation of liquid assets, such instrument will not be considered a “senior security”, and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by us (or, as the case may be, the 200% asset coverage requirement applicable to preferred stock).  The Company will typically cover its current obligations resulting from these portfolio management/leveraging techniques consistent with the guidelines established by the Commission.  Accordingly, the Company will typically segregate, earmark, set aside or otherwise offset its obligations resulting from such techniques.

Although we have no present intention to do so, we may also issue any class of senior security that is a stock.  Under the Investment Company Act, the issuance of any other type of senior security by a closed-end investment company is subject to a requirement that provision is made that, (i) if on the last business day of each of 12 consecutive calendar months the asset coverage with respect to the senior security is less than 100%, the holders of such securities voting as a class shall be entitled to elect at least a majority of our board of directors, with such voting right to continue until the asset coverage for such class of senior security is at least 110% on the last business day of each of 3 consecutive calendar months or, (ii) if on the last business day of each of 24 consecutive calendar months the asset coverage for such class of senior security is less than 100%, an event of default shall be deemed to have occurred.

Under the Investment Company Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made.  A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

Investment Restriction (2).  We have a policy to invest 25% or more of our total assets in the banking industry.  Accordingly, because we concentrate in a particular industry, we are exposed to greater risks because our performance is largely dependent on the performance of the banking industry.  For purposes of determining compliance with Investment Restriction (2), we will not consider portfolio investments held by other investment companies in which we invest.

Investment Restriction (3).  This restriction would permit investment in commodities, commodities contracts, futures contracts and related options, options, forward contracts or real estate to the extent permitted under the Investment Company Act.  Commodities, as opposed to commodity futures, represent the actual underlying bulk goods, such as grains, metals and foodstuffs.  Real estate-related instruments include real estate investment trusts, commercial and residential mortgage-backed securities, and real estate financings, and such instruments are generally sensitive to factors such as changes in real estate values and property taxes, interest rates, the cash flow of underlying real estate assets, overbuilding, and the management skill and creditworthiness of the issuer.  Because we have elected to be treated, and intend to comply with the requirements to qualify annually, as a RIC under Subchapter M of the Code, our ability to invest in commodities and commodity related instruments may be further limited.  For example, gains from the disposition of commodities will not be considered qualifying income for purposes of satisfying the income test applicable to RICs.  Also, the U.S. Internal Revenue Service has issued a revenue ruling which holds that income derived from commodity-linked swaps is not qualifying income for purposes of such test.  As such, our ability to utilize investments in commodities and commodity index-linked swaps as part of our investment strategy is limited to a maximum of 10 percent of our gross income.

MANAGEMENT

Board of Directors

Our business and affairs are managed under the direction of our board of directors.  Accordingly, our board of directors provides broad supervision over our affairs, including supervision of the duties performed by our Advisor.  Our Advisor is responsible for our day-to-day operations.  The names, ages and addresses of our directors and officers and specified employees of our Advisor, together with their principal occupations and other affiliations during the past five years, are set forth below.  Each director and officer will hold office for the term to which he is elected and until his successor is duly elected and qualifies, or until he resigns or is removed in the manner provided by law.  The address of each director is c/o StoneCastle Partners, 152 West 57th Street, 35th Floor, New York, New York 10019.  Our board of directors consists of three directors who are not “interested persons” (as defined in the Investment Company Act) of our Advisor or its affiliates and two directors who are “interested persons.” Our directors who are not interested persons are also independent pursuant to the NASDAQ stock exchange listing standards, and we refer to them as “independent directors.” We refer to the directors who are “interested persons” (as defined in the Investment Company Act) are referred to as “interested directors.” Under our certificate of incorporation, the board of directors is divided into three classes.  Each class of directors will hold office for a three-year term.  However, the initial members of the three classes have initial terms of one, two and three years, respectively.  At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualified.

Independent Directors

Name	Age	Position(s) Held with Company	Term End	Principal Occupation(s) Last 5 Years	Number of Portfolios in Fund Complex Overseen by Fund Director	Other Directorships Last 5 Years
Alan Ginsberg	57	Director; Member of Nominating Committee and Chair of Audit Committee	2022	Senior Advisor, StoneCastle Partners from 2010 - 2013; Managing Director Barclays Bank 2017 — Present	1	External Advisory Board of Peabody Museum at Yale University

Emil Henry, Jr.	58	Director; Member of Audit Committee and Nominating Committee, and Lead Independent Director	2021	CEO and Founder of Tiger Infrastructure Partners	1	Tiger Cool Express, LLC, Hudson Fiber Network, Easterly Government Properties and American National

Clara Miller	69	Director; Member of Audit Committee, and Chair of Nominating Committee	2020	CEO, Non-Profit Finance Fund 1984 to 2010; President, The F.B. Heron Foundation 2011 to 2017; President Emerita, The F.B. Heron Foundation since 2018	1	GuideStar, The Robert Sterling Clark Foundation, and Family Independence Initiative

Interested Directors

Name	Age	Position(s) Held with Company	Term End	Principal Occupation(s) Last 5 Years	Number of Portfolios in Fund Complex Overseen by Fund Director	Other Directorships Last 5 Years
Joshua Siegel	48	Director; Chairman of the Board & Chief Executive Officer	2021	Managing Partner and CEO of Stone Castle Partners, LLC	1	Stone Castle Partners, LLC; Stone Castle Cash Management, LLC

George Shilowitz	54	Director & President	2020	Managing Partner, Co-CEO and Senior Portfolio Manager of StoneCastle Partners, LLC	1	Stone Castle Partners, LLC

Responsibilities of the Board of Directors

Our board of directors is responsible under applicable state law for overseeing generally our management and operations.  Our board of directors oversees our operations by, among other things, meeting at its regularly scheduled meetings and as otherwise needed with our management and evaluating the performance of our service providers including our Advisor, our custodian and our transfer agent.  As part of this process, our directors consult with our independent auditors and may consult with their own separate independent counsel.

Our directors review our financial statements, performance, net asset value and market price and the relationship between them, as well as the quality of the services being provided to us.  As part of this process, our directors review our fees and expenses in light of the nature, quality and scope of the services being received while also seeking to ensure that we continue to have access to high quality services in the future.

Our board of directors has four regularly scheduled meetings each year, and additional meetings may be scheduled as needed.  In addition, our board of directors has a standing Audit Committee and a standing Nominating and Governance Committee that each meet periodically and whose responsibilities are described below.

For the fiscal year ended December 31, 2018, each director attended at least 75% of the aggregate number of meetings of the board of directors and the committees for which he or she was eligible.  We do not have a formal policy regarding attendance by directors at annual meetings of stockholders.

The Audit Committee and the Nominating and Governance Committee are each composed of all directors who have been determined not to be “interested persons” of us, our Advisor or their affiliates within the meaning of the Investment Company Act, and who are “independent” as defined in the NASDAQ stock exchange listing standards, and is chaired by an independent director.  The board of directors in its discretion from time to time may establish ad hoc committees.

The appointment of Mr. Siegel as Chairman reflects the board of director’s belief that his experience, familiarity with the our day-to-day operations and access to individuals with responsibility for our management and operations provides the board of directors with insight into our business and activities and, with his access to appropriate administrative support, facilitates the efficient development of meeting agendas that address our business, legal and other needs and the orderly conduct of board meetings.  Emil Henry serves as lead independent director.  The

Chairman develops agendas for board meetings in consultation with the lead independent director and presides at all meetings of the board of directors.  The lead independent director, among other things, chairs executive sessions of the independent directors, serves as a spokesperson for the independent directors and serves as a liaison between the independent directors and our management between board meetings.  The independent directors regularly meet outside the presence of management and are advised by independent legal counsel.  The board of directors also has determined that its leadership structure, as described above, is appropriate in light of our size and complexity, the number of independent directors and the general oversight responsibility of the board of directors.  The board of directors also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the independent directors from management, including our Advisor, but also enhances the independent and orderly exercise of its responsibilities.

Biographical Information

The following sets forth certain biographical information for our independent directors (the “Independent Directors”):

Alan Ginsberg.  Mr. Ginsberg has more than 30 years of experience in providing financial advisory services to financial institutions.  Mr. Ginsberg began his investment banking career at Salomon Brothers Inc in 1983, followed by being a key member of a group that moved to UBS Financial Services Inc. in 1995 and to Donaldson, Lufkin & Jenrette in 1998.  He remained at DLJ through the merger with Credit Suisse First Boston until 2004, when he was recruited to Head HSBC Bank USA’s Financial Institutions Group Americas, remaining there until mid-2006.  Following HSBC, Mr. Ginsberg was a senior member of the Banc of America Securities Financial Institutions Group.  Mr. Ginsberg is a Managing Director of Barclay’s and has advised on more than 70 strategic transactions and advisory assignments during his tenure as an investment banker.  Mr. Ginsberg received his B.A. in Economics from Yale University.  He currently serves on Yale’s Peabody Museum Advisory Board, and he served as a Senior Advisor to StoneCastle Partners from 2010 until May 2013.

Emil W. Henry, Jr.  Mr. Henry is the CEO and Founder of Tiger Infrastructure Partners, a private equity firm focused on global infrastructure investment opportunities.  Prior to founding Tiger Infrastructure Partners, he was Global Head of the Lehman Brothers Private Equity Infrastructure businesses, where he oversaw global infrastructure investments.  In 2005, Mr. Henry was appointed Assistant Secretary of the Treasury for Financial Institutions by the President of the United States.  Until his departure in 2007, he was a key advisor to two Treasury Secretaries on economic, legislative and regulatory matters affecting U.S. financial institutions and markets.  Before joining the Treasury, Mr. Henry was a partner of Gleacher Partners LLC, an investment banking and investment management firm, where he served as Chairman of Asset Management, and Managing Director, and where he oversaw the firm’s investment activities.  Mr. Henry began the formative part of his career at Morgan Stanley in the mid-1980’s, where he was involved in the execution of leveraged buyouts on the firm’s behalf.  He holds an M.B.A. from Harvard Business School and a B.A. in Economics from Yale University.  .

Clara Miller.  Clara Miller is President Emerita of the Heron Foundation, which helps people and communities help themselves out of poverty. She was President of Heron from 2011 through 2017. Prior to assuming Heron’s presidency, Miller was President and CEO of Nonprofit Finance Fund which she founded and ran from 1984 through 2010. Miller serves on the boards of the Sustainability Accounting Standards Board (SASB), Family Independence Initiative, and StoneCastle Financial Corp. She is a board member of the U.S. Impact Investing Alliance and is a Bridgespan Fellow. In 2017 she was named Social Innovator of the Year by the University of New Hampshire. In 1996, Miller was appointed by President Clinton to the U.S. Treasury’s first Community Development Advisory Board for the then-newly-created Community Development Financial Institutions Fund. She later became its Chair. She chaired the Opportunity Finance Network board for six years and was a member of the Community Advisory Committee of the Federal Reserve Bank of New York for eight years. Ms. Miller speaks and writes extensively and has been published in The Financial Times, Medium, The Atlantic Blog, Stanford Social Innovation Review, The Nonprofit Quarterly and The Chronicle of Philanthropy. She has spoken at Aspen Ideas Festival, Sciences Po, Oxford Saïd Business School, Bloomberg L.P., SOCAP, and Mission Investors Exchange.

The following sets forth certain biographical information for our Interested Directors:

Joshua S. Siegel.  Chief Executive Officer & Chairman of the board of directors.  Mr. Siegel is the founder and Managing Partner of StoneCastle Partners and serves as its Chief Executive Officer.  With over two decades of experience in financial services, 19 of which have been spent advising clients and investing in financial institutions or assets, he is widely regarded as a leading expert and investor in the banking industry and is often quoted in financial media, including The Wall Street Journal, The New York Times, American Banker, and CNNMoney.  In addition, he speaks frequently at industry events, including those hosted by the American Bankers Association, Conference of State Bank Supervisors, FDIC, Federal Reserve Bank and SNL Financial.  A creative instructor with a passion for teaching, Mr. Siegel has regularly been invited to educate government regulators about the specialized community banking sector.  He also serves as Adjunct Professor at the Columbia Business School in New York City.  Immediately prior to co-founding StoneCastle, Mr. Siegel was a co-founder and Vice President of the Global Portfolio Solutions Group at Citigroup, a group organized to finance portfolios of financial assets for corporations and to invest in the sector as a principal and market maker.  He later assumed responsibility for developing new products, including pooled investment strategies for the community banking sector.  Mr. Siegel originally joined Salomon Brothers in 1996 (which was merged into Travelers in 1998 and into Citigroup in 1999) in the tax and lease division, providing financing and advisory services to government-sponsored enterprises and Fortune 500 corporations.  Prior to his tenure at Citigroup, Mr. Siegel worked at Sumitomo Bank where he served as a corporate lending officer, as a banker managing equipment lease and credit derivative transactions, and as a member of the New York Credit Committee and at Charterhouse, carrying out merchant banking and private equity transactions.  Mr. Siegel has provided strategic advice to the Global Food Banking Network.  He also provides annual economic support to Prep for Prep to make sure academic brilliance is recognized and nurtured without regard to a student’s economic, demographic or sociological impediments.  He holds a B.S. in Management and Accounting from Tulane University.

George Shilowitz.  President and Director.  Mr. Shilowitz is Co-CEO and a Managing Partner of StoneCastle Partners and serves as the Senior Portfolio Manager of StoneCastle Partners.  Mr. Shilowitz has over two decades of fixed income and principal investment experience.  Mr. Shilowitz worked with StoneCastle since its founding in 2003 and became a partner in 2007.  Prior to joining StoneCastle, Mr. Shilowitz was a senior executive at Shinsei Bank and participated in its highly successful turnaround, sponsored by J.C.  Flowers & Co. and Ripplewood Partners.  At Shinsei, Mr. Shilowitz managed various business units, including Merchant Banking and Principal Finance and was the President of its wholly-owned subsidiary, Shinsei Capital (USA) Limited.  Prior to Shinsei, Mr. Shilowitz was a senior member of the Principal Transactions Group at Lehman Brothers in Asia from 1997-2000, focusing on proprietary investments and debt portfolio acquisitions from distressed financial institutions.  From 1995-1997, he was a member of Salomon Brothers’ asset finance group where he met and first collaborated with Mr. Siegel.  Mr. Shilowitz began his career in 1991 at First Boston Corporation (now Credit Suisse) as a member of the fixed income mortgage arbitrage group and also held positions in the financial engineering group and in asset finance investment banking where he focused on banks and specialty finance companies.  He holds a B.S. in Economics from Cornell University.

Audit Committee

The audit committee (“Audit Committee”) of our board of directors is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants, overseeing our accounting and reporting processes, overseeing the quality and integrity of our financial statements and the independent audit thereof and reviewing the adequacy of our internal controls over financial reporting.  The members of the Audit Committee are Messrs.  Ginsberg and Henry and Ms.  Miller, all of whom are independent directors and none of whom are interested persons in the Company.  Mr. Ginsberg serves as the chairperson of the Audit Committee.  The board of directors has determined that Mr. Ginsberg is an “audit committee financial expert” as defined under SEC rules.  During the period from January 1, 2018 through December 31, 2018, the Audit Committee met four times.

Nominating Committee

On December 6, 2018, the Board formed and adopted a written charter for a nominating and governance committee (“Nominating Committee”). The Nominating Committee is also comprised of Messrs.  Ginsberg and Henry and Ms.  Miller. Ms. Miller serves as the chairperson of the Nominating Committee.  No meetings of the Nominating Committee were held during the 2018 fiscal year.  The functions of the Nominating Committee are (i) to identify individuals qualified to become Directors of the Company in the event that a position is vacated or created; (ii) to select, or to recommend that the Board select, the Director nominees for each annual meeting of the stockholders; (iii) to set any necessary standards or qualifications for service as a Director of the Company; (iv) to make recommendations concerning the continuing education of the Directors on matters relating to their activities as Directors; (v) to oversee the periodic Director self-assessment; (vi) to periodically review and make recommendations regarding Independent Director compensation; to undertake such matters from time to time relating to Board nominations or governance of the Company as the Nominating Committee shall deem appropriate; (viii) to periodically liaise with the Company’s Chief Compliance Officer and (ix) to oversee the contract review process, including the review of the Company’s investment advisory agreement and contracts with any affiliated service providers. In addition, the Nominating Committee will consider corporate governance issues that arise from time to time, and develop appropriate recommendations for the Board, giving appropriate weight to relevant factors including industry “leading practices.” The Nominating Committee will review and report to the Board regarding any actual or potential conflicts of interest involving any Director and determine whether such Director may vote on any issue as to which there may be a conflict. In addition, the Nominating Committee will review all related-party transactions and determine whether such transactions are appropriate for the Company to undertake.

Risk Oversight

The board of directors’ role in our risk oversight reflects its responsibility under applicable state law to oversee generally, rather than to manage, our operations.  In line with this oversight responsibility, our board of directors receives reports and makes inquiry as needed regarding the nature and extent of significant risks we face (including investment, compliance and valuation risks) that potentially could have a materially adverse impact on our business operations, investment performance or reputation.  The board of directors relies upon our management (including our portfolio managers) and Chief Compliance Officer, who reports directly to the board of directors, and our Advisor to assist them in identifying and understanding the nature and extent of such risks and determining whether, and to what extent, such risks may be eliminated or mitigated.  In addition to reports and other information received from our management and our Advisor regarding our investment program and activities, the board of directors as part of their risk oversight efforts meet regularly and as needed with the our Chief Compliance Officer to discuss, among other things, risk issues and issues regarding our policies, procedures and controls.  Our board of directors may be assisted in performing aspects of its role in risk oversight by the audit committee, nominating and governance committee and such other standing or special committees as may be established from time to time by the board of directors.  For example, the audit committee regularly meets with our independent public accounting firm to review, among other things, reports on our internal controls for financial reporting.  Our board of directors believes that not all risks that may affect us can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve our goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness.  As a result of the foregoing and other factors, the board of directors’ risk management oversight is subject to substantial limitations.

Security Ownership of Management

The following table shows the dollar range of equity securities owned by our directors in us as of December 31, 2018.  As of the date of this SAI, there were no other investment companies that are considered to be in the same family of investment companies.

Name of Director	Dollar Range of Equity Securities in the Company	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by the Director in the Family of Investment Companies
Independent Directors
Alan Ginsberg	None	None
Emil Henry	Over $100,000	Over $100,000
Clara Miller	$10,001-$50,000	$10,001-$50,000
Interested Directors
Joshua Siegel(1)	Over $100,000	Over $100,000
George Shilowitz(1)	Over $100,000	Over $100,000

(1) Includes shares of the Company held by StoneCastle Partners, of which Messrs.  Siegel and Shilowitz are partners.

None of the independent directors nor their family members owned beneficially or of record securities issued by our Advisor, or any person directly or indirectly controlling, controlled by, or under common control with Advisor as of the date of this SAI.

Compensation Table

During the fiscal period from January 1, 2018 through December 31, 2018, the Company paid director’s fees of $203,000. The table below sets forth the estimated compensation paid to each of our directors for the period beginning on the commencement of operations and ending on December 31, 2018.

Name and Position with the Company	Aggregate Compensation from the Company(1)	Pension or Retirement Benefits Accrued as Part of Company Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Company and Complex Paid to Directors
Independent Directors
Alan Ginsberg	$71,000	None	None	$71,000
Emil Henry	$71,000	None	None	$71,000
Clara Miller(1)	$61,000	None	None	$61,000
Interested Directors(2)
Joshua Siegel	None	None	None	None
George Shilowitz	None	None	None	None

(1) Ms.  Miller intends to donate all after-tax income received in conjunction with her directorship with us to one or more 501(c)(3) eligible charitable organizations.

(2) Interested directors are not compensated by us for their service as directors.

Officers

Our executive officers are chosen each year at a regular meeting of the board of directors to hold office until their respective successors are duly elected and qualified, or until he resigns or is removed in the manner provided by law.  Unless otherwise indicated, the address of each officer is 152 West 57th Street, 35th Floor, New York, New York 10019.  In addition to Joshua Siegel, our chairman of the board of directors and chief executive officer, and George Shilowitz, our president, our executive officers currently are:

Name	Age	Position(s) Held with Company	Term Served	Principal Occupation(s) Last 5 Years
Patrick J. Farrell	59	Chief Financial Officer	Since April 1, 2014	Chief Financial Officer of StoneCastle Partners from February 2014 to date; Prior to February 2014, Chief Financial officer of Emerging Managers Group, LP
Rachel Schatten	48	General Counsel, Chief Compliance Officer and Secretary	Since July 2013	General Counsel and Chief Compliance Officer of StoneCastle Partners, LLC; Prior to 2013, General Counsel and Chief Compliance Officer of Hardt Group

The following sets forth certain biographical information for our executive officers who are not directors:

Patrick J. Farrell.  Chief Financial Officer.  Mr. Farrell has over 30 years of hands-on management experience in finance and accounting, specifically focused on domestic and offshore mutual funds, bank deposit account programs, investment advisory and broker dealer businesses.  Prior to joining StoneCastle Partners as Chief Financial Officer in February 2014, Mr. Farrell was CFO/COO of the Emerging Managers Group, LP, a specialty asset management firm focused on offshore mutual funds.  Prior to that, Mr. Farrell was CFO at Reserve Management, where he oversaw all financial activities for the company.  Earlier in his career, he held financial positions at Lexington Management, Drexel Burnham, Alliance Capital and New York Life Investment Management, all focused on investment advisory and mutual fund activities.  He began his career at Peat Marwick Mitchell & Co.  Mr. Farrell holds a B.S. in Business Administration-Accounting from Manhattan College. Mr. Farrell is a Certified Public Accountant licensed in New York and is a member of the American Institute of Certified Public Accountants.

Rachel Schatten.  General Counsel, Chief Compliance Officer and Secretary.  Ms. Schatten had over 12 years of investment advisor experience prior to joining StoneCastle Partners as General Counsel and Chief Compliance Officer in 2013.  From 2004 to 2013, she served as the U.S. General Counsel and Chief Compliance Officer of a subsidiary of Hardt Group Investments AG, an international fund of funds, and the General Securities Principal of its affiliated broker-dealer since its inception through its subsequent sale.  Prior to her tenure at the Hardt Group, Ms.  Schatten was an Associate in the investment management group of Schulte Roth & Zabel LLP, where she counseled investment advisors on developing and structuring new hedge funds, including domestic and offshore entities, master feeder funds, and funds of funds.  She holds Series 7, 63 and 24 licenses and is admitted to practice law in New York.  She graduated Cum Laude from Albany Law School of Union University, where she was an associate editor of the Albany Law Review and a member of the Justinian Society.

Codes of Ethics

Pursuant to Rule 17j-l under the Investment Company Act, we and our Advisor have each adopted codes of ethics that permit their respective personnel to invest in securities for their own accounts, including securities that may be purchased or held by us.  All personnel must place the interests of clients first and avoid activities, interests and relationships that might interfere with the duty to make decisions in the best interests of the clients.  All personal securities transactions by employees must adhere to the requirements of the codes and must be conducted in such a manner as to avoid any actual or potential conflict of interest, the appearance of such a conflict, or the abuse of an employee’s position of trust and responsibility.

Copies of our codes of ethics and our Advisor’s code of ethics are on file with the SEC.  You can review and copy these codes of ethics  on the SEC’s website (http://www.sec.gov).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

We have entered into the management agreement with our Advisor, an entity in which certain of our officers and directors have ownership and financial interests.  Our Advisor’s services to us under the management agreement are not exclusive, and while it is not currently contemplated, our Advisor is free to furnish the same or similar services to other entities, including businesses that may directly or indirectly compete with us so long as our Advisor’s services to us are not impaired by the provision of such services to others.  It is thus possible that our Advisor might allocate investment opportunities to other entities, and thus might divert attractive investment opportunities away from us.  However, our Advisor intends to allocate investment opportunities consistent with our investment objectives and strategies in a fair and equitable manner in accordance with its allocation policy.  See “Management—Management Agreement.”

Fees to be Earned by StoneCastle Partners and its Affiliates from Community Banks, Including Some or All of the Community Banks in which we Invest

Brokers affiliated with StoneCastle Partners may provide investment leads to us, and we may pay a portion of the fee income that we receive from community banks in connection with our investments in such banks to one or more affiliated brokers.  Based upon management’s prior experience, we may receive up-front fee revenue from the community bank issuers in connection with newly originated securities.  Such fees typically range from 0% to 3% of the amount we invest and may be paid in cash or in kind.  Furthermore, entities affiliated with StoneCastle Partners may receive fees from us or from issuers in which we invest in respect of structuring investments that we may make.  In addition, our affiliate StoneCastle Cash Management, LLC provides various cash management products to its clients that involve depositary relationships with community banks and services to community banks with respect to their cash management products.  StoneCastle Cash Management, LLC receives customary fees from these clients and/or community banks in connection with these cash management services, which may include community banks in which we invest.  Other affiliates of StoneCastle that exist today, or that may exist in the future, may provide products or service to community banks.

Indemnification Agreements

To the fullest extent permitted by law, we have indemnified our directors and officers if they are made, or threatened to be made, a party to any action or proceeding (including an action by or in the right of an affiliate), whether civil or criminal, by reason of the fact that any of them is or was a director or officer of our company, or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against any judgments, fines, amounts paid in settlement and reasonable expenses which they incur.  We may also advance the expenses of such persons in any such action or proceeding.  We intend to maintain liability insurance covering our directors and officers.

Conflicts of Interest Within StoneCastle Partners

StoneCastle Partners currently does, and our Advisor and StoneCastle Partners in the future may, manage funds and accounts other than ours that have similar investment objectives.  The investment policies, advisor compensation arrangements and other circumstances of ours may vary from those of these other funds and accounts.  Accordingly, conflicts may arise regarding the allocation of investments or opportunities among us and those other accounts.  In certain cases, investment opportunities may be made available to us by our Advisor other than on a pro rata basis.  For example, we may desire to retain an asset at the same time that one or more of those other funds or accounts desires to sell, or we may not have additional capital to invest at the same time as such other funds and accounts.  Our Advisor intends to allocate investment opportunities to us and those other funds and accounts in a manner that they believe, in their good faith judgment and based upon their fiduciary duties, to be appropriate considering a variety of factors such as the investment objectives, size of transaction, investable assets, alternative investments potentially available, prior allocations, liquidity, maturity, expected holding period, diversification, lender covenants and other limitations of ours and other funds or accounts.  To the extent that investment opportunities are suitable for us and for one of these other funds or accounts, our Advisor intends to allocate investment opportunities pro rata among us and them based on the amount of funds each then has available for such investment, taking into account these factors.

There may be situations in which one or more funds or accounts managed by our Advisor or its affiliates might invest in different securities issued by the same company.  It is possible that if the target company’s financial performance and condition deteriorates such that one or both investments are or could be impaired, our Advisor might face a conflict of interest given the difference in seniority of the respective investments.  In such situations, our Advisor would review the conflict on a case-by-case basis and implement procedures consistent with its fiduciary duties to enable it to act fairly to each of its clients in the circumstances.  Any steps by our Advisor will take into consideration the interests of each of the affected clients, the circumstances giving rise to the conflict, the procedural efficacy of various methods of addressing the conflict and applicable legal requirements.

Furthermore, two of the members of our Advisor’s investment committee are also members of our board of directors.  Due to our board composition, it is more likely that our board of directors will approve investments made by the Advisor’s investment committee and that our board of directors will value our investments consistent with the valuation recommendations of our Advisor’s investment committee.  The board of directors utilizes the services of one or more regionally or nationally recognized independent valuation firms to help it determine the value of each investment for which a market price is not available.  The board of directors will also review valuations of such investments provided by the Advisor.  The board of directors regularly reviews and evaluates our valuation methodology and any such valuation service it uses and the historical accuracy of such valuation methodologies.  The board of directors also reviews valuations of such investments provided by the Advisor and assigns the valuation it determines to best represent the fair value of such investments.

Leverage creates risk for holders of our common stock, including the likelihood of greater volatility of our NAV and the value of our shares, and the risk of fluctuations in interest rates on leverage capital, which may affect the return to the holders of our common stock or cause fluctuations in the distributions paid on our common stock.  The fee paid to our Advisor is calculated on the basis of our Managed Assets, including proceeds from leverage capital.  During periods in which we use leverage, the fee payable to our Advisor will be higher than if we did not use leverage.  Consequently, we and our Advisor may have differing interests in determining whether to leverage our assets.  Certain members of our board of directors also serve as investment professionals for our Advisor, which may create inherent conflicts of interest.

Approval of Conflicts

Our board of directors, including a majority of our directors who are independent, is responsible for reviewing and approving the terms of all transactions between us and our Advisor or its affiliates or any member of our board of directors, including (when applicable) the economic, structural and other terms of our investments and investment transactions and the review of any investment decisions that may present potential conflicts of interest among our Advisor and its affiliates, on one hand, and us, on the other.  Our board of directors, including a majority of our directors who are independent, is also responsible for reviewing our Advisor’s performance and the fees and expenses that we pay to our Advisor.  In addition, expenses that are reimbursable to our Advisor will be submitted to the independent members of our board of directors for their approval prior to reimbursement thereof.  In addition, our Advisor’s compliance department and legal department will oversee its conflict-resolution system.  The program places particular emphasis on the principle of fair and equitable allocation of appropriate opportunities and of common fees and expenses to our Advisor’s clients over time.  Our Advisor has agreed with us that it will allocate opportunities, fees and expenses among its clients pursuant to its written policies and procedures.

PORTFOLIO MANAGERS

Day-to-day management of our portfolio is the responsibility of our Advisor’s investment committee, with assistance from our Advisor’s portfolio managers who may also be members of our Advisor’s investment committee.  Our Advisor’s investment committee is currently comprised of Joshua Siegel, George Shilowitz, Erik Eisenstein, James Brennan and Ricardo Viloria.  George Shilowitz is the chairperson of the investment committee.  The investment committee’s policy is that the consent of four members is required to approve the committee’s decision to invest in a security and the consent of three members is required to sell a security.

Unless otherwise indicated, the information below is provided as of the date of this SAI.  The table below identifies the number of accounts (other than for us) for which our portfolio managers have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts.  Where the named individual has been assigned primary responsibility, or is a member of a committee that has been assigned primary responsibly, for oversight of another pooled investment vehicle or other account, that vehicle/account has been allocated to that individual for disclosures purposes.  For each category, the number of accounts and total assets in the accounts where fees are based on performance is also indicated as of December 31, 2018.

Name of Portfolio Manager or Team Member	Type of Accounts	Total No. of Accounts Managed	Total Assets	No. of Accounts where Advisory Fee is Based on Performance	Total Assets in Accounts where Advisory Fee is Based on Performance
Joshua Siegel	Registered Investment Companies:	0	Not applicable	Not applicable	Not applicable
	Other Pooled Investment Vehicles:	6	$1.3 Billion	Not applicable	$0
	Other Accounts:	770	$12.5 Billion	Not applicable	Not applicable
George Shilowitz	Registered Investment Companies:	0	Not applicable	Not applicable	Not applicable
	Other Pooled Investment Vehicles:	6	$1.3 Billion	Not applicable	$0
	Other Accounts:	770	$12.5 Billion	Not applicable	$0
Erik Eisenstein	Registered Investment Companies:	0	Not applicable	Not applicable	Not applicable
	Other Pooled Investment Vehicles:	0	Not applicable	Not applicable	Not applicable
	Other Accounts:	0	Not applicable	Not applicable	Not applicable
James Brennan	Registered Investment Companies:	0	Not applicable	Not applicable	Not applicable
	Other Pooled Investment Vehicles:	6	$1.3 Billion	Not applicable	Not applicable
	Other Accounts:	0	Not applicable	Not applicable	Not applicable
Ricardo Viloria	Registered Investment Companies:	0	Not applicable	Not applicable	Not applicable
	Other Pooled Investment Vehicles:	6	$1.3 Billion	0	$0
	Other Accounts:	0	Not applicable	Not applicable	Not applicable

Biographical information about each member of our Advisor’s investment committee and our Advisor’s portfolio managers, in each case who do not serve on our board of directors, is set forth below.

Erik Eisenstein.  Mr. Eisenstein is the Senior Bank Analyst and a Director at StoneCastle Partners.  Prior to joining StoneCastle in 2007, Mr. Eisenstein was an Equity Analyst for over six years at Standard & Poor’s, Criterion Research Group LLC and Morgan Keegan, with a coverage universe of regional and community banks, thrifts and other diversified financial companies.  During that time he appeared on various television and print media, including CNBC and The Wall Street Transcript.  Prior, he spent three years as Underwriter and Underwriting Manager of management liability insurance products at American International Group and two years as a practicing attorney.  Mr. Eisenstein holds a B.S. in Industrial and Labor Relations from Cornell University, a J.D. from Duke University and an M.B.A. from New York University.

Ricardo Viloria.  Mr. Viloria is a Co-Portfolio Manager and a Director at StoneCastle Partners.  Prior to joining StoneCastle in 2006, Mr. Viloria was a Ratings Analyst at Moody’s.  For three years at Moody’s, Mr. Viloria specialized in financial institution-related transactions and rated a broad range of transactions secured by various assets classes that included leveraged loans, bonds and asset-backed securities.  Prior to Moody’s, Mr. Viloria was at Fox-Pitt, Kelton, a subsidiary of Swiss Reinsurance at the time, in the Corporate Finance Group where he focused on capital raising and mergers and acquisitions for community banks, insurance and finance companies.  Mr. Viloria holds a B.S. in Operations Research from Columbia University and an M.B.A. from New York University.

James Brennan. Mr. Brennan is a Director at StoneCastle Partners and joined the firm in 2009.  He is responsible for the origination of banks seeking capital investments and business development for the company. In this role, his primary duties include identifying and sourcing bank originations directly and through a national network of referral sources, including investment banks and various industry groups.  In addition to originating banks, Mr. Brennan is actively involved in the processing, due diligence and structuring of potential capital investments by the Company.  Mr. Brennan graduated from Creighton University with an B.S. in Finance in 2002.

Portfolio Manager Compensation

With respect to the compensation of the portfolio managers, our Advisor’s compensation system assigns each employee a total compensation “target” and a respective cap, which are derived from annual market surveys that benchmark each role with their job function and peer universe.  This method is designed to reward employees with total compensation reflective of the external market value of their skills, experience, and ability to produce desired results.

Standard compensation includes competitive base salaries, employee benefits, and a retirement plan.  In addition, employees are eligible for bonuses.  These are structured to closely align the interests of employees with those of StoneCastle Asset Management, and are determined by the professional’s job function and performance as measured by a formal review process.  All bonuses are completely discretionary.  Because the Advisor utilizes a team approach in managing the assets of its clients, the overall success of the firm is a key component in determining compensation of portfolio managers.  Because portfolio managers may be responsible for multiple accounts (including ours) with similar investment strategies, they are compensated on the performance of the aggregate group of similar accounts, rather than a specific account.  A smaller portion of a bonus payment is derived from factors that include client service, business development, length of service to our Advisor, management or supervisory responsibilities, contributions to developing business strategy and overall contributions to our Advisor’s business.

Finally, in order to attract and retain top talent, all professionals are eligible for additional incentives in recognition of outstanding performance.  These are determined based upon the factors described above and may include stock options in our manager and long-term incentives that vest over a set period of time past the award date.

Conflicts of Interest Within StoneCastle Partners

StoneCastle Partners currently does, and our Advisor and StoneCastle Partners in the future may, manage funds and accounts other than ours that have similar investment objectives.  The investment policies, advisor compensation arrangements and other circumstances of ours may vary from those of these other funds and accounts.  Accordingly, conflicts may arise regarding the allocation of investments or opportunities among us and those other accounts.  In certain cases, investment opportunities may be made available to us by our Advisor other than on a pro rata basis.  For example, we may desire to retain an asset at the same time that one or more of those other funds or accounts desires to sell, or we may not have additional capital to invest at the same time as such other funds and accounts.  Our Advisor intends to allocate investment opportunities to us and those other funds and accounts in a manner that they believe, in their good faith judgment and based upon their fiduciary duties, to be appropriate considering a variety of factors such as the investment objectives, size of transaction, investable assets, alternative investments potentially available, prior allocations, liquidity, maturity, expected holding period, diversification, lender covenants and other limitations of ours and other funds or accounts.  To the extent that investment opportunities are suitable for us and for one of these other funds or accounts, our Advisor intends to allocate investment opportunities pro rata among us and them based on the amount of funds each then has available for such investment, taking into account these factors.

There may be situations in which one or more funds or accounts managed by our Advisor or its affiliates might invest in different securities issued by the same company.  It is possible that if the target company’s financial performance and condition deteriorates such that one or both investments are or could be impaired, our Advisor might face a conflict of interest given the difference in seniority of the respective investments.  In such situations, our Advisor would review the conflict on a case-by-case basis and implement procedures consistent with its fiduciary duties to enable it to act fairly to each of its clients in the circumstances.  Any steps by our Advisor will take into consideration the interests of each of the affected clients, the circumstances giving rise to the conflict, the procedural efficacy of various methods of addressing the conflict and applicable legal requirements.

Furthermore, two of the members of our Advisor’s investment committee are also members of our board of directors.  Due to our board composition, it is more likely that our board of directors will approve investments made by the Advisor’s investment committee and that our board of directors will value our investments consistent with the valuation recommendations of our Advisor’s investment committee.  The board of directors has engaged the services of one or more regionally or nationally recognized independent valuation firms to help it determine the value of each investment for which a market price is not available.  The board of directors also reviews valuations of such investments provided by the Advisor.  The board of directors regularly reviews and evaluates our valuation methodology and any such valuation service it uses and the historical accuracy of such valuation methodologies.  The board of directors also reviews valuations of such investments provided by the Advisor and assigns the valuation it determines to best represent the fair value of such investments.

Leverage creates risk for holders of our common stock, including the likelihood of greater volatility of our NAV and the value of our shares, and the risk of fluctuations in interest rates on leverage capital, which may affect the return to the holders of our common stock or cause fluctuations in the distributions paid on our common stock.  The fees paid to our Advisor will be calculated on the basis of our Managed Assets, including proceeds from leverage capital.  During periods in which we use leverage, the fee payable to our Advisor will be higher than if we did not use leverage.  Consequently, we and our Advisor may have differing interests in determining whether to leverage our assets.

Approval of Conflicts

Our board of directors, including a majority of our directors who are independent, is responsible for reviewing and approving the terms of all transactions between us and our Advisor or its affiliates or any member of our board of directors, including (when applicable) the economic, structural and other terms of our investments and investment transactions and the review of any investment decisions that may present potential conflicts of interest among our Advisor and its affiliates, on one hand, and us, on the other.  Our board of directors, including a majority of our directors who are independent, is also responsible for reviewing our Advisor’s performance and the fees and expenses that we pay to our Advisor.  In addition, expenses that are reimbursable to our Advisor will be submitted to the independent members of our board of directors for their approval prior to reimbursement thereof.  In addition, our Advisor’s compliance department and legal department will oversee its conflict-resolution system.  The program places particular emphasis on the principle of fair and equitable allocation of appropriate opportunities and of common fees and expenses to our Advisor’s clients over time.  Our Advisor has agreed with us that it will allocate opportunities, fees and expenses among its clients pursuant to its written policies and procedures.

Portfolio Manager Securities Ownership

As of the fiscal year ended December 31, 2018, Mr. Shilowitz and Mr. Siegel each beneficially owned between $1,000,001 and $5,000,000 of our securities (including shares of the Company held by StoneCastle Partners, of which Messrs.  Siegel and Shilowitz are partners).  As of that same date, Messrs. Eisenstein and Viloria each beneficially owned between $10,001 and $50,000 of our securities, and Mr. Brennan owned none.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Our Advisor is responsible for decisions to buy and sell securities for us, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions.  When we purchase securities listed on a stock exchange, those transactions will be effected through brokers who charge a commission for their services.  We also may invest in securities that are traded principally in the over-the-counter market.  In the over-the-counter market, securities generally are traded on a “net” basis with dealers acting as principal for their own accounts without a stated commission, although the price of such securities usually includes a mark-up to the dealer.  Securities purchased in underwritten offerings generally include, in the price, a fixed amount of compensation for the manager, underwriter and dealer.  We also purchase securities including fixed income securities directly from an issuer, in which case no commissions or discounts will be paid.

Payments of commissions to brokers who are our affiliates (or “affiliated persons” of such persons, as defined under the Investment Company Act) will be made in accordance with Rule 17e-l under the Investment Company Act.  Commissions paid on such transactions would be commensurate with the rate of commissions paid on similar transactions to brokers that are not so affiliated.

Our Advisor may, consistent with our interests, select brokers on the basis of the research, statistical and pricing services they provide to us and our Advisor’s other clients.  Such research, statistical and pricing services must provide lawful and appropriate assistance to our Advisor’s investment decision-making process in order for such research, statistical and pricing services to be considered by our Advisor in selecting a broker.  These research services may include information on securities markets, the economy, individual companies, pricing information, research products and services and such other services as may be permitted from time to time by Section 28(e) of the Exchange Act.  Information and research received from such brokers will be in addition to, and not in lieu of, the services required to be performed by our Advisor under its contract.  A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that our Advisor determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of our Advisor to us and its other clients and that the total commissions paid by us will be reasonable in relation to the benefits to us over the long-term.  The advisory fees that we pay to our Advisor will not be reduced as a consequence of our Advisor’s receipt of brokerage and research services.  To the extent that portfolio transactions are used to obtain such services, the brokerage commissions paid by us will exceed those that might otherwise be paid by an amount which cannot be presently determined.  Such services generally may be useful and of value to our Advisor in serving one or more of its other clients and, conversely, such services obtained by the placement of brokerage business of other clients generally would be useful to our Advisor in carrying out its obligations to us.  While such services are not expected to reduce the expenses of our Advisor, our Advisor would, through use of the services, avoid the additional expenses that would be incurred if it should attempt to develop comparable information through their own staff.

One or more of the other investment companies or accounts that our Advisor manages may own from time to time some of the same investments as us.  Investment decisions for us are made independently from those of other investment companies or accounts; however, from time to time, the same investment decision may be made for more than one company or account.  When two or more companies or accounts seek to purchase or sell the same securities, the securities actually purchased or sold will be allocated among the companies and accounts on a good faith equitable basis by our Advisor in its discretion in accordance with the accounts’ various investment objectives.  In some cases, this system may adversely affect the price or size of the position obtainable for us.  In other cases, however, our ability to participate in volume transactions may produce better execution for us.  It is the opinion of our board of directors that this advantage, when combined with the other benefits available due to our Advisor’s organization, outweigh any disadvantages that may be said to exist from exposure to simultaneous transactions.

For the fiscal years ended December 31, 2018 and 2017, we paid  brokerage commissions of $9,050 and $16,000, respectively.  No brokerage commissions were paid to broker-dealers that were affiliated persons of the Advisor (“affiliated brokers”) in connection with portfolio transactions.

For the fiscal years ended December 31, 2018 and 2017, our portfolio turnover rate was 30% and 16%, respectively.  The Company experienced higher portfolio turnover during the fiscal year ended December 31, 2018 due to increased trading activity from reinvesting the proceeds of securities called or redeemed.  It is not our policy to engage in transactions with the objective of seeking profits from short-term trading.  Because it is difficult to predict accurately portfolio turnover rates, actual turnover may be significantly higher or lower.  Higher portfolio turnover results in increased costs, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on the reinvestment in other securities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Persons or organizations beneficially owning 25% or more of our outstanding shares could be presumed to “control” us.  As a result, those persons or organizations could have the ability to take action without the consent or approval of other stockholders.  As of April 17, 2019, Cede & Co. held approximately 99.9% of our outstanding voting securities.  Cede & Co. is the nominee name for The Depository Trust Company, a large clearing house that holds shares in its name for banks, brokers and institutions in order to expedite the sale and transfer of stock.  To our knowledge, as of the same date, no other person or entities owned of record or beneficially more than 5% of our outstanding voting securities except that, based on a 13G filing through the date of this prospectus, the following information with respect to beneficial ownership of more than 5% of the outstanding voting shares has been reported:

Title of Class	Name and Address*	Percentage Ownership of Fund*	Total Number of Shares*
Shares of Beneficial Interest	Punch & Associates Investment Management. Inc. 7701 France Avenue So, Suite 300 Edina, MN 55435	6.321%	413,786

*              Information derived from Schedule 13G filing dated February 14, 2019.

Additionally, as of the same date, our directors and officers owned individually and together approximately 1.22% of our outstanding shares.

PROXY VOTING POLICIES

We, along with our Advisor, have adopted proxy voting policies and procedures (the “Proxy Policy”) that we believe are reasonably designed to ensure that proxies are voted in our best interests and the best interests of our stockholders.  Subject to its oversight, our board of directors has delegated responsibility for implementing the Proxy Policy to our Advisor.

In the event requests for proxies are received to vote equity securities on routine matters, such as ratification of auditors, the proxies usually will be voted in accordance with the recommendation of our management unless our Advisor determines it has a conflict or our Advisor determines there are other reasons not to vote in accordance with the recommendation of our management.  On non-routine matters, such as elections of directors, amendments to governing instruments, proposals relating to compensation, corporate governance proposals and stockholder proposals, our Advisor will vote, or abstain from voting if deemed appropriate, on a case-by-case basis in a manner it believes to be in the best economic interest of our stockholders.  In the event requests for proxies are received with respect to fixed income securities, our Advisor will vote on a case-by-case basis in a manner it believes to be in the best economic interest of our stockholders.

Our chief executive officer will be responsible for monitoring our actions and ensuring that (i) proxies are received and forwarded to the appropriate decision makers, and (ii) proxies are voted in a timely manner upon receipt of voting instructions.  We are not responsible for voting proxies we do not receive, but we will make reasonable efforts to obtain missing proxies.  Our chief executive officer will implement and execute procedures designed to identify and monitor potential conflicts of interest that could affect the proxy voting process, including (i) significant client relationships, (ii) other potential material business relationships and (iii) material personal and family relationships.  All decisions regarding proxy voting will be determined by our Advisor’s investment committee and will be executed by our chief executive officer.  Every effort will be made to consult with the portfolio manager and/or analyst covering the security.  We may determine not to vote a particular proxy if the costs and burdens exceed the benefits of voting (e.g., when securities are subject to loan or to share blocking restrictions).

If a request for proxy presents a conflict of interest between our stockholders, on one hand, and our Advisor, the underwriters or any of our or their respective affiliated persons, on the other hand, our management may (i) disclose the potential conflict to our board of directors and obtain consent or (ii) establish an ethical wall or other informational barrier between the persons involved in the conflict and the persons making the voting decisions.

Information regarding how the Company voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling 212-354-6500; and on the SEC’s website at http://www.sec.gov.

FINANCIAL STATEMENTS

The audited financial statements and notes thereto in our Annual Report to Stockholders for the year ended December 31, 2018 (the “Annual Report”) is incorporated by reference into this SAI.  The 2018 financial statements included in the Annual Report were audited by Tait, Weller & Baker LLP, the Company’s independent registered public accounting firm, whose report thereon is also incorporated herein by reference.  No other parts of the Annual Report or Semi-Annual Report are incorporated by reference herein and such other parts are not part of our registration statement, the SAI, or the prospectus.

Copies of our annual and semi-annual reports may be obtained without charge, upon request, by writing to StoneCastle Financial Corp., 152 West 57th Street, New York, NY 10019 or calling us at (212) 354-6500 or on our website at http://ir.stonecastle-financial.com/annuals.cfm.

ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form N-2 relating to the securities offered hereby.  Our prospectus and this SAI do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto.  Please refer to the Registration Statement for further information about us and our securities.  Statements contained in our prospectus and this SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to a Registration Statement, each such statement being qualified in all respects by such reference.

STONECASTLE FINANCIAL CORP.

STATEMENT OF ADDITIONAL INFORMATION

PART C

OTHER INFORMATION

Item 25.  Financial Statements and Exhibits

1.                                      Financial Statements:

Part A

None.

Part B

The following statements of the Registrant are incorporated by reference in Part B of the Registration Statement:

(i)                                     Schedule of Investments as of December 31, 2018.*

(ii)                                  Statement of Assets and Liabilities as of December 31, 2018.*

(iii)                               Statement of Operations for the year ended December 31, 2018.*

(iv)                              Statement of Changes in Net Assets for the years ended December 31, 2018 and 2017.*

(v)                                 Statement of Cash Flows for the year ended December 31, 2018.*

(vi)                              Notes to the Financial Statements dated December 31, 2018.*

(vii)                           Report of Independent Registered Public Accounting Firm dated February 27, 2019.*

*  Incorporated by reference to the Registrant’s Annual Report to Stockholders for fiscal year ended December 31, 2018 filed on Form N-CSR, as filed with the Commission on February 28, 2019 (Investment Company Act File No. 811-22853).

2.                                      Exhibits:

Exhibit No.	Description of Document
a.1.	Amended and Restated Certificate of Incorporation(1)

b.1.	Amended and Restated Bylaws(1)

d.1.	Specimen certificate of the Company’s common stock, par value $0.001 per share(1)

e.1.	Dividend Reinvestment Plan(1)

g.1.	Management Agreement (2)

j.1.	Custody Agreement with The Bank of New York Mellon (2)

k.1.	Stock Transfer Agency Agreement with Computershare Trust Company, N.A. (2)

k.2.	Administration Agreement with The Bank of New York Mellon (2)

k.3.	Staffing Agreement with Stone Castle Partners, LLC and Affiliates (2)

k.4.	Trademark License Agreement with Stone Castle Partners, LLC and Affiliates (2)

k.5.	Credit Agreement among the Registrant, the Lender parties thereto, including Texas Capital Bank, N.A. (2)

k.6.	First Amendment to Credit Agreement (2)

k.7	Fee Waiver Agreement (5)

l.1.	Opinion of Pepper Hamilton LLP (4)

n.1.	Consent of Tait, Weller & Baker LLP (6)

r.1.	Code of Ethics of StoneCastle Financial Corp. (4)

r.2.	Code of Ethics of StoneCastle Asset Management LLC(4)

s.1.	Power of Attorney (3)

(1)                                 Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File No. 333-189307) as filed with the Commission on September 16, 2013.

(2)                                 Incorporated by reference to Registrant’s Registration Statement on Form N-2 (File No. 333-197689) as filed with the Commission on July 29, 2014.

(3)                                 Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-197689) as filed with the Commission on September 18, 2014.

(4)                                 Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-204417) as filed with the Commission on March 29, 2016.

(5)                                 Incorporated by reference to Post-Effective Amendment No. 4 to Registrant’s Registration Statement on Form N-2 (File No. 333-204417) as filed with the Commission on August 13, 2018.

(6)                                 Filed herewith.

Item 26. Marketing Arrangements

Information contained under the heading “Plan of Distribution” in this Registration Statements is incorporated hereby by reference.

Item 27.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission fees		$17,430	(1)
Financial Industry Regulatory Authority, Inc. filing fee (FINRA)	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing expenses	$	*
Miscellaneous	$	*
Total	$	[•]

(1) Securities and Exchange Commission fees were paid by wire transfer on May 21, 2015.

* Fees depend on number of issuances and amount of securities and cannot be estimated at this time.

Item 28.  Persons Controlled by or Under Common Control with Registrant

None.

Item 29.  Number of Holders of Securities

As of April 17, 2019, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders
Common Stock ($0.001 par value)	4

Item 30.  Indemnification

Subject to the Investment Company Act, or any valid rule, regulation or order of the SEC thereunder, our certificate of incorporation and bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise to the maximum extent permitted by the Delaware General Corporation Law.  The Investment Company Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.  In addition to any indemnification to which our directors and officers are entitled pursuant to our amended and restated certificate of incorporation and amended and restated bylaws and the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws permit us to indemnify our other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, whether such employees or agents are serving us or, at our request, any other entity.  As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws, we have purchased and maintain insurance on behalf of each of our directors and officers.

The management agreement provides that our Advisor will not be liable to us in any way for any default, failure or defect in any of the securities comprising our portfolio if it has satisfied the duties and the standard of care, diligence and skill set forth in the management agreement.  The management agreement further states that we will indemnify the Advisor for any losses, damages, claims, costs, charges, expenses or liabilities except to the extent such amounts result from our Advisor’s willful misconduct, bad faith or gross negligence or as otherwise prohibited by applicable law.  As a result, our Advisor may not be liable to us for breaches of its duty of care, diligence or skill.  In addition, under the license agreement, we have agreed to indemnify StoneCastle Partners for any unauthorized use of the “StoneCastle” name and marks by us.  Finally, the underwriting agreement provides that we will indemnify the Underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the Underwriters may be required to make relating to these liabilities.  Reference is made to Article VI of our certificate of incorporation and the Company’s by-laws filed hereto as Exhibits a. and b., respectively.  Reference is made to Section 18 of the Management Agreement, filed as Exhibit g.1. hereto, for provisions relating to the indemnification of the Advisor by the Company.  Reference is made to Section 8(a) of the Form of Underwriting Agreement, filed as Exhibit h.1. hereto, for provisions relating to the indemnification of the Underwriters by the Company.

Item 31.  Business and Other Connections of Investment Advisor

The information in the Statement of Additional Information under the caption “Management—Directors and Officers” and the information in the prospectus under the caption “Management—Management Agreement” is hereby incorporated by reference.

Item 32.  Location of Accounts and Records

The Registrant’s accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment advisor, StoneCastle Asset Management LLC, 152 West 57th Street, 35th Floor, New York, New York 10019, at the offices of the custodian, The Bank of New York Mellon, 2 Hanson Place, Brooklyn, New York 11217, at the offices of the transfer agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021, or at the offices of the administrator, BNY Mellon Investment Servicing (US) Inc., 4400 Computer Drive, Westborough, Massachusetts 01581.

Item 33.  Management Services

None.

Item 34.  Undertakings

The Registrant hereby undertakes:

(1)                                 to suspend the offering of shares until the prospectus is amended if: (i) subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10% from its net asset value per share as of the effective date of this Registration Statement; or (ii) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)                                 Not applicable.

(3)                                 if the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof, and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering.

(4)                                 (a)                                 to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)                                 to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(2)                                 to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)                                 to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(b)                                 that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)                                  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)                                 that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)                                  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)                                 any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(2)                                 the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)                                 any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)                                 that: (a) for purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (b) for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)                                 to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-204417) to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of New York and State of New York on the 30TH day of April, 2019.

StoneCastle Financial Corp.

By:	/s/ Joshua S. Siegel
Joshua S. Siegel Chief Executive Officer & Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Joshua S. Siegel	Chief Executive Officer and Director	April 30, 2019
Joshua S. Siegel	(Principal Executive Officer)

/s/ Patrick J. Farrell	Chief Financial Officer	April 30, 2019
Patrick J. Farrell	(Principal Financial and Accounting Officer)

* /s/ George Shilowitz	President and Director	April 30, 2019
George Shilowitz

* /s/ Alan Ginsberg	Director	April 30, 2019
Alan Ginsberg

* /s/ Emil Henry	Director	April 30, 2019
Emil Henry

* /s/ Clara Miller	Director	April 30, 2019
Clara Miller

* By:	/s/ Joshua S. Siegel
Joshua S. Siegel

Attorney-In-Fact pursuant to a power of attorney signed by each individual on July 23, 2014.

EXHIBIT INDEX

Exhibit No.	Description of Document

n.1.	Consent of Tait, Weller & Baker LLP